As filed with the Securities and Exchange Commission on June 3, 2009

Registration No. 333-142680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISANT HOLDING CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3911	90-0207875
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

357 Main Street

Armonk, New York 10504

(914) 595-8200

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Marie D. Hlavaty, Esq.

Visant Holding Corp.

357 Main Street

Armonk, New York 10504

(914) 595-8200

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent For Service)

Copies to:

Risë B. Norman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
10 1/ 4% Senior Discount Notes due 2013	$247,200,000	100%	$247,200,000	(1)

(1)	Pursuant to Rule 457(q) under the Securities Act of 1933, as amended (the “Securities Act”), no filing fee is required.

PROSPECTUS

VISANT HOLDING CORP.

$247,200,000 Principal Amount at Maturity

of 10 1/4% Senior Discount Notes Due 2013

The Company:

•	We are a leading marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments.

The notes:

•	Maturity: December 1, 2013.

•

Interest Payment: Prior to December 1, 2008, interest accrued on the notes in the form of an increase in the accreted value of such notes. Upon the date of their original issuance, the notes had an initial accreted value of $606.82 per $1,000 stated principal amount at maturity. The accreted value of each note continued to increase until December 1, 2008, at a rate of 10 1/4% per annum, reflecting the accrual of non-cash interest, such that the accreted value equaled the stated principal amount at maturity on December 1, 2008. Cash interest began accruing on the notes in December 2008 and, cash interest on the notes accrues and is payable semiannually in arrears on June 1 and December 1, commencing on June 1, 2009, at a rate of 10 1/4% per annum.

•

Optional Redemption: On December 1, 2008, the notes became subject to redemption at any time at our option, in whole or in part, at the redemption prices listed under “Description of the Notes—Optional Redemption.”

•	Ranking: The notes rank:

•	senior in right of payment to all of Visant Holding’s future subordinated indebtedness;

•	equally in right of payment with all of Visant Holding’s unsecured senior indebtedness;

•	junior to all of Visant Holding’s future secured indebtedness to the extent of the value of the security for that indebtedness; and

•	effectively junior to all of the existing and future indebtedness and other liabilities and preferred stock of Visant Holding’s subsidiaries.

You should consider carefully the “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus will be used by Credit Suisse Securities (USA) LLC in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. There is currently no public market for the securities. We do not intend to list the securities on any securities exchange. Credit Suisse Securities (USA) LLC has advised us that it is currently making a market in the securities; however, it is not obligated to do so and may stop at any time. Credit Suisse Securities (USA) LLC may act as principal or agent in any such transaction. We will not receive the proceeds of the sale of the securities but will bear the expenses of registration. See “Plan of Distribution.”

Credit Suisse

The date of this prospectus is                 , 2009.

i

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the notes. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and the exhibits thereto. For further information with respect to us and the notes, we refer you to the registration statement and its exhibits. The descriptions of each contract and document contained in this prospectus are summaries and qualified in their entirety by reference to the copy of each such contract or document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits thereto, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as we who file electronically with the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, will file reports with the SEC. You may inspect and copy these reports and other information at the addresses set forth above. You may request copies of the documents, at no cost, by telephone at (914) 595-8200 or by mail to Visant Holding Corp., 357 Main Street, Armonk, New York 10504.

ii

SUMMARY

This summary highlights material information appearing elsewhere in this prospectus. You should read the entire prospectus carefully. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and elsewhere in this prospectus. All references to a particular fiscal year of Visant Holding Corp. are to the four fiscal quarters ended the Saturday nearest to December 31.

Our Company

Except where otherwise indicated, any reference in this prospectus to (1) the “Company,” “Visant Holding,” “we,” “our,” “us” or “Holdings” refers to Visant Holding Corp. together with Visant Corporation (“Visant”) and its consolidated subsidiaries, (2) “Jostens” refers to Jostens, Inc. and its subsidiaries, (3) “Lehigh” refers to The Lehigh Press, Inc., (4) “Arcade” or “Arcade Marketing” refers to AKI, Inc. and its subsidiaries, (5) “Dixon” refers to Dixon Direct Corp., (6) “Neff” refers to Neff Holding Company together with Neff Motivation, Inc., (7) “VSI” refers to Visual Systems, Inc. and (8) “Phoenix Color” refers to Phoenix Color Corp. and its subsidiaries.

We are a leading marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments. We were formed through the October 2004 consolidation of Jostens, Von Hoffmann Holdings Inc. and its subsidiaries (“Von Hoffmann”) and Arcade (the “Transactions”). We sell our products and services to end customers through several different sales channels including independent sales representatives and dedicated sales forces. Our sales and results of operations are impacted by a number of factors, including general economic conditions, seasonality, cost of raw materials, school population trends, product quality, service and price.

Our three reportable segments consist of:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

Scholastic

We are one of the leading providers of services in conjunction with the marketing, sale and production of class rings and an array of graduation products, such as caps, gowns, diplomas and announcements, graduation-related accessories and other scholastic affinity products. In the Scholastic segment, we primarily serve U.S. high schools, colleges, universities and other specialty markets, marketing and selling products to students and administrators. Jostens relies on a network of independent sales representatives to sell its scholastic products. Jostens provides a high level of customer service in the marketing and sale of class rings and certain other graduation products, which often involves a high degree of customization. Jostens also provides ongoing warranty service on its class and affiliation rings. Jostens maintains product-specific tooling as well as a library of school logos and mascots that can be used repeatedly for specific school accounts over time. In addition to its class ring offerings, Jostens also designs, manufactures, markets and sells championship rings for professional sports and affinity rings for a variety of specialty markets. Since the acquisition of Neff, a single source provider of custom award programs and apparel, in March 2007, we also market, manufacture and sell an array of additional scholastic products, including chenille letters, letter jackets, mascot mats, plaques and sports apparel.

Memory Book

Through our Jostens subsidiary, we are one of the leading providers of services in conjunction with the publication, marketing, sale and production of memory books and related products that help people tell their stories and chronicle important events. Jostens primarily services U.S. high schools, colleges, universities, elementary and middle schools. Jostens generates the majority of its revenues from high school accounts. Jostens’ independent sales representatives and technical support employees assist students and faculty advisers with the planning and layout of yearbooks, including through the provision of on-line layout and editorial tools to assist the schools in the publication of the yearbook. With a new class of students each year and periodic faculty advisor turnover, Jostens’ independent sales representatives and customer service employees are the main point of continuity for the yearbook production process on a year-to-year basis. Jostens also offers memory book products and related services through its OurHubbub.comTM online personal memory book offering, including under which Jostens partners with local and national organizations and teams to create hard cover memory books to chronicle important events.

Marketing and Publishing Services

The Marketing and Publishing Services segment provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services primarily targeted at the direct marketing sector. We are also a leading producer of book components and supplemental materials such as decorative covers and overhead transparencies for educational and trade publishers. With over a 100-year history, Arcade Marketing pioneered our ScentStrip® product in 1980. We also offer an extensive portfolio of proprietary, patented and patent-pending technologies that can be incorporated into various marketing programs designed to reach the consumer at home or in-store, including magazine and catalog inserts, remittance envelopes, statement enclosures, blow-ins, direct mail, direct sell and point-of-sale materials and gift-with-purchase/purchase-with-purchase programs. We specialize in high-quality, in-line finished products and can accommodate large marketing projects with a wide range of dimensional products and in-line finishing production, data processing and mailing services, providing a range of conventional direct marketing pieces to integrated offerings with data collection and tracking features. Our personalized imaging capabilities may offer individualized messages to each recipient within a geographical area or demographic group for targeted marketing efforts.

Company Background

On October 4, 2004, an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and affiliates of DLJ Merchant Banking Partners III, L.P. (“DLJMBP III” and together with KKR, the “Sponsors”) completed the Transactions, which created a marketing and publishing services enterprise through the consolidation of Jostens, Von Hoffmann and Arcade.

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P., or DLJMBP II, and DLJMBP III owned approximately 82.5% of our outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of our voting interest and 45.0% of our economic interest, and DLJMBP III and certain of its affiliates held equity interests representing approximately 41.0% of Holdings’ voting interest and 45.0% of Holdings’ economic interest, with the remainder held by other co-investors and certain members of management. As of May 20, 2009, an affiliate of KKR and DLJMBP III and certain of its affiliates held approximately 49.0% and 40.9%, respectively, of Holdings’ voting interest, while each held approximately 44.5% of Holdings’ economic interest. As of May 20, 2009, the other co-investors held approximately 8.3% of the voting interest and 9.1% of the economic interest of Holdings, and members of management held approximately 1.8% of the voting interest and approximately 1.9% of the economic interest of Holdings.

Ownership and Corporate Structure

The chart below illustrates our ownership and corporate structure as of April 4, 2009.

(1)	As of April 4, 2009, an affiliate of KKR and DLJMBP III and certain of its affiliates held approximately 49.0% and 40.9%, respectively, of the voting interests of Visant Holding, while each continued to hold approximately 44.5% of the economic interests of Visant Holding. As of April 4, 2009, other co-investors held approximately 8.3% of the voting interests and approximately 9.1% of the economic interests of Visant Holding, while members of management held approximately 1.8% of the voting interest and approximately 1.9% of the economic interest.
(2)	Consists of 8 3/4% Senior Notes due 2013 of Visant Holding.
(3)	Consists of 10 1/4% Senior Discount Notes Due 2013 of Visant Holding.
(4)	Visant Secondary Holdings Corp. pledged the stock of Visant as security for the benefit of the lenders under Visant’s senior secured credit facilities and is a guarantor of Visant’s senior secured credit facilities.
(5)	As of such date, Visant’s senior secured credit facilities consist of a Term Loan C facility, with $316.5 million outstanding as of April 4, 2009, and $250.0 million of senior secured revolving facilities. As of April 4, 2009, Visant had $99.0 million of availability under the revolving credit facilities (net of $137.0 million outstanding under the revolving credit facilities and $14.0 million in outstanding letters of credit). For a description of the May 28, 2009 amendment to our senior secured credit facilities which reduced the revolving credit commitments thereunder, among other changes affecting borrowings under the revolving credit facilities, see Note 19, Subsequent Event, to our consolidated financial statements included elsewhere herein.
(6)	Consists of the 7 5/8% Senior Subordinated Notes due 2012 of Visant.

Summary of Terms of the Notes

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Visant Holding Corp.

Securities	$247.2 million in aggregate principal amount at maturity of 10 1/4% senior discount notes due 2013.

Maturity	December 1, 2013.

Accretion; Interest

The notes were initially issued at a discount to their aggregate principal amount at maturity. Prior to December 1, 2008, interest accrued on the notes in the form of an increase in the accreted value of such notes. Upon their original date of issuance, the notes had an initial accreted value of $606.82 per $1,000 stated principal amount at maturity. The accreted value of each note continued to increase until December 1, 2008, at a rate of 10 1/4% per annum, reflecting the accrual of non-cash interest, such that the accreted value equaled the stated principal amount at maturity on December 1, 2008. Cash interest began accruing on the notes in December 2008, and cash interest on the notes accrues and is payable semiannually in arrears on June 1 and December 1, commencing on June 1, 2009, at a rate of 10 1/4% per annum.

Ranking	The notes are unsecured senior obligations of Visant Holding. The notes rank:

•	senior in right of payment to all of Visant Holding’s future subordinated indebtedness;

•	equally in right of payment with all of Visant Holding’s unsecured senior indebtedness (including its 8 3/4% Senior Notes due 2013);

•	junior to all of Visant Holding’s future secured indebtedness to the extent of the value of the security for that indebtedness; and

•	structurally junior to all of the existing and future indebtedness and other liabilities and preferred stock of Visant Holding’s subsidiaries.

As of April 4, 2009, Visant Holding’s subsidiaries had $967.5 million of indebtedness outstanding, including $316.5 million of secured indebtedness under Visant’s senior secured credit facilities and $500.0 million of senior subordinated notes of Visant, $137.0 million outstanding under the revolving credit facilities and $14.0 million outstanding in the form of letters of credit. On May 28, 2009, we entered into an amendment to our senior secured credit facilities which resulted in a reduction of the revolving credit commitments from an aggregate of $250.0 million to an aggregate of $100.0 million. At such time we repaid all then outstanding borrowings under the revolving credit facilities. See “Description of the Notes—Ranking.”

Optional Redemption	On December 1, 2008, the notes became subject to redemption at any time at our option, in whole or in part, at the redemption prices listed under “Description of the Notes—Optional Redemption.”

Change of Control	If we experience a change of control (as defined in the indenture), we will be required to make an offer to repurchase the notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds to repurchase the notes upon a change of control. Furthermore, restrictions in Visant’s senior secured credit facilities may limit our ability to repurchase the notes upon a change of control, as described under “Risk Factors—Risks Related to Our Indebtedness and the Notes—Visant Holding may not be able to repurchase the notes upon a change of control.”

Certain Covenants	The indenture governing the notes, among other things, limits our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments;

•	create liens;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These limitations are subject to a number of exceptions and qualifications. See “Description of the Notes—Certain Covenants.”

Risk Factors

See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the notes.

Information About Us

Visant Holding Corp. was incorporated in the State of Delaware on June 16, 2003. Our principal executive offices are located at 357 Main Street, Armonk, New York 10504, and our telephone number is (914) 595-8200. We maintain a website at http://www.visant.net. Information contained on our websites does not constitute part of this prospectus and is not being incorporated by reference herein.

Summary Historical Consolidated Financial Data

The tables below set forth a summary of our historical consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data should be read in conjunction with “Selected Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Our consolidated financial data set forth below consolidate the historical consolidated financial data of Jostens, Von Hoffmann and Arcade after July 29, 2003 as a result of the common ownership of Jostens, Von Hoffmann and Arcade by affiliates of DLJMBP III on July 29, 2003 (the “2003 Jostens Merger”). As described in the notes to our consolidated financial statements, certain operations of Von Hoffmann are presented as discontinued operations for all periods presented.

	Three months ended
	April 4, 2009	March 29, 2008	2008	2007	2006	2005	2004
	In millions, except for ratios
Statement of Operations Data (1):
Net sales	$265.5	$247.0	$1,365.6	$1,270.2	$1,186.6	$1,110.7	$1,051.9
Cost of products sold	127.8	128.1	675.8	623.0	587.6	562.2	586.2

Gross profit	137.7	118.9	689.8	647.2	599.0	548.5	465.7
Selling and administrative expenses	114.9	105.2	472.1	426.8	394.7	389.3	386.2
Loss (gain) on disposal of assets	—	—	1.0	0.6	(1.2)	(0.4)	(0.1)
Transaction costs (2)	—	—	—	—	—	1.2	6.8
Special charges (3)	1.5	1.5	14.4	2.9	2.4	5.4	11.8

Operating income	21.3	12.2	202.3	216.9	203.1	153.0	61.0
Loss on redemption of debt (4)	—	—	—	—	—	—	31.9
Interest expense, net	28.8	30.3	125.3	144.0	149.0	124.8	125.1
Other income	—	—	—	—	—	—	(1.1)

(Loss) income from continuing operations before income taxes	(7.5)	(18.1)	77.0	72.9	54.1	28.2	(94.9)
(Benefit from) provision for income taxes	(2.8)	(6.7)	30.7	29.1	15.7	10.5	(34.3)

(Loss) income from continuing operations	(4.7)	(11.4)	46.3	43.8	38.4	17.6	(60.7)
Gain (loss) on discontinued operations, net of tax	—	—	—	110.7	9.6	19.0	(40.0)

Net (loss) income available to common stockholders	$(4.7)	$(11.4)	$46.3	$154.5	$48.0	$36.6	$(100.7)

Statement of Cash Flows:
Net cash provided by operating activities	$64.1	$51.5	$205.9	$159.3	$162.6	$168.5	$114.1
Net cash (used in) provided by investing activities	(14.9)	(13.6)	(274.3)	280.6	(52.6)	(39.1)	(37.9)
Net cash (used in) provided by financing activities	—	(1.5)	127.5	(400.0)	(111.9)	(193.7)	(40.5)

Other Financial Data (1):
Ratio of earnings to fixed charges (5)	—	—	1.6x	1.5x	1.4x	1.2x	—
Depreciation and amortization	$25.2	$22.7	$103.0	$87.0	$81.6	$87.6	$136.7
Capital expenditures	$14.9	$13.7	$52.4	$56.4	$51.9	$28.7	$37.7

	Three months ended
	April 4, 2009	March 29, 2008	2008	2007	2006	2005	2004
	In millions
Balance Sheet Data (at period end):
Cash and cash equivalents	$167.1	$96.6	$118.3	$59.7	$18.8	$20.7	$85.0
Property and equipment, net	220.5	184.7	221.8	181.1	160.6	137.9	144.9
Total assets	2,351.5	2,177.7	2,303.7	2,111.7	2,322.7	2,366.6	2,511.4
Total debt	1,550.7	1,397.8	1,550.7	1,392.1	1,770.7	1,513.1	1,695.5
Stockholders’ equity (deficit)	123.8	131.3	129.8	142.1	(46.4)	255.3	212.3

(1)	Certain selected financial data have been reclassified for all periods presented to reflect the results of discontinued operations consisting of our Von Hoffmann Holdings Inc., Von Hoffmann Corporation and Anthology, Inc. businesses (the “Von Hoffmann businesses”) in December 2006, our Jostens Photography businesses in June 2006 and the exit of Jostens’ Recognition business in December 2001. See Note 5, Discontinued Operations, to our consolidated financial statements included elsewhere herein.
(2)	For 2005 and 2004, transaction costs represented $1.2 million and $6.8 million, respectively, of expenses incurred in connection with the Transactions.
(3)	Special charges for the first quarter ended April 4, 2009 included $0.7 million and $0.3 million of cost reduction initiatives taken in our Scholastic and Memory Book operations, respectively. Also included were $0.5 million of other shutdown related costs in the Marketing and Publishing Services segment. During the three months ended March 29, 2008, the Company recorded $0.6 million of restructuring charges related to the closure of Jostens’ Attleboro, Massachusetts facility in the Scholastic segment and $0.5 million and $0.3 million representing severance and related benefits associated with headcount reductions in the Scholastic and Marketing and Publishing Services segments, respectively. Special charges of $14.4 million for the year ended January 3, 2009 represented $12.8 million of costs associated with the closure of the Pennsauken, New Jersey and Attleboro, Massachusetts facilities; and certain international operations, as well as the consolidation of the Chattanooga, Tennessee facilities. These charges included approximately $6.1 million of non-cash costs, including $3.1 million resulting from the write-off of accumulated currency translation balances, $2.7 million of facility related asset impairment charges and $0.3 million related to the impairment of certain asset balances associated with the closure of certain international operations. Additionally, Visant incurred approximately $1.6 million of other severance and related benefits associated with headcount reductions during the twelve month period ended January 3, 2009. For the year ended December 29, 2007, the Company recorded $2.3 million of restructuring for severance and related benefit costs primarily in the Scholastic segment related to the closure of Jostens’ Attleboro, Massachusetts facility announced on December 4, 2007, and which was completed by the end of the first quarter of 2008, and $1.0 million related to termination benefits for management executives offset by a reversal of $0.4 million associated with the reductions in severance liability for the Scholastic and Memory Book segments. For 2006, the Company recorded $2.3 million relating to an impairment loss to reduce the carrying value of Jostens’ former corporate office buildings and $0.1 million of special charges for severance costs and related benefit costs. For 2005, special charges consisted of restructuring charges of $5.1 million for employee severance related to closed facilities and $0.3 million related to a withdrawal liability under a union retirement plan that arose in connection with the consolidation of certain operations. For 2004, special charges consisted of $11.8 million of restructuring charges consisting primarily of severance costs for the termination of senior executives and other employees associated with reorganization activity as a result of the Transactions.
(4)	For 2004, loss on redemption of debt represented a loss of $31.5 million in connection with repayment of all existing indebtedness and remaining preferred stock of Jostens and Arcade in conjunction with the Transactions and a loss of $0.4 million in connection with the repurchase of $5.0 million principal amount of Jostens’ 12.75% senior subordinated notes prior to the Transactions.
(5)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense. For the three months ended April 4, 2009, three months ended March 29, 2008 and the 2004 fiscal year, earnings did not cover fixed charges by $7.3 million, $18.1 million and $94.9 million, respectively.

RISK FACTORS

Your investment in the notes will involve substantial risks. You should carefully consider the following material factors in addition to the other information set forth in this prospectus before you decide to purchase the notes offered hereby. If any of the following risks actually occur, our business, financial condition, results of operations and our ability to make payments on the notes would likely suffer. In such case the trading price of the notes could fall, and you may lose all or part of your original investment.

Risks Relating to Our Business

If we fail to implement our business strategy, our business, financial condition and results of operations could be materially and adversely affected.

Our future financial performance and success are dependent in large part upon our ability to implement our business strategy successfully. Our business strategy envisions several initiatives, including marketing and selling strategies to drive growth, enhancing our core product and service offerings and continuing to improve operating efficiencies and asset utilization. We may not be able to successfully implement our business strategy or achieve the benefits of our business plan. If we are unable to do so, our long-term growth and profitability may be adversely affected. Even if we are able to successfully implement some or all of the initiatives of our business plan, our operating results may not improve to the extent we expect, or at all.

Implementation of our business strategy could also be affected by a number of factors beyond our control, such as increased competition, legal developments, conditions in the global economy and in the credit and capital markets and developments within the primary segments we serve, or increased operating costs or expenses. In addition, to the extent we have misjudged the nature and extent of industry trends or our competition, we may have difficulty achieving our strategic objectives. We may also decide to alter or discontinue certain aspects of our business strategy at any time. Any failure to successfully implement our business strategy may adversely affect our business, financial condition and results of operations and thus our ability to service our indebtedness, including our ability to make principal and interest payments on our indebtedness.

We may not be able to consummate additional acquisitions and dispositions on acceptable terms, and future acquisitions and dispositions may be disruptive.

As part of our business strategy, we may continue to pursue strategic acquisitions and dispositions to leverage our existing infrastructure, expand our geographic reach, broaden our product and service offerings and focus on our higher growth businesses. Acquisitions and dispositions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management attention from existing businesses;

•	difficulty with integration of personnel and financial and other systems;

•	increased expenses, including compensation expenses resulting from newly hired employees;

•	regulatory challenges; and

•	potential disputes with the buyers of disposed businesses or with the sellers of acquired businesses, technologies, services or products.

We may not be able to continue to consummate acquisitions or dispositions, and we may experience disruption in our businesses as a result. Our ability to continue to consummate acquisitions will be limited by our ability to identify appropriate acquisition candidates on acceptable terms and our access to financial resources, including available cash and borrowing capacity, particularly as a result of constrained capital and credit markets. In addition, we could experience financial or other setbacks if any of the businesses that we have acquired or invested in encounter problems or liabilities of which we were not aware.

The recent global market and economic conditions, as well as the effects of these conditions on our material suppliers’ and customers’ businesses and their demand for our products and services, could have an adverse effect on our business, results of operations and access to capital.

Our business and operating results have been and will continue to be affected by global economic conditions and, in particular, conditions in our suppliers’ and customers’ businesses and the market segments they serve. As a result of slowing global economic growth, constrained credit market conditions, declining consumer and business confidence, reduced consumer spending, increased unemployment, bankruptcies and other challenges currently affecting the global economy, our suppliers and customers may experience deterioration of their businesses, cash flow shortages and difficulty obtaining financing. As a result, existing or potential customers may delay or decline to purchase our products and related services, and our suppliers and customers may not be able to fulfill their obligations to us in a timely fashion. Revenues, particularly in our Marketing and Publishing Services business, are dependent on the level of marketing and advertising spending by our customers. Demand for marketing and advertising tends to correlate with changes in the level of economic activity in the market segments our customers serve, and therefore a prolonged downturn in the global economy and an uncertain economic outlook may reduce the demand for the products and related services that we provide these customers. Our educational textbook cover and component business is reliant on continued government funding for educational spending that impacts demand by our customers and may be affected by reductions in local, state and/or federal funding. Economic weakness and constrained marketing and advertising spending may result in decreased revenue, gross margin, earnings or growth rates and increased challenges with respect to collection of customer receivables. In addition, customer difficulties could result in increases in bad debt write-offs and to our allowance for doubtful accounts receivable. Further, our suppliers may be experiencing similar conditions as our customers, which may impact their viability and their ability to fulfill their obligations to us. Economic downturns may also result in restructuring actions and associated expenses and impairment of long-lived assets, including goodwill and other intangibles. If the global economic slowdown continues for a significant period or there is significant further deterioration in the global economy, our results of operations, financial position and cash flows could be materially adversely affected. Furthermore, economic conditions coupled with tightened credit markets could impact our ability to borrow or refinance indebtedness, and our borrowing costs could increase.

We are subject to direct competition in each of our respective industries which may have an adverse effect on our business, financial condition and results of operations.

We face competition in our businesses from a number of companies, some of which have substantial financial and other resources. Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position. Because of substantial resources, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer preferences or to devote greater resources to the promotion and sale of their products than we can. We expect to meet significant competition from existing competitors with entrenched positions and may face additional competition from new competitors with respect to our existing product lines and new products we might introduce. Further, competitors might expand their product offerings, either through internal product development or acquisitions of our direct competitors. These competitors could introduce products or establish prices for their products in a manner that could adversely affect our ability to compete or result in pricing pressures. Increases in competition could have an adverse effect on our business, financial condition and results of operations. To maintain a competitive advantage, we may need to make increased investment in product development, manufacturing capabilities and sales and marketing. Excess capacity in certain of our segments has caused downward pricing pressures, and this trend may continue. In addition, continued consolidation in the segments in which we compete may increase competitive pricing pressures due to competitors lowering prices as a result of synergies.

We are subject to fluctuations in the cost and availability of raw materials and the possible loss of suppliers.

We are dependent upon the availability of raw materials to produce our products. The principal raw materials that Jostens purchases are gold and other precious metals, paper and precious, semiprecious and synthetic stones. The price of gold increased dramatically during 2008, and we anticipate continued volatility in the price of gold for the foreseeable future driven by numerous factors, such as changes in supply and demand and investor sentiment. From time to time, we may enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. Higher gold prices have impacted, and could further impact, our manufacturing costs as well as our jewelry metal mix. Our Marketing and Publishing Services business primarily uses paper, ink and adhesives. Similarly, our sampling system business utilizes specific grades of paper and foil in producing its sampling products. The price and availability of these raw materials are affected by numerous factors beyond our control. These factors include:

•	the level of consumer demand for these materials;

•	the supply of these materials;

•	foreign government regulation and taxes;

•	market uncertainty;

•	volatility in the capital and credit markets;

•	environmental conditions in the case of paper; and

•	political and global economic conditions.

Any material increase in the price of these raw materials could adversely impact our cost of sales. When these fluctuations result in significantly higher raw material costs, our operating results are adversely affected to the extent we are unable to pass on these increased costs to our customers. Therefore, significant fluctuations in prices for gold, paper products or precious, semiprecious and synthetic stone and other materials could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers for certain of our raw materials and outside services. Recent global market and economic conditions may affect our suppliers and impact their viability and their ability to fulfill their obligations to us. Jostens purchases substantially all of its precious, semiprecious and synthetic stones from a single supplier located in Germany with manufacturing sites in Germany and Sri Lanka. We believe this supplier provides stones to almost all of the class ring manufacturers in the United States. If access to this supplier were lost or curtailed, we may not be able to secure alternative supply arrangements in a timely and cost-efficient fashion. Similarly, all of our ScentStrip® sampling systems, which accounted for a substantial portion of net sales from our sampling system business for fiscal 2008, utilize specific grades of paper for which we rely primarily on two domestic suppliers, with whom we do not have a written supply agreement in place. A loss of this supply of paper and a resulting possible loss of our competitive advantage could have a material adverse effect on our sampling system business, financial condition and results of operations to the extent that we are unable to obtain the specific paper or in sufficient quantity from other suppliers or elsewhere. Moreover, certain of our other primary label sampling systems utilize certain foil laminates that are presently sourced primarily from one supplier, with whom we do not have a written supply agreement in place. A loss of supply could have a material adverse effect on our business, financial condition, results of operations and competitive advantage.

Certain of our businesses are dependent on fuel and natural gas in their operations. Prices of fuel and natural gas have shown volatility over time. Unanticipated higher prices could impact our operating expenses.

Any failure to obtain raw materials and certain services for our business on a timely basis at an affordable cost, or any significant delays or interruptions of supply, could have a material adverse effect on our business, financial condition, results of operations and competitive advantage.

The seasonality of our industries could have a material adverse effect on our business, financial condition and results of operations.

We experience seasonal fluctuations in our net sales and cash flow from operations tied primarily to the North American school year. We recorded approximately 42% of our annual net sales for our continuing operations for fiscal 2008 during the second quarter of our fiscal year and approximately 54% of our annual cash flow from continuing operations during the fourth quarter of our fiscal year. Jostens generates a significant portion of its annual net sales in the second quarter. Deliveries of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks are the key drivers of our seasonality in net sales. Our cash flow from continuing operations, concentrated in the fourth quarter, is primarily driven by the receipt of customer deposits in our Scholastic and Memory book segments. The net sales of sampling and other direct mail and commercial printed products have also historically reflected seasonal variations, and we expect these businesses to continue to generate a majority of their annual net sales during our third and fourth quarters for the foreseeable future. These seasonal variations are based on the timing of customers’ advertising campaigns, which have traditionally been concentrated prior to the Christmas and spring holiday seasons. Net sales of textbook components are impacted seasonally by state and local schoolbook purchasing schedules, which commence in the spring and peak in the summer months preceding the start of the school year. Significant amounts of inventory are acquired by publishers prior to those periods in order to meet customer delivery requirements.

The seasonality of our businesses requires us to manage our capital carefully over the course of the year. If we fail to manage our capital effectively in response to seasonal fluctuations, we may be unable to offset the results from any such period with results from other periods, which could impair our ability to service our debt. These seasonal fluctuations also require us to allocate our resources accurately in order to manage our manufacturing capacity, which often operates at full or near full capacity during peak seasonal demand periods. If we fail to monitor production and distribution accurately during these peak seasonal periods and are unable to satisfy our customers’ delivery requirements, we could jeopardize our relationships with our customers.

A substantial decrease or interruption in business from our significant customers could adversely affect our business, financial condition and results of operations.

We have significant customer concentration within our Marketing and Publishing Services segment. Our sampling system business is dependent on a limited number of customers. Our top five customers in our sampling system business, for example, represented approximately 22% of our net sales within our Marketing and Publishing Services segment for 2008. We do not generally have long-term contracts for committed volume with any of these customers. Moreover, we may be required by some customers to qualify our sampling system manufacturing operations under specified supplier standards. If we are unable to qualify under a supplier’s standards, the customer may not continue to purchase sampling systems from us. An adverse change in our relationship with any of our significant sampling system customers or in their buying habits could have a material adverse effect on the business, financial condition and results of operations of our sampling system business.

Many of our customer arrangements are by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in write-offs or in the loss of future business and could have a material adverse effect on our business, financial condition and results of operations.

Our cover and component business is also particularly dependent on a limited number of customers. Our top five customers in our cover and component business represented approximately 24% of our net sales within our marketing and publishing segment for 2008. Customers in our component business include, among others, many autonomous divisions of the three major educational textbook publishers. Each of these divisions maintains its own manufacturing relationships and generally makes textbook manufacturing decisions independently of other divisions. Any cancellation, deferral or significant reduction in product sold to these principal customers, including as a result of the impact of the global economic turmoil on their businesses, or a significant number of smaller customers could seriously harm our business, financial condition and results of operations.

Jostens relies on relationships with schools, school administrators and students for the sale of its products. Jostens’ failure to deliver high quality products in a timely manner or failure to respond to changing consumer preferences could jeopardize its customer relationships. Significant customer losses at our Jostens business could have a material adverse effect on our business, financial condition and results of operations.

Changes in Jostens’ relationships with its independent sales representatives may adversely affect our business, financial condition and results of operations.

The success of our Jostens business is highly dependent upon the efforts and abilities of Jostens’ network of independent sales representatives. Many of Jostens’ relationships with customers and schools are cultivated and maintained by its independent sales representatives. Jostens’ independent sales representatives typically operate under one- to three-year contracts for the sale of Jostens products and services. These contracts are generally terminable upon 90 days’ notice from the end of the current contract year. Jostens’ sales representatives can terminate or fail to renew their contracts with Jostens due to factors outside of our control. If Jostens were to experience a significant loss of its independent sales representatives, it could have a material adverse effect upon our business, financial condition and results of operations.

Our businesses depend on numerous complex information systems, and any failure to successfully maintain these systems or implement new systems could materially harm our operations.

Our businesses depend upon numerous information systems for operational and financial information and our billing operations. We are also increasingly dependent on our information technology systems for our e-commerce efforts. We may not be able to enhance existing information systems or implement new information systems that can integrate successfully our business efforts. Furthermore, we may experience unanticipated delays, complications and expenses in acquiring licenses for certain systems or implementing, integrating and operating the systems. In addition, our information systems may require modifications, improvements or replacements that may involve substantial expenditures and may necessitate interruptions in operations during periods of implementation. Implementation of these systems is further subject to our ability to license certain proprietary software in certain cases and the availability of information technology and skilled personnel to assist us in creating and implementing the systems. Our failure to successfully implement and maintain operational, financial and billing information systems at our businesses could have an adverse effect on our business, financial condition and results of operations.

We may be required to make significant capital expenditures for our businesses in order to remain technologically and economically competitive.

Our capital expenditure requirements have primarily related to our Jostens business. Additionally, we are required to invest capital in order to expand and update our capabilities in our other segments, including our Marketing and Publishing Services segment. We expect our capital expenditure requirements in the Jostens business to continue to relate primarily to capital improvements, including information technology and e-commerce initiatives throughout the Jostens business. Our capital expenditure requirements in the Marketing and Publishing Services segment primarily relate to efforts to maintain efficiency and to retain technological advancement to remain competitive. Changing competitive conditions or the emergence of any significant technological advances utilized by competitors could require us to invest significant capital in additional production technology or capacity in order to remain competitive. If we are unable to fund any such investment, including as a result of constrained availability of capital, or otherwise fail to invest in new technologies, our business, financial condition and results of operations could be materially and adversely affected.

Our businesses are subject to changes arising from developments in technology that could render our products obsolete or reduce product consumption.

New emerging technologies, including those involving the Internet, could result in new distribution channels and new products and services being provided that could compete with our products and services. As a result of these factors, our growth and future financial performance may depend on our ability to develop and market new products and services and create new distribution channels, while enhancing existing products, services and distribution channels, in order to incorporate the latest technological advances and accommodate changing customer preferences and demands, including the use of the Internet. If we fail to anticipate or respond adequately to changes in technology and user preferences and demands or are unable to finance the capital expenditures necessary to respond to such changes, our business, financial condition and results of operations could be materially and adversely affected.

Any disruption at our principal production facilities could adversely affect our results of operations.

We are dependent on certain key production facilities. Certain sampling system, book component, jewelry and graduation announcement products are generally each produced in a dedicated facility. Any disruption of production capabilities at any of our key dedicated facilities could adversely affect our business, financial condition and results of operations.

Actions taken by the U.S. Postal Service could have a material adverse effect on our business.

Postal costs are a significant component of many of our customers’ cost structures, particularly in our Marketing and Publishing Services segment, and postal rate changes can influence the number of pieces and types of products that our customers mail. Additional postal rate increases will take effect in 2009. We do not directly bear the cost of higher postal rates. Demand for products distributed by mail, however, could be adversely affected by continued increases in postal rates. Any resulting decline in volume mailed would have an adverse effect on our business.

Sampling products are approved by the U.S. Postal Service, or the USPS, for inclusion in subscription magazines mailed at periodical postage rates. USPS-approved sampling systems have a significant cost advantage over other competing sampling products, such as miniatures, vials, packets, sachets and blisterpacks, because these competing products cause an increase from periodical postage rates to the higher third-class rates for a magazine’s entire circulation. Subscription magazine sampling inserts delivered to consumers through the USPS are currently an important part of our sampling systems business. If the USPS approves other competing types of sampling products for use in subscription magazines without requiring a postal surcharge, or reclassifies our sampling products such that they would incur a postal surcharge, it could have a material adverse effect on our sampling system business, financial condition and results of operations.

A deterioration in labor relations or labor availability could have an adverse impact on our operations.

As of April 4, 2009, we had approximately 6,148 full-time employees. As of April 4, 2009, approximately 552 of Jostens’ employees were represented under two collective bargaining agreements that expire in June 2010 and August 2012, and approximately 254 employees from our Marketing and Publishing Services business were represented under two collective bargaining agreements that expire in April 2010 and March 2012.

We may not be able to negotiate future labor agreements on satisfactory terms. If any of the employees covered by the collective bargaining agreements were to engage in a strike, work stoppage or other slowdown, we could experience a disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations. In addition, if our other employees were to become unionized, we could experience a further disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations. Given the seasonality of our business, we utilize a high percentage of seasonal and temporary employees to maximize efficiency and manage our costs. If these seasonal or temporary employees were to become unavailable to us on acceptable terms, we may not be able to find replacements in a timely or cost effective manner, which could adversely impact our business, financial condition and results of operations.

We are subject to environmental obligations and liabilities that could impose substantial costs upon us and may adversely affect our financial results and our ability to service our debt.

Our operations are subject to a wide variety of federal, state, local and foreign laws and regulations governing emissions to air, discharges to waters, the generation, handling, storage, transportation, treatment and disposal of hazardous substances and other materials, and employee health and safety matters.

Also, as an owner and operator of real property or a generator of hazardous substances, we may be subject to environmental cleanup liability, regardless of fault, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act or analogous state laws, as well as to claims for harm to health or property or for natural resource damages arising out of contamination or exposure to hazardous substances. Some of our current or past operations have involved metalworking and plating, printing and other activities that have resulted or could result in environmental conditions giving rise to liabilities.

We are subject to risks that our intellectual property may not be adequately protected, and we may be adversely affected by the intellectual property rights of others.

We use a combination of patents and trademarks, licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect our intellectual property rights, particularly those of our sampling system and direct mail businesses, which derive a substantial portion of revenue from processes or products with some proprietary protections. We generally enter into confidentiality agreements with customers, vendors, employees, consultants and potential acquisition candidates to protect our know-how, trade secrets and other proprietary information. However, these measures and our patents and trademarks may not afford complete protection of our intellectual property, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe, impair, misappropriate, dilute or violate our intellectual property rights. In addition, a portion of our manufacturing processes involved in the production of sampling systems and direct mail products are not covered by any patent or patent application. Furthermore, the patents that we use in our sampling system and direct marketing businesses will expire over time. There is no assurance that ongoing research and development efforts will result in new proprietary processes or products. Our competitors may independently develop equivalent or superior know-how, trade secrets processes or production methods to those employed by us.

In addition, we are involved in litigation from time to time in the course of our businesses to protect and enforce our intellectual property rights. Third parties may initiate litigation against us asserting that our businesses infringe or otherwise violate their intellectual property rights. Our intellectual property rights may not have the value that we believe them to have, and our products or processes may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Further, we may not prevail in any such litigation, and the results or costs of any such litigation may have a material adverse effect on our business, financial condition and results of operations. The expense involved in protecting our intellectual property in our Marketing and Publishing Services segment, for example, has been and could continue to be significant. Any litigation concerning intellectual property could be protracted and costly, is inherently unpredictable and could have a material adverse effect on our business, financial condition and results of operations regardless of its outcome.

Changes in the rules and regulations to which we and our customers are subject may impact demand for our products and services.

We and many of our customers are subject to various government regulations, including applicable rules and regulations governing product safety and protecting the privacy of consumer data. Continually evolving and changing regulations, both in the United States and internationally, may impact our and our customers’ businesses and could reduce demand, or increase the cost, for the related products and services.

Our results of operations in our educational textbook cover and component business are subject to variations due to the textbook adoption cycle and government funding for education spending.

Our educational textbook cover and component business experiences fluctuations in its results of operations due to the textbook adoption cycle and government funding for education spending. The cyclicality of the elementary and high school market is primarily attributable to the textbook adoption cycle. Our results of operations are also affected by reductions in local, state and/or federal school funding for textbook purchasing. In school districts in states that primarily rely on local tax proceeds, significant reductions in those proceeds, including as a result of the current economic conditions, can severely restrict district purchases of instructional materials. In districts and states that primarily rely on state funding for instructional materials, a reduction in state allocations, changes in announced school funding or additional restrictions on the use of those funds may affect our results of operations in our educational textbook component business. Lower than expected sales by us due to the cyclicality of the textbook adoption cycle and pricing pressures that may result during any downturn in the textbook adoption cycle or as a reduction in government funding for education spending could have a material adverse effect on our cash flows and, therefore, on our ability to service our obligations with respect to our indebtedness.

Declines in the market value of the securities held by our pension plans could materially reduce the funded status of the plans and affect the level of pension expense and required contributions in future years.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and regulatory requirements and changes. Declines in the market value of the securities held by the plans during 2008 and continuing into 2009 due to the recent disruption in financial markets have materially reduced the asset values under the plans and in turn will affect the level of pension income (expense) and required contributions in future years. If current market conditions continue for an extended period of time, our expense and required cash contributions associated with pension plans may substantially increase in future periods.

Our controlling stockholders, an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and DLJ Merchant Banking Partners III, L.P. and certain of its affiliates (“DLJMBP III” and together with KKR, the “Sponsors”), may have interests that conflict with other investors.

As a result of the Transactions, we are controlled by an affiliate of KKR and DLJMBP III and certain of its affiliates. These investors collectively control our affairs and policies. Circumstances may occur in which the interests of these stockholders could be in conflict with the interests of our other investors and debtholders. In addition, these stockholders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our other investors and debtholders if the transactions resulted in our becoming more leveraged or significantly changed the nature of our business operations or strategy. In addition, if we encounter financial difficulties, or we are unable to pay our debts as they mature, the interests of our stockholders may conflict with those of our debtholders. In that situation, for example, our debtholders might want us to raise additional equity from the Sponsors or other investors to reduce our leverage and pay our debts, while the Sponsors might not want to increase their investment in us or have their ownership diluted and instead choose to take other actions, such as selling our assets. Additionally, the Sponsors and certain of their affiliates are in the business of making investments in companies and currently hold, and may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. For instance, certain of the Sponsors currently have investments in Merrill Corp., Primedia Inc. and First Data Corporation. Further, if they pursue such acquisitions or make further investments in our industry, those acquisition and investment opportunities may not be available to us. So long as the Sponsors continue to indirectly own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to influence or effectively control our decisions.

We are dependent upon certain members of our senior management.

We are substantially dependent on the personal efforts, relationships and abilities of certain members of our senior management, particularly Marc L. Reisch, our Chairman, President and Chief Executive Officer. The loss of Mr. Reisch’s services or the services of other members of senior management could have a material adverse effect on our company.

Risks Related to Our Indebtedness and the Notes

Visant Holding may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the notes.

Visant Holding is a holding company with no operations or assets of its own. Visant Holding’s only asset is its common equity interest in Visant Secondary Holdings, another holding company whose only asset is its common equity interest in Visant. Our operations are conducted through Visant and its subsidiaries, and Visant Holding’s ability to make payments on the notes is dependent on the earnings and the distribution of funds from its subsidiaries through loans, dividends or otherwise. However, none of our subsidiaries is obligated to make funds available to Visant Holding for payment on the notes.

The terms of Visant’s senior secured credit facilities and the terms of the Visant senior subordinated notes each significantly restrict Visant and, in the case of the senior secured credit facilities, Visant Secondary Holdings from paying dividends and otherwise transferring assets to Visant Holding. The terms of each of those debt instruments provide Visant and Visant Secondary Holdings, as applicable, with a “basket” that can be used to make certain types of “restricted payments”, including dividends or other distributions to Visant Holding. The basket in the Visant senior secured credit facilities is generally based on the cumulative amount of net income that has been generated by Visant and its subsidiaries since the credit facility was entered into. The basket in the indenture governing the Visant senior subordinated notes is generally based on 50% of the cumulative amount of net income that has been generated by Visant and its subsidiaries since the issuance of the senior subordinated notes, as well as certain additional specified items. However, the calculation of “net income” for each of these baskets is different under the terms of each respective debt instrument, and these terms can include a number of adjustments to the calculation of “net income” that can result in the “net income” utilized to determine available amount in a particular basket being different from net income as reported by Visant in its financial statements for any particular period. Visant may not have sufficient payment capacity in the baskets with respect to either the Visant senior secured credit facilities or the Visant senior subordinated notes in order to make any future scheduled payments on the notes, including regularly scheduled interest payments, payments upon a change of control or payments at the maturity of the notes. Further, beginning in December 1, 2008, the notes began accruing cash interest, and we cannot assure you that, even if Visant has sufficient payment capacity in its baskets so as to permit distribution of funds to Visant Holding, such distributions would be sufficient to make payments on both the notes and the Visant Holding senior notes. In addition, the terms of any future indebtedness incurred by Visant Secondary Holdings, Visant or any of their subsidiaries may include additional restrictions on their ability to make funds available to Visant Holding to make payments on the notes, which may be more restrictive than those contained in the terms of the Visant senior secured credit facility or the Visant senior subordinated notes.

In the event we do not have sufficient cash available to make any required payments on the notes, we will be required to adopt one or more alternatives, such as refinancing all of our indebtedness, obtaining the consents from the lenders in respect of our indebtedness, selling equity securities or seeking capital contributions from our affiliates. None of our affiliates is obligated to make any capital contributions, loans or other payments to us with respect to our obligations on the notes.

Further, we cannot assure you that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable us to refinance our indebtedness or pay the required amounts on the notes, or that any of such actions would be permitted by the terms of the indenture governing the notes or the terms of any other debt of us or our subsidiaries then in effect. See “Description of Other Indebtedness.”

Because Visant Holding is the sole obligor of the notes, and its subsidiaries do not guarantee Visant Holding’s obligations under the notes or have any obligation with respect to the notes, the notes are structurally subordinated to the debt and liabilities of Visant Holding’s subsidiaries.

Visant Holding has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. Visant Holding’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or otherwise.

The notes and the senior notes are structurally subordinated to all debt and liabilities of Visant Holding’s subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Visant Holding’s subsidiaries, you will participate with all other holders of Visant Holding’s indebtedness (including its existing senior notes) in the assets remaining after Visant Holding’s subsidiaries have paid all of their debts and liabilities. In any of these cases, Visant Holding’s subsidiaries may not have sufficient funds to make payments to Visant Holding, and you may receive less, ratably, than the holders of debt of Visant Holding’s subsidiaries and other liabilities. Further, since Visant Holding’s senior discount notes rank pari passu with the senior notes, even if Visant Holding’s subsidiaries have assets remaining after satisfying payments required in respect of their indebtedness, any such assets will be shared equally between the senior notes and the senior discount notes, as well as any other liabilities of Visant Holding that have not been expressly subordinated to such notes.

We cannot assure you that, if Visant Holding’s subsidiaries have their debt accelerated, we will be able to repay the notes. We also cannot assure you that Visant Holding’s assets and its subsidiaries’ assets will be sufficient to fully repay the senior discount notes and the senior notes and its other indebtedness. See “Description of Other Indebtedness.”

Visant Holding’s subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under such indebtedness, which may not be successful.

We cannot assure you that our subsidiaries will maintain a level of cash flow from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on their indebtedness. Our subsidiaries’ ability to make scheduled payments on their debt obligations depends on our subsidiaries’ financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their or our control. If our subsidiaries’ cash flow and capital resources are insufficient to fund their debt service obligations, our subsidiaries may be forced to undertake alternative financing plans, such as refinancing or restructuring their indebtedness, selling assets, reducing or delaying capital expenditures or seeking to raise additional capital. Our subsidiaries’ ability to restructure or refinance their indebtedness will depend upon the capital markets and their financial condition at such time. The extent of any impact of the recent credit market conditions on our ability to refinance our debt or undertake alternative financing plans will depend on several factors, including our operating cash flows, the duration of tight credit conditions, our credit ratings and credit capacity, the cost of financing and other general economic and business conditions. Any refinancing of our debt could be on less favorable terms, including being subject to higher interest rates. In addition, the terms of our existing or future debt instruments may restrict certain of our alternatives.

If Visant Holding’s subsidiaries default on their obligations to pay their indebtedness, we may not be able to make payments on the notes.

If our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, we or they could be in default under the terms of the agreements governing such indebtedness. If our subsidiaries’ operating performance declines in the future, they may need to obtain waivers from the lenders in respect of their indebtedness to avoid being in default. However, our subsidiaries may not be able to obtain any requested waiver. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under Visant’s senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our subsidiaries’ assets, and our subsidiaries could be forced into bankruptcy or liquidation. Any of the foregoing could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes.

Our high level of indebtedness could adversely affect our cash flow and our ability to operate our business, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the notes.

We are highly leveraged. As of April 4, 2009, total indebtedness for Holdings and its subsidiaries was $1,550.7 million (exclusive of letters of credit outstanding). As of April 4, 2009, Visant had availability of $99.0 million (net of standby letters of credit of $14.0 million and outstanding borrowings of $137.0 million) under its revolving credit facilities and cash and cash equivalents totaling $167.1 million. Total outstanding indebtedness for Holdings and its subsidiaries represented approximately 92.7% of our total consolidated capitalization at April 4, 2009. On May 28, 2009, we entered into an amendment to our senior secured credit facilities which resulted in a reduction of the revolving credit commitments from an aggregate of $250.0 million to an aggregate of $100.0 million. At such time we repaid all then outstanding borrowings under the revolving credit facilities.

Our substantial indebtedness could have important consequences. For example, it could:

•

make it more difficult for us to satisfy our obligations with respect to the notes, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under agreements governing the notes;

•

require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our businesses and in the industries in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other purposes; and

•	place us at a disadvantage compared to our competitors who have less debt.

Any of the above listed factors could materially adversely affect our business, financial condition and results of operations. Furthermore, our interest expense could increase if interest rates increase, because the entire amount of our debt under the Visant senior secured credit facilities bears interest at floating rates, currently, at our option, at either (1) adjusted LIBOR plus 4.00% per annum for the U.S. dollar denominated loans under the revolving credit facilities (with a minimum adjusted LIBOR of 2.00% per annum) and LIBOR plus 2.00% per annum for the Term Loan C facility or (2) the alternate base rate plus 3.00% for U.S. dollar denominated loans under the revolving credit facilities and base rate plus 1.00% for the Term Loan C facility (or, in the case of Canadian dollar denominated loans under the revolving credit facilities, the bankers’ acceptance discount rate plus 4.00% or the Canadian prime rate plus 3.00% per annum), subject to adjustment based on a pricing grid with respect to the Term Loan C facility. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

In addition, we may be able to incur significant additional indebtedness in the future. Although the indentures governing the Holdings senior notes, these notes and the Visant senior subordinated notes and the credit agreement governing the Visant senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, those restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with those restrictions could be substantial. The Visant senior secured credit facilities, for example, allow us to incur (1) an unlimited amount of “purchase money” indebtedness to finance capital expenditures permitted to be made under the senior secured credit facilities and to finance the acquisition, construction or improvement of fixed or capital assets, (2) an unlimited amount of indebtedness to finance acquisitions permitted under the senior secured credit facilities and (3) up to $100 million of additional indebtedness.

The Visant senior secured credit facilities also allow us to incur additional term loans under the Term Loan C facility or under a new term loan facility, in each case in an aggregate principal amount of up to $300 million, subject to certain conditions, including Visant’s ability to obtain commitments from one or more lenders to make such commitments. Any additional term loans will have the same security and guarantees as the Term Loan C facility. All of these borrowings may rank senior to the Visant senior subordinated notes and subsidiary guarantees thereof and any indebtedness incurred by subsidiaries of Holdings would be structurally senior to the debt of Holdings, including the outstanding Holdings senior notes and these notes. If the new debt is added to our current debt levels, the related risks that we now face, including those described above, could intensify. There can be no assurance, particularly in light of current credit markets, of our ability to obtain this financing, including on acceptable terms.

Restrictive covenants in our and our subsidiaries’ debt instruments may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The Visant senior secured credit facilities and the indentures governing the Holdings senior notes, these notes and the Visant senior subordinated notes contain, and any future indebtedness of Holdings or of our subsidiaries would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on Holdings including restrictions on Holdings and our ability to engage in acts that may be in our best long-term interest.

The Visant senior secured credit facilities include financial covenants, including requirements that Visant maintain a minimum interest coverage ratio and not exceed a maximum total leverage ratio. The financial covenants in the Visant senior secured credit facilities will become more restrictive over time. In addition, the Visant senior secured credit facilities limit Visant’s ability to make capital expenditures and require that Visant use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in its business to repay indebtedness under the senior secured credit facilities.

The Visant senior secured credit facilities also include covenants restricting, among other things, Visant Secondary Holdings Corp.’s, Visant’s and their subsidiaries’ ability to: create liens; incur indebtedness (including guarantees, debt incurred by direct or indirect subsidiaries, and obligations in respect of foreign currency exchange and other hedging arrangements) or issue preferred stock; pay dividends, or make redemptions and repurchases, with respect to capital stock; prepay, or make redemptions and repurchases, with respect to subordinated indebtedness; make loans and investments; engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates; change the business conducted by Visant Secondary Holdings Corp., Visant or their subsidiaries; and amend the terms of subordinated debt.

The indentures relating to the Holdings senior notes, these notes and the Visant senior subordinated notes also contain numerous covenants including, among other things, restrictions on our and our subsidiaries’ ability to: create liens; incur or guarantee indebtedness or issue preferred stock; pay dividends, or make redemptions and repurchases, with respect to capital stock; prepay, or make redemptions and repurchases, with respect to subordinated indebtedness; make loans and investments; engage in mergers, acquisitions, asset sales and transactions with affiliates; and create limitations on the ability of subsidiaries to make dividends or distributions.

A breach of any of the restrictive covenants in the Visant senior secured credit facilities would result in a default under the Visant senior secured credit facilities. If any such default occurs, the lenders under the Visant senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require Visant to apply all of its available cash to repay these borrowings, any of which would result in an event of default under the Visant senior subordinated notes and the Holdings senior notes and these notes. The lenders under the senior secured credit facilities will also have the right in these circumstances to terminate any commitments they have to provide further borrowings.

Visant Holding may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all notes that are outstanding (including these notes and the senior notes) at 101% of their principal amount. See “Description of the Notes—Change of Control” for additional descriptions of these events. The source of funds for any such purchase of the notes will be our available cash or cash generated from the operations of our subsidiaries or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we or our subsidiaries may not have sufficient funds, or because the terms of the debt instruments of our subsidiaries do not permit dividends or other asset transfers to be made to us. In the event that a change of control occurs at a time when we do not have access to cash flow from our subsidiaries, we may seek the consent of the applicable lenders and debt holders in respect of our subsidiaries’ indebtedness to permit the dividend or other transfer of assets to Visant Holding as is necessary to permit us to purchase the notes, although we may not be able to do so.

The Visant senior secured credit facilities provide that certain change of control events would constitute an event of default thereunder. If we experience a change of control that triggers an event of default under the Visant senior secured credit facilities, we could seek a waiver or seek to refinance such indebtedness, although we may not be able to do so. In the event we do not obtain such a waiver or refinance such indebtedness, the event of default could result in amounts outstanding under the Visant senior secured credit facilities being declared due and payable. Further, the terms of these notes, the Holding senior notes and the Visant senior subordinated notes provide that certain change of control events require that an offer be made to repurchase those notes and that any failure to make any such offer constitutes an event of default under the relevant indenture.

As a result, if we experience a change of control, our subsidiaries may not have sufficient financial resources to satisfy the obligations under the Visant senior secured credit facilities and the Visant senior subordinated notes, and Visant Holding may not have sufficient financial resources to satisfy its obligations under the senior notes and these notes. In addition, the change of control covenants in the indentures governing these notes, the senior notes and the Visant senior subordinated notes do not cover all corporate events, reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction.

Certain corporate events may not trigger a change of control event upon which occurrence Visant Holding will not be required to repurchase your notes.

The indentures governing these notes, the senior notes and the Visant notes permit Visant Holding and its subsidiaries to engage in certain important corporate events, such as the leveraged recapitalization that occurred on April 4, 2006 in connection with Visant Holding’s sale of $350.0 million of senior notes, that would increase indebtedness but would not constitute a “Change of Control.” If either Visant Holding or its subsidiaries effected a leveraged recapitalization or other such “non-change of control” transaction that resulted in an increase in indebtedness, Visant Holding’s ability to make payments on the notes would be adversely affected. However, Visant Holding would not be required to make an offer to repurchase the notes, and you might be required to continue to hold your notes, despite Visant Holding’s decreased ability to meet its obligations under the notes.

You will be required to pay U.S. federal income tax on accrual of original issue discount on the notes.

The notes were issued at a substantial discount from their principal amount at maturity. Although cash interest did not accrue on the notes prior to December 1, 2008, and there will be no periodic payments of cash interest on the notes prior to June 1, 2009, original issue discount (the excess of the stated redemption price at maturity over the issue price of the notes) will accrue from the issue date of the notes. See “Material United States Federal Income Tax Consequences.”

Federal and state statutes may allow courts, under specific circumstances, to void the notes and require note holders to return payments received.

We used the net proceeds from the offering of the notes to purchase the outstanding 8% Senior Redeemable Preferred Stock of Visant from DLJMBP III and certain co-investors and to pay a dividend on Visant Holding’s common stock, which at the time of the dividend payment was owned by DLJMBP III and certain co-investors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer and fraudulent conveyance laws, a court may void or otherwise decline to enforce an obligor’s obligation or subordinate the notes to our existing and future indebtedness. While the relevant laws may vary from state to state, a court might void or otherwise decline to enforce the notes if it found that we issued the notes, or, in some states, when payments became due under the notes, we received less than reasonably equivalent value or fair consideration and either:

•	we were insolvent or rendered insolvent by reason of such incurrence;

•	we were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital;

•	we intended to incur, or believed that such obligor would incur, debts beyond such obligor’s ability to pay such debts as they mature; or

•	we were a defendant in an action for money damages, or had a judgment for money damages docketed against us if, in either case, after final judgment, the judgment is unsatisfied.

The court might also void the notes without regard to the above factors, if the court found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that we did not receive reasonably equivalent value or fair consideration for the notes if we did not substantially benefit directly or indirectly from the issuance of the notes. As a general matter, value is given for a note if, in exchange for the note, property is transferred or an antecedent debt is satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including subordinated and contingent liabilities, was greater than the fair saleable value of all of our assets; or

•

if the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on existing debts, including subordinated and contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

In the event of a finding that a fraudulent conveyance or transfer has occurred, the court may void, or hold unenforceable, the notes, which could mean that you may not receive any payments on the notes and the court may direct you to repay any amounts that you have already received from us for the benefit of our creditors. Furthermore, the holders of voided notes would cease to have any direct claim against us. Consequently, our assets would be applied first to satisfy our other liabilities, before any portion of our assets could be applied to the payment of the notes. Sufficient funds to repay the notes may not be available from other sources. Moreover, the voidance of the notes could result in an event of default with respect to our other debt that could result in acceleration of such debt (if not otherwise accelerated due to our insolvency or other proceeding).

Your ability to sell the notes may be limited by the absence of an active trading market, and if one develops, it may not be liquid.

The notes were offered and sold in December 2003 to a small number of institutional investors and are eligible for trading in the PORTALSM market. However, we do not intend to apply for the notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. There is currently no established market for the notes, and we cannot assure you as to the liquidity of markets that may develop for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. If such markets were to exist, the notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. You may not be able to sell your notes at a particular time or at favorable prices or at all.

The liquidity of any market for the notes and the future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market in the notes; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of your notes.

We understand that Credit Suisse Securities (USA) LLC presently intends to make a market in the notes. However, it is not obligated to do so, and any market making activity with respect to the notes may be discontinued at any time without notice. In addition, any market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will exist for the notes or that any trading market that does develop will be liquid.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements including, without limitation, statements concerning the conditions in our industry, expected cost savings, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and product development efforts. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include such words as “may”, “might”, “will”, “should”, “estimate”, “project”, “plan”, “anticipate”, “expect”, “intend”, “outlook”, “believe” and other similar expressions that are intended to identify forward-looking statements and information. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under “Risk Factors” and elsewhere in this prospectus.

The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

•	our substantial indebtedness and our ability to service the indebtedness;

•	our inability to implement our business strategy in a timely and effective manner;

•	global market and economic conditions and disruptions in the credit markets;

•	levels of customers’ advertising and marketing spending, including as may be impacted by economic factors and general market conditions;

•	competition from other companies;

•	fluctuations in raw material prices;

•	our reliance on a limited number of suppliers;

•	the seasonality of our businesses;

•	the loss of significant customers or customer relationships;

•	Jostens’ reliance on independent sales representatives;

•	our reliance on numerous complex information systems;

•	the amount of capital expenditures required at our businesses;

•	the reliance of our businesses on limited production facilities;

•	actions taken by the U.S. postal services and the failure of our sampling systems to comply with U.S. postal regulations;

•	labor disturbances;

•	environmental regulations;

•	the outcome of litigation;

•	the impact of changes in applicable law and regulations;

•	the textbook adoption cycle and levels of government funding for education spending; and

•	control by our stockholders.

We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or revise any of them in light of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data referenced throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including the National Center for Educational Statistics, the U.S. Department of Education and the U.S. Census Bureau.

USE OF PROCEEDS

This prospectus is being delivered in connection with the sale of notes by Credit Suisse Securities (USA) LLC in market-making transactions. We will not receive any cash proceeds from the sale of the notes by Credit Suisse Securities (USA) LLC.

CAPITALIZATION

The following table sets forth Visant Holding’s capitalization as of April 4, 2009. In connection with the amendment to our senior secured credit facilities on May 28, 2009, the $137.0 million of short-term borrowings then outstanding under our existing revolving credit facilities were repaid. The information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of April 4, 2009 (unaudited)
(In millions)
Visant Corporation:
Standby letters of credit	$14.0
Short-term borrowings	137.0
Term Loan C facility	316.5
7 5/8% Senior Subordinated Notes	500.0
Visant Holding Corp.:
10 1/2% Senior Discount Notes	247.2
8 3/4% Senior Notes	350.0

Total debt	1,564.7
Stockholders’ equity	123.8

Total capitalization	$1,688.5

SELECTED FINANCIAL DATA

The following relates to the financial results of both Visant Holding and its subsidiary, Visant. There are no significant differences between the results of operations and financial condition of Visant and those of Visant Holding other than stock compensation expense, interest expense and related income tax effect of certain indebtedness of Visant Holding, including these senior discount notes and the $350.0 million of Holdings’ 8 3/4% senior notes due 2013. The selected financial data of Holdings set forth below presents the consolidated financial data of Visant Holding, Von Hoffmann and Arcade after July 29, 2003 as a result of the common ownership of these entities by affiliates of DLJMBP III on such date. As described in the notes to our consolidated financial statements, certain operations of Von Hoffmann are presented as discontinued operations for all periods presented.

The selected historical financial data for the successor periods of fiscal years ended January 3, 2009, December 29, 2007, December 30, 2006, December 31, 2005 and January 1, 2005, have been derived from our audited historical consolidated financial statements. The data presented below should be read in conjunction with the consolidated financial statements and related notes included herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Three Months Ended
	April 4, 2009	March 29, 2008	2008	2007	2006	2005	2004
	In millions, except for ratios
Statement of Operations Data(1):
Net sales	$265.5	$247.0	$1,365.6	$1,270.2	$1,186.6	$1,110.7	$1,051.9
Cost of products sold	127.8	128.1	675.8	623.0	587.6	562.2	586.2

Gross profit	137.7	118.9	689.8	647.2	599.0	548.5	465.7
Selling and administrative expenses	114.9	105.2	472.1	426.8	394.7	389.3	386.2
Loss (gain) on disposal of assets	—	—	1.0	0.6	(1.2)	(0.4)	(0.1)
Transaction costs(2)	—	—	—	—	—	1.2	6.8
Special charges(3)	1.5	1.5	14.4	2.9	2.4	5.4	11.8

Operating income	21.3	12.2	202.3	216.9	203.1	153.0	61.0
Loss on redemption of debt(4)	—	—	—	—	—	—	31.9
Interest expense, net	28.8	30.3	125.3	144.0	149.0	124.8	125.1
Other income	—	—	—	—	—	—	(1.1)

(Loss) income from continuing operations before income taxes	(7.5)	(18.1)	77.0	72.9	54.1	28.2	(94.9)
(Benefit from) provision for income taxes	(2.8)	(6.7)	30.7	29.1	15.7	10.5	(34.3)

(Loss) income from continuing operations	(4.7)	(11.4)	46.3	43.8	38.4	17.6	(60.7)
Gain (loss) on discontinued operations, net of tax	—	—	—	110.7	9.6	19.0	(40.0)

Net (loss) income available to common stockholders	$(4.7)	$(11.4)	$46.3	$154.5	$48.0	$36.6	$(100.7)

Statement of Cash Flows:
Net cash provided by operating activities	$64.1	$51.5	$205.9	$159.3	$162.6	$168.5	$114.1
Net cash (used in) provided by investing activities	(14.9)	(13.6)	(274.3)	280.6	(52.6)	(39.1)	(37.9)
Net cash (used in) provided by financing activities	—	(1.5)	127.5	(400.0)	(111.9)	(193.7)	(40.5)

Other Financial Data(1):
Ratio of earnings to fixed charges(5)	—	—	1.6x	1.5x	1.4x	1.2x	—
Depreciation and amortization	$25.2	$22.7	$103.0	$87.0	$81.6	$87.6	$136.7
Capital expenditures	$14.9	$13.7	$52.4	$56.4	$51.9	$28.7	$37.7

	Three Months Ended		2008	2007	2006	2005	2004
	April 4, 2009	March 29, 2008
	In millions
Balance Sheet Data (at period end):
Cash and cash equivalents	$167.1	$96.6	$118.3	$59.7	$18.8	$20.7	$85.0
Property and equipment, net	220.5	184.7	221.8	181.1	160.6	137.9	144.9
Total assets	2,351.5	2,177.7	2,303.7	2,111.7	2,322.7	2,366.6	2,511.4
Total debt	1,550.7	1,397.8	1,550.7	1,392.1	1,770.7	1,513.1	1,695.5
Stockholders’ equity (deficit)	123.8	131.3	129.8	142.1	(46.4)	255.3	212.3

(1)	Certain selected financial data have been reclassified for all periods presented to reflect the results of discontinued operations consisting of our Von Hoffmann businesses in December 2006, our Jostens Photography businesses in June 2006 and the exit of Jostens’ Recognition business in December 2001. See Note 5, Discontinued Operations, to our consolidated financial statements included elsewhere herein.
(2)	For 2005 and 2004, transaction costs represented $1.2 million and $6.8 million, respectively, of expenses incurred in connection with the Transactions.
(3)	Special charges for the first quarter ended April 4, 2009 included $0.7 million and $0.3 million of cost reduction initiatives taken in our Scholastic and Memory Book operations, respectively. Also included were $0.5 million of other shutdown related costs in the Marketing and Publishing Services segment. During the three months ended March 29, 2008, the Company recorded $0.6 million of restructuring charges related to the closure of Jostens’ Attleboro, Massachusetts facility in the Scholastic segment and $0.5 million and $0.3 million representing severance and related benefits associated with headcount reductions in the Scholastic and Marketing and Publishing Services segments, respectively. Special charges of $14.4 million for the year ended January 3, 2009 represented $12.8 million of costs associated with the closure of the Pennsauken, New Jersey and Attleboro, Massachusetts facilities; and certain international operations, as well as the consolidation of the Chattanooga, Tennessee facilities. These charges include approximately $6.1 million of non-cash costs, including $3.1 million resulting from the write-off of accumulated currency translation balances, $2.7 million of facility related asset impairment charges and $0.3 million related to the impairment of certain asset balances associated with the closure of certain international operations. Additionally, Visant incurred approximately $1.6 million of other severance and related benefits associated with headcount reductions during the twelve month period ended January 3, 2009. For the year ended December 29, 2007, the Company recorded $2.3 million of restructuring for severance and related benefit costs primarily in the Scholastic segment related to the closure of Jostens’ Attleboro, Massachusetts facility announced on December 4, 2007, and which was completed by the end of the first quarter of 2008, and $1.0 million related to termination benefits for management executives offset by a reversal of $0.4 million associated with the reductions in severance liability for the Scholastic and Memory Book segments. For 2006, the Company recorded $2.3 million relating to an impairment loss to reduce the carrying value of Jostens’ former corporate office buildings and $0.1 million of special charges for severance costs and related benefit costs. For 2005, special charges consisted of restructuring charges of $5.1 million for employee severance related to closed facilities and $0.3 million related to a withdrawal liability under a union retirement plan that arose in connection with the consolidation of certain operations. For 2004, special charges consisted of $11.8 million of restructuring charges consisting primarily of severance costs for the termination of senior executives and other employees associated with reorganization activity as a result of the Transactions.
(4)	For 2004, loss on redemption of debt represented a loss of $31.5 million in connection with repayment of all existing indebtedness and remaining preferred stock of Jostens and Arcade in conjunction with the Transactions and a loss of $0.4 million in connection with the repurchase of $5.0 million principal amount of Jostens’ 12.75% senior subordinated notes prior to the Transactions.
(5)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense. For the three months ended April 4, 2009, three months ended March 29, 2008 and the 2004 fiscal year, earnings did not cover fixed charges by $7.3 million, $18.1 million, and $94.9 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties, including those set forth in this prospectus under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”. You should read the following discussion in conjunction with the consolidated financial statements and related notes included herein.

Presentation

There are no significant differences between the results of operations and financial condition of Visant and those of Holdings other than stock compensation expense, interest expense and related income tax effect of certain indebtedness of Visant Holding, including these senior discount notes and $350.0 million of Holdings’ 8 3/4% senior notes due 2013.

Company Background

On October 4, 2004, an affiliate of KKR and affiliates of DLJMBP III completed transactions which created a marketing and publishing services enterprise through the consolidation of Jostens, Von Hoffmann and Arcade.

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJMBP II, and DLJMBP III owned approximately 82.5% of our outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of our voting interest and 45.0% of our economic interest, and DLJMBP III and certain of its affiliates held equity interests representing approximately 41.0% of Holdings’ voting interest and 45.0% of Holdings’ economic interest, with the remainder held by other co-investors and certain members of management. As of May 20, 2009, an affiliate of KKR and DLJMBP III and certain of its affiliates held approximately 49.0% and 40.9%, respectively, of Holdings’ voting interest, while each held approximately 44.5% of Holdings’ economic interest. As of May 20, 2009, the other co-investors held approximately 8.3% of the voting interest and 9.1% of the economic interest of Holdings, and members of management held approximately 1.8% of the voting interest and approximately 1.9% of the economic interest of Holdings.

The Transactions were accounted for as a combination of interests under common control.

Overview

We are a leading marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments. We sell our products and services to end customers through several different sales channels including independent sales representatives and dedicated sales forces. Our sales and results of operations are impacted by a number of factors, including general economic conditions, seasonality, cost of raw materials, school population trends, product quality, service and price.

In May 2007, we completed the sale of our Von Hoffmann Holdings Inc., Von Hoffmann Corporation and Anthology, Inc. businesses (the “Von Hoffmann businesses”), which previously comprised the Educational Textbook segment and a portion of the Marketing and Publishing Services segment. The operations of the Von Hoffmann businesses are reported as discontinued operations in the consolidated financial statements for all periods presented.

During 2007, we expanded our business with the acquisitions of Neff Motivation, Inc. (“Neff”), Visual Systems, Inc. (“VSI” and currently doing business with Lehigh Milwaukee) and Publishing Enterprises, Incorporated. Neff, a single source provider of custom awards programs and apparel, including chenille letters and letter jackets, was acquired on March 16, 2007, and its results are included in the Scholastic segment as of such date. VSI, a supplier of overhead transparencies and book components, was acquired on June 14, 2007, and its results are included in the Marketing and Publishing Services segment as of such date. On October 1, 2007, we acquired substantially all of the assets and certain liabilities of Publishing Enterprises, Incorporated, a producer of school memory books and student planners, and its results are included in the Memory Book segment as of such date. On April 1, 2008, the Company announced the completion of the acquisition of Phoenix Color Corp. (“Phoenix Color”), a leading book component manufacturer. The results of Phoenix Color are reported as part of the Marketing and Publishing Services segment from its acquisition date.

Our three reportable segments consist of:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

For additional financial and other information about our operating segments, see Note 17, Business Segments, to the consolidated financial statements.

General

We experience seasonal fluctuations in our net sales and cash flow from operations, tied primarily to the North American school year. Jostens generates a significant portion of its annual net sales in the second quarter. Deliveries of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks are the key drivers of our seasonality in net sales. Our cash flow from continuing operations, is concentrated in the fourth quarter, primarily driven by the receipt of customer deposits in our Scholastic and Memory book segments. The net sales of educational book components are impacted seasonally by state and local schoolbook purchasing schedules, which typically commence in the spring and peak in the summer months preceding the start of the school year. The net sales of sampling and other direct mail and commercial printed products have also historically reflected seasonal variations, and we expect these businesses to continue to generate a majority of their annual net sales during our third and fourth quarters for the foreseeable future. These seasonal variations in net sales are based on the timing of customers’ advertising campaigns, which have traditionally been concentrated prior to the Christmas and spring holiday seasons. The seasonality of each of our businesses requires us to allocate our resources to manage our capital and manufacturing capacity, which often operates at full or near full capacity during peak seasonal demands.

Our net sales include sales to certain customers for whom we purchase paper. The price of paper, a primary material across most of our products and services, is volatile over time and may cause swings in net sales and cost of sales. We generally are able to pass on increases in the cost of paper to our customers across most product lines when we realize such increases.

The price of gold and other precious metals increased dramatically in 2008, and we anticipate continued volatility in the price of gold for the foreseeable future driven by numerous factors, such as changes in supply and demand and investor sentiment. These higher gold prices have impacted, and could further impact, our manufacturing costs as well as our jewelry metal mix.

We continue to experience limited visibility with respect to the flow and placement of orders in our Marketing and Publishing Services segment, which we believe is the result of tighter economic and market conditions affecting the timing of decisions and the extent of spending by our customers. We believe these conditions, particularly the weakness in the advertising environment and decline in activity in the elementary and high school publishing business, will continue to affect negatively the level of spending by our customers in our Marketing and Publishing Services segment. Furthermore, the excess capacity that exists in the industry, particularly as it pertains to our direct marketing operations, as well as the variety of other advertising media that we compete with, have created increasing pricing pressure. We seek to distinguish ourselves based on our capabilities, quality and organizational strength.

While historically the purchase of class rings has been relatively resistant to economic conditions, we have seen a shift in jewelry metal mix from gold to lesser priced metals for the past year which we believe is attributable in part to economic factors and the impact of significantly higher precious metal costs on our jewelry prices.

We have initiated several efforts to contain costs and drive efficiency, including through the restructuring and integration of certain of our operations and rationalization of sales, administrative and support functions. We expect to implement additional initiatives focused on cost reduction and containment to address the continuing challenging environment.

Restructuring Activity

Special charges for the first quarter ended April 4, 2009 included $0.2 million of restructuring charges associated with the closure of the Pennsauken, New Jersey facilities and $0.3 million of severance and related benefit costs for headcount reductions of 21 employees in the Marketing and Publishing Services segment. Also included were $0.7 million and $0.3 million of restructuring charges related to cost reduction initiatives taken in our Scholastic and Memory Book operations, respectively. The associated employee headcount reductions were 14 and 12, respectively.

During the three months ended March 29, 2008, the Company recorded $0.6 million of restructuring charges related to the closure of Jostens’ Attleboro, Massachusetts facility in the Scholastic segment. Additionally, the Scholastic segment recorded charges of $0.5 million of severance and related benefits associated with the headcount reduction of 23 employees. The Marketing and Publishing Services segment recorded charges of $0.3 million related to severance costs that reduced headcount by one employee.

Restructuring accruals of $1.5 million and $2.4 million as of April 4, 2009 and January 3, 2009, respectively, are included in other accrued liabilities in the condensed consolidated balance sheets. The accruals include amounts provided for severance related to headcount reductions in the Scholastic, Memory Book and the Marketing and Publishing Services segments.

On a cumulative basis through April 4, 2009, we incurred $28.6 million of employee severance and related benefit costs related to initiatives during the period from 2004 to April 4, 2009, which affected an aggregate of 879 employees. As of April 4, 2009, we paid $27.1 million in cash related to these initiatives.

Changes in the restructuring accruals during the first fiscal quarter of 2009 were as follows:

In thousands	2009 Initiatives	2008 Initiatives	2007 Initiatives	Total
Balance at January 3, 2009	$—	$2,395	$33	$2,428
Restructuring charges	1,285	245	—	1,530
Severance paid	(476)	(1,966)	(7)	(2,449)

Balance at April 4, 2009	$809	$674	$26	$1,509

We expect the majority of the remaining severance related to the 2009, 2008 and 2007 initiatives to be paid by the end of 2009.

Other Factors Affecting Comparability

We utilize a fifty-two, fifty-three week fiscal year ending on the Saturday closest to December 31st. The Company’s 2008 fiscal year ended on January 3, 2009 and included a 53rd week. While quarters normally consist of 13-week periods, the fourth quarter of fiscal 2008 included a 14th week. Fiscal 2007 and 2006 each consisted of 52 weeks.

Critical Accounting Policies and Estimates

In the ordinary course of business, management makes a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management’s judgment about the effect of matters that are uncertain.

On an ongoing basis, management evaluates its estimates and assumptions, including those related to revenue recognition, continued value of goodwill and intangibles, recoverability of long-lived assets, pension and other postretirement benefits and income tax. Management bases its estimates and assumptions on historical experience, the use of independent third-party specialists and various other factors that are believed to be reasonable at the time the estimates and assumptions are made. Actual results may differ from these estimates and assumptions under different circumstances or conditions.

Revenue Recognition

The SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition (“SAB No. 104”), provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In accordance with SAB No. 104, we recognize revenue when the earnings process is complete, evidenced by an agreement between us and the customer, delivery and acceptance has occurred, collectibility is probable and pricing is fixed or determinable. Revenue is recognized when (1) products are shipped (if shipped FOB shipping point), (2) products are delivered (if shipped FOB destination) or (3) as services are performed as determined by contractual agreement, but in all cases only when risk of loss has transferred to the customer and we have no further performance obligations.

Goodwill and Indefinite-Lived Intangible Assets

Under Statement of Financial Accounting Statements (“SFAS”) No. 142, Goodwill and Other Intangible Assets, we are required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units, assigning goodwill and indefinite-lived intangible assets to reporting units, and determining the fair value of each reporting unit. Significant judgments are required to estimate the fair value of reporting units including projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on management’s best estimate given recent financial performance, market trends, strategic plans and other available information. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment for each reporting unit. The impairment testing was completed as of the beginning of the fourth quarter of fiscal year 2008 and we believe that there are no indications of impairment. However, unforeseen future events could adversely affect the reported value of goodwill and indefinite-lived intangible assets, which at the end of both 2008 and 2007 totaled approximately $1.3 billion and $1.2 billion, respectively.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax liability together with assessing temporary differences resulting from differing treatment of items such as capital assets for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must then assess the likelihood that any deferred tax assets will be recovered from taxable income of the appropriate character within the carryback or carryforward period, and to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets.

On a consolidated basis, we have established a tax valuation allowance of $14.7 million as of the end of fiscal year 2008 related to foreign tax credit carryforwards, because we believe the tax benefits are not likely to be fully realized. As described in Note 14, Income Taxes, to our consolidated financial statements, we repatriated a total of $4.3 million of earnings from our foreign subsidiaries during fiscal year 2008. In connection with those distributions and adjustments resulting from the filing of our 2007 tax return, we decreased our valuation allowance for foreign tax credit carryforwards by $0.1 million.

Significant judgment is also required in determining and evaluating our tax reserves. Tax reserves are established for uncertain tax positions which are potentially subject to challenge. We review our tax reserves as facts and circumstances change. Although resolution of issues for audits currently in process is uncertain, based on currently available information, we believe the ultimate outcomes will not have a material adverse effect on our financial statements.

Effective at the beginning of 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires applying a “more likely than not” threshold to the recognition and derecognition of tax positions. In connection with the adoption of FIN 48, the Company made a change in accounting principle for the classification of interest income on tax refunds. Under the previous policy, the Company recorded interest income on tax refunds as interest income. Under the new policy, any interest income in connection with income tax refunds is recorded as a reduction of income tax expense. In addition, since the adoption of FIN 48, all interest and penalties on income tax assessments have been recorded as income tax expense and included as part of the Company’s unrecognized tax benefit liability.

Pension and Other Postretirement Benefits

Jostens sponsors several defined benefit pension plans that cover nearly all of its employees and certain employees of Visant. Participation in such plans was closed to employees hired after December 31, 2005, other than for certain union employees. Effective July 1, 2008 and January 1, 2008, the pension plans covering Jostens’ employees covered under respective collective bargaining agreements were closed to new hires. Jostens also provides certain medical and life insurance benefits for eligible retirees. This plan was closed to new employees hired after December 31, 2005, other than certain union employees and certain employees grandfathered on the basis of their age and tenure with Jostens. Eligible employees from Lehigh also participate in a noncontributory defined benefit pension plan, which was merged with a Jostens plan effective December 31, 2004. Effective December 31, 2006, Lehigh closed participation for hourly employees hired after December 31, 2006 and froze the plan for salaried employees.

Jostens also maintains an unfunded supplemental retirement plan (the “Jostens ERISA Excess Plan”) that gives additional credit for years of service as a Jostens’ sales representative to those salespersons who were hired as employees of Jostens prior to October 1, 1991, calculating the benefits as if such years of service were credited under Jostens’ tax-qualified, non-contributory pension plan, or “Plan D”. Benefits specified in Plan D may exceed the level of benefits that may be paid from a tax-qualified plan under the Internal Revenue Code. The Jostens ERISA Excess Plan also pays benefits that would have been provided from Plan D but cannot because they exceed the level of benefits that may be paid from a tax-qualified plan under the tax code. Plan D was merged into the Jostens Pension Plan C on December 31, 2008, but the respective plan benefit formulas remain the same after the merger. We also maintain non-contributory unfunded supplemental retirement plans (SERPs) for certain executive officers.

We account for our plans under SFAS No. 87, Employer’s Accounting for Pensions, and SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, which require management to use three key assumptions when computing estimated annual pension expense. These assumptions are the discount rate applied to the projected benefit obligation, expected return on plan assets and the rate of compensation increases.

Of the three key assumptions, the discount rate is based on external market indicators, such as the yield on currently available high-quality, fixed income investments or annuity settlement rates. The discount rate used to value the pension obligation at any year-end is used for expense calculations the next year. For the rates of expected return on assets and compensation increases, management uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, management attempts to choose rates for these assumptions that will have long-term applicability.

The following is a summary of the three key assumptions that were used in determining 2008 pension expense, along with the impact of a 1% change in each assumed rate. Bracketed amounts indicate the amount by which annual pension expense would be reduced. Modification of these assumptions does not impact the funding requirements for the qualified pension plans.

In thousands	Rate	Impact of 1% increase	Impact of 1% decrease
Discount rate (1)	6.50%	$(3,173)	$323
Expected return on plan assets (2)	9.00%/9.50%	$(2,746)	$2,746
Rate of compensation increases (3)	5.00%	$333	$(404)

(1)	A discount rate of 6.50% was used for both the qualified and non-qualified pension plans.
(2)	The expected long-term rate of return on plan assets was 9.00% for Plan A and Plan B and 9.50% for Plan C and Plan D.
(3)	The average compensation rate was 5.75% and 2.50% for Jostens and The Lehigh Press, Inc., respectively. The weighted average compensation rate for the combined salary-related plans was 5.00%.

Results of Operations

The following table sets forth selected information derived from our consolidated statements of operations for the three-month period ended April 4, 2009, the three-month period ended March 29, 2008 and fiscal years 2008, 2007 and 2006. In the text below, amounts and percentages have been rounded and are based on the financial statement amounts.

	Three Months Ended		Holdings			% Change between 2007 and 2008	% Change between 2006 and 2007
In thousands	April 4, 2009	March 29, 2008	2008	2007	2006
Net sales	$265,543	$247,040	$1,365,560	$1,270,210	$1,186,604	7.5%	7.0%
Gross profit	137,764	118,922	689,759	647,164	599,049	6.6%	8.0%
% of net sales	51.9%	48.1%	50.5%	50.9%	50.5%
Selling and administrative expenses	114,894	105,328	472,097	426,740	394,726	10.6%	8.1%
% of net sales	43.3%	42.6%	34.6%	33.6%	33.3%
(Gain) loss on disposal of assets	(49)	(20)	958	629	(1,212)	NM	NM
Special charges	1,489	1,451	14,433	2,922	2,446	NM	NM
Operating income	21,430	12,163	202,271	216,873	203,089	(6.7%)	6.8%
% of net sales	8.1%	4.9%	14.8%	17.1%	17.1%
Interest expense, net	28,764	30,273	125,251	144,004	149,000	(13.0%)	(3.4%)
(Benefit from) provision for income taxes	(2,666)	(6,755)	30,704	29,102	15,675	5.5%	85.7%
Income from discontinued operations, net of tax	—	—	—	110,732	9,561	NM	NM
Net (loss) income	(4,668)	(11,335)	46,316	154,499	47,975	(70.0%)	222.0%

NM = Not meaningful

Our business is managed on the basis of three reportable segments: Scholastic, Memory Book and Marketing and Publishing Services. The following table sets forth selected segment information derived from our consolidated statements of operations for the three-month period ended April 4, 2009, the three-month period ended March 29, 2008 and fiscal years 2008, 2007 and 2006. For additional financial information about our operating segments, see Note 17, Business Segments, to the consolidated financial statements.

	Three Months Ended		Holdings			% Change between 2007 and 2008	% Change between 2006 and 2007
In thousands	April 4, 2009	March 29, 2008	2008	2007	2006
Net sales
Scholastic	$154,159	$139,022	$472,405	$465,439	$437,630	1.5%	6.4%
Memory Book	8,513	8,640	393,309	372,063	358,687	5.7%	3.7%
Marketing and Publishing Services	103,130	99,805	501,374	434,057	390,396	15.5%	11.2%
Inter-segment eliminations	(259)	(427)	(1,528)	(1,349)	(109)	NM	NM

	$265,543	$247,020	$1,365,560	$1,270,210	$1,186,604	7.5%	7.0%

Operating income (loss)
Scholastic	$23,794	$12,606	$36,744	$51,312	$51,189	(28.4%)	0.2%
Memory Book	(15,536)	(16,062)	99,090	89,108	82,235	11.2%	8.4%
Marketing and Publishing Services	13,172	15,619	66,437	76,453	69,665	(13.1%)	9.7%

	$21,430	$12,163	$202,271	$216,873	$203,089	(6.7%)	6.8%

NM = Not meaningful

Three Months Ended April 4, 2009 Compared to Three Months Ended March 29, 2008

Net sales. Consolidated net sales increased $18.5 million, or approximately 7.5%, to $265.5 million for the three months ended April 4, 2009 as compared to $247.0 million for the prior year first fiscal quarter. This included incremental sales from the Phoenix Color acquisition which accounted for approximately $26.3 million of the total increase. Excluding the impact of this acquisition, consolidated net sales decreased $7.8 million for the first fiscal quarter of 2009 when compared to the first fiscal quarter of 2008, a decline of 3.2%.

Net sales of the Scholastic segment increased $15.2 million, or 10.9%, to $154.2 million for the first fiscal quarter of 2009 from $139.0 million for the first fiscal quarter of 2008. The increase was primarily attributable to higher volume for jewelry and graduation products, including a shift in timing of customer orders into the first fiscal quarter of 2009 from the second fiscal quarter of 2009. This increase was slightly offset by a shift in metal mix to lower priced metals in our jewelry products.

Net sales of the Memory Book segment decreased $0.1 million to $8.5 million for the first fiscal quarter of 2009 compared to $8.6 million for the first fiscal quarter of 2008. The decrease was primarily due to lower volume from our commercial printing customers.

Net sales of the Marketing and Publishing Services segment increased $3.3 million, or 3.3%, to $103.1 million for the first fiscal quarter of 2009 from $99.8 million for the first fiscal quarter of 2008. This increase was primarily attributable to approximately $26.3 million of incremental volume from the acquisition of Phoenix Color which was offset by lower volumes in our educational book component, sampling and direct marketing operations.

Gross profit. Consolidated gross profit increased $18.9 million, or 15.9%, to $137.8 million for the three months ended April 4, 2009 from $118.9 million for the three-month period ended March 29, 2008. As a percentage of net sales, gross profit margin increased to 51.9% for the three months ended April 4, 2009 from 48.1% for the comparative prior year period in 2008. Gross profit margin decreased by approximately 160 basis points due to the impact of Phoenix Color’s comparatively lower gross margins. Excluding this impact, gross profit margin increased approximately 540 basis points to 53.5% in the first fiscal quarter of 2009. This increase in gross profit margin, primarily driven by the impact of increased volumes and prices in our jewelry and graduation products as well as the impact of lower precious metal costs year over year, was offset slightly by a shift to lower priced metals in our jewelry products.

Selling and administrative expenses. Selling and administrative expenses increased $9.6 million, or 9.1%, to $114.9 million for the three months ended April 4, 2009 from $105.3 million for the corresponding period in 2008. As a percentage of net sales, selling and administrative expenses increased to 43.3% for the first fiscal quarter of 2009 from 42.6% for the comparative period in 2008. This increase included $6.3 million of incremental costs resulting from the acquisition of Phoenix Color, including $2.9 million of non-cash amortization expense. Excluding the impact of the Phoenix Color acquisition, total selling and administrative expenses increased $3.3 million to $108.6 million, representing 45.4% of net sales. The increase as a percentage of net sales was due to lower overall sales in the first quarter of 2009 compared to the first quarter of 2008.

Special charges. Special charges for the first quarter ended April 4, 2009 included $0.2 million of restructuring charges associated with the closure of the Pennsauken, New Jersey facilities and $0.3 million of severance and related benefit costs for headcount reductions of 21 employees in the Marketing and Publishing Services segment. Also included were $0.7 million and $0.3 million of restructuring charges related to cost reduction initiatives in our Scholastic and Memory Book operations, respectively. The associated employee headcount reductions were 14 and 12, respectively.

Special charges for the three months ended March 29, 2008 included $0.6 million of restructuring charges related to the closure of Jostens’ Attleboro, Massachusetts facility in the Scholastic segment. Additionally, the

Scholastic segment recorded charges of $0.5 million of severance and related benefits associated with the headcount reduction of 23 employees. The Marketing and Publishing Services segment recorded charges of $0.3 million related to severance costs that reduced headcount by one employee.

Operating income. As a result of the foregoing, consolidated operating income increased $9.2 million to $21.4 million for the three months ended April 4, 2009 compared to $12.2 million for the comparable period in 2008. As a percentage of net sales, operating income increased to 8.1% for the first fiscal quarter of 2009 from 4.9% for the same period in 2008.

Net interest expense. Net interest expense was comprised of the following:

	Three months ended		$ Change	% Change
In thousands	April 4, 2009	March 29, 2008
Holdings:
Interest expense	$14,134	$7,635	$6,499	85.1%
Amortization of debt discount, premium and deferred financing costs	484	6,197	(5,713)	(92.2%)

Holdings interest expense, net	14,618	13,832	786	5.7%

Visant:
Interest expense	12,883	15,634	(2,751)	(17.6%)
Amortization of debt discount, premium and deferred financing costs	1,400	1,411	(11)	(0.8%)
Interest income	(137)	(604)	467	NM

Visant interest expense, net	14,146	16,441	(2,295)	(14.0%)

Interest expense, net	$28,764	$30,273	$(1,509)	(5.0%)

NM=Not meaningful

Net interest expense decreased $1.5 million, or 5.0%, to $28.8 million for the three months ended April 4, 2009 compared to $30.3 million for the comparative prior year period, primarily due to lower average interest rates.

Income taxes. The Company has recorded an income tax provision for the three months ended April 4, 2009 based on its best estimate of the consolidated effective tax rate applicable for the entire year plus tax adjustments considered a period expense or benefit. The effective tax rates for the three months ended April 4, 2009 were 36.4% and 45.9% for Holdings and Visant, respectively. For the comparable three-month period ended March 29, 2008, the effective tax rates were 37.3% and 34.2% for Holdings and Visant, respectively. The effective tax rates for both Holdings and Visant were unfavorably affected by tax adjustments considered a period expense for both the 2009 and the 2008 quarters. Visant’s tax rate for the quarter ended April 4, 2009 was significantly higher than its estimated effective rate for the full year due to the unfavorable effect of $0.6 million of current period tax expense adjustments primarily related to the effect on deferred tax balances of changes in state income tax filing regulations. The unfavorable effect on Visant was largely offset by a favorable effect on Holdings’ effective tax rate. The Company does not expect the unfavorable tax rates reported for the quarter ended April 4, 2009 to continue in future quarters because the unfavorable effect of current period tax expense adjustments will decrease as earnings increase over amounts reported for the first quarter.

Net loss. As a result of the aforementioned items, net loss decreased $6.7 million to $4.7 million for the three months ended April 4, 2009 compared to net loss of $11.4 million for the three months ended March 29, 2008.

Year Ended January 3, 2009 Compared to the Year Ended December 29, 2007

Net sales.    Consolidated net sales increased $95.4 million, or 7.5%, to $1,365.6 million in 2008 from $1,270.2 million in 2007. This increase included the incremental sales impact of $114.8 million from businesses acquired during 2007 and 2008.

Net sales for the Scholastic segment were $472.4 million in 2008, an increase of 1.5% or $7.0 million, compared to $465.4 million in the prior year comparative period. This increase was primarily attributable to incremental volume from the acquisition of Neff, which occurred in the first quarter of 2007 and accounted for $5.6 million of the increase, and the impact of higher prices for our jewelry products.

Net sales for the Memory Book segment were $393.3 million in 2008, an increase of 5.7% or $21.2 million, compared to $372.1 million in 2007. The increase included $8.7 million of incremental sales from the acquisition of the assets of Publishing Enterprises, Incorporated, which occurred in the fourth quarter of 2007. The remaining increase of $12.5 million was the result of account growth driven by new and enhanced product and service offerings.

Net sales of the Marketing and Publishing Services segment increased $67.3 million, or 15.5%, to $501.4 million in 2008 from $434.1 million in 2007. This increase was primarily attributable to $100.5 million of incremental sales from the acquisitions of VSI and Phoenix Color which occurred in 2007 and 2008, respectively, partially offset by a decline in volume primarily in our educational book component and direct marketing operations.

Gross profit.    Gross profit increased $42.6 million, or 6.6%, to $689.8 million for the fiscal year ended January 3, 2009 from $647.2 million for the comparative period in 2007. As a percentage of net sales, gross profit margin for 2008 decreased to 50.5% from 50.9% in 2007. Excluding the incremental impact of businesses acquired, gross profit increased $7.5 million from the comparable 2007 period and as a percentage of net sales increased to 52.3%. This increase in gross profit margin was primarily attributable to improved sales mix and higher prices driven by new and enhanced product and service offerings and operating efficiencies in our Memory Book segment.

Selling and administrative expenses.    Selling and administrative expenses increased $45.4 million, or 10.6%, to $472.1 million for the twelve months ended January 3, 2009 from $426.7 million for the corresponding period in 2007. This increase included approximately $7.1 million of higher stock compensation charges as well as incremental depreciation and amortization costs related to our acquisitions of Neff, VSI and Phoenix Color, which accounted for $9.9 million of the total dollar increase. Excluding these incremental costs, selling and administrative expenses as a percentage of net sales decreased 30 basis points to 33.3% for the twelve months of fiscal 2008 from 33.6% for the same period in 2007.

Loss (gain) on disposal of fixed assets.    For 2008, the loss on disposal of fixed assets was approximately $1.0 million, which was attributable to the sale of equipment in connection with the closure of certain facilities during the year. In 2007, the loss on disposal of fixed assets was approximately $0.6 million, which was attributable to the sale of miscellaneous equipment.

Special charges.    Special charges of $14.4 million for the year ended January 3, 2009 included $7.6 million of restructuring costs and $6.8 million of other special charges. The Marketing and Publishing Services segment incurred $3.7 million of restructuring costs related to the closure of the Pennsauken, New Jersey facilities, $2.0 million of restructuring costs related to the consolidation of the Chattanooga, Tennessee facilities and $0.3 million of other severance and related benefits. The Scholastic segment incurred $0.7 million of severance and related benefits in connection with the restructuring of certain of Jostens’ international operations, $0.4 million of severance and related benefits associated with other headcount reductions and less than $0.1 million of costs related to the closure of our Attleboro, Massachusetts facility. Our Memory Book segment incurred $0.5 million of severance and related benefits associated with headcount reductions. Other special charges included $3.1 million of non-cash write-offs in our Scholastic segment related to accumulated foreign currency translation balances and $0.3 million related to the impairment of certain asset balances associated with the closure of certain international operations. Also included were $3.3 million of charges in our Marketing and Publishing Services segment in connection with the closure of the Pennsauken, New Jersey facilities and consolidation of the Chattanooga, Tennessee facilities which included $2.7 million for non-cash asset impairment charges. Additionally, Visant incurred $0.1 million of other severance and related benefits charges. Headcount reductions related to these activities totaled 330, 28 and 35 employees for the Marketing and Publishing Services, Scholastic and Memory Book segments, respectively.

For the year ended December 29, 2007, the Company recorded $2.3 million of restructuring charges for severance and related benefit costs primarily in the Scholastic segment related to the closure of the Attleboro, Massachusetts facility and $1.0 million related to termination benefits for management executives offset by a reversal of $0.4 million associated with headcount reductions in the Scholastic and Memory Book segments. Of net severance costs and related benefits of $1.9 million for 2007, $1.7 million related to Scholastic, and $0.2 million related to Marketing and Publishing Services. Additionally, headcount reductions related to these activities totaled 177 and eight employees for the Scholastic and Marketing and Publishing Services segments, respectively.

Operating income. As a result of the foregoing, consolidated operating income decreased $14.6 million, or 6.7%, to $202.3 million for 2008 from $216.9 million for 2007. As a percentage of net sales, operating income decreased to 14.8% for the twelve-month period ended January 3, 2009 from 17.1% for the comparative period in 2007.

Net interest expense. Net interest expense is comprised of the following:

In thousands	2008	2007
Holdings:
Interest expense	$32,660	$30,542
Amortization of debt discount, premium and deferred financing costs	23,484	23,281
Interest income	(3)	(4)

Holdings interest expense, net	$56,141	$53,819

Visant:
Interest expense	$64,371	$76,974
Amortization of debt discount, premium and deferred financing costs	5,636	14,329
Interest income	(897)	(1,118)

Visant interest expense, net	$69,110	$90,185

Interest expense, net	$125,251	$144,004

Net interest expense decreased $18.7 million, or 13.0%, to $125.3 million for 2008 as compared to $144.0 million for 2007 due to lower average borrowings from the prepayment of $400.0 million of the Term Loan C facility during the second quarter of 2007 and lower amortization of deferred financing costs as a result of the aforementioned prepayments, as well as lower average borrowing rates.

Provision for income taxes.    Our consolidated effective tax rate was 39.9% for 2008 and 2007. Although the overall rate was unchanged, the benefit provided by the domestic manufacturing profits deduction, under the American Jobs Creation Act of 2004, decreased due to the decrease in taxable income resulting from certain costs related to the Phoenix Color acquisition. The 2008 tax rate was favorably impacted by adjustments resulting from the filing of the Company’s 2007 income tax return and favorable effects related to the Company’s foreign earnings repatriation.

As described in Note 14, Income Taxes, to our consolidated financial statements, the Company adopted FIN 48, as of the beginning of 2007. Upon adoption of FIN 48, all interest and penalties in connection with income tax assessments or refunds are recorded as income tax expense or benefit, as applicable, and included as part of the Company’s unrecognized tax benefit liability. Included in our results of operations for 2008 and 2007 were $0.1 million net tax, interest and penalty accruals for unrecognized tax benefits. For 2009, we anticipate a consolidated effective tax rate between 39.0% and 40.0%.

Income from discontinued operations.    In May 2007, the Company completed the sale of the Von Hoffmann businesses, recognizing proceeds of $401.8 million and a gain on sale of $97.9 million. The Von Hoffmann businesses previously comprised the Educational Textbook segment and a portion of the Marketing and Publishing Services segment. Additionally, in 2007 the Company had income from discontinued operations of $11.1 million, net of taxes, from the Von Hoffmann businesses, which were sold in the second quarter of 2007, $0.4 million, net of tax, from the Jostens Photography business, which was sold in the second quarter of 2006, and $1.0 million, net of tax, from the Jostens Recognition business, which was discontinued in 2001. The income in 2007 from the Jostens Recognition business resulted from the reversal of an accrual for potential exposure for which the Company did not believe it was likely to have an ongoing liability.

Net income.    As a result of the aforementioned items, net income decreased $108.2 million to $46.3 million for 2008 from $154.5 million for 2007.

Year Ended December 29, 2007 Compared to the Year Ended December 30, 2006

Net sales.    Consolidated net sales increased $83.6 million, or 7.0%, to $1,270.2 million in 2007 from $1,186.6 million in 2006.

Scholastic segment sales were $465.4 million in 2007, an increase of 6.4%, compared to $437.6 million in the prior year comparative period. This increase was primarily attributable to incremental volume from the acquisition of Neff, which occurred in the first quarter of 2007, and the impact of price increases, offset by lower jewelry volume.

Net sales for the Memory Book segment were $372.1 million in 2007, an increase of 3.7%, compared to $358.7 million in 2006. The increase was due mainly to growth in number of accounts and in color pages as well as increased prices supported by new and enhanced product and service offerings.

Net sales of the continuing operations of the Marketing and Publishing Services segment increased $43.7 million, or 11.2%, to $434.1 million in 2007 from $390.4 million in 2006. This increase was primarily attributable to higher sales volumes in the sampling and book component businesses, including sales generated by businesses that we acquired in 2006 and 2007.

Gross profit.    Gross profit increased $48.1 million, or 8.0%, to $647.2 million for 2007 from $599.1 million for 2006. As a percentage of net sales, gross profit margin increased to 50.9% for 2007 from 50.5% for 2006. The increase was attributable to:

•	cost savings realized from continued improvements in plant efficiency and cost reduction initiatives in our Memory Book and Scholastic segments; and

•	the impact of price increases in the Scholastic and Memory Book segments.

These increases were partially offset by:

•	higher precious metal costs;

•	lower relative gross margins of Neff, which was acquired in March 2007;

•	increased volume in our Marketing and Publishing Services segment, which comparatively had lower margins than the Scholastic and Memory Book segments; and

•	higher depreciation expense in 2007 related to our continued investments in our Memory Book and Marketing and Publishing Services facilities.

Selling and administrative expenses. Selling and administrative expenses increased $32.0 million, or 8.1%, to $426.7 million for 2007 from $394.7 million for 2006. As a percentage of net sales, selling and administrative expenses increased 0.3 % to 33.6% for 2007 from 33.3% in 2006. The increase in selling and administrative expenses as a percentage of net sales was the result of:

•	higher commissions in the Scholastic segment associated with increased net sales for graduation products, which have a higher commission structure than other Scholastic products;

•	costs associated with the acquisitions we made in 2006 and 2007;

•	development costs across all segments related to growth initiatives; and

•	higher information technology costs in the Scholastic and Memory Book segments in connection with the continuation of planned investments related to growth initiatives.

Loss (gain) on disposal of fixed assets.    For 2007, the loss on disposal of fixed assets was approximately $0.6 million, which was attributable to the sale of miscellaneous equipment. In 2006, gain on disposal of fixed assets was approximately $1.2 million, primarily related to the sale of the former Jostens corporate office buildings in Bloomington, Minnesota.

Special charges.     For the year ended December 29, 2007, the Company recorded $2.3 million of restructuring charges for severance and related benefit costs primarily in the Scholastic segment related to the closure of the Attleboro, Massachusetts facility and $1.0 million related to termination benefits for management executives, offset by a reversal of $0.4 million associated with headcount reductions in the Scholastic and Memory Book segments. Of net severance costs and related benefits of $1.9 million for 2007, $1.7 million related to Scholastic and $0.2 million related to Marketing and Publishing Services. Additionally, headcount reductions related to these activities totaled 177 and eight employees for the Scholastic and Marketing and Publishing Services segments, respectively.

For 2006, the Company recorded $2.3 million relating to an impairment loss to reduce the value of the former Jostens corporate office buildings, which were later sold, and a net $0.1 million of special charges for severance and related benefit costs. The severance costs and related benefits included $0.1 million for Memory Book and $0.1 million for the Scholastic segment. Marketing and Publishing Services incurred $0.2 million of special charges for severance costs and related benefits offset by a reduction of $0.3 million of the restructuring accrual that related to withdrawal liability under a union retirement plan that arose in connection with the consolidation of certain operations. Additionally, headcount reductions related to these activities totaled five, 13 and four employees for the Memory Book, Scholastic, and Marketing and Publishing Services segments, respectively.

Operating income.    As a result of the foregoing, consolidated operating income increased $13.8 million, or 6.8%, to $216.9 million for 2007 from $203.1 million for 2006. As a percentage of net sales, operating income was 17.1% for both 2007 and 2006.

Net interest expense.    Net interest expense is comprised of the following:

In thousands	2007	2006
Holdings:
Interest expense	$30,542	$22,739
Amortization of debt discount, premium and deferred financing costs	23,281	20,874
Interest income	(4)	(35)

Holdings interest expense, net	$53,819	$43,578

Visant:
Interest expense	$76,974	$97,991
Amortization of debt discount, premium and deferred financing costs	14,329	9,880
Interest income	(1,118)	(2,449)

Visant interest expense, net	$90,185	$105,422

Interest expense, net	$144,004	$149,000

Net interest expense decreased $5.0 million, or 3.4%, to $144.0 million for 2007 as compared to $149.0 million for 2006 due to lower average borrowings from the prepayment of $400.0 million of the term loan C facility during the second quarter of 2007. The decrease was offset somewhat by higher amortization of deferred financing costs as a result of the aforementioned prepayments.

Provision for income taxes.     Our consolidated effective tax rate was 39.9% for 2007 compared with 29.0% for 2006. The increase in the tax rate was due primarily to the change in the effective tax rate at which we expect deferred tax assets and liabilities to be realized or settled in the future as a result of changing state tax rates. For 2007, the change in the effective deferred tax rate increased our consolidated effective tax rate, and for 2006, the change decreased the consolidated tax rate. The tax effect of foreign earnings repatriations in 2007 was unfavorable compared with 2006 due to the favorable foreign tax credit utilization in 2006 in connection with the sale of the Jostens Photography businesses. Other effects for 2007 included an increase in state income taxes which was partially offset by the effect of an increase in the rate of the domestic manufacturing profits deduction.

As described in Note 14, Income Taxes, to our consolidated financial statements, the Company adopted FIN 48 as of the beginning of 2007. Upon adoption of FIN 48, all interest and penalties in connection with income tax assessments or refunds will be recorded as income tax expense or benefit, as applicable, and included as part of the Company’s unrecognized tax benefit liability. Included in our results of operations for 2007 was $0.1 million net tax, interest and penalty accruals for unrecognized tax benefits.

Income from discontinued operations.    During the second quarter of 2007, we consummated the sale of the Company’s Von Hoffmann businesses, which previously comprised the Educational Textbook segment and a portion of the Marketing and Publishing Services segment. The sale closed on May 16, 2007, with the Company recognizing net proceeds of $401.8 million and a gain for financial reporting purposes of $97.9 million on the transaction during the year ended 2007. Operations for the Von Hoffmann businesses resulted in income of $11.4 million and $15.5 million for the years ended December 29, 2007 and December 30, 2006, respectively.

We also had income of $1.0 million, net of tax, for the year ended December 29, 2007 from the Jostens Recognition business, which was discontinued in 2001. The income in 2007 resulted from the reversal in March 2007 of an accrual for potential exposure for which the Company does not believe it is likely to have an ongoing liability, and therefore, there are no accrual amounts related to Jostens Recognition at December 29, 2007.

During the second quarter of 2006, we consummated the sale of our Jostens Photography businesses, which previously comprised a reportable segment. Results, net of tax, for the year ended 2007 and the 2006 comparable period for the Jostens Photography businesses included income of $0.4 million and a loss of $6.1 million, respectively.

Net income.    As a result of the aforementioned items, net income increased $106.5 million to $154.5 million for 2007 from $48.0 million for 2006.

Liquidity and Capital Resources

The following table presents cash flow activity of Holdings for applicable periods noted below and should be read in conjunction with our consolidated statements of cash flows.

	Three Months Ended
In thousands	April 4, 2009	March 29, 2008	2008	2007	2006
Net cash provided by operating activities	$64,092	$51,534	$205,866	$159,310	$162,626
Net cash (used in) provided by investing activities	(14,864)	(13,648)	(274,301)	280,643	(52,567)
Net cash (used in) provided by financing activities	—	(1,458)	127,540	(400,041)	(111,873)
Effect of exchange rate change on cash	(410)	441	(542)	1,020	(114)

Increase (decrease) in cash and cash equivalents	$48,818	$36,869	$58,563	$40,932	$(1,928)

Three Months Ended April 4, 2009 Compared to the Three Months Ended March 29, 2008

For the three months ended April 4, 2009, operating activities generated cash of $64.1 million compared with $51.5 million for the comparable prior year period. The increase in cash provided by operating activities of $12.6 million was primarily attributable to higher cash earnings and lower net working capital for the three months ended April 4, 2009 versus the comparable 2008 period.

Net cash used in investing activities for the three months ended April 4, 2009 was $14.9 million, compared with $13.6 million used in investing activities for the comparative 2008 period. The $1.3 million change was primarily driven by increased capital expenditures relating to purchases of property, plant and equipment.

There were no financing activities for the three months ended April 4, 2009. Net cash used in financing activities for the three months ended March 29, 2008 of $1.5 million related to the repayment of short-term borrowings of $0.7 million and the repurchase of common stock from a stockholder of $0.7 million.

During the three months ended March 29, 2008, Visant transferred approximately $0.7 million of cash through Visant Secondary Holdings Corp. to Holdings to allow Holdings to repurchase common stock from a management stockholder. The repurchase was included in Holdings’ condensed consolidated balance sheet as treasury stock and the transfer was reflected in Visant’s condensed consolidated balance sheet as a reduction in additional paid-in-capital and presented in Visant’s condensed consolidated statement of cash flows as a distribution to stockholder. The transfer amount eliminates in consolidation and had no impact on Holdings’ consolidated financial statements. No cash amounts were transferred for the three months ended April 4, 2009.

Full Year 2008

In 2008, operating activities generated cash of $205.9 million, compared to $159.3 million from operating activities for 2007. Included in cash flows from operating activities in 2007 was cash used by discontinued operations of $5.1 million. Consequently, the cash provided by continuing operations was $164.4 million for 2007. The $41.5 million increase in cash provided from continuing operations was attributable to higher cash earnings primarily as a result of the inclusion of nine months of earnings attributable to the Phoenix Color acquisition and lower cash paid for taxes. The deductibility of certain transaction costs from the acquisition of Phoenix Color and the utilization of certain net operating losses acquired from Phoenix Color provided a reduction of cash taxes of approximately $18.5 million.

Net cash used in investing activities for 2008 was $274.3 million compared to cash provided by investing activities of $280.6 million for 2007. Included in the 2007 cash flows from investing activities was cash provided by discontinued operations of $396.1 million, driven by the sale of the Von Hoffmann businesses, which generated proceeds of approximately $401.8 million. During 2008 and 2007, the Company acquired businesses, net of cash, totaling approximately $221.6 million and $58.3 million, respectively. In addition, capital expenditures related to purchases of property, plant and equipment for 2008 and 2007 were $52.4 million and $56.4 million, respectively.

Net cash provided by financing activities for 2008 was $127.5 million compared to cash used in financing activities of $400.0 million for 2007. The $527.5 million increase primarily related to the Company’s additional voluntary prepayment in the second quarter of 2007 of $400.0 million of its term loans under its senior secured credit facilities, including all originally scheduled principal payments due under its Term Loan C facility through mid-2011. Additionally, the Company increased average borrowings under its revolving credit facilities during 2008 by approximately $135.6 million to finance the acquisition of Phoenix.

During 2008 and 2007, Visant transferred approximately $23.2 million and $18.6 million, respectively, of cash through Visant Secondary Holdings Corp. to Holdings to allow Holdings to make scheduled interest payments on its 8 3/4% senior notes due 2013, as well as to repurchase common stock from a management shareholder and to settle certain outstanding vested stock option awards totaling in the aggregate $8.4 million in 2008. The repurchase was included in Holdings’ consolidated balance sheet as treasury stock, and the transfer was reflected in Visant’s consolidated balance sheet as a reduction in additional paid-in-capital and presented in Visant’s consolidated statement of cash flows as a distribution to stockholder. The transfer amount eliminates in consolidation and had no impact on Holdings’ consolidated financial statements.

Full Year 2007

In 2007, operating activities generated cash of $159.3 million, compared to $162.6 million from operating activities for 2006. Included in cash flows from operating activities was cash used by discontinued operations of $5.1 million for 2007 and cash provided by discontinued operations of $35.4 million for 2006. Consequently, the cash provided by continuing operations was $164.4 and $127.3 million for 2007 and 2006, respectively. The $37.2 million increase in cash provided from continuing operations was attributable to higher earnings and lower overall working capital levels in 2007 compared to 2006.

Net cash provided by investing activities for 2007 was $280.6 million compared to cash used in investing activities of $52.6 million for 2006. The $333.2 million increase mainly related to the sale of the Von Hoffmann businesses, which generated proceeds of approximately $401.8 million during 2007, compared to proceeds generated from the sale of the Jostens Photography businesses of $64.1 million in 2006. Capital expenditures related to purchases of property, plant and equipment for 2007 and 2006 were $56.4 million and $51.9 million, respectively. During 2007 and 2006, the Company acquired businesses, net of cash, totaling approximately $58.3 million and $55.8 million, respectively. Included in the cash flows from investing activities was cash provided by discontinued operations of $396.1 million and $45.0 million for 2007 and 2006, respectively. Cash used by investing activities of continuing operations for 2007 and 2006 was $115.4 million and $97.6 million, respectively.

Net cash used in financing activities for 2007 was $400.0 million compared to $111.9 million for 2006. The $288.1 million increase primarily related to the Company’s additional voluntary prepayment in the second quarter of 2007 of $400 million on its term loans under its senior secured credit facilities, including all originally scheduled principal payments due under its Term Loan C facility through mid-2011. During 2006, financing activities primarily consisted of proceeds from the issuance by Holdings of $350.0 million of senior notes with $9.5 million used for debt financing costs related to the notes and a distribution to Holdings’ stockholders of $340.7 million as well as a voluntary prepayment of $100 million on the Company’s term loans under its senior credit facilities.

During 2007 and 2006, Visant transferred approximately $18.6 million and $20.2 million, respectively, of cash through Visant Secondary Holdings Corp. to Holdings to allow Holdings to make scheduled interest payments on its $350 million 8 3/4% senior notes due 2013. This transfer was reflected in Visant’s consolidated balance sheet as a return of capital and presented in the consolidated statement of cash flows as a distribution to stockholder. These amounts eliminate in consolidation and have no impact on Holdings’ consolidated financial statements.

Contractual Obligations

The following table shows due dates and amounts of our contractual obligations for future payments as of January 3, 2009:

	Payments due by calendar year
In thousands	Total	2009	2010	2011	2012	2013	Thereafter
7 5/8% senior subordinated notes	$500,000	$—	$—	$—	$500,000	$—	$—
10 1/4% senior discount notes	247,200	—	—	—	—	247,200	—
8 3/4% senior notes	350,000	—	—	—	—	350,000	—
Term loans	316,500	—	—	316,500	—	—	—
Operating leases	28,493	7,062	5,319	5,153	4,931	2,691	3,337
Precious metals forward contracts	14,734	14,734	—	—	—	—	—
Minimum royalties	2,080	875	750	455	—	—	—
Pension and other postretirement cash requirements	189,868	15,112	15,875	16,758	17,516	18,608	105,999
Interest expense (1)	455,553	101,834	101,834	101,834	94,088	55,963	—
Management agreements (2)	21,919	3,402	3,504	3,609	3,717	3,829	3,858
Contractual capital equipment purchases	17,779	17,741	14	11	10	3	—
Note payable related to VSI acquisition	1,000	1,000	—	—	—	—	—
Repurchase of common shares and note payable to former employees	1,074	738	—	—	—	336	—
Consulting contract	2,686	937	1,437	312	—	—	—

Total contractual cash obligations (3)	$2,148,886	$163,435	$128,733	$444,632	$620,262	$678,630	$113,194

(1)	Projected interest expense related to the variable rate term loans is based on market rates as of the end of 2008.
(2)	In October 2004, we entered into a management agreement with KKR and DLJMBP III to provide management and advisory services to us. We agreed to pay an annual fee of $3.0 million, effective October 2004, subject to 3% annual increases. Since the agreement does not have an expiration date, the obligation as presented above only reflects one additional year of management fees beyond 2013.
(3)	The Company’s gross unrecognized tax benefit obligation at January 3, 2009 was $13.7 million. It is not presently possible to estimate the years in which part or all of the balance would result in a cash disbursement. Also outstanding as of January 3, 2009 was $14.0 million in the form of letters of credit and $137.0 million of short-term borrowings against the domestic revolving line of credit.

Liquidity

We use cash generated from operations primarily for debt service obligations, capital expenditures and to fund other working capital requirements. Our ability to make scheduled payments of principal, or to pay the interest on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future operating performance. Future principal debt payments are expected to be paid out of cash flows from operations, cash on hand and, if consummated, future refinancings of our debt. Based upon the current level of operations, we anticipate that cash flow from operations, available cash and cash equivalents are adequate to meet our liquidity needs for the next twelve months.

We have substantial debt service requirements. As of April 4, 2009, we had total indebtedness of $1,550.7 million (exclusive of letters of credit outstanding) and cash and cash equivalents of $167.1 million. Our principal sources of liquidity are cash flow from operating activities and available borrowings under Visant’s senior secured credit facilities, which included $99.0 million of available borrowings under Visant’s $250.0 million revolving credit facilities as of April 4, 2009. As of April 4, 2009, Visant had $316.5 million outstanding under the Term C Loan facility, $500.0 million aggregate principal amount of the Visant senior subordinated notes, $350.0 million aggregate principal amount of the Holdings senior notes, $247.2 million accreted value of these notes, $137.0 million outstanding under its domestic revolving credit facility and an additional $14.0 million outstanding in the form of standby letters of credit under its secured credit facilities. On May 28, 2009, we entered into an amendment to our senior secured credit facilities which resulted in a reduction of the revolving credit commitments from an aggregate of $250.0 million to an aggregate of $100.0 million. At such time we repaid all then outstanding borrowings under the revolving credit facilities.

Our ability to refinance our debt or undertake alternative financing plans will depend on the credit markets and our financial condition at the time of such refinancing or other undertaking. The extent of any impact of credit market conditions on our ability to refinance our debt or undertake alternative financing plans will depend on several factors, including our operating cash flows, the duration of tight credit conditions, our credit ratings and credit capacity, the cost of financing and other general economic and business conditions. Any refinancing of our debt could be on less favorable terms, including being subject to higher interest rates. In addition, the terms of existing or future debt instruments, including the Visant senior secured credit facilities, the indentures governing the Holdings senior notes and these notes and the indenture governing the Visant senior subordinated notes, may restrict certain of our alternatives.

We may decide to raise additional funds through debt or equity financings. The possibility of consummating any such financing will be subject to conditions in the capital markets. Furthermore, to the extent we make future acquisitions, we may require new sources of funding, including additional debt or equity financing or some combination thereof. We may not be able to secure additional sources of funding on favorable terms or at all, particularly as a result of constrained capital and credit markets.

Visant’s senior secured credit facilities were originally comprised of a $150 million senior secured Term Loan A facility with a six-year maturity, an $870 million senior secured Term C loan facility with a seven-year maturity and $250 million senior secured revolving credit facilities with a five-year maturity. In 2007, Visant prepaid $400.0 million of scheduled payments under the term loan facilities with the proceeds generated from the sale of the Von Hoffmann businesses. With these pre-payments, the outstanding balance under the Term C Loan facility was reduced to $316.5 million. Amounts borrowed under the term loan facilities that were repaid or prepaid may not be reborrowed. Visant’s senior secured credit facilities allow us, subject to certain conditions, to incur additional term loans under the Term Loan C facility, or under a new term facility, in either case in an aggregate principal amount of up to $300 million, which additional term loans will have the same security and guarantees as the Term Loan A and Term Loan C facilities. Additionally, restrictions under the Visant senior subordinated note indenture would limit Visant’s ability to borrow the full amount of additional term loan borrowings under such a facility.

Borrowings under the senior secured credit facilities currently bear interest at Visant’s option at either (1) adjusted LIBOR plus 4.00% per annum for the U.S. dollar denominated loans under the revolving credit facilities (with a minimum adjusted LIBOR of 2.00% per annum) and LIBOR plus 2.00% per annum for the Term C Loan facility or (2) the alternate base rate plus 3.00% for U.S. dollar denominated loans under the revolving credit facilities and base rate plus 1.00% for the Term C Loan facility (or, in the case of Canadian dollar denominated loans under the revolving credit facilities, the bankers’ acceptance discount rate plus 4.00% or the Canadian prime rate plus 3.00% per annum) and are subject to adjustment based on a pricing grid with respect to the Term Loan C facility.

The senior secured credit facilities require Visant to meet a maximum total leverage ratio and a minimum interest coverage ratio and impose a maximum capital expenditures limitation. In addition, the senior secured credit facilities contain certain restrictive covenants which, among other things, limit Visant’s ability to create liens, incur additional indebtedness, pay dividends or make other equity distributions, repurchase or redeem capital stock, prepay subordinated debt, make investments, merge or consolidate, change Visant’s business, amend the terms of subordinated debt and engage in certain other activities customarily restricted in such agreements. The senior secured credit facilities also contain certain customary events of default, subject to grace periods, as appropriate.

On October 4, 2004, Visant issued $500.0 million in principal amount of 7.625% senior subordinated notes (the “Visant notes”) due October 1, 2012. The Visant notes are not collateralized and are subordinated in right of payment to the senior secured credit facilities. The senior secured credit facilities and the Visant notes are guaranteed by Visant’s restricted domestic subsidiaries. Cash interest on the Visant notes accrues and is payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2005, at a rate of 7.625%. The Visant notes may be redeemed at the option of Visant on or after October 1, 2008 at prices ranging from 103.813% of principal to 100% in 2010 and thereafter.

On December 2, 2003, Visant Holding issued $247.2 million in principal amount at maturity of these notes for gross proceeds of $150 million. These notes are not collateralized, are structurally subordinate in right of payment to all debt and other liabilities of our subsidiaries and are not guaranteed. Cash interest began accruing on these notes in December 2008, and thereafter cash interest accrues at a rate of 10.25% per annum and is payable semi-annually in arrears, commencing June 1, 2009. Prior to December 2008, interest accreted on these notes in the form of an increase in the principal amount of the notes. As discussed in Note 14, Income Taxes, interest on these notes is not deductible for income tax purposes until it is paid.

At the end of the first quarter of 2006, Holdings issued $350.0 million of 8 3/4% Senior Notes due 2013 (the “Holdings senior notes”), with settlement on April 4, 2006. The Holdings senior notes are unsecured and are subordinated in right of payment to all of Holdings’ existing and future secured indebtedness and indebtedness of its subsidiaries, and senior in right of payment to all of Holdings’ existing and future subordinated indebtedness. Cash interest on the Holdings senior notes accrues and is payable semi-annually in arrears on June 1 and December 1, commencing June 1, 2006, at a rate of 8.75%. The Holdings senior notes may be redeemed at the option of Holdings on or after December 1, 2008, in whole or in part, in cash at prices ranging from 106.563% of principal in 2008 to 100.0% of principal in 2011 and thereafter.

The indentures governing the Visant notes, these notes and the Holdings senior notes also contain numerous covenants including, among other things, restrictions on our ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; engage in transactions with affiliates; and create liens.

As of April 4, 2009, the Company was in compliance with all covenants under its material debt obligations.

As market conditions warrant, we and our Sponsors, including KKR and DLJMBP III and their affiliates, may from time to time redeem or repurchase debt securities issued by Holdings or Visant, in privately negotiated or open market transactions, by tender offer, exchange offer or otherwise. No assurance can be given as to whether or when such repurchases or exchanges will occur and at what price.

Off-Balance Sheet Arrangements

Precious Metals Consignment Arrangement

We have a precious metals consignment agreement with a major financial institution whereby we currently have the ability to obtain up to the lesser of a certain specified quantity of precious metals or $32.5 million in dollar value in consigned inventory. As required by the terms of the agreement, we do not take title to consigned inventory until payment. Accordingly, we do not include the value of consigned inventory or the corresponding liability in our financial statements. The value of consigned inventory at April 4, 2009 and January 3, 2009 was $17.2 million and $22.2 million, respectively. The agreement does not have a stated term, and it can be terminated by either party upon 60 days written notice. Additionally, we incurred expenses for consignment fees related to this agreement of $0.1 million for the three months ended April 4, 2009, $0.2 million for the three months ended March 29, 2008, $0.6 million for 2008, $0.5 million for 2007 and $0.6 million for 2006. The obligations under the consignment agreement are guaranteed by Visant.

Other than our precious metals consignment arrangement and general operating leases, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined. The FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, FSP No. FAS 157-2 and FSP No. FAS 157-3. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP No. FAS 157-2 delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis until periods beginning after November 15, 2008. FSP No. FAS 157-3 clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. The Company adopted SFAS No. 157 as of the beginning of fiscal year 2008, with the exception of the application of SFAS No. 157 to non-recurring non-financial assets and non-financial liabilities. The Company adopted SFAS No. 157 for non-financial assets and non-financial liabilities as of the beginning of fiscal year 2009. The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis. The Company’s adoption of SFAS No. 157 for non-financial assets and non-financial liabilities did not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things: impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141(R) is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances for the first annual reporting period beginning after December 15, 2008. The Company adopted SFAS No. 141(R) as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 141(R) did not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”), an amendment of Accounting Research Bulletin No. 51, which establishes new standards governing the accounting for and reporting on noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of SFAS No. 160 indicate, among other things: that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than a step acquisition or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. SFAS No. 160 also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective for the Company’s 2009 fiscal year. The Company adopted this standard as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 160 did not have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), an amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133 as well as related hedged items, bifurcated derivatives and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this standard as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 161 did not have a material impact on its financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. This FSP will require certain additional disclosures for the Company’s 2009 fiscal year and the application to useful life estimates prospectively for intangible assets acquired after December 15, 2008. The Company adopted FSP No. FAS 142-3 as of the beginning of fiscal year 2009. The Company’s adoption of FSP No. FAS 142-3 did not have a material impact on its financial statements.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. FSP No. FAS 132(R)-1 amends SFAS No. 132(R), Employers’ Disclosures about Pension and Other Postretirement Benefits, and provides guidance on an employer’s disclosure about plan assets of a defined benefit pension or other postretirement plan. FSP FAS No. 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the adoption of FSP No. FAS 132(R)-1 but does not expect there to be a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The Company does not expect FSP FAS 115-2 and FAS 124-2 to have a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1, APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. FSP No. FAS 107-1, APB 28-1 requires fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. FSP No. FAS 107-1, APB 28-1 is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact of the adoption of FSP No. FAS 107, APB 28-1 but does not expect there to be a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly FSP No. FAS 157-4 provides additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The Company does not expect FSP No. FAS 157-4 to have a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, to require that assets and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with SFAS No. 5, Accounting for Contingencies, and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss- an interpretation of FASB Statement No. 5. This FSP also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This FSP is effective for assets and liabilities arising from contingencies in business combinations that are consummated on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of FSP No. FAS 141(R)-1 but does not expect there to be a material impact, if any, on its financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are subject to market risk associated with changes in interest rates, foreign currency exchange rates and commodity prices. To reduce any one of these risks, we may at times use financial instruments. All hedging transactions are authorized and executed under clearly defined company policies and procedures, which prohibit the use of financial instruments for trading purposes.

Interest Rate Risk

We are subject to market risk associated with changes in LIBOR and other variable interest rates in connection with our senior secured credit facilities. If the short-term interest rates or the LIBOR averaged 10% more or less, interest expense would have changed by $2.5 million for 2008, $3.9 million for 2007 and $6.0 million for 2006.

Foreign Currency Exchange Rate Risk

We are exposed to market risks from changes in currency exchange rates of the currencies in the countries in which we do business. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. operations, fluctuations in such rates may affect the translation of these results into our consolidated financial statements. We have foreign operations primarily in Canada and Europe, where substantially all transactions are denominated in Canadian dollars and Euros, respectively. From time to time, Jostens enters into forward foreign currency exchange contracts to hedge certain purchases of inventory denominated in foreign currencies. We may also periodically enter into forward foreign currency exchange contracts to hedge certain exposures related to selected transactions that are relatively certain as to both timing and amount and to hedge a portion of the production costs expected to be denominated in foreign currencies. The purpose of these hedging activities is to minimize the impact of foreign currency fluctuations on our results of operations and cash flows. We consider our market risk in such activities to be immaterial.

Commodity Price Risk

We are subject to market risk associated with changes in the price of precious metals. To mitigate our commodity price risk, we may enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. We periodically prepare a sensitivity analysis to estimate our exposure to market risk on open precious metal forward purchase contracts. We consider our market risk associated with these contracts as of the end of 2008 and 2007 to be immaterial. Market risk was estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in fair value and giving effect to the increase in fair value over our aggregate forward contract commitment.

BUSINESS

Our Company

We are a leading marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments.

Business Strengths

We believe that we are distinguished by the following business strengths:

Leading market positions and competitive advantages

We believe that we have leading positions in the markets in which we operate. The majority of sales for our Memory Book and Scholastic segments are “in the schoolhouse”, to school administrators and students, with whom long-standing relationships and the trust that a customized, quality product will be delivered on time are important. We believe that our Marketing and Publishing Services business is an industry leader in the introduction of innovative products and services, including formats produced under proprietary processes.

Attractive and favorable industry dynamics

Our businesses serve generally stable and growing end market segments. The market segments for our products and services generally exhibit attractive characteristics that we believe will contribute to the growth of our businesses. We believe that continued growth in the number of high school graduates will benefit our Memory Book and Scholastic segments. Our core memory book and scholastic products are generally purchases that are made through various economic cycles. Additionally, we believe that the anticipated growth in instructional materials over the next several years will be an important contributor to growth for our cover and component business. Similarly, we believe that our sampling system and direct marketing business is well positioned to benefit from growth in specialized, targeted advertising and opportunities in new market segments.

Reputation for superior quality and customer service

We have successfully leveraged the quality and depth of our products and services to establish, maintain and grow our long-term customer relationships. We believe our businesses are well regarded in the market segments in which they operate, where reliable service, product quality, innovation and the ability to solve complex production and distribution problems are important competitive attributes. Jostens and Neff have maintained long-standing relationships with administrators and students through their ability to provide highly customized and personalized products. A high degree of customer satisfaction translates into annual retention rates of over 90% of Jostens’ customers in its major product lines. Our book component, direct marketing and sampling operations’ technical expertise, manufacturing reliability and capabilities have enabled them to offer competitive and cost-effective products and services.

Scalable manufacturing

We operate a scalable and strategically-positioned network of manufacturing facilities which allows us to maintain a sustainable, low-cost competitive advantage. Over the last several years, we have made significant capital investments and completed a number of restructuring initiatives to increase manufacturing efficiency. We anticipate continuing to implement initiatives to rationalize manufacturing functions.

Capital efficient business model with positive cash flow

We have a capital efficient business model driving positive cash flow generation. The combination of our capital efficiency, generally stable revenue streams and margin enhancements has enabled us to pay down a significant amount of indebtedness since the beginning of 2005.

Experienced management team

Our executive management team has considerable industry experience. Marc Reisch, who joined our company in October 2004 as Chairman, President and Chief Executive Officer, has over 25 years experience in the printing and publishing industries. He also has a proven track record of successfully acquiring and integrating companies. Our senior management team has substantial industry experience and an average of over 20 years of experience in the industries in which our companies operate. Our management team members are also highly motivated stakeholders through our equity and option plan, which includes substantial management investment in our equity.

Business Strategy

The principal features of our business strategy include the following:

Improve customer service and selling strategy to drive growth

We strive to enhance our relationships with our customers through marketing and selling initiatives focused on innovation, customer service and sales force effectiveness across our businesses. Each of our businesses maintains separate sales forces to sell their products, which helps to ensure continuity in our customer relationships. We believe there are opportunities within each of our businesses to increase sales to existing customers and to expand our customer base through a continued focus on our selling strategy. At Jostens, our sales strategy is focused on improving account retention and buy rates through enhanced customer service and new product offerings, increasing the cross-selling of additional Jostens products to existing customers and adding new customers. We intend to grow our market share within our Marketing and Publishing Services segment through a continued emphasis on customer service, product innovation and technology offerings. We are also making efforts to expand our customer base in this segment by emphasizing the effectiveness of our sampling system advertising solutions in non-fragrance applications.

Enhance core product and service offerings

We have continually invested in our businesses to position ourselves as a leader in innovation and to drive organic growth. Through new product development and services and the addition of new features and customization, in addition to continued conventional expenditures on new equipment and technology improvements, we intend to stimulate the demand for our products, improve account retention and relationships and generate additional revenue. For instance, Jostens continues to be an industry leader in introducing on-line tools to assist in the design and customization of its products. We enhanced our product offerings in our Scholastic segment to include letter jackets, chenille letters and other scholastic products and services through our acquisition of Neff. Similarly, our Marketing and Publishing Services business has selectively added enhanced service and product offerings. For example, we have expanded our sampling system business by developing and acquiring new technologies in the olfactory and beauty sampling system categories. Our direct marketing business continues to develop innovative products and services and in-line manufacturing solutions for its direct marketing and advertising customers. We continue to invest time and resources to maintain our leading positions in the markets in which we operate.

Implement margin enhancement and cost savings initiatives

Since the consummation of the Transactions to form Visant, we have been successful in identifying and realizing significant margin enhancements and cost savings. These enhancements and savings have been achieved primarily through procurement and sourcing initiatives aimed at reducing the costs of materials and services used in our operations and reducing corporate and administrative expenses as well as through rationalizing capacity. We intend to continue to identify and pursue synergistic opportunities, including through acquisitions we complete.

Improve operating efficiencies and asset utilization

The integration of the businesses has provided opportunities to maximize the efficiency of our assets and operations and grow revenue and profitability. The seasonality present in our businesses allows us the opportunity to capture selected production opportunities as well as leveraging asset utilization across product lines. We intend to capitalize on market opportunities by continuing to leverage our production capabilities, our reputation in the markets in which we operate and our management team’s industry experience.

Selectively pursue complementary acquisitions

We intend to continue to pursue opportunistic acquisitions to leverage our existing infrastructure, expand our geographic reach and broaden our product and service offerings.

Our Segments

Our three reportable segments consist of:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

For additional financial and other information about our operating segments, see Note 17, Business Segments, to our consolidated financial statements included elsewhere herein.

Scholastic

We are one of the leading providers of services in conjunction with the marketing, sale and production of class rings and an array of graduation products, such as caps, gowns, diplomas and announcements, graduation-related accessories and other scholastic affinity products. In the Scholastic segment, we primarily serve U.S. high schools, colleges, universities and other specialty markets, marketing and selling products to students and administrators. Jostens relies on a network of independent sales representatives to sell its scholastic products. Jostens provides a high level of customer service in the marketing and sale of class rings and certain other graduation products, which often involves a high degree of customization. Jostens also provides ongoing warranty service on its class and affiliation rings. Jostens maintains product-specific tooling as well as a library of school logos and mascots that can be used repeatedly for specific school accounts over time. In addition to its class ring offerings, Jostens also designs, manufactures, markets and sells championship rings for professional sports and affinity rings for a variety of specialty markets. Since the acquisition of Neff, a single source provider of custom award programs and apparel, in March 2007, we also market, manufacture and sell an array of additional scholastic products, including chenille letters, letter jackets, mascot mats, plaques and sports apparel.

Memory Book

Through our Jostens subsidiary, we are one of the leading providers of services in conjunction with the publication, marketing, sale and production of memory books and related products that help people tell their stories and chronicle important events. Jostens primarily services U.S. high schools, colleges, universities, elementary and middle schools. Jostens generates the majority of its revenues from high school accounts. Jostens’ independent sales representatives and technical support employees assist students and faculty advisers with the planning and layout of yearbooks, including through the provision of on-line layout and editorial tools to assist the schools in the publication of the yearbook. With a new class of students each year and periodic faculty advisor turnover, Jostens’ independent sales representatives and customer service employees are the main point of continuity for the yearbook production process on a year-to-year basis. Jostens also offers memory book products and related services through its OurHubbub.comTM online personal memory book offering, including under which Jostens partners with local and national organizations and teams to create hard cover memory books to chronicle important events.

Marketing and Publishing Services

The Marketing and Publishing Services segment provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services primarily targeted at the direct marketing sector. We are also a leading producer of book components and supplemental materials such as decorative covers and overhead transparencies for educational and trade publishers. With over a 100-year history, Arcade Marketing pioneered our ScentStrip® product in 1980. We also offer an extensive portfolio of proprietary, patented and patent-pending technologies that can be incorporated into various marketing programs designed to reach the consumer at home or in-store, including magazine and catalog inserts, remittance envelopes, statement enclosures, blow-ins, direct mail, direct sell and point-of-sale materials and gift-with-purchase/purchase-with-purchase programs. We specialize in high-quality, in-line finished products and can accommodate large marketing projects with a wide range of dimensional products and in-line finishing production, data processing and mailing services, providing a range of conventional direct marketing pieces to integrated offerings with data collection and tracking features. Our personalized imaging capabilities may offer individualized messages to each recipient within a geographical area or demographic group for targeted marketing efforts.

Products

The following table presents our revenue by product.

	In thousands	For the year ended
	Revenue by product	2008	%	2007	%	2006	%
Memory Book:	Memory book and yearbook products and services	$391,981	28.7%	$370,952	29.2%	$358,687	30.2%

Scholastic:	Class ring and jewelry products	219,407	16.1%	220,380	17.3%	227,463	19.2%
	Graduation and affinity products	252,998	18.5%	245,059	19.3%	210,167	17.7%

Marketing & Publishing Services:	Sampling products and services	191,546	14.0%	196,478	15.5%	169,737	14.3%
	Direct marketing products and services	135,130	9.9%	144,663	11.4%	144,352	12.2%
	Book components	174,498	12.8%	92,678	7.3%	76,198	6.4%

	Total revenue	$1,365,560	100.0%	$1,270,210	100.0%	$1,186,604	100.0%

Competition

Scholastic

Jostens’ primary competition in class rings consists of two national firms, Herff Jones, Inc. (“Herff Jones”) and American Achievement Corporation (“American Achievement”) (which market the Balfour and ArtCarved brands, respectively), as well as a host of regional companies, retailers and traditional jewelry stores, which may compete more effectively based on technology and manufacturing advances. Herff Jones distributes its products within schools, while American Achievement distributes its products through multiple distribution channels including schools, independent and jewelry chain retailers and mass merchandisers. Jostens distributes its products primarily within schools and through online offerings. In the affiliation ring market, Jostens competes primarily with national manufacturers, consumer product and jewelry companies and a number of small regional competitors. Class rings sold through independent and jewelry chain retailers and mass merchandisers are generally less customized and, accordingly, are lower priced rings than class rings sold through schools. Customer service is particularly important in the sale of class rings because of the high degree of customization and the emphasis on timely delivery. In the marketing and sale of other graduation products, Jostens competes primarily with American Achievement and Herff Jones as well as numerous local and regional competitors and retailers who offer products similar to Jostens. Each competes on the basis of service, on-time delivery, product quality, price and product offerings, with particular importance given to establishing a proven track record of timely delivery of quality products.

Memory Book

In the sale of yearbooks and memory books for the school segment, Jostens competes primarily with American Achievement (which markets under the Taylor Publishing brand), Herff Jones, Walsworth Publishing Company and Lifetouch Inc. as well as a host of other companies providing conventional and online memory book offerings. Each competes on the basis of service, product customization and personalization, on-time delivery, print quality, price and product offerings. Customization and personalization capabilities, combined with technical assistance and customer service, are important factors in yearbook production.

Marketing and Publishing Services

The Marketing and Publishing Services business competes primarily with Orlandi, Inc., Klocke, Marietta and a number of smaller competitors in the fragrance and cosmetic sampling business. Our sampling system business also competes with numerous manufacturers of sampling products such as miniatures, vials, packets, sachets, blister packs and scratch and sniff products. Our direct marketing products and services compete with numerous other marketing and advertising venues for marketing dollars customers allocate to various types of advertising, marketing and promotional efforts such as television and in-store promotions as well as other printed products produced by numerous national and regional printers. We seek to differentiate ourselves based on our capabilities, quality and organizational strength. We compete with Coral Graphics Services, Inc., Brady-Palmer, Moore Langen, Vintage Publications Incorporated, Worzalla Publishing Company and John P. Pow in the production and sale of book covers and components.

Seasonality

We experience seasonal fluctuations in our net sales and cash flow from operations tied primarily to the North American school year. We recorded approximately 42% of our annual net sales for our continuing operations for fiscal 2008 during the second quarter of our fiscal year and approximately 54% of our annual cash flow from continuing operations during the fourth quarter of our fiscal year. Jostens generates a significant portion of its annual net sales in the second quarter. Deliveries of caps, gowns and diplomas for spring graduation ceremonies and spring deliveries of school yearbooks are the key drivers of our seasonality in net sales. Our cash flow from continuing operations concentrated in the fourth quarter is primarily driven by the receipt of customer deposits in our Scholastic and Memory Book segments. The net sales of sampling and other direct mail and printed products have also historically reflected seasonal variations, and we expect these businesses to continue to generate a majority of their annual net sales during our third and fourth quarters. These seasonal variations are based on the timing of customers’ advertising campaigns, which have traditionally been concentrated prior to the

Christmas and spring holiday seasons. The seasonality of each of our businesses requires us to allocate our resources to manage our capital and manufacturing capacity, which often operates at full or near full capacity during peak seasonal demands.

Raw Materials

The principal raw materials that Jostens purchases are gold and other precious metals, paper and precious, semiprecious and synthetic stones. The cost of precious metals and precious, semiprecious and synthetic stones is affected by market volatility. To manage the risk associated with changes in the prices of precious metals, we may from time to time enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. The price of gold increased dramatically during 2008, and we anticipate continued volatility in the price of gold for the foreseeable future driven by numerous factors, such as changes in supply and demand and investor sentiment. These higher gold prices have impacted, and could further impact, our manufacturing costs as well as our jewelry metal mix. Jostens purchases substantially all precious, semiprecious and synthetic stones from a single supplier located in Germany, whom we believe is also a supplier to Jostens’ major class ring competitors in the United States.

The principal raw materials purchased by the Marketing and Publishing Services business consist of paper, ink and adhesives. Paper costs generally flow through to the customer as paper is ordered for specific jobs. We do not take significant commodity risk on paper. Our sampling system business utilizes specific grades of paper and foil laminates, which are, respectively, purchased from a limited number of suppliers.

Matters pertaining to our market risks are set forth above under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk ”.

Backlog

Because of the nature of our business, all orders are generally filled within a few months from the time of placement. However, Jostens typically obtains contracts in the second quarter of one year for student yearbooks to be delivered in the second and third quarters of the subsequent year. Often the total revenue pertaining to a yearbook order is not established at the time of the order because the content of the book is not final. Subject to the foregoing qualifications, we estimate the backlog of orders, related primarily to our Memory Book and Scholastic businesses, was $430.6 million and $418.3 million as of the end of fiscal years 2008 and 2007, respectively. We expect most of the 2008 backlog to be confirmed and filled throughout 2009.

Environmental

Our operations are subject to a wide variety of federal, state, local and foreign laws and regulations governing emissions to air, discharges to waters, the generation, handling, storage, transportation, treatment and disposal of hazardous substances and other materials, and employee health and safety matters, and from time to time the Company may be involved in remedial and compliance efforts.

Intellectual Property

Our businesses rely on a combination of patents, copyrights, trademarks, confidentiality and licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect the intellectual property rights we employ in our businesses. We also have trademarks registered in the United States and in jurisdictions around the world. In particular, we have a number of registered patents in the United States and abroad covering certain of the proprietary processes and products used in our sampling systems and direct mail businesses, and we have submitted patent applications for certain other manufacturing processes and products. However, many of our sampling system and direct mail manufacturing processes and products are not covered by any patent or patent application. As a result, our business may be adversely affected by competitors who independently develop equivalent or superior technologies, know-how, trade secrets or production methods or processes than those employed by us. We are involved in litigation from time to time in the course of our businesses to protect and enforce our intellectual property rights, and third parties from time to time may initiate litigation against us asserting that our businesses infringe or otherwise violate their intellectual property rights.

Our company has ongoing research and development efforts and expects to seek additional intellectual property protection in the future covering results of its research. Pending patent applications filed by us may not result in patents being issued. Furthermore, the patents that we use in our sampling system and direct marketing businesses will expire over time. Similarly, patents now or hereafter owned by us may not afford protection against competitors with similar or superior technology. Our patents may be infringed upon, designed around by others, challenged by others or held to be invalid or unenforceable.

Employees

As of April 4, 2009, we had approximately 6,148 full-time employees. As of April 4, 2009, approximately 552 of Jostens’ employees were represented under two collective bargaining agreements that expire in June 2010 and August 2012, and approximately 254 employees from our Marketing and Publishing Services business were represented under two collective bargaining agreements. These collective bargaining agreements expire in April 2010 and March 2012.

We consider our relations with our employees to be satisfactory.

International Operations

Our foreign sales from continuing operations are derived primarily from operations in Canada and Europe. Local taxation, import duties, fluctuation in currency exchange rates and restrictions on exportation of currencies are among the risks attendant to our foreign operations.

For information on net sales from external customers attributed to the United States and outside the United States and on long-lived assets located in the United States and outside the United States, see Note 17, Business Segments, to our consolidated financial statements included elsewhere herein.

Properties

A summary of the physical properties we currently use follows:

Segment	Facility Location(1)	Approximate Sq. Ft.	Interest
Scholastic	Santiago, Dominican Republic	140,000	Leased
	Laurens, South Carolina	98,000	Owned
	Shelbyville, Tennessee	87,000	Owned
	Unadilla, Georgia	83,000	Owned
	Denton, Texas	70,000	Owned
	Greenville, Ohio	69,000	Owned
	Eagan, Minnesota	34,000	Leased
	Owatonna, Minnesota	30,000	Owned
	Marysville, Ohio	16,000	Leased
	Winnipeg, Manitoba	13,000	Leased

Memory Book	Topeka, Kansas (2)	236,000	Owned
	Winston-Salem, North Carolina	132,000	Owned
	Clarksville, Tennessee	105,000	Owned
	Visalia, California	96,000	Owned
	State College, Pennsylvania	66,000	Owned
	Sedalia, Missouri	26,000	Leased
	State College, Pennsylvania	10,900	Leased

Marketing and Publishing Services	Broadview, Illinois	212,000	Owned
	Hagerstown, Maryland	162,000	Owned
	Dixon, Illinois	160,000	Owned
	Rockaway, New Jersey	84,000	Leased
	Chattanooga, Tennessee (3)	67,900	Owned
	Milwaukee, Wisconsin	64,000	Owned
	Baltimore, Maryland (4)	60,000	Leased
	Hagerstown, Maryland	50,000	Owned
	Chattanooga, Tennessee	36,700	Owned
	Chattanooga, Tennessee	29,500	Owned
	New York, New York	12,000	Leased
	Paris, France	4,600	Leased

(1)	Excludes properties held for sale.
(2)	Also houses Scholastic segment production.
(3)	As a result of a consolidation in the fourth quarter of 2008, the facility is currently being used solely for administrative and customer service functions.
(4)	Closure of this facility was announced in May 2009 and is expected to be completed by the end of 2009.

We also lease a number of warehouse facilities to support our production. We maintain Visant’s executive office in leased space in Armonk, New York, and Jostens’ executive office in leased space in Bloomington, Minnesota. In addition, we lease other sales and administrative office space. In management’s opinion, all buildings, machinery and equipment are suitable for their purposes and are maintained on a basis consistent with sound operations. The extent of utilization of individual facilities varies significantly due to the seasonal nature of our business. In addition, certain of our properties are subject to a mortgage held by Visant’s lenders under its senior secured credit facilities.

Legal Proceedings

In communications with U.S. Customs and Border Protection (“Customs”), we learned of an alleged inaccuracy of the tariff classification for certain of Jostens’ imports from Mexico. Jostens promptly filed with Customs a voluntary disclosure to limit its monetary exposure. The effect of these tariff classification errors is that back duties and fees (or “loss of revenue”) may be owed on certain imports. Additionally, Customs may impose interest on the loss of revenue, if any is determined. A review of Jostens’ import practices revealed that, during the relevant period, the subject merchandise qualified for duty-free tariff treatment under the North American Free Trade Agreement (“NAFTA”), in which case there should be no loss of revenue or interest payment owed to Customs. However, Customs’ allegations indicate that Jostens committed a technical oversight in the classification used by Jostens in claiming the preferential tariff treatment. Through its prior disclosure to Customs, Jostens addressed this technical oversight and asserted that the merchandise did in fact qualify for duty-free tariff treatment under NAFTA and that there is no associated loss of revenue. In a series of communications received from Customs during the period of December 2006 through May 2007, Jostens learned that Customs was disputing the validity of Jostens’ prior disclosure and asserting a loss of revenue in the amount of $2.9 million for duties owed on entries made in 2002 and 2003. In a separate penalty notice, Customs calculated a monetary penalty in the amount of approximately $5.8 million (two times the alleged loss of revenue). Jostens has filed various petitions with Customs disputing Customs’ claims and advancing arguments to support that no loss of revenue or penalty should be issued against us, or in the alternative, that any penalty based on a purely technical violation should be reduced to a nominal fixed amount reflective of the nature of the violation. In response to Jostens’ petitions, Customs has withdrawn its penalty notice but restated its loss of revenue demand in order to close out Jostens’ prior disclosure. In response to this demand, Jostens filed a supplement to its prior disclosure presenting arguments for Customs’ consideration supporting that the subject imports at the time of entry were entitled to duty-free status and has extended an offer in compromise for Customs’ consideration to resolve the matter. In order to obtain the benefits of the orderly continuation and conclusion of administrative proceedings, Jostens has agreed to waivers of the statute of limitations with respect to the entries made in 2002 and 2003 that otherwise would have expired, to June 20, 2010. Jostens intends to continue to vigorously defend its position and has recorded no accrual for any additional potential liability pending further communication with Customs. It is not clear what Customs’ final position will be with respect to the alleged tariff classification errors or that Jostens will not be foreclosed from receiving duty free treatment for the subject imports. Jostens may not be successful in its defense, and the disposition of this matter may have a material effect on our business, financial condition and results of operations.

We are also a party to other litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We do not believe the effect on our business, financial condition and results of operations, if any, for the disposition of these matters will be material.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages, positions and business backgrounds of our executive officers and the directors of Holdings as of May 20, 2009.

Name	Age	Position
Marc L. Reisch	53	Chairman, President and Chief Executive Officer, Holdings and Visant
Marie D. Hlavaty	45	Vice President, General Counsel and Secretary, Holdings and Visant
Paul B. Carousso	40	Vice President, Finance, Holdings and Visant
Timothy M. Larson	35	President and Chief Executive Officer, Jostens Group
David F. Burgstahler	40	Director, Holdings and Visant
George M.C. Fisher	68	Director, Holdings and Visant
Alexander Navab	43	Director, Holdings and Visant
Tagar C. Olson	31	Director, Holdings and Visant
Charles P. Pieper	62	Director, Holdings and Visant
Jay Wilkins	32	Director, Holdings and Visant

Marc L. Reisch joined Holdings and Visant as Chairman, President and Chief Executive Officer upon the closing of the Transactions in October 2004. Mr. Reisch had been a director of Jostens since November 2003. Immediately prior to joining Holdings and Visant in October 2004, Mr. Reisch served as a Senior Advisor to KKR. Mr. Reisch has been the Chairman of the Board of Yellow Pages Income Fund since December 2002.

Marie D. Hlavaty served as an advisor to our businesses since August 2004 and joined Holdings and Visant as Vice President, General Counsel and Secretary upon the consummation of the Transactions in October 2004. Prior to joining Visant, Ms. Hlavaty was Of Counsel with the law firm of Latham & Watkins LLP.

Paul B. Carousso joined Holdings and Visant in October 2004 as Vice President, Finance. From April 2003 until October 2004, Mr. Carousso held the position of Executive Vice President, Chief Financial Officer, of Vestcom International, Inc., a digital printing company.

Timothy M. Larson started working with Jostens in 1992 as an intern and joined Jostens full-time in July 1996. He has held a variety of leadership positions at Jostens in general management, technology, e-business and marketing. Mr. Larson became senior vice president and general manager of Jostens’ Memory Book business in 2005. Mr. Larson was appointed President and Chief Executive Officer of Jostens in January 2008.

David F. Burgstahler is President of Avista Capital Partners, a leading private equity firm. Prior to joining Avista Capital Partners in 2005, Mr. Burgstahler was a Partner with DLJ Merchant Banking Partners, the private equity investment arm of Credit Suisse, or CS. Mr. Burgstahler joined CS in 2000 when it merged with the investment bank Donaldson, Lufkin and Jenrette. Mr. Burgstahler joined Donaldson, Lufkin and Jenrette in 1995. Mr. Burgstahler also serves on the boards of Warner Chilcott Limited, WideOpenWest Holdings, Inc., BioReliance Corporation, Navilyst Medical, Inc., Lantheus Medical Imaging and ConvaTec.

George M.C. Fisher is currently a senior advisor to KKR. Mr. Fisher is also the former Chairman of PanAmSat Corporation. Mr. Fisher currently serves as a director of General Motors Corporation. Mr. Fisher served as Chairman of the Board of Eastman Kodak Company from December 1993 to December 2000 and was Chief Executive Officer from December 1993 to January 2000. Before joining Kodak, Mr. Fisher was Chairman of the Board and Chief Executive Officer of Motorola, Inc. Mr. Fisher is a past member of the boards of AT&T, American Express Company, Comcast Corporation, Delta Air Lines, Inc., Eli Lilly and Company, Hughes

Electronics Corporation, Minnesota Mining & Manufacturing, Brown University and The National Urban League, Inc. He was a member of The Business Council and is an elected fellow of the American Academy of Arts & Sciences. Mr. Fisher was also an appointed member of the President’s Advisory Council for Trade Policy and Negotiations from 1993 through 2002.

Alexander Navab is a Member of KKR. He joined KKR in 1993 and he currently co-heads KKR’s North American private equity business and leads the Media/Communications industry Team in the U.S. Mr. Navab serves on the Investment Committee, as well as the Other Business Committee, of KKR. Prior to joining KKR, Mr. Navab was with James D. Wolfensohn Incorporated, where he was involved in merger and acquisition transactions as well as corporate finance advisory work. From 1987 to 1989, he was with Goldman, Sachs & Co. in the Investment Banking division. Mr. Navab is also a director of The Nielsen Company (formerly VNU Group BV).

Tagar C. Olson is an Executive at KKR. Prior to joining KKR in 2002, Mr. Olson was with Evercore Partners Inc. since 1999, where he was involved in a number of private equity transactions and mergers and acquisitions. Mr. Olson is also a director of Capmark Financial Group Inc., Masonite International Inc. and First Data Corporation.

Charles P. Pieper is Vice Chairman of Alternative Investments (AI) in the Asset Management division and Operating Partner of CS. He is responsible for AI Global Joint Ventures, serves as an Operating Partner of DLJMBP and heads the AI Business Development Task Force. Prior to joining CS in 2004, Mr. Pieper held senior operating positions in both private industry and private equity, including being President and Chief Executive Officer of several General Electric Company businesses. He was self-employed from January 2003 to April 2004 as the head of Charles Pieper and Associates, an investment and advisory firm, and from March 1997 to December 2002, Mr. Pieper was Operating Partner of Clayton, Dubilier and Rice, a private equity investment firm. He also currently serves as a director of Glacier G.P. (the holding company of Grohe AG), China Renaissance Capital Investment and Global Infrastructure Partners.

Jay Wilkins is a Principal with DLJMBP. Prior to joining DLJMBP in 2007, Mr. Wilkins was with North Castle Partners since 2001, where he was focused on private equity investments in the consumer and healthcare sectors. From 1999 to 2001, he was with Donaldson, Lufkin & Jenrette and CS in the Investment Banking Division. Mr. Wilkins is also a director of The Service Companies, Inc. and Blackboard Holdings, Inc.

Our Board of Directors

Our Board of Directors is currently comprised of seven members. Each of the existing directors was appointed upon the consummation of the Transactions in October 2004, other than Mr. Fisher, who was appointed in November 2005, and Mr. Wilkins, who was appointed in May 2009. Under the Stockholders Agreement entered into in connection with the Transactions, KKR and DLJMBP III each has the right to designate four of Holdings’ directors (currently three KKR and three DLJMBP III designees serve on our board), and our Chief Executive Officer and President, Marc Reisch, is Chairman. Our Board of Directors currently has three standing committees—an Audit Committee, a Compensation Committee and an Executive Committee. We expect the chairmanship of each of the Audit Committee and the Compensation Committee to rotate annually between a director designated by KKR and a director designated by DLJMBP III consistent with the terms of the Stockholders Agreement.

Audit Committee

The primary duties of the Audit Committee include assisting the Board of Directors in its oversight of: (1) the integrity of the Company’s financial statements and financial reporting process; (2) the integrity of the Company’s internal controls regarding finance, accounting and legal compliance; and (3) the independence and performance of the Company’s independent auditor and internal audit function. The Audit Committee also reviews our critical accounting policies, our annual and quarterly reports on Form 10-K and Form 10-Q and our earnings releases before they are issued. The Audit Committee has sole authority to engage, evaluate and replace the independent auditor. The Audit Committee also has the authority to retain special legal, accounting and other consultants it deems necessary in the performance of its duties. The Audit Committee meets regularly with our management, independent auditors and internal auditors to discuss our internal controls and financial reporting process and also meets regularly with the Company’s independent auditors and internal auditors in private.

The current members of the Audit Committee are Messrs. Burgstahler (Chairman) and Olson. The Board of Directors has determined that both of the current members qualify as an “audit committee financial expert” through their relevant work experience as described above. Mr. Burgstahler is a Partner of Avista Capital Partners, and Mr. Olson is an Executive with KKR. Neither of the members of the Audit Committee is considered “independent” as defined under the federal securities law.

Compensation Committee

The primary duty of the Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation practices and policies for the Company’s executive officers and other key employees, as the Committee may determine, to ensure that management’s interests are aligned with the interest of the Company’s equity holders. The Committee also reviews and makes recommendations to the Board of Directors with respect to the Company’s employee benefits plans, compensation and equity based plans and compensation of directors. The current members of the Compensation Committee are Messrs. Navab (Chairman), Burgstahler, Olson and Pieper.

Executive Committee

The current members of the Executive Committee are Messrs. Reisch, Navab and Pieper.

Code of Ethics

We have a Code of Business Conduct and Ethics which was adopted to cover the entire Visant organization following the Transactions and which applies to all of our employees, including our Chief Executive Officer, Vice President, Finance and Corporate Controller, our directors and independent sales representatives. We review our Code of Business Conduct and Ethics and amend it as necessary to be in compliance with current law. We require senior management employees and employees with a significant role in internal control over financial reporting to confirm compliance with the Code on an annual basis. Any changes to, or waiver (as defined under Item 5.05 of Form 8-K) from, our Code that applies to our Chief Executive Officer, Vice President, Finance or Corporate Controller will be posted on our website. A copy of the Code of Business Conduct and Ethics can be found on our website at http://www.visant.net.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers and directors of Holdings are not subject to the reporting requirements of Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis describes the material elements, policies and practices with respect to our principal executive officer, principal financial officer and the other three most highly-compensated executive officers, which are collectively referred to as the named executive officers. This compensation discussion and analysis also describes the material elements of compensation awarded to, earned by, or paid to each of our named executive officers. This section should be read in conjunction with the tables and narrative discussion of our executive compensation program that follows this discussion.

We provide what we believe is a competitive total compensation package to our executive management team through a combination of base salary, an annual cash incentive plan, long-term equity incentives in the form of stock options and restricted stock, other long term incentives, retirement and other benefits, perquisites, post-termination severance and acceleration of equity award vesting for named executive officers upon certain termination events and/or a change in control. Certain other post-termination benefits are provided to our Chief Executive Officer. Our retirement and other benefits include life, disability, medical, dental and vision insurance benefits, a qualified 401(k) savings plan and other defined benefit retirement benefits and our perquisites include reimbursement for certain medical expenses and automobile payments. Our philosophy is to provide a total compensation package at a level that is commensurate with our size and provides incentives and rewards for sustained performance and growth and retention of executive talent.

In the fall of 2008, John Van Horn’s duties changed such that he is no longer responsible for our Arcade and Lehigh Direct businesses, and in connection with such transition, Mr. Van Horn ceased to be an executive officer of Visant. Mr. Van Horn currently serves in the role of President for our Visant Marketing Services business. We entered into a letter agreement with Mr. Van Horn outlining certain terms of his employment with us, which is described in “—Termination, Severance and Change of Control Arrangements—John Van Horn”.

Objectives of our Executive Compensation Program

Our compensation programs are designed to achieve the following objectives:

•	attract, motivate, retain and reward talented and dedicated executives whose knowledge, skill and performance are critical to our success and long-term growth;

•	provide our executive officers with both cash and equity incentives to further our interests and those of our stockholders;

•	provide cash and long-term incentive compensation that is competitive to comparable market positions based on revenue size;

•	align rewards to measurable performance metrics; and

•	compensate our executives to manage our business to meet our long-range objectives.

Compensation Process

Our Compensation Committee, which is comprised of four members of our Board of Directors, who serve at the pleasure of our Sponsors, reviews and approves all elements of compensation for our named executive officers. The Compensation Committee meets outside the presence of all of our executive officers, including the named executive officers, to consider appropriate compensation for our Chief Executive Officer, or CEO, Mr. Reisch. For all other named executive officers, the Committee meets outside the presence of all executive officers other than Mr. Reisch. Mr. Reisch annually reviews each other named executive officer’s performance with the Compensation Committee and makes recommendations to the Compensation Committee, other than with respect to his own compensation. The Compensation Committee has from time to time reviewed market and industry data in setting compensation, and from time to time we have retained outside compensation consultants to benchmark certain of our executive positions to provide another measure of our existing compensation levels for executive positions within our company to companies with a comparative revenue base to ours. Positions were matched based on title and responsibilities of the position with comparable positions in the market based on similar company revenue size found within the published survey data of leading human resource organizations. We evaluated base salary and short- and long-term compensation information within the survey information. We may from time to time in the future have benchmarking performed to assist us and the Compensation Committee in setting executive compensation.

Base Salary

We provide the opportunity for our named executive officers and other executives to earn a competitive annual base salary in order to attract and retain an appropriate caliber of ability, experience and talent for the position and to provide base compensation that is not subject to our performance risk. We establish the base salary for each executive officer based in part in consideration of competitive factors as well as individual factors, such as the individual’s scope of duties, performance and experience and, to a certain extent, the pay of others on the executive team. When establishing the base salary of any executive officer, we have also considered competitive market factors, business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive, the potential impact the individual may make on our company now and in the future. We generally review base salaries for our named executive officers on a 18-month or longer cycle, and increases take into consideration the foregoing factors, individual performance and expanded duties, as applicable.

Our Compensation Committee sets the salary of our CEO. In accordance with his employment agreement, his base salary will not be less than $850,000 during the term of his employment agreement and any renewal term, subject to increase at the sole discretion of our Board of Directors, which is required at least annually to review Mr. Reisch’s base salary. In 2007, Mr. Reisch’s base salary was increased from $850,000 to $950,000. The Compensation Committee approved an increase in base salary for Mr. Reisch in 2008 in the amount of $50,000; however, Mr. Reisch declined to accept the increase in base salary in 2008 or 2009 in light of market factors (this amount was included in setting Mr. Reisch’s target opportunity under the annual cash incentive plan as described below).

We entered into an employment agreement with Timothy M. Larson effective as of January 7, 2008. Under the terms of the employment agreement, Mr. Larson’s base salary was set at $650,000, subject to increase at the sole discretion of the Board of Directors, which is required at least annually, after June 2009, to review Mr. Larson’s base salary.

The Compensation Committee approved increases in the annual base salary, effective as of April 1, 2008, for Mr. Carousso, from $265,000 to $280,000, and Ms. Hlavaty, from $330,000 to $380,000. In light of market factors, none of the executive officers is anticipated to receive increases in annual base salary during 2009.

Annual Performance-Based Cash Incentive Compensation

General. We provide the opportunity for our named executive officers and other key employees to earn an annual cash incentive award in order to further align our executives’ compensation opportunity with our annual business and financial goals and the growth objectives of our stockholders and to motivate our executives’ annual performance. Our annual cash incentives generally link the compensation of participants directly to the accomplishment of specific business metrics, primarily the achievement of EBITDA targets, which are important indicators of increased stockholder value and reflect our emphasis on financial performance and stockholder return. The Compensation Committee may also consider market and other competitive conditions, extraordinary achievements and contributions to strategic and operating initiatives in establishing annual incentive awards.

Under the annual incentive plans, the Compensation Committee may also consider adjustments to performance goals. These adjustments may reflect all or a portion of both the positive or negative effect of external non-recurring events that are outside the reasonable control of our executives, including, without limitation, regulatory changes in accounting or taxation standards. These adjustments may also reflect all or a portion of both the positive or negative effect of unusual or extraordinary transactions that are within the control of our executives but that are undertaken with an expectation of improving our long-term financial performance or growth, such as consolidation activities, restructurings, acquisitions or divestitures.

Consolidated and business unit budgets and business plans which contain annual financial and strategic objectives are developed each year by management and reviewed by the Board of Directors, which institutes such changes that are deemed appropriate by the Board of Directors. The budgets and business plans set the basis for the annual incentive plan targets and stretch measures. The annual incentive compensation plan targets and other material terms by business unit are presented to the Compensation Committee for review and approval with such modifications deemed appropriate by the Compensation Committee. The specific financial targets, business plan and other initiatives set for our named executive officers are not disclosed because we believe disclosure of this information would cause our company competitive harm. The targets are intended to be challenging but achievable. Because these targets are tied to our business plan, it is expected that they will be achieved when they are set at the beginning of the fiscal year. However, there is risk that payments will not be made at all or will be made at less than 100%. This uncertainty ensures that any payments under the plan are truly performance-based.

Annual cash award opportunity for the executive officers is expressed as a percentage of qualifying base salary, with an established percentage for payout based on meeting a target, and enhanced opportunity if certain stretch targets are met. For the 2008 fiscal year, annual cash incentive opportunities for the named executive officers at target are summarized below:

	Target Annual Cash Incentive Award Opportunity
	% of Salary	Amount
Marc L. Reisch	100%	$1,000,000
Paul B. Carousso	55%	$151,938
Marie D. Hlavaty	55%	$202,125
Timothy M. Larson	85%	$552,500
John Van Horn	50%	$200,000

Annual incentive compensation plan awards for our named executive officers and other executives are determined annually following the completion of the annual audit, based on our performance against the approved annual incentive compensation plan targets, subject to the exercise of discretion by the Compensation Committee as discussed in this section. The annual incentive compensation plan award amounts of all executive officers, including the named executive officers, must be reviewed and approved by the Compensation Committee. Approved payments under the annual incentive plans are made not later than March 15th of the year following the fiscal year during which performance is measured.

2008 Annual Incentive Compensation Plan Awards. Substantially all of the 2008 annual incentive plan payments to the CEO and the other named executive officers were based on the achievement of consolidated or business unit targets. In determining payments to be made in respect of 2008, the Compensation Committee took into account the market environment and economic factors that challenged the achievement of our financial plan for 2008, particularly in respect of the impact on customer demand. The Committee also considered the significant proactive efforts taken by management during 2008 to reduce operating costs through a series of consolidation and administrative measures which positively contributed to the achievement of our financial results in 2008 and which are expected to have significant incremental benefit in 2009.

For 2009, to assess incentive compensation awards, we plan to use performance metrics based on our current year financial performance and business plan as well as the accomplishment of strategic and operating initiatives that are expected to contribute to cost containment and drive long-term growth despite anticipated continuing challenged market conditions. In addition, the Compensation Committee will continue to consider market and other competitive conditions, extraordinary achievement and contributions that impact the growth of our business and appreciation of stockholder value in establishing annual incentive awards.

Other. Our Compensation Committee reserves the right to grant discretionary bonuses from time to time based on individual contribution to extraordinary transactions which result in measurable and appreciable return for us and our stockholders.

Equity-Based Incentives

General. We offer incentive opportunities to our executives to promote long-term performance and tenure, through grants of stock options and restricted stock. Other types of long-term equity incentive compensation based on the appreciation of the Class A Common Stock may be considered in the future. Our equity incentive plans and arrangements are designed to:

•

promote our long-term financial interests and growth by attracting and retaining management with the training, experience and ability to enable them to make a substantial contribution to the success of our business;

•	motivate management by means of growth-related incentives to achieve long-range goals; and

•	further the alignment of interests of participants with those of our stockholders through stock-based opportunities.

Our Compensation Committee serves as the administrator of our equity incentive plans and arrangements, with the power and authority to administer, construe and interpret the equity plans, to make rules for carrying out the plans and to make changes in such rules, subject to such interpretations, rules and administration being consistent with the basic purpose of the plans. Subject to the general parameters of the plans, the Compensation Committee has the discretion to fix the terms and conditions of the grants. Equity awards are granted based on the fair market value of our Class A Common Stock as determined by the Compensation Committee after evaluation of a fair market valuation conducted by an independent third party expert on a periodic basis.

Our named executive officers each made a personal investment in purchasing shares of the Class A Common Stock of Holdings in connection with the Transactions with his or her own personal funds. In turn, the number of Class A Common Stock options granted was based on a multiple of the respective level of individual investment. In consideration of his services in consummating the Transactions and in connection with entering into an employment agreement with the Company, Mr. Reisch also received at the consummation of the Transactions a grant of restricted stock as a further long-term incentive opportunity. No additional equity has been awarded to the named executive officers since their original investments, other than as follows:

•

Mr. Van Horn was granted 3,000 shares of restricted Class A Common Stock in December 2006, all of which vested on January 15, 2009, in order to recognize and incentivize Mr. Van Horn’s continued tenure, commitment and performance for us. Mr. Van Horn had not received options at the time of the Transactions in light of what was anticipated at such time to be a more limited period of employment with us.

•

Mr. Carousso and Ms. Hlavaty were granted 600 and 1,000 shares, respectively, of restricted Class A Common Stock in 2008 which shares will vest as of January 15, 2010, subject to the individual’s continued employment to such date (subject to accelerated vesting in the event of the executive’s termination without cause or for good reason, upon a change in control of us or upon the executive’s disability or death), in order to recognize the accomplishments of Mr. Carousso and Ms. Hlavaty (in particular the consummation of the sale of the Von Hoffmann businesses in 2007) and to incentivize each individual’s continued tenure, commitment and performance for us.

The Compensation Committee reserves the right to issue additional equity in the form of options, restricted stock or units or phantom equity to the named executive officers upon the recommendation of Mr. Reisch or the

Board of Directors in consideration of performance and for the purpose of assuring retention of executive talent aligned with the long-term growth of the Company and, in the case of equity, subject to shares remaining available for grant under the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and Subsidiaries (the “2004 Plan”). See “—Equity-based Compensation”.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates. However, to the extent that additional grants have been or will be made by us to other members of management, we intend to limit grants to twice per year. We also have and may from time to time issue equity to new members of management, including those who come into our employment in connection with the consummation of acquisitions by us. For compensation decisions regarding the grant of equity compensation, our Compensation Committee typically considers the recommendations from our CEO, taking into consideration the potential impact and contributions of the individual, retention considerations and the level of equity of members of management at a similar level.

Stock Options. Stock option awards provide our executive officers with the right to purchase shares of our Class A Common Stock at a fixed exercise price for a period of up to ten years from the option grant date under the 2004 Plan and may be either “time-based” or “performance-based.” Time-based options vest on the passage of time and an executive’s continued tenure with us. Performance-based options vest on the achievement of annual EBITDA targets and on an executive’s continued tenure with us. The purpose of the performance-based grant is to align management and stockholder interests as measured by EBITDA performance. Options are subject to certain change of control and post-termination of employment vesting and expiration provisions. Mr. Reisch (who also served as a director of Jostens prior to the Transactions) also holds options under the 2003 Stock Incentive Plan (the “2003 Plan”). See “—Equity-based Compensation” for a discussion of the change in control and other provisions related to stock options under the 2004 Plan and the 2003 Plan.

Restricted Stock. We also use restricted Class A Common Stock in our long-term equity incentive program as part of our management incentive, development, succession and retention planning process. Of our named executive officers, Messrs. Reisch, Van Horn and Carousso and Ms. Hlavaty have been granted restricted stock. The restricted stock is generally subject to the same rights and restrictions set forth in the management stockholders’ agreement and sale participation agreement described under “—Equity-based Compensation”, provided that Messrs. Reisch’s and Van Horn’s restricted stock is currently 100% vested and nonforfeitable even in the case of termination of employment.

Other Long-Term Incentive Awards

During 2008, we implemented long-term incentive arrangements with certain key employees, including each of Messrs. Reisch, Larson and Carousso and Ms. Hlavaty (the “LTIP”). Under these arrangements the named executive officer is granted a target award of units which vest on the basis of performance and no units will vest unless we (or Jostens, in the case of Mr. Larson) achieve a minimum threshold of a trailing twelve months’ EBITDA target measured as of the last day of our fiscal quarter ended closest to June 30, 2010, and subject to the executive’s continued employment through such measurement date. The units vest as follows:

EBITDA Target	Below Threshold	Threshold	Target	Maximum
Percentage of target award units vesting	0%	50%	100%	200%

If the threshold EBITDA target is not achieved or the executive resigns or suffers a separation of employment prior to the measurement date other than in connection with a change in control of us, the award granted to the executive is forfeited without payment.

Subject to these vesting conditions, the award is settled in cash, payable in a lump sum as soon as practicable following the measurement date and in any event not later than December 31, 2010, in an amount equal to the fair market value of one share of the Class A Common Stock as of the vesting date multiplied by the number of units in which the executive vests based on the achievement of the performance targets.

In the case of a termination without cause or for good reason or due to a permanent disability or death, in each case, within twelve (12) months following a change in control and prior to the last day of the fiscal quarter ended closest to June 30, 2010, the executive shall vest in a number of units equal to 100% of the target award units, and the lump sum cash payment in respect of the units will be made based on the fair market value of the stock as of such date, payable as soon as practicable but in any event not later than March 14th of the calendar year following the calendar year in which the termination occurs. The terms “change in control”, “cause” and “good reason” are defined in the LTIP agreements.

Mr. Reisch was granted a target award of 10,000 units; Mr. Larson was granted a target award of 4,550 units; Mr. Carousso was granted a target award of 2,000 units, and Ms. Hlavaty was granted a target award of 2,500 units. Mr. Larson was also granted a target award of 1,950 units, which will vest solely based on his continued employment through the last day of the fiscal quarter ended closest to June 30, 2010 and without regard to whether or not Jostens achieves any specified EBITDA target (subject to accelerated vesting of the target award if Mr. Larson suffers a termination of employment without cause or for good reason or due to permanent disability or death within twelve months following a change in control).

The LTIP arrangements were structured with the primary purposes of incentivizing executive management to remain employed by the Company and focused on achieving a high level of performance over the longer term. Furthermore, the performance-based incentive provides alignment between executive management and our stockholders through awards that vest based on compounded growth and a calculation of the award cash payment based on the per share price of the Class A Common Stock. With most of the equity based incentives that were previously awarded to the named executive officers being subject to full vesting by the end of our fiscal year 2009, the LTIP arrangements provide continuity in executive incentive to assure executive tenure, performance and executive compensation tied to performance. See “—Equity-based Incentive Plan” for a discussion of the change in control and other provisions related to such long-term incentive unit awards.

Pension Benefits

Each of our named executive officers currently participates in the Jostens tax qualified pension plan C (which by merger includes those participants who used to participate in pension plan D) and a non-qualified supplemental pension plan to compensate for Internal Revenue Service limitations. These benefits are provided as part of the regular retirement program available to eligible employees. We also maintain individual non-contributory, non-qualified, unfunded supplemental retirement plans (“SERPs”) for certain named executive officer participants. Mr. Reisch is entitled to a retirement benefit under the terms of his employment agreement and any payment thereunder is net of benefits to which he would otherwise be entitled under any other qualified or non-qualified defined benefit retirement plans. For more detailed information, see the narrative accompanying the “Pension Benefits” table.

Employment Agreement and Change in Control Provisions

Employment Agreements with Marc L. Reisch and Timothy M. Larson. Except with respect to our CEO, Marc L. Reisch, and Mr. Timothy Larson, the Chief Executive Officer of Jostens, we do not have any employment agreements with any of our named executive officers. It is generally not our philosophy or practice to enter into employment agreements with our executives. Absent exigent competitive factors, we believe that our short- and long-term compensation practices and opportunities are competitively attractive and favorably motivate our executives towards performance and continuity of service.

In October 2004, we entered into an employment agreement with Mr. Reisch with an initial term extending to December 31, 2009 and automatic one-year renewal terms thereafter unless not renewed by prior written notice by either party. We are highly dependent on the efforts, relationships and skills of Mr. Reisch, a long-tenured industry executive, and accordingly, we entered into this agreement with Mr. Reisch to help ensure Mr. Reisch’s availability to us. In January 2008, we entered into an employment agreement with Mr. Larson with an initial term extending to January 7, 2013 and automatic one-year renewal terms thereafter unless not renewed by prior written notice by either party. Mr. Larson has been instrumental to the success and growth of Jostens and, accordingly, we entered into the employment agreement in 2008 in connection with his promotion to the position of Chief Executive Officer of Jostens to help ensure Mr. Larson’s availability to us. The terms of the employment agreements with Messrs. Reisch and Larson provide for certain post-termination payments and benefits to Mr. Reisch and Mr. Larson, respectively, which are described and quantified in the section entitled “—Termination, Severance and Change of Control Arrangements”. We provided these arrangements under the respective agreements to attract and retain each of Messrs. Reisch and Larson and believe that these post-termination payments and benefits are competitively reasonable and reflective of Mr. Reisch’s and Mr. Larson’s respective value and performance to us. The employment agreements are further described in the section entitled “—Employment Agreements and Arrangements”.

Change in Control Agreements. In 2007, Holdings and the Company entered into a change in control severance agreement with each of Paul Carousso, Vice President, Finance, and Marie Hlavaty, Vice President, General Counsel. The change in control agreements are effective for an initial term extending to December 31, 2009 and automatic one-year renewal terms thereafter unless either we or the executive upon notice elects not to extend the agreement, provided that the change in control agreements shall remain in effect for a period of two years following a change in control (as defined in the agreements) occurring during the term of the agreements. The agreements allow for certain payments and benefits upon a change in control as described in “—Termination, Severance and Change of Control Arrangements—Arrangements with Paul B. Carousso and Marie D. Hlavaty”. We provided these arrangements to assure the retention of these officers and in the absence of any other contractual severance arrangements. We believe that the post-termination payments and benefits are competitively reasonable and reflective of Mr. Carousso’s and Ms. Hlavaty’s value and performance to us.

Change in Control under Long-Term Incentive Plans and Awards. Under the 2003 Plan and the 2004 Plan, upon the occurrence of a “change in control” of us, the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate if certain performance measures have been achieved.

The LTIP awards granted in 2008 provide that, if we consummate a change in control and during the twelve-month period following the consummation of such change in control and prior to the last day of the fiscal quarter ended closest to June 30, 2010 the employment of the executive is terminated by us without cause, by the executive with good reason or due to disability or death (a so-called “double trigger” arrangement), the executive (or his/her estate) will vest in and be entitled to payment based on a number of units equal to the target award.

Our LTIP and equity-based incentive plans and awards are discussed in “—Equity-based Compensation” and “—Equity-based Incentive Plan” and change in control payments under the plans and awards are discussed and quantified in “—Termination, Severance and Change of Control Arrangements”.

Executive Benefits

We provide the opportunity for our named executive officers and other executives to receive certain general health and welfare benefits on terms consistent with other eligible employees. We also offer participation in our defined contribution 401(k) plan with a company match on terms consistent with other eligible employees. We provide certain perquisites to the named executive officers, including car allowance, medical stipend to apply to reimburse medical expenses, periodic physicals and extended coverage under long-term disability insurance, and in the case of certain of the named executive officers, financial planning, a health club stipend and availability of our aircraft for occasional personal use (subject to reimbursement for incremental cost for such use). We provide these benefits to offer additional incentives for our executives and to remain competitive in the general marketplace for executive talent.

Stock Ownership Guidelines

The Compensation Committee has not implemented stock ownership guidelines for our executive officers. Our stock is not publicly traded and is subject to agreements with the stockholders that limit a stockholder’s ability to transfer his or her equity for a period of time following grant.

Regulatory Considerations

We account for equity compensation paid to our employees under Statement of Financial Accounting Standards (“SFAS”) No. 123R, which we adopted effective January 1, 2006. SFAS No. 123R requires us to recognize compensation expense related to all equity awards based on the fair values of the awards at the grant date. Prior to our adoption of SFAS No. 123R, we used the minimum value method in our SFAS No. 123 pro forma disclosure and therefore applied the prospective transition method as of the effective date. Under the prospective transition method, we would recognize compensation expense for equity awards granted, modified and canceled subsequent to the date of adoption. As a result of the modification to stock options made in April 2006 in connection with the special dividend paid to all Class A common stockholders, all stock option awards previously accounted for under APB No. 25 are prospectively accounted for under SFAS No. 123R. Accordingly, no incremental compensation cost was recognized as a result of the modification. Please see Note 15, Stock-based Compensation, to our consolidated financial statements for additional information.

The compensation cost to us of awarding equity is taken into account in considering awards under our equity or equity-based incentive programs. We have taken steps to structure and assure that our compensation programs and arrangements are in compliance with Section 409A of the Internal Revenue Code, as amended (the “Code”). Bonuses paid under our annual incentive plans are taxable at the time paid to our executives.

Tax Gross-Up

Mr. Reisch’s employment agreement provides for a tax gross-up payment in the event that any amounts or benefits due to him would be subject to excise taxes under Section 280G of the Code. For more detailed information on gross-ups for excise taxes payable to Mr. Reisch, see “—Termination, Severance and Change of Control Arrangements—Employment Agreement with Marc L. Reisch—Gross-Up Payments for Excise Taxes”.

Compensation Committee Interlocks and Insider Participation

During 2008 and to the present, our Compensation Committee has been comprised of Messrs. Burgstahler, Navab, Olson and Pieper. Mr. Burgstahler served as Chairman of the Compensation Committee during 2008. Mr. Navab assumed the Chairmanship for 2009. For a description of the transactions between us and entities affiliated with members of the Compensation Committee, see the transactions described in “Certain Relationships and Related Transactions, and Director Independence”.

Summary Compensation Table

The following table presents compensation information for our fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006 paid to or accrued to the named executive officers.

Name and Principal Position	Year	Salary ($) (2)		Bonus ($)			Stock Awards ($) (4)		Unit Awards ($) (5)		Non-Equity Incentive Plan Compensation ($) (6)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (7)		All Other Compensation ($)			Total ($)
Marc L. Reisch	2008		$968,269		$—			$—		$—		$1,000,000		$323,838		$67,657	(8)		$2,359,764
Chairman, President and Chief Executive Officer, Holdings and Visant	2007 2006	$ $	950,000 850,000	$ $	— —		$ $	— —	$ $	— —	$ $	950,000 1,100,000	$ $	254,435 231,500	$ $	93,101 114,465		$ $	2,247,536 2,295,965

Paul B. Carousso	2008		$281,635		$—			$47,484		$—		$170,000		$27,629		$25,276	(9)		$552,024
Vice President, Finance, Holdings and Visant	2007 2006	$ $	264,039 240,000	$ $	— —		$ $	— —	$ $	— —	$ $	125,000 165,000	$ $	19,060 18,870	$ $	26,043 22,000		$ $	434,142 445,870

Marie D. Hlavaty	2008		$374,808		$—			$79,155		$—		$225,000		$63,177		$23,271	(10)		$765,411
Vice President, General Counsel, Holdings and Visant	2007 2006	$ $	330,000 325,673	$ $	— —		$ $	— —	$ $	— —	$ $	200,000 275,000	$ $	34,272 38,105	$ $	23,525 21,100		$ $	587,797 659,878

Timothy M. Larson	2008		$662,500		$500,000	(3)		$—		$159,042		$830,000		$81,589		$43,977	(11)		$2,277,108
President and Chief Executive Officer, Jostens	2007 2006	$ $	450,000 354,231	$ $	500,000 600,000	(3) (3)	$ $	— —	$ $	— —	$ $	346,752 310,304	$ $	19,981 46,929	$ $	28,482 28,586		$ $	1,345,215 1,340,050

John Van Horn	2008		$407,692		$—			$150,149		$—		$—		$31,953		$31,070	(12)		$620,864
Group President, Arcade/Lehigh Direct and President and Chief Executive Officer, Arcade (1)	2007 2006	$ $	400,000 370,000	$ $	— —		$ $	150,149 6,582	$ $	— —	$ $	— 250,000	$ $	51,753 61,158	$ $	26,193 25,700		$ $	628,095 713,440

(1)	In the fall of 2008, John Van Horn’s duties changed such that he is no longer responsible for our Arcade and Lehigh Direct businesses, and in connection with such transition, Mr. Van Horn ceased to be an executive officer of Visant. Mr. Van Horn currently serves in the role of President for our Visant Marketing Services business. Mr. Van Horn is included in the Summary Compensation Table under Item 402(a)(3)(iv) of Regulation S-K as he was one of the three most highly compensated executive officers during 2008 but was not serving as an executive officer at the end of fiscal year 2008.
(2)	Salary for fiscal year 2008 reflects a 53 week fiscal year.
(3)	Includes for each of 2006, 2007 and 2008, respectively: $600,000, $500,000 and $500,000 representing bonuses paid to Mr. Larson pursuant to a letter agreement entered into between Mr. Larson and us on October 2, 2006, prior to Mr. Larson becoming President and Chief Executive Officer of Jostens, providing for bonuses to Mr. Larson in consideration of his extraordinary efforts and achievement on behalf of Jostens.
(4)	The amount represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year computed in accordance with SFAS 123R. Please see Note 16, Stock-based Compensation, to our consolidated financial statements for a discussion of all assumptions used by us with respect to the valuation. The restricted stock awards were made under our 2004 Plan, which is described under “—Equity-based Compensation”.
(5)	Because any cash payment under the LTIP will be based on the per share value of the Class A Common Stock, compensation expense is recognized in accordance with SFAS 123R. The dollar amount shown represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year since the date of grant (and without regard to possible forfeiture) computed in accordance with SFAS 123R. The time-vested LTIP unit award represented by this dollar amount was granted in 2008. No dollar amounts are shown for performance-vested LTIP unit awards granted in 2008 as no amount has been accrued for financial statement reporting purposes given that achievement of the applicable performance targets are currently remote. The LTIP unit awards are described under “—Equity-based Incentive Plan”.
(6)	The amounts represent earnings under the annual incentive compensation plan.
(7)	Reflects the aggregate change in actuarial present value of the named executive officer’s accumulated benefit under our qualified, non-contributory pension plan, our unfunded supplemental ERISA excess retirement plan and an individual non-contributory unfunded supplemental retirement plan and, in the case of Mr. Reisch, the supplemental retirement benefit provided for under his employment agreement. Please refer to the narrative descriptions of our pension plans under the Pension Benefits table. We currently have no deferred compensation plans.
(8)	Includes for 2008: $35,685 of premiums under a life insurance policy which are paid by us under the terms of Mr. Reisch’s employment agreement (the proceeds under the policy are payable to beneficiaries designated by Mr. Reisch); $9,200 representing regular employer matching contributions to our 401(k) plan; $13,680 representing a car allowance; and approximately $9,092 representing executive medical expenses reimbursed by us, a health club stipend and cash credits under the group medical plan offered to any employee who participates in our health screenings or foregoes certain disability and life insurance benefits. We make available to Mr. Reisch the company aircraft for occasional personal use. In such cases, Mr. Reisch reimburses the Company for an amount equal to the Company’s incremental cost for such use. The calculation of the incremental cost for personal use of our company aircraft includes only variable costs incurred as a result of such flight activity. Incremental cost does not include fixed costs that are incurred regardless of Mr. Reisch’s use (for example, aircraft insurance, maintenance, storage and flight crew salaries).

(9)	Includes for 2008: $9,200 representing regular employer matching contributions to our 401(k) plan; $10,200 representing a car allowance; and approximately $5,876 representing executive medical expenses reimbursed by us, a health club stipend and cash credits under the group medical plan offered to any employee who participates in health screenings or foregoes certain disability and life insurance benefits.
(10)	Includes for 2008: $9,200 representing regular employer matching contributions to our 401(k) plan; $10,000 representing a car allowance; and approximately $4,071 representing executive medical expenses reimbursable by us, a health club stipend and cash credits under the group medical plan offered to any employee who participates in health screenings or foregoes certain disability and life insurance benefits.
(11)	Includes for 2008: $9,200 representing regular employer matching contributions to our 401(k) plan; approximately $4,029 representing reimbursed financial planning, executive medical expenses reimbursed by us, and cash credits offered to any employee who foregoes certain disability and life insurance benefits; $11,870 representing taxable income attributable to the personal use of a company leased car through mid-May 2008 and in respect of the related car lease expiration; $13,500 representing a car allowance for the remaining portion of 2008; and $5,378 attributable to taxable income for trip expenses for Mr. Larson’s spouse, who accompanied him to a Jostens-sponsored function.
(12)	Includes for 2008: $9,200 representing regular employer matching contributions to our 401(k) plan; $12,000 representing a car allowance; and approximately $9,870 representing executive medical expenses reimbursed by us, cash credits under the group medical plan offered to any employee who participates in health screenings or foregoes certain disability and life insurance benefits.

Grants of Plan-Based Awards in 2008

The following table provides information with regard to: (i) the target level of annual cash incentive awards for our named executive officers for performance during 2008; (ii) grants under the LTIP; and (iii) grants of restricted stock to certain named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards						All Other Stock Awards: Numbers of Shares of Stock or Units (#)		Grant Date Fair Value of Stock Awards ($) (5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)		Target (#)		Maximum (#)
Marc L. Reisch	N/A	$—	$1,000,000	$—	—		—		—		—		$—
	8/12/2008	$—		$—	5,000	(2)	10,000	(2)	20,000	(2)	—		$—

Paul B. Carousso	N/A	$—	$151,938	$—	—		—		—		—		$—
	8/12/2008	$—		$—	1,000	(2)	2,000	(2)	4,000	(2)	—		$—
	4/1/2008	$—		$—	—		—		—		600	(4)	$114,332

Marie D. Hlavaty	N/A	$—	$202,125	$—	—		—		—		—		$—
	8/12/2008	$—		$—	1,250	(2)	2,500	(2)	5,000	(2)	—		$—
	4/1/2008	$—		$—	—		—		—		1,000	(4)	$190,554

Timothy M. Larson	N/A	$—	$552,500	$—	—		—		—		—		$—
	4/1/2008	$—		$—	2,275	(3)	4,550	(3)	9,100	(3)	1,950	(3)	$—

John Van Horn	N/A	$—	$200,000	$—	—		—		—		—		$—

(1)	Reflects the target award amounts under our annual incentive compensation plan for our named executive officers. The actual non-equity annual incentive compensation amount earned by each named executive officer in 2008 is shown in the “Summary Compensation Table” above.
(2)	The LTIP target unit award granted to the executive consists of performance vesting units, and no units will vest unless we achieve a minimum threshold EBITDA target as of the measurement date, and with certain exceptions subject to the executive’s continued employment through such date. Depending on the performance level achieved at or above the minimum EBITDA target, 50% (threshold), 100% (target) or 200% (maximum) of the target LTIP units will vest on the measurement date. Subject to such vesting conditions, the award is settled in cash, in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of LTIP units in which the executive vests based on the achievement of the performance target. A description of the LTIP unit award, including vesting in connection with a termination following a change in control, is included in “—Equity-based Incentive Plan”.
(3)	The LTIP target unit award granted to Mr. Larson consists of 1,950 time vesting units and 4,550 performance vesting units. None of the performance vesting units will vest unless Jostens achieves a minimum threshold EBITDA target on the measurement date and with certain exceptions subject to Mr. Larson’s continued employment through such date. Depending on the performance level achieved at or above the minimum threshold EBITDA target, 50% (threshold), 100% (target) or 200% (maximum) of the target LTIP performance vesting units will vest on the measurement date. The time vesting units will vest based on Mr. Larson’s continued employment through the measurement date. Subject to vesting conditions, the award is settled in cash, in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of LTIP units in which the executive vests based on the achievement of the performance target, in the case of performance vesting units, or the passage of time, in the case of time vesting units. A description of the LTIP unit award, including vesting in connection with a termination following a change in control, is included in “—Equity-based Incentive Plan”.
(4)

The restricted stock will vest in full on January 15, 2010 subject to the executive’s continued service. The stock is subject to accelerated vesting in the event of certain termination of employment events, namely, a termination by us without cause, a termination by the executive with good reason, on the executive’s death or disability, or upon a change in control. The awards were made under our 2004 Plan, which is described under “—Equity-based Compensation” and the accelerated vesting provisions of the stock award are further described under “—Termination, Severance, and Change of Control Arrangements”.

(5)	The amount in this column represents the grant date fair value of the shares of restricted Class A Common Stock computed in accordance with SFAS 123R. The difference between the grant date fair value used for SFAS 123R and the grant date fair market value of the Class A Common Stock as established pursuant to the terms of the 2004 Plan and determined by a third party valuation is that the grant date fair value for purposes of SFAS 123R is calculated in accordance with GAAP and the methodology to determine the fair market value under the 2004 Plan does not give effect to any premium for control or discount for minority interests or restrictions on transfer.

Equity-based Compensation

2003 Plan. The 2003 Plan was approved by the Board of Directors and was effective as of October 30, 2003. The 2003 Plan permits us to grant key employees and certain other persons stock options and stock awards and provides for a total of 288,023 shares of common stock for issuance of options and awards to employees of the Company and a total of 10,000 shares of common stock for issuance of options and awards to directors and other persons providing services to the Company. Pursuant to the 2003 Plan, the maximum grant to any one person may not exceed in the aggregate 70,400 shares. We do not currently intend to make any additional grants under the 2003 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments over the first five years following the date of grant, and/or “performance options”, which vest and become exercisable over the first five years following the date of grant at varying levels based on the achievement of certain EBITDA targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets, subject to certain conditions. Upon the occurrence of a “change in control” (as defined in the 2003 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate depending on the timing of the change of control and return on the equity investment by DLJMBP III in the Company as provided under the 2003 Plan. A “change in control” under the 2003 Plan is defined as: (1) any person or other entity (other than any of Holdings’ subsidiaries), including any “person” as defined in Section 13(d)(3) of the Exchange Act, other than certain of the DLJMBP funds or affiliated parties thereof, becoming the beneficial owner, directly or indirectly, in a single transaction or a series of related transactions, by way of merger, consolidation or other business combination, of securities of Holdings representing more than 51% of the total combined voting power of all classes of capital stock of Holdings (or its successor) normally entitled to vote for the election of directors of Holdings or (2) the sale of all or substantially all of the property or assets of Holdings to any unaffiliated person or entity other than one of Holdings’ subsidiaries is consummated. The Transactions did not constitute a change of control under the 2003 Plan. Options issued under the 2003 Plan expire on the tenth anniversary of the grant date. The shares underlying the options are subject to certain transfer and other restrictions set forth in the Stockholders Agreement, dated July 29, 2003, by and among the Company and certain holders of the capital stock of the Company. Participants under the 2003 Plan also agree to certain restrictive covenants with respect to confidential information of the Company and non-competition in connection with their receipt of options.

2004 Plan. In connection with the closing of the Transactions, we established the 2004 Stock Option Plan, which permits us to grant key employees and certain other persons of the Company and its subsidiaries various equity-based awards, including stock options and restricted stock. The plan, currently known as the 2004 Plan, provides for issuance of a total of 510,230 shares of Holdings Class A Common Stock. As of January 3, 2009, there were 73,735 shares available for grant under the 2004 Plan. Shares related to grants that are forfeited, terminated, cancelled or expire unexercised become available for new grants. Option grants consist of “time options”, which vest and become exercisable in annual installments through 2009, and/or “performance options”, which vest and become exercisable following the date of grant based upon the achievement of certain EBITDA and other performance targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets. Upon the occurrence of a “change in control” (as defined under the 2004 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate if certain EBITDA or other performance measures have been satisfied. A “change in control” under the 2004 Plan is defined as: (1) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdings to an unaffiliated person; (2) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdings being held by an unaffiliated person; or (3) a merger, consolidation, recapitalization or reorganization of Holdings with or into an unaffiliated person, in each case, if and only if any such event listed in (1) through (3) above results in the inability of the Sponsors, or any member or members of the Sponsors, to designate or elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The option exercise period is determined at the time of grant of the option but may not extend beyond the end of the calendar year that is ten calendar years after the date the option is granted.

All options, restricted shares and any common stock for which such equity awards are exercised or with respect to which restrictions lapse are governed by a management stockholder’s agreement and a sale participation agreement, which together generally provide for the following:

•	transfer restrictions until the fifth anniversary of purchase/grant, subject to certain exceptions;

•	a right of first refusal by Holdings at any time after the fifth anniversary of purchase but prior to a registered public offering of the Class A Common Stock meeting certain specified criteria;

•

in the event of termination of employment for death or disability (as defined), if prior to the later of the fifth anniversary of the date of purchase/grant and a registered public offering, put rights by the stockholder with respect to Holdings stock and outstanding and exercisable options;

•

in the event of termination of employment other than for death or disability, if prior to the fifth anniversary of the date of purchase/grant, call rights by the Company with respect to Holdings stock and outstanding and exercisable options;

•	“piggyback” registration rights on behalf of the members of management;

•

“tag-along” rights in connection with transfers by Fusion Acquisition LLC (“Fusion”), an entity controlled by investment funds affiliated with KKR, on behalf of the members of management and “drag-along” rights for Fusion and DLJMBP III; and

•	a confidentiality provision and noncompetition and nonsolicitation provisions that apply for two years following termination of employment.

Equity-based Incentive Plan

During 2008, we implemented long-term incentive arrangements with certain key employees, including each of Messrs. Reisch, Larson and Carousso and Ms. Hlavaty (the “LTIP”). Under these arrangements the executive is granted a target award of units which vest on the basis of performance or time.

The performance-based units vest if we (or Jostens, in the case of Mr. Larson) achieve a minimum threshold and trailing twelve months’ EBITDA target measured as of the last day of our fiscal quarter ended closest to June 30, 2010, subject to the executive’s continued employment through such measurement date. The units vest as follows:

EBITDA Target	Below Threshold	Threshold	Target	Maximum
Percentage of target award vesting	0%	50%	100%	200%

If the threshold EBITDA target is not achieved or the executive either resigns or suffers a separation of employment prior to the measurement date other than in connection with a change in control of us, the award granted to the executive is forfeited without payment.

Subject to these vesting conditions, the award is settled in cash in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of LTIP units in which the executive vests, payable in a lump sum as soon as practicable following the measurement date and in any event not later than December 31, 2010.

In the case of a termination without cause or for good reason or due to a permanent disability or death within twelve (12) months following a change in control (as defined in the 2004 Plan) and prior to the last day of the fiscal quarter ended closest to June 30, 2010, in each case before the measurement date, the executive will vest in a number of units equal to 100% of the target award units, and the lump sum cash payment in respect of the units will be made based on the fair market value of the Class A Common Stock as of such date, payable as soon as practicable but in any event not later than March 14th of the calendar year following the calendar year in which the termination occurs.

In addition to the performance vesting described above, certain LTIP arrangements may also contain a time vesting component such that a portion of the units vest based solely on the basis of the executive’s continued employment through the respective measurement date.

Each unit award also contains covenants with respect to confidentiality, noncompetition and nonsolicitation to which the executive is bound during his or her employment and for two years following termination of employment.

Employment Agreements and Arrangements

Employment agreement with Marc L. Reisch. In connection with the Transactions, Holdings entered into an employment agreement with Marc L. Reisch with an effective date of October 4, 2004. Such employment agreement was amended as of December 19, 2008 to make certain technical amendments necessary under Section 409A of the Code. The employment agreement contains the following terms, under which Mr. Reisch serves as the Chairman of our Board of Directors and our Chief Executive Officer and President.

Mr. Reisch’s employment agreement has an initial term of five years and automatically extends for additional one-year periods at the end of the initial term and each renewal term, subject to earlier termination of his employment by either Mr. Reisch or by us pursuant to the terms of the agreement. Mr. Reisch’s agreement provides for the payment of an annual base salary of not less than $850,000, subject to increase at the sole discretion of our Board which shall at least annually review Mr. Reisch’s base salary, plus an annual cash bonus opportunity between zero and 150% of annual base salary, with a target bonus of 100% of annual base salary (of which no less than 67% is to be based on certain EBITDA targets being achieved). For 2008, Mr. Reisch received an annual base salary of $950,000.

The employment agreement provides for the Company’s payment of all premiums on a life insurance policy having a death benefit equal to $10.0 million that will be payable to such beneficiaries designated by Mr. Reisch. Mr. Reisch is subject to noncompetition and nonsolicitation restrictions during the term of the employment agreement and for a period of two years following Mr. Reisch’s termination of employment. The employment agreement also includes a provision relating to non-disclosure of confidential information. In addition, the agreement provides for a retirement benefit, described in the narrative following the Pension Benefits table below. The agreement allows for certain payments and benefits upon termination, death, disability and a change in control as described in “—Termination, Severance and Change of Control Arrangements – Employment Agreement with Marc L. Reisch.”

Employment agreement with Timothy M. Larson. We entered into an employment agreement with Timothy M. Larson, effective as of January 7, 2008, on the following terms, under which he serves as the President and Chief Executive Officer of Jostens. Mr. Larson’s employment agreement has an initial term of five years and automatically extends for additional one-year periods at the end of the initial term and each renewal term, subject to earlier termination of his employment by either Mr. Larson or by us pursuant to the terms of the agreement. Mr. Larson’s agreement provides for the payment of an annual base salary of not less than $650,000, subject to increase after June 2009 at the sole discretion of our Board which shall at least annually review Mr. Larson’s base salary, plus an annual cash bonus opportunity between zero and 127% of annual base salary, with a target bonus of 85% of annual base salary (of which no less than 67% is to be based on certain EBITDA targets being achieved). Mr. Larson also receives executive health benefits, reimbursement for financial counseling services (including financial planning, tax preparation, estate planning, and tax and investment planning software) in an aggregate amount not to exceed $1,500 annually and a monthly car allowance of $1,800.

Mr. Larson is subject to noncompetition and nonsolicitation restrictions during the term of the employment agreement and for a period of two years following Mr. Larson’s termination of employment. The employment agreement also includes a provision relating to non-disclosure of confidential information.

The agreement allows for certain payments and benefits upon termination, death, disability and a change in control as described in “—Termination, Severance and Change of Control Arrangements—Employment Agreement with Timothy M. Larson”.

Change in control agreements. On May 10, 2007, Holdings and the Company entered into a change in control severance agreement with each of Paul Carousso, Vice President, Finance, and Marie Hlavaty, Vice President, General Counsel. The change in control agreements are effective for an initial term extending to December 31, 2009 and automatic one-year renewal terms thereafter unless either we or the executive upon notice elects not to extend the agreement, provided that the change in control agreements shall remain in effect for a period of two years following a change in control (as defined in the agreements) occurring during the term. The agreements allow for certain payments and benefits upon a change in control as described in “—Termination, Severance and Change of Control Arrangements – Arrangements with Paul B. Carousso and Marie D. Hlavaty.”

Agreement with John Van Horn. In the fall of 2008, John Van Horn’s duties changed such that he is no longer responsible for our Arcade and Lehigh Direct businesses and in connection with such transition, Mr. Van Horn ceased to be an executive officer of Visant. Mr. Van Horn currently serves in the role of President for our Visant Marketing Services business. We entered into a letter agreement with Mr. Van Horn outlining certain terms of his employment with us, which is described in “—Termination, Severance and Change of Control Arrangements—John Van Horn”.

Outstanding Equity Awards at January 3, 2009

The following table presents information regarding unexercised stock options and unvested restricted stock, as well as units under the LTIP, as of January 3, 2009 (giving effect to vesting for fiscal year 2008) by each named executive officer.

	Option Awards						Stock Awards			Unit Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (5)	Option Exercise Price ($) (6)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (9)	Equity-based Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (10)	Equity-based Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Marc L. Reisch	880	—		—	$30.09	1/20/2014	—		$—	—	—
	115,630	4,735	(3)	7,101	$39.07	10/4/2014	—		$—	—	—
	—	—		—	$—		—		$—	10,000	(11)

Paul B. Carousso	8,429	373	(4)	563	$39.07	3/17/2015	—		$—	—	—
	—	—		—	$—		—		$—	2,000	(11)
	—	—		—	$—		600	(7)	$125,250	—	—

Marie D. Hlavaty	16,857	749	(4)	1,124	$39.07	3/17/2015	—		$—	—	—
	—	—		—	$—		—		$—	2,500	(11)
	—	—		—	$—		1,000	(7)	$208,750	—	—

Timothy M. Larson	2,552	—		—	$30.09	1/20/2014	—		$—	—	—
	14,985	248	(4)	1,416	$39.07	12/31/2015	—		$—	—	—
	—	—		—	$—		—		$—	6,500	(12)

John Van Horn	—	—		—	$—		3,000	(8)	$626,250	—	—

(1)	Represents options that are vested and exercisable but not yet exercised.
(2)	Represents options that remain unvested and unexercisable as of January 3, 2009 and which will vest based on the passage of time and the executive’s continued service or an earlier change in control.
(3)	Vests as of December 31, 2009.
(4)	Vests as of January 2, 2010.
(5)	Represents options that remain unvested and unexercisable as of January 3, 2009 and which will vest in full as of the end of fiscal year 2009 based on certain 2009 annual performance measures being met. See “—Equity-based Compensation” for a discussion of “performance options”.
(6)	There is no established public trading market for the Holdings Class A Common Stock, and therefore, the exercise prices listed in this column represent the fair market value of a share of the Holdings Class A Common Stock, as determined by the Compensation Committee of the Board of Directors, based on an independent third party valuation, as of the grant date of the option (in each case the original option exercise price was adjusted in April 2006 in connection with the special dividend paid on Holdings Class A Common Stock).
(7)	The restricted stock will vest in full on January 15, 2010, subject to the executive’s continued service. The restricted stock is subject to accelerated vesting in the event of certain termination of employment events, namely, a termination by us without cause, a termination by the executive with good reason, on the executive’s death or disability, or upon a change in control. The accelerated vesting provisions of the restricted stock award are further described under “—Termination, Severance, and Change of Control Arrangements”.
(8)	The restricted stock vested in full on January 15, 2009.
(9)	There is no established public trading market for the Holdings Class A Common Stock. For purposes of this table, the market value of shares that have not vested is calculated based on the fair market value of Holdings Class A Common Stock of $208.75 per share as of January 3, 2009, as determined by the Compensation Committee of the Board of Directors under the 2004 Plan based on an independent third party valuation.
(10)	The amounts reported in this column represent the target award units granted in 2008 that underlie the LTIP.
(11)	The LTIP target unit award granted to the executive consists of performance vesting units, and no units will vest unless we achieve a minimum threshold trailing twelve months’ EBITDA target as of the last day of our fiscal quarter ended closest to June 30, 2010 (the “measurement date”) and with certain exceptions subject to the executive’s continued employment through such date. Depending on the performance level achieved at or above the minimum threshold, 50% (threshold), 100% (target) or 200% (maximum) of the target LTIP units will vest on the measurement date. Subject to these vesting conditions, the award is settled in cash, in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of LTIP units in which the executive vests based on the achievement of the performance targets. A description of the LTIP unit award, including vesting in connection with a termination following a change in control, is included in “—Equity-based Incentive Plan”.
(12)

The LTIP target unit award granted to Mr. Larson consists of 1,950 time vesting units and 4,550 performance vesting units. None of the performance vesting units will vest unless Jostens achieves a minimum threshold trailing twelve months’ EBITDA target on the measurement date, and with certain exceptions subject to Mr. Larson’s continued employment through such date. Depending on the performance level achieved at or above the minimum threshold, 50% (threshold), 100% (target) or 200% (maximum) of the target LTIP performance vesting units will vest on the measurement date. The time vesting units will vest based on Mr. Larson’s continued employment through the measurement date. Subject to these vesting conditions, the award is settled in cash, in an amount equal to the fair market value of one share of Class A Common Stock as of the vesting date multiplied by the number of LTIP units in which the executive vests based on the achievement of the performance targets, in the case of performance vesting units, or the passage of time, in the case of time vesting units. A description of the LTIP unit award, including vesting in connection with a termination following a change in control, is included in “—Equity-based Incentive Plan”.

Option Exercises and Stock Vested in 2008

There were no stock options exercised or restricted stock awards which vested during the 2008 fiscal year.

Pension Benefits in 2008

The following table presents the present value of accumulated pension benefits as of January 3, 2009.

Pension Benefits

	Jostens Pension Plan (1)			Jostens ERISA Excess Plan			Supplemental Executive Retirement Plan (SERP)			Reisch Contractual Retirement Benefit
Name	Number of Years Credited Service (#)	Present Value of Accumu- lated Benefits ($) (2)	Payments During Last Fiscal Year ($)	Number of Years Credited Service (#)	Present Value of Accumu- lated Benefits ($) (2)	Payments During Last Fiscal Year ($)	Number of Years Credited Service (#)	Present Value of Accumu- lated Benefits ($) (2)	Payments During Last Fiscal Year ($)	Number of Years Credited Service (#)	Present Value of Accumu- lated Benefits ($) (2)	Payments During Last Fiscal Year ($)
Marc L. Reisch	4.2	$47,873	$—	4.2	$338,854	$—	4.2	$443,496	$—	N/A	$191,041	$—
Paul B. Carousso	4.2	$20,064	$—	4.2	$12,689	$—	4.2	$55,318	$—	N/A	N/A	N/A
Marie D. Hlavaty	4.2	$30,830	$—	4.2	$39,900	$—	4.2	$111,522	$—	N/A	N/A	N/A
Timothy M. Larson	14.3	$48,727	$—	14.3	$59,319	$—	5.0	$111,890	$—	N/A	N/A	N/A
John Van Horn	4.2	$93,121	$—	4.2	$135,824	$—	N/A	N/A	N/A	N/A	N/A	N/A

N/A- Not applicable

(1)	Messrs. Reisch, Carousso, Larson and Van Horn and Ms. Hlavaty participate in Plan D (which was merged into Plan C on December 31, 2008).
(2)	The present value of accumulated benefits is determined using the assumptions disclosed in Note 15, Benefit Plans, to our consolidated financial statements and is net of any benefit to be received under any other qualified or non-qualified retirement plans.

Jostens maintains a tax-qualified, non-contributory pension plan, Pension Plan D (“Plan D”), which provides benefits for certain salaried employees. Plan D was merged into Pension Plan C on December 31, 2008, but the benefit formula remained the same after the merger. Jostens also maintains an unfunded supplemental retirement plan (the “Jostens ERISA Excess Plan”). Benefits earned under the pension plan may exceed the level of benefits that may be paid from a tax-qualified plan under the Internal Revenue Code. The Jostens ERISA Excess Plan pays the benefits that would have been provided from the pension plan but cannot because they exceed the level of benefits that may be paid from a tax-qualified plan under the Code.

For the pension plan and the Jostens ERISA Excess Plan:

•

Normal retirement age is 65 with at least five years of service, while early retirement is allowed at age 55 with at least ten years of service. Employees who retire prior to age 65 are subject to an early retirement factor adjustment based on their age at benefit commencement. The reduction is 7.8% for each year between ages 62 and 65 and 4.2% for each year between 55 and 62.

•	The vesting period is five years or attainment of age 65.

•

The formula to determine retirement income benefits prior to January 1, 2006 (the grandfathered benefit) was based on a participant’s highest average annual cash compensation (W-2 earnings, excluding certain long term incentives and certain taxable allowances such as moving allowance) during any five consecutive calendar years, years of credited service (to a maximum of 35 years) and the Social Security covered compensation table in effect as of retirement. The grandfathered benefit formula is 0.85% of average annual salary up to Social Security covered compensation plus 1.50% of average annual salary in excess of Social Security covered compensation times years of benefit service (up to 35 maximum). Only those employees age 45 and over with more than 15 years of service as of December 31, 2005 are entitled to earn the grandfathered benefit formula for service after December 31, 2005. None of the named executive officers are eligible for the grandfathered benefit formula for service after December 31, 2005.

•

Effective January 1, 2006, the formula to determine an employee’s retirement income benefits for future service under the plan changed for employees under age 45 with less than 15 years of service as of December 31, 2005 (non-grandfathered participants). Benefits earned under the grandfathered benefit formula prior to January 1, 2006 are retained and only benefits earned for future years are calculated under the revised formula. The formula for benefits earned after January 1, 2006 for the non-grandfathered participants is based on 1% of a participant’s cash compensation (W-2 compensation) for each year or partial year of benefit service beginning January 1, 2006.

•	The methods of payment upon retirement include, but are not limited to, life annuity, 50%, 75% or 100% joint and survivor annuity and life annuity with ten year certain.

•

There is a cap on the maximum annual salary that can be used to calculate the benefit accrual allowable under the pension plan. Additional salary over the cap is used to calculate the accrued benefit under the Jostens ERISA Excess Plan. No more than $230,000 of salary could be recognized in 2008 under the pension plan and this limitation will increase periodically as established by the IRS.

We also maintain non-contributory unfunded supplemental retirement plans (“SERPs”) for certain named executive officers. Participants who retire after age 60 with at least seven calendar years of full-time employment service as an executive officer (as defined under the SERP) are eligible for a benefit equal to 1% of his/her base salary in effect at age 60, multiplied by the number of years in full-time employment as an executive officer, not to exceed 30 years. The result of the calculation is divided by 12 to arrive at a monthly benefit payment. Only service after age 30 and before age 60 is recognized under the SERP. If the employee’s employment is terminated for any reason other than death or total disability and after reaching age 55 and completing seven years of full-time employment service as an executive officer, but before reaching age 60, the employee shall be entitled to an early retirement benefit in equal monthly installments during his/her remaining lifetime, equal to 1% of the employee’s base salary in effect at termination, multiplied by the employee’s years of full-time employment service, not to exceed 30 years (the “Early Vested Retirement Benefit”). In the event of a change in control, a participant is deemed to have completed at least seven years of service as an executive officer. The SERP provides a pre-retirement death benefit such that, if the employee dies prior to his total disability or termination of employment and before satisfying the age and service requirements, the employee’s beneficiary will receive a lump sum payment equal to twice the employee’s base salary in effect at the time of death or at the time of termination if there was a termination due to total disability.

Under the terms of our employment agreement with Marc L. Reisch, if Mr. Reisch’s employment terminates for any reason after December 31, 2009, he is entitled to a retirement benefit, which constitutes an annual lifetime retirement benefit commencing on the later of the date of his employment termination for any reason or the date he achieves age 60. The benefit is equal to, generally, 10% of the average of Mr. Reisch’s (1) base salary and (2) annual bonuses payable over the five fiscal years ended prior to his termination, plus 2% of such average compensation (prorated for any partial years) earned for each additional year of service accruing after December 31, 2009, less benefits paid under the other qualified or non-qualified retirement plans. The vesting of this benefit would accelerate upon a “change in control” of the Company, upon Mr. Reisch’s death or disability, or upon termination of Mr. Reisch’s employment by us without cause, or by his resignation for good reason (including if we do not renew the employment agreement). Also, under the employment agreement, at such time as Mr. Reisch vests in the foregoing retirement benefit, Mr. Reisch and his eligible dependents will be eligible for welfare benefits which are equivalent to the then current programs offered to active salaried employees. Coverage ends after the earlier of age 65 or the date on which he becomes eligible for comparable coverage from a subsequent employer, and in the case Mr. Reisch has vested in the retirement benefit explained above on account of his death, his then spouse is entitled to receive the post-retirement medical benefits until the date on which Mr. Reisch would, but for his death, have attained age 65.

Under the agreement, a “change in control” means:

•	the sale of all or substantially all of our assets other than to KKR or DLJMBP III or any of their affiliates;

•

a sale by KKR and DLJMBP III or their affiliates resulting in more than 50% of the voting stock of the Company being held by a “person” or “group” (as such terms are used in the Exchange Act) that does not include KKR or DLJMBP III or their affiliates, if the sale results in the inability of KKR and DLJMBP III and certain of their affiliates to elect a majority of the members of our board of directors or the board of directors of the resulting entity; or

•

a merger or consolidation of us into another person which is not an affiliate of either of KKR and DLJMBP III, if the merger or consolidation results in the inability of KKR or DLJMBP III and certain of their affiliates to elect a majority of the members of our board of directors or the board of directors of the resulting entity.

Nonqualified Deferred Compensation for 2008

None of the named executive officers receives any nonqualified deferred compensation.

Termination, Severance and Change of Control Arrangements

Employment Agreement with Marc L. Reisch

Termination by us for Cause or by Mr. Reisch without Good Reason. Under the employment agreement between us and Mr. Reisch, termination for “cause” requires the affirmative vote of two-thirds of the members of our Board (or such higher percentage or procedures required under the 2004 Stockholders Agreement) and may be based on any of the following:

•	Mr. Reisch’s willful and continued failure to perform his material duties which continues beyond ten days after a written demand for substantial performance is delivered to Mr. Reisch by us;

•	the willful or intentional engaging in conduct that causes material and demonstrable injury, monetarily or otherwise, to us or KKR and DLJMBP III or their affiliates;

•	the commission of a crime constituting a felony under the laws of the United States or any state thereof or a misdemeanor involving moral turpitude; or

•

a material breach by Mr. Reisch of the employment agreement, the management stockholder’s agreement, the sale participation agreement, or the stock option agreement or restricted stock award agreement entered into in connection with the employment agreement, including, engaging in any action in breach of restrictive covenants contained in the employment agreement, which continues beyond ten days after a written demand to cure the breach is delivered by us to Mr. Reisch (to the extent that, in our Board’s reasonable judgment, the breach can be cured).

Under the employment agreement between us and Mr. Reisch, Mr. Reisch is required to provide 60 days’ advance written notice of any termination of his employment by him for good reason. “Good reason” means:

•

a reduction in Mr. Reisch’s rate of base salary or annual incentive compensation opportunity (other than a general reduction in base salary or annual incentive compensation opportunities that affect all members of our senior management equally, which general reduction will only be implemented by our Board after consultation with Mr. Reisch);

•

a material reduction in Mr. Reisch’s duties and responsibilities, an adverse change in Mr. Reisch’s titles of chairman and chief executive officer or the assignment to Mr. Reisch of duties or responsibilities materially inconsistent with such titles; however, none of the foregoing will be deemed to occur by virtue of the removal of Mr. Reisch from the position of chairman of the board following the completion of a public offering of the Holdings Class A Common Stock meeting certain specified criteria; or

•	a transfer of Mr. Reisch’s primary workplace by more than 50 miles outside of Armonk, New York.

Notwithstanding the foregoing, “good reason” will not be deemed to exist unless Mr. Reisch provides us with written notice setting forth the event or circumstances giving rise to the good reason and we fail to cure such event or circumstance within 30 days following the date of such notice.

If Mr. Reisch’s employment were terminated by us for cause or by Mr. Reisch without good reason, he would be entitled to receive a lump sum payment, which includes the amount of any earned but unpaid base salary, earned but unpaid annual bonus for a previously completed fiscal year, and accrued and unpaid vacation pay as well as reimbursement for any unreimbursed business expenses, all as of the date of termination. In addition, Mr. Reisch would receive the supplemental retirement benefit described in the narrative following the Pension Benefits table (if termination occurs after December 31, 2009) and the transfer of the life insurance policy described under “—Employment Agreements and Arrangements—Employment Agreement with Marc L. Reisch” such that Mr. Reisch may assume the policy at his own expense. Also, Mr. Reisch would receive any employee benefits that he may be entitled to under the applicable welfare benefit plans, fringe benefit plans and qualified and nonqualified retirement plans then in effect upon termination of employment to the date of termination.

Termination by us without Cause or by Mr. Reisch for Good Reason. The employment agreement also provides that if Mr. Reisch is terminated by us without cause (which includes our nonrenewal of the agreement for any additional one-year period, as described above but excludes death or disability) or if he resigns for good reason, he will be entitled to receive, in addition to the amounts and benefits described above in connection with a termination by us for cause or by Mr. Reisch without good reason:

•

(1) a lump sum payment equal to the prorated (based on the number of days in the applicable fiscal year in which Mr. Reisch was employed) annual bonus for the year of termination that he otherwise would have been entitled to receive had he remained employed, paid at such time such annual bonus would otherwise be payable and (2) an amount equal to two times the sum of (a) Mr. Reisch’s then annual base salary plus (b) his target bonus for the year of termination, payable in equal monthly installments over the 24-month period following the date of termination; and

•

continued participation in welfare benefit plans (on the same terms in effect for active employees) until the earlier of two years after the date of termination or the date that Mr. Reisch becomes covered by a similar plan maintained by any subsequent employer, or cash in an amount that allows him to purchase equivalent coverage for the same period.

Disability or Death. In the event that Mr. Reisch’s employment is terminated due to his death or disability (defined in the employment agreement as being unable to perform his duties due to physical or mental incapacity for six consecutive months or nine months in any consecutive 18-month period), Mr. Reisch (or his estate, as the case may be) will be entitled to receive, in addition to the amounts described above in connection with a termination by us for cause or by Mr. Reisch without good reason, a lump sum payment equal to the prorated (based on the number of days in the applicable fiscal year in which Mr. Reisch was employed) portion of the annual bonus, if any, Mr. Reisch would have been entitled to receive for the year of termination, payable within 15 days after the date of termination.

Supplemental Retirement Benefit. The vesting of the supplemental retirement benefit granted to Mr. Reisch under his employment agreement upon certain change in control, termination or resignation events is described under “—Employment Agreements and Arrangements—Employment Agreement with Marc L. Reisch”.

Additional Post-Termination Medical Benefits. At the time the supplemental retirement benefit described above vests, Mr. Reisch and his dependents would be provided with medical benefits, on the same terms as would have applied had Mr. Reisch continued to be employed by us, until the earlier of (1) the date on which Mr. Reisch attains age 65 or (2) Mr. Reisch becomes eligible to receive comparable coverage from a subsequent employer. If vesting in the supplemental retirement benefit were to occur on account of Mr. Reisch’s death, then Mr. Reisch’s then-spouse would be entitled to receive the post-retirement medical benefits until the date on which Mr. Reisch would, but for his death, have attained age 65.

Gross-Up Payments for Excise Taxes. Under the terms of the employment agreement, if it is determined that any payment, benefit or distribution to or for the benefit of Mr. Reisch would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code by reason of being “contingent on a change in ownership or control” of his employer within the meaning of Section 280G of the Code, or any interest or penalties are incurred by Mr. Reisch with respect to the excise tax, subject to certain notice and other requirements, then Mr. Reisch would be entitled to receive an additional payment or payments, or a “gross-up payment”. The gross-up payment would be equal to an amount such that after payment by Mr. Reisch of all taxes (including any interest or penalties imposed relating to such taxes), Mr. Reisch would retain an amount equal to the excise tax (including any interest and penalties) imposed.

Acceleration of Options Upon Change in Control. In the event of a change in control of the Company, the vesting of Mr. Reisch’s time options will accelerate in full, and the vesting of his performance options may accelerate if certain performance targets have been achieved.

Code Section 409A. Payments which Mr. Reisch may be entitled to under the employment agreement may be subject to deferral for a period of time under Section 409A of the Code, as may be necessary to prevent any acceleration or additional tax under Section 409A.

Post-termination Payments. The information below is provided to disclose hypothetical payments to Marc L. Reisch under various termination scenarios, assuming, in each situation, that Mr. Reisch was terminated on January 3, 2009 (and excluding any amounts accrued as of the date of termination). All amounts are stated in gross before taxes and withholding.

Post-Termination Payments

Marc L. Reisch

	Voluntary Termination Without Good Reason or Involuntary Termination for Cause ($)	Voluntary Termination With Good Reason or Involuntary Termination Without Cause ($)		Termination in Connection with a Change in Control ($) (9)		Disability ($)		Death ($)
Severance	$—	$3,800,000	(5)	$3,800,000	(5)	$—		$—
Annual Incentive	$—	$1,000,000	(6)	$1,000,000	(6)	$1,000,000	(6)	$1,000,000	(6)
Long-Term Incentive Award	$—	$—		$2,087,500	(10)	$—		$—
Stock Options	(3)	(7)		$2,008,332	(11)	(12)		(12)
Incremental Pension Benefits (1)	$—	$—		$—		$—		$883,736	(13)
Continuation of Welfare Benefits	$—	$23,940	(8)	$23,940	(8)	$—		$—
Additional Post-Termination Medical Benefits (2)	$73,568	$73,568		$73,568		$73,568		$51,154
Insurance	(4)	(4)		(4)		(4)		(4)

(1)	Represents the net increase in the actuarial present value of accumulated benefits under the pension plan, the Jostens Excess ERISA Plan, the SERP and the additional supplemental retirement benefit under the employment agreement with Mr. Reisch over the aggregate actuarial present value of accumulated benefits reported in the Pension Benefits table (determined using the assumptions disclosed in Note 15, Benefit Plans, to our consolidated financial statements).
(2)	Represents the present value of the additional post-termination retiree medical benefits under Mr. Reisch’s employment agreement, determined using the assumptions disclosed in Note 15, Benefit Plans, to our consolidated financial statements.
(3)	No additional options would be vested as a result of termination. Vested options will terminate without payment.
(4)	Assumes the $10 million life insurance policy is transferred to Mr. Reisch, with future premiums to be paid by Mr. Reisch.
(5)	Payments due to Mr. Reisch in connection with a termination without cause or for good reason following a change in control equal two times the sum of Mr. Reisch’s annual base salary as of January 3, 2009 plus his target bonus for the year of termination, payable in 24 equal monthly installments.
(6)	Payable as a lump sum in connection with a termination without cause or for good reason or in the case of death or disability.
(7)	No additional options would be vested as a result of termination (other than options vested for the completed fiscal year upon determination of performance targets being met); vested options will be subject to call by us, at our option, for payment at the excess of fair market value of a share of Holdings Class A Common Stock over the exercise price for each option.
(8)	The table reflects the 2009 monthly premium payable by us for medical, dental and vision benefits in which Mr. Reisch and his dependents participated at January 3, 2009, multiplied by 24 months.
(9)	Subject to certain notice and other requirements, Mr. Reisch would be entitled to an additional payment (a gross-up) in the event it shall be determined that any payment, benefit or distribution (or combination thereof) by us for his benefit (whether paid or payable or distributed or distributable pursuant to the terms of our employment agreement with Mr. Reisch, or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement, including without limitation any stock option, restricted stock, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing) would be subject to the excise tax imposed by Section 4999 of the Code by reason of being “contingent on a change in ownership or control” of us, within the meaning of Section 280G of the Code or any interest or penalties are incurred by Mr. Reisch with respect to the excise tax. The payment would be in an amount such that after payment by Mr. Reisch of all taxes (including any interest or penalties imposed with respect to those taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and the excise tax imposed upon the gross-up available to cause the imposition of such taxes to be avoided, Mr. Reisch retains an amount equal to the excise tax (including any interest and penalties) imposed. However, there may be certain statutory exemptions based on our being a privately held Company that would avoid the imposition of the excise tax.
(10)	Payable as a lump sum. Value calculated is based on $208.75 per share (the fair market value of a share of Holdings Class A Common Stock, as determined by the Compensation Committee of the Board of Directors, as of January 3, 2009 based on an independent third party valuation) multiplied by the number of target LTIP units. Assumes a termination without cause, for good reason or due to death or disability has occurred within twelve months following a change in control. For more information, refer to “—Equity-based Incentive Plan”.
(11)	Value calculated is the gain based on $208.75 per share net of exercise prices. Assumes accelerated vesting of all performance options.
(12)	No additional options would be vested as a result of termination for death or disability, vested options will be subject to call by us, at our option, at the excess of the fair market value of a share of Holdings Class A Common Stock over the exercise price, or at the option of Mr. Reisch or his estate, subject to put to us at the same spread.

(13)	The SERP provides a pre-retirement death benefit such that, if the employee dies prior to his total disability or termination of employment and before satisfying the age and service requirements, the employee’s beneficiary will receive a lump sum payment equal to twice the employee’s base salary in effect at the time of death or at the time of termination if there was a termination due to total disability.

Employment Agreement with Timothy M. Larson

Termination by us for Cause or by Mr. Larson without Good Reason. Under the employment agreement between us and Mr. Larson, termination by us for “cause” may be based on any of the following:

•	Mr. Larson’s willful and continued failure to perform his material duties which continues beyond ten days after a written demand for substantial performance is delivered to Mr. Larson by us;

•	the willful or intentional engaging in conduct that causes material and demonstrable injury, monetarily or otherwise, to us or KKR and DLJMBP III or their affiliates;

•	the commission of a crime constituting a felony under the laws of the United States or any state thereof or a misdemeanor involving moral turpitude; or

•

a material breach by Mr. Larson of the employment agreement, the management stockholder’s agreement, the sale participation agreement or the long term incentive agreement to be entered into in connection with the employment agreement including, engaging in any action in breach of restrictive covenants contained in the employment agreement, which continues beyond ten days after a written demand to cure the breach is delivered by us to Mr. Larson (to the extent that, in our Board’s reasonable judgment, the breach can be cured).

Also as defined in the employment agreement, “good reason” means:

•

a reduction in Mr. Larson’s rate of base salary or annual incentive compensation opportunity (other than a general reduction in base salary or annual incentive compensation that affects all members of our senior management in substantially the same proportion, provided that Mr. Larson’s base salary is not reduced by more than 10%);

•

a substantial reduction in Mr. Larson’s duties and responsibilities, an adverse change in Mr. Larson’s titles of president and chief executive officer of Jostens or the assignment to Mr. Larson of duties or responsibilities substantially inconsistent with such titles; or

•	a transfer of Mr. Larson’s primary workplace by more than 50 miles outside of Bloomington, Minnesota.

If Mr. Larson’s employment were terminated by us for cause or by Mr. Larson without good reason, he would be entitled to receive a lump sum payment, which includes the amount of any earned but unpaid base salary, earned but unpaid annual bonus for the previously completed fiscal year, and accrued and unpaid vacation pay as well as reimbursement for any unreimbursed business expenses, all as of the date of termination. Also, Mr. Larson would receive any employee benefits that he may be entitled to under the applicable welfare benefit plans, fringe benefit plans and qualified and nonqualified retirement plans then in effect upon termination of employment to the date of termination.

Termination by us without Cause or by Mr. Larson for Good Reason. If Mr. Larson is terminated by us without cause (which includes our nonrenewal of the agreement for any additional one-year period, as described above but excludes death or disability) or if he resigns for good reason, he will be entitled to receive, in addition to the amounts and benefits described above in connection with a termination by us for cause or by Mr. Larson without good reason:

•

(1) a lump sum payment equal to the prorated (based on the number of days in the applicable fiscal year in which Mr. Larson was employed) portion of the annual bonus, if any, Mr. Larson would have been entitled to receive for the year of termination had he remained employed, paid at such time such annual bonus would otherwise be payable (the “Pro-Rata Bonus”), and (2) subject to his continued

compliance with the restrictive covenants and his execution of a release of claims, an amount equal to the sum of (a) 24 months’ base salary at the rate in effect immediately prior to the date of termination plus (b) two times his target bonus for the year of termination, payable in equal monthly installments over the 24-month period following the date of termination; and

•

continued participation in health and welfare benefit plans (on the same terms as in effect for active employees) until the earlier of 24 months after the date of termination or the date that Mr. Larson becomes eligible for comparable coverage by any subsequent employer.

Disability or Death. In the event that Mr. Larson’s employment is terminated due to his death or disability (defined in the employment agreement as being unable to perform his duties due to physical or mental incapacity for six consecutive months or nine months in any consecutive 18-month period), Mr. Larson (or his estate, as the case may be) will be entitled to receive, in addition to the amounts described above in connection with a termination by us for cause or by Mr. Larson without good reason, the Pro-Rata Bonus.

Acceleration of Options Upon Change in Control. In the event of a change in control of the Company, the vesting of Mr. Larson’s time options will accelerate in full, and the vesting of his performance options may accelerate if specified performance targets have been achieved.

Code Section 409A. Payments which Mr. Larson may be entitled to under the employment agreement may be subject to deferral for a period of time under Section 409A of the Code, as may be necessary to prevent any acceleration or additional tax under Section 409A.

Post-termination Payments. The information below is provided to disclose hypothetical payments to Timothy M. Larson under various termination scenarios, assuming, in each situation, that Mr. Larson was terminated on January 3, 2009 (and excluding any amounts accrued as of the date of termination). All amounts are stated in gross before taxes and withholding.

Post-Termination Benefits

Timothy M. Larson

	Voluntary Termination without Good Reason or Involuntary Termination for Cause ($)	Voluntary Termination with Good Reason or Involuntary Termination without Cause ($)		Termination in Connection with a Change in Control ($)		Disability ($)		Death ($)
Severance	$—	$2,600,000	(4)	$2,600,000	(4)	$—		$—
Annual Incentive	$—	$830,000	(5)	$830,000	(5)	$830,000	(5)	$830,000	(5)
Long-term Incentive Award	$—	$—		$1,356,875	(7)	$—		$—
Stock Options	(3)	(6)		$282,348	(8)	(9)		(9)
Incremental Pension Benefits (1)	$—	$—		$9,554		$724,455		$1,138,026	(10)
Continuation of Welfare Benefits (2)	$—	$23,940		$23,940		$—		$—

(1)	Represents the net increase in the actuarial present value of accumulated benefits under the pension plan, the Jostens Excess ERISA Plan and the SERP over the aggregate actuarial present value of accumulated benefits reported in the Pension Benefits table (determined using the assumptions disclosed in Note 15, Benefit Plans, to our consolidated financial statements).
(2)	The table reflects the 2009 monthly premium payable by us for medical, dental and vision benefits in which Mr. Larson and his dependents participated at January 3, 2009, multiplied by 24 months.
(3)	No additional options would be vested as a result of termination. Vested options will terminate without payment.
(4)	Payments due to Mr. Larson in connection with a termination without cause or for good reason following a change in control equal the sum of 24 months’ base salary at the rate in effect immediately prior to January 3, 2009 plus two times Mr. Larson’s target bonus for the year of termination, payable in 24 equal monthly installments.

(5)	Payable as a lump sum in connection with a termination without cause or for good reason or in the case of death or disability.
(6)	No additional options would be vested as a result of termination (other than options vested for the completed fiscal year upon determination of performance targets being met); vested options will be subject to call by us, at our option, for payment at the excess of fair market value of a share of Holdings Class A Common Stock over the exercise price for each option.
(7)	Payable as a lump sum. Value calculated is based on $208.75 per share (the fair market value of a share of Holdings Class A Common Stock, as determined by the Compensation Committee of the Board of Directors, as of January 3, 2009 based on an independent third party valuation) multiplied by the number of target LTIP units. Assumes a termination without cause, for good reason or due to death or disability has occurred within twelve months following a change in control. For more information, refer to “—Equity-based Incentive Plan”.
(8)	Value calculated is the gain based on $208.75 per share net of exercise prices. Assumes accelerated vesting of all performance options.
(9)	No additional options would be vested as a result of termination for death or disability, vested options will be subject to call by us, at our option, at the excess of fair market value of a share of Holdings Class A Common Stock over exercise price, or at the option of Mr. Larson or his estate, subject to put to us at the same spread.
(10)	The SERP provides a pre-retirement death benefit such that, if the employee dies prior to his total disability or termination of employment and before satisfying the age and service requirements, the employee’s beneficiary will receive a lump sum payment equal to twice the employee’s base salary in effect at the time of death or at the time of termination if there was a termination due to total disability.

Arrangements with Paul B. Carousso and Marie D. Hlavaty

Change in Control Severance Agreements. The change in control severance agreements between us and each of Paul B. Carousso, Vice President, Finance, and Marie D. Hlavaty, Vice President, General Counsel, provide for severance payments and benefits to the executive if, during the term of the agreement, his or her employment is terminated without cause or if the executive resigns with good reason within two years following a change in control. A “change in control” is defined as: (1) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdings to an unaffiliated person; (2) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdings being held by an unaffiliated person; or (3) a merger, consolidation, recapitalization or reorganization of Holdings with or into an unaffiliated person, in each case if and only if any such event listed in clauses (1) through (3) above results in the inability of the Sponsors, or any member or members of the Sponsors, to designate or elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The change in control agreements are effective for an initial term extending to December 31, 2009 and automatic one-year renewal terms thereafter unless either we or the executive upon notice elects not to extend the agreement, provided that the agreements shall remain in effect for a period of two years following a change in control during the term.

Under the change in control agreements, “cause” may be based on any of the following: the executive’s willful and continued failure to perform his or her material duties which continues beyond ten days after a written demand for substantial performance is delivered to the executive by us; the willful or intentional engaging in conduct that causes material and demonstrable injury, monetarily or otherwise, to us or KKR and DLJMBP III or their affiliates; the commission of a crime constituting a felony under the laws of the United States or any state thereof or a misdemeanor involving moral turpitude; or a material breach by the executive of the change in control agreement or any other agreement, including engaging in any action in breach of restrictive covenants which continues beyond ten days after a written demand to cure the breach is delivered by us to the executive (to the extent that, in our Board’s reasonable judgment, the breach can be cured).

Also under the change in control agreements, “good reason” means: a reduction in the executive’s base salary or annual incentive compensation (other than a general reduction in base salary that affects all members of our senior management in substantially the same proportion, provided that the executive’s base salary is not reduced by more than 10%); a substantial reduction or adverse change in the executive’s duties and responsibilities; a transfer of the executive’s primary workplace by more than fifty miles outside his or her current workplace; our failure to cause our successor to assume our obligations under the change in control severance agreement; or our failure, or our successor’s failure, to maintain the change in control agreement for a two-year period following a change in control.

The severance payments and benefits under the change in control agreements are in lieu of any other severance benefits except as required by law and include an amount equal to one times the sum of (1) the executive’s then current annual base salary and (2) the greater of (a) an amount equal to the executive’s annual cash bonus at target for the year of termination or (b) an amount equal to the average bonus rate paid to the executive for the two years prior to termination multiplied by the executive’s then current annual base salary, payable over the twelve months following the date of termination (subject to deferral for a period of time under Section 409A of the Internal Revenue Code, as amended, as may be necessary to prevent any accelerated or additional tax under Section 409A). In addition, the executive would be entitled to: a lump sum amount equal to his or her annual target bonus for the year of termination, provided if termination is prior to September 30th, the amount shall be pro-rated for the portion of the year the executive was employed, payable at the time payments are otherwise made under the bonus plan; continued coverage under our group health benefits for twelve months (or earlier if otherwise covered by subsequent employer comparable benefits), or if plans are terminated or coverage is not permissible under law, a cash stipend in an equivalent amount to what we would otherwise pay for such executive’s group health continuation; and any other vested and accrued benefits under plans in which he or she participates and unreimbursed business expenses prior to the date of termination.

The severance payments and benefits to be paid under the terms of the change in control agreements are subject to the executive entering into a severance agreement, including a general waiver and release of claims against us and our affiliates, and the executive’s continued compliance with the restrictive covenants to which the executives are otherwise bound pursuant to other agreements in place with us.

Acceleration of Options Upon Change in Control. Mr. Carousso and Ms. Hlavaty each hold time options that would immediately become vested and exercisable, and performance options which may accelerate, if specified performance targets have been achieved, all upon a change in control. See “—Equity-based Compensation”.

Accelerated Vesting of Restricted Stock. Mr. Carousso and Ms. Hlavaty hold 600 and 1,000 shares of restricted stock, respectively, that would vest upon a termination by us without cause (as defined under the respective change in control severance agreement), a termination by the executive with good reason (as defined under the respective change in control severance agreement), upon a change in control (as defined under the 2004 Plan) (whether or not his or her employment is terminated) or upon the executive’s disability or death. If one of the foregoing events had occurred on January 3, 2009, Mr. Carousso and Ms. Hlavaty would have become fully vested in the stock with a value based on the fair market value of a share of Class A Common Stock on such date of $208.75.

Post-termination Payments—Paul Carousso. The information below is provided to disclose hypothetical payments to Paul Carousso under various termination scenarios, assuming, in each situation, that Mr. Carousso was terminated on January 3, 2009 (and excluding any amounts accrued as of the date of termination). All amounts are stated in gross before taxes and withholding.

Post-Termination Benefits

Paul B. Carousso

	Voluntary Termination without Good Reason or Involuntary Termination for Cause ($)	Voluntary Termination with Good Reason or Involuntary Termination without Cause ($)	Termination in Connection with a Change in Control ($)		Disability ($)	Death ($)
Severance	$—	$—	$445,124	(6)	$—	$—
Annual Incentive	$—	$—	$151,938	(7)	$—	$—
Long-term Incentive Award	$—	$—	$417,500	(8)	$—	$—
Stock Options	(4)	(5)	$158,990	(9)	(10)	(10)
Restricted Stock (1)	$—	$125,250	$125,250		$125,250	$125,250
Incremental Pension Benefits (2)	$—	$—	$—		$3,587	$471,929	(11)
Continuation of Health Benefits (3)	$—	$—	$12,288		$—	$—

(1)	Represents $208.75 per share (the fair market value of a share of Holdings Class A Common Stock, as determined by the Compensation Committee of the Board of Directors, as of January 3, 2009 based on an independent third party valuation) multiplied by the number of shares of restricted stock granted to Mr. Carousso, subject to vesting.
(2)	Represents the net increase in the actuarial present value of accumulated benefits under the pension plan, the Jostens Excess ERISA Plan and the SERP over the aggregate actuarial present value of accumulated benefits reported in the Pension Benefits table (determined using the assumptions disclosed in Note 15, Benefit Plans, to our consolidated financial statements).
(3)	The table reflects the 2009 monthly premium payable by us for group health benefits in which Mr. Carousso and his dependents participated at January 3, 2009, multiplied by 12 months less the then applicable employee contribution.
(4)	No additional options would be vested as a result of termination. Vested options will terminate without payment.
(5)	No additional options would be vested as a result of termination (other than options vested for the completed fiscal year upon determination of performance targets being met); vested options will be subject to call by us, at our option, at the excess of fair market value of Holdings Class A Common Stock over the exercise price for each option.
(6)	Payments due to Mr. Carousso in connection with a termination without cause or for good reason following a change in control equal the sum of (a) Mr. Carousso’s annual base salary as of January 3, 2009 and (b) an amount equal to the average bonus rate paid to Mr. Carousso for the two years prior to termination multiplied by Mr. Carousso’s annual base salary as of January 3, 2009, payable over 12 months in equal installments in accordance with our normal payroll practices.
(7)	Payable as a lump sum in connection with a termination without cause or for good reason following a change in control.
(8)	Payable as a lump sum. Value calculated is based on $208.75 per share multiplied by the number of target LTIP units. Assumes a termination without cause, for good reason or due to death or disability has occurred within twelve months following a change in control. For more information, refer to “—Equity-based Incentive Plan”.
(9)	Value calculated is the gain based on $208.75 per share net of exercise prices. Assumes vesting of all performance options.
(10)	No additional options would be vested as a result of termination for death or disability, vested options will be subject to call by us, at our option, at the excess of fair market value of Holdings Class A Common Stock over exercise price, or at the option of Mr. Carousso or his estate, subject to put to us at the same spread.

(11)	The SERP provides a pre-retirement death benefit such that, if the employee dies prior to his total disability or termination of employment and before satisfying the age and service requirements, the employee’s beneficiary will receive a lump sum payment equal to twice the employee’s base salary in effect at the time of death or at the time of termination if there was a termination due to total disability (as defined in the SERP).

Post-termination Payments—Marie Hlavaty. The information below is provided to disclose hypothetical payments to Marie Hlavaty under various termination scenarios, assuming, in each situation, that Ms. Hlavaty was terminated on January 3, 2009 (and excluding any amounts accrued as of the date of termination). All amounts are stated in gross before taxes and withholding.

Post-Termination Benefits

Marie D. Hlavaty

	Voluntary Termination without Good Reason or Involuntary Termination for Cause ($)	Voluntary Termination with Good Reason or Involuntary Termination without Cause ($)	Termination in Connection with a Change in Control ($)		Disability ($)	Death ($)
Severance	$—	$—	$646,656	(6)	$—	$—
Annual Incentive	$—	$—	$202,125	(7)	$—	$—
Long-term Incentive Award	$—	$—	$521,875	(8)	$—	$—
Stock Options	(4)	(5)	$317,811	(9)	(10)	(10)
Restricted Stock (1)	$—	$208,750	$208,750		$208,750	$208,750
Incremental Pension Benefits (2)	$—	$—	$—		$1,700	$577,748	(11)
Continuation of Health Benefits (3)	$—	$—	$3,754		$—	$—

(1)	Represents $208.75 per share (the fair market value of a share of Holdings Class A Common Stock, as determined by the Compensation Committee of the Board of Directors, as of January 3, 2009 based on an independent third party valuation) multiplied by the number of shares of restricted stock granted to Ms. Hlavaty, subject to vesting.
(2)	Represents the net increase in the actuarial present value of accumulated benefits under the pension plan, the Jostens Excess ERISA Plan and the SERP over the aggregate actuarial present value of accumulated benefits reported in the Pension Benefits table (determined using the assumptions disclosed in Note 15, Benefit Plans, to our consolidated financial statements).
(3)	The table reflects the 2009 monthly premium payable by us for group health benefits in which Ms. Hlavaty participated at January 3, 2009, multiplied by 12 months less the then applicable employee contribution.
(4)	No additional options would be vested as a result of termination. Vested options will terminate without payment.
(5)	No additional options would be vested as a result of termination (other than options vested for the completed fiscal year upon determination of performance targets being met); vested options will be subject to call by us, at our option, at the excess of fair market value of Holdings Class A Common Stock over the exercise price for each option.
(6)	Payments due to Ms. Hlavaty in connection with a termination without cause or for good reason following a change in control equal the sum of (a) Ms. Hlavaty’s annual base salary as of January 3, 2009 and (b) an amount equal to the average bonus rate paid to Ms. Hlavaty for the two years prior to termination multiplied by Ms. Hlavaty’s annual base salary as of January 3, 2009, payable over 12 months in equal installments in accordance with our normal payroll practices.
(7)	Payable as a lump sum in connection with a termination without cause or for good reason following a change in control.

(8)	Payable as a lump sum. Value calculated is based on $208.75 per share multiplied by the number of target LTIP units. Assumes a termination without cause, for good reason or due to death or disability has occurred within twelve months following a change in control. For more information, refer to “—Equity-based Incentive Plan”.
(9)	Value calculated is the gain based on $208.75 per share net of exercise prices. Assumes vesting of all performance options.
(10)	No additional options would be vested as a result of termination for death or disability, vested options will be subject to call by us, at our option, at the excess of fair market value of Holdings Class A Common Stock over exercise price, or at the option of Ms. Hlavaty or her estate, subject to put to us at the same spread.
(11)	The SERP provides a pre-retirement death benefit such that, if the employee dies prior to her total disability or termination of employment and before satisfying the age and service requirements, the employee’s beneficiary will receive a lump sum payment equal to twice the employee’s base salary in effect at the time of death or at the time of termination if there was a termination due to total disability.

John Van Horn

In the fall of 2008, John Van Horn’s duties changed such that he is no longer responsible for our Arcade and Lehigh Direct businesses, and in connection with such transition, Mr. Van Horn ceased to be an executive officer of Visant. Mr. Van Horn currently serves in the role of President for our Visant Marketing Services business. In consideration of Mr. Van Horn’s entry into a severance agreement, including a general release of claims, and his affirmation of his restrictive covenant agreements under the equity agreements entered into with Holdings, including the previously executed management stockholder’s agreement, Mr. Van Horn will be paid severance following his separation with the Company, in an amount equal to 75% of the sum of (i) his 2009 base salary plus (ii) any bonus earned and paid under the annual cash incentive plan in respect of 2009, which severance allowance will be payable in equal installments over the nine months following Mr. Van Horn’s separation from Visant, subject to his continued compliance with the terms of the severance agreement.

John Van Horn holds 3,000 shares of restricted Class A Common Stock that vested on January 15, 2009 in accordance with the terms of the applicable restricted stock agreement between us and Mr. Van Horn. As of January 3, 2009, none of the shares of restricted stock was vested. If Mr. Van Horn had been terminated other than for cause, for good reason or due to death or a permanent disability or in the event of a change in control (as defined in the 2004 Plan) on or prior to January 3, 2009, Mr. Van Horn would have become fully vested in the stock with a value of $626,250.00, based on the fair market value of the stock on such date of $208.75 per share.

Director Compensation

Other than George M.C. Fisher, our employee and non-employee directors are not eligible to receive any cash compensation for their service as our directors. Mr. Fisher’s services as a director are not incidental to his engagement by our Sponsors, and he receives an annual fee of $50,000 in cash in consideration of his services. We reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in connection with attendance at Board and Board committee meetings.

As of January 3, 2009, the Class A Common Stock options previously granted to our current directors were fully vested and exercisable. Such outstanding options are as follows with respect to the number of underlying shares of Class A Common Stock: each of Messrs. Navab and Olson – 2,081 shares; and each of Messrs. Burgstahler, Pieper and Fisher – 3,122 shares. The options expire following the tenth anniversary of the grant date and are generally subject to the other terms of the equity incentive program applicable to other participants, including certain restrictions on transfer and sale. These options were granted at a fair market value of $96.10401 per share (the exercise price was reduced in connection with the dividend paid by Holdings to its stockholders on April 4, 2006, to $39.07 per share).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information regarding beneficial ownership of our Class A Common Stock and our Class C Common Stock as of May 20, 2009 by (1) each person we believe owns beneficially more than five percent of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers and (4) all directors and current executive officers as a group.

	Class A Voting Common Stock		Class C Voting Common Stock
Holder	Shares (1)	Percent of Class	Shares (1)		Percent of Class
KKR and related funds (2)	2,664,356	44.5%	1	(3)	100.0%
DLJMBP III and related funds (4)	2,664,357	44.5%	—		—
David F. Burgstahler (4)(8)	2,667,479	44.5%	—		—
Alexander Navab (2)(8)	2,666,437	44.5%	1	(3)	100.0%
Tagar C. Olson (2)(8)	2,666,437	44.5%	1	(3)	100.0%
Charles P. Pieper (4)(8)	2,667,479	44.5%	—		—
Jay Wilkins(4)	2,664,357	44.5%	—		—
George M.C. Fisher (2)(5)(6)(8)	6,244	*	—		—
Marc L. Reisch (7)(8)(10)	163,334	2.7%	—		—
Marie D. Hlavaty (7)(8)(9)	23,100	*	—		—
Paul B. Carousso (7)(8)(9)	11,551	*	—		—
Timothy M. Larson (7)(8)	17,537	*	—		—
John Van Horn (7)	8,203	*	—		—
Directors and executive officers (10 persons) as a group (2)(4)(5)(6)(7)(8)(9)(10)	5,560,885	90.3%	1	(3)	100.0%

*	Indicates less than one percent.
(1)	The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	Holdings’ shares shown as beneficially owned by KKR Millennium GP LLC reflect 2,664,356 shares of Holdings’ Class A common stock and one share of Holdings’ Class C common stock owned by Fusion Acquisition LLC. KKR Millennium Fund L.P. is the managing member of Fusion Acquisition LLC. KKR Millennium GP LLC is the general partner of KKR Associates Millennium L.P., which is the general partner of the KKR Millennium Fund L.P. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Michael M. Calbert, Scott C. Nuttall and William J. Janetschek, as members of KKR Millennium GP LLC, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Millennium GP LLC, but disclaim such beneficial ownership. Mr. Navab, who is a director of Holdings and Visant, disclaims beneficial ownership of any of the shares beneficially owned by affiliates of KKR. Mr. George M.C. Fisher and Mr. Tagar C. Olson are directors of Holdings and Visant and are a senior advisor and an executive, respectively, of KKR. Messrs. Fisher and Olson disclaim beneficial ownership of any shares beneficially owned by affiliates of KKR. The address of KKR Millennium GP LLC and Messr. Kravis, Raether, Golkin, Navab, Lipschultz, Nuttall, Janetschek and Olson is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019. The address of Messrs. Roberts, Michelson, Greene and Calbert is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025. The address of Messrs. Fisher, Huth, Gorenflos and Garaialde is c/o Kohlberg Kravis Roberts & Co. Ltd., Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, England.

(3)	The contribution agreement entered into in connection with the Transactions provided that KKR receive one share of Holdings’ Class C Common Stock, which, together with its shares of Holdings’ Class A Common Stock, provides KKR with approximately 49.0% of Holdings’ voting interest.
(4)	Includes 2,664,357 shares held by DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P., all of which form a part of CS’s Alternative Capital Division. The address for each of the foregoing is 11 Madison Avenue, New York, New York 10010, except that the address of the three “Offshore Partners” entities is c/o John B. Gosiraweg 14, Willemstad, Curacao, Netherlands Antilles. Each of Messrs. Charles P. Pieper and Jay Wilkins is a director of Holdings and Visant and an employee of CS’s Alternative Capital Division, of which DLJMBP III is a part, and he does not have sole or shared voting or dispositive power over shares shown as held by DLJMBP III and related funds, and therefore, does not have beneficial ownership of such shares and disclaims beneficial ownership. The address for Messrs. Pieper and Wilkins is 11 Madison Avenue, New York, NY 10010. Mr. Burgstahler was appointed by CS to serve as a director of Holdings and Visant. Mr. Burgstahler disclaims beneficial ownership of any of the shares beneficially owned by DLJMBP III and related funds. The address for Mr. Burgstahler is c/o Avista Capital Partners, 65 East 55th Street, 18th Floor, New York, NY 10022.
(5)	Includes 3,122 shares held by the JBW Irrevocable Trust over which Mr. Fisher exercises no investment or voting control. Mr. Fisher disclaims beneficial ownership of these shares. A family trust, of which Mr. Fisher’s wife serves as trustee, also has an indirect interest through a limited partnership that is an affiliate of Fusion, in less than one percent (1%) of the Class A common stock.
(6)	The address for Mr. George Fisher is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.
(7)	The address for Mr. Reisch, Mr. Carousso and Ms. Hlavaty is c/o Visant Holding Corp., 357 Main Street, Armonk, New York 10504. The address for Mr. Larson is c/o Jostens, Inc., 3601 Minnesota Drive, Suite 400, Minneapolis, MN 55435. The address for Mr. Van Horn is c/o Lehigh Direct, 1900 South 25th Avenue, Broadview, Illinois 60155.
(8)	Includes shares underlying stock options that are currently exercisable or will become exercisable within 60 days.
(9)	Excludes 1,000 and 600 restricted shares of Class A Common Stock granted to Ms. Hlavaty and Mr. Carousso, respectively, in April 2008 . These shares are subject to vesting on January 15, 2010 or earlier under certain circumstances. Ms. Hlavaty and Mr. Carousso, as record owners of these shares, are entitled to all rights of common stockholders, provided that any cash or in-kind dividends or distributions paid with respect to these restricted shares, which have not vested, shall be withheld by the Company and shall be paid to them only when the restricted shares are fully vested.
(10)	Includes 46,824 shares held by the Reisch Family LLC, of which Mr. Reisch is a member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Sponsors

Stockholders Agreement

In connection with the Transactions, we entered into a stockholders agreement (the “2004 Stockholders Agreement”) with an entity affiliated with KKR and entities affiliated with DLJMBP III (each an “Investor Entity” and together the “Investor Entities”) that provides for, among other things,

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a right of each of the Investor Entities to designate a certain number of directors to our board of directors for so long as they hold a certain amount of our common stock. Of the eight members of our board of directors, KKR and DLJMBP III each has the right to designate four of our directors (currently three KKR and two DLJMBP III designees serve on our board) with our Chief Executive Officer and President, Marc L. Reisch, as chairman;

•

certain limitations on transfer of our common stock held by the Investor Entities for a period of four years after the completion of the Transactions, after which, if we have not completed an initial public offering, any Investor Entity wishing to sell any of our common stock held by it must first offer to sell such stock to us and the other Investor Entities, provided that, if we complete an initial public offering during the four years after the completion of the Transactions, any Investor Entity may sell pursuant to its registration rights as described below;

•	a consent right for the Investor Entities with respect to certain corporate actions;

•

the ability of the Investor Entities to “tag-along” their shares of our common stock to sales by any other Investor Entity, and the ability of the Investor Entities to “drag-along” our common stock held by the other Investor Entities under certain circumstances;

•	the right of the Investor Entities to purchase a pro rata portion of all or any part of any new securities offered by us; and

•	a restriction on the ability of the Investor Entities and certain of their affiliates to own, operate or control a business that competes with us, subject to certain exceptions.

Pursuant to the 2004 Stockholders Agreement, an aggregate transaction fee of $25.0 million was paid to the Sponsors upon the closing of the Transactions.

Management Services Agreement

In connection with the Transactions, we entered into a management services agreement with the Sponsors pursuant to which the Sponsors provide certain structuring, consulting and management advisory services to us. Under the Agreement, during the term the Sponsors receive an annual advisory fee of $3.0 million, that is payable quarterly and which increases by 3% per year. We incurred $3.4 million and $3.2 million as advisory fees to the Sponsors for the years ended January 3, 2009 and December 29, 2007, respectively. The management services agreement also provides that we will indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of the Sponsors pursuant to, and the performance by the Sponsors of the services contemplated by, the management services agreement.

Registration Rights Agreement

In connection with the Transactions, we entered into a registration rights agreement with the Investor Entities pursuant to which the Investor Entities are entitled to certain demand and piggyback rights with respect to the registration and sale of our common stock held by them.

Other

We from time to time transact business with affiliates of our Sponsors. We have retained Capstone Consulting from time to time to provide certain of our businesses with consulting services primarily to identify and advise on potential opportunities to improve operating efficiencies and other strategic efforts within the businesses. We paid approximately $0.5 million in 2008 for the services provided by them with no payments made in 2007 and 2006. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone Consulting, KKR has provided financing to Capstone Consulting. In March 2005, an affiliate of Capstone Consulting invested $1.3 million in our Class A Common Stock and was granted 13,527 options to purchase our Class A Common Stock, with an exercise price of $96.10401 per share under the 2004 Stock Option Plan (the exercise price was reduced in connection with the dividend paid by Holdings to its stockholders on April 4, 2006, to $39.07 per share). As of the end of 2007, these options were fully vested and exercisable.

Further, an affiliate of Credit Suisse Securities (USA) LLC is a lender and agent in connection with Visant’s senior secured credit facilities, for which it receives customary fees and expenses.

We have from time to time used the services of Merrill Corporation for financial printing. During 2008, we paid Merrill less than $0.1 million for printing services. During 2007, we paid Merrill $0.1 million for services provided. DLJMBP has an ownership interest in Merrill. Additionally, Mr. John Castro, President and Chief Executive Officer of Merrill, is a former director of Holdings and retains certain equity in the form of stock options under the 2003 Plan. Further, Mr. Thompson Dean, who served as a member of our Board until January 16, 2007, also served on the board of directors of Merrill while he was a member of our Board.

We are party to an agreement with CoreTrust Purchasing Group (“CoreTrust”), a group purchasing organization, pursuant to which we may purchase products and services from certain vendors through CoreTrust on the terms established between CoreTrust and each vendor. An affiliate of KKR is party to an agreement with CoreTrust which permits certain KKR affiliates, including us, access to CoreTrust’s group purchasing program. CoreTrust receives payment of fees for administrative and other services provided by CoreTrust from certain vendors based on products and services purchased by us and other parties, and CoreTrust shares a portion of such fees with the KKR affiliate.

Transactions with Other Co-Investors and Management

Syndicate Stockholders Agreement

In September 2003, Visant Holding, Visant, DLJMBP III and certain of its affiliated funds (collectively, the “DLJMB Funds”) and certain of the DLJMB Funds’ co-investors entered into a stock purchase and stockholders’ agreement, or the Syndicate Stockholders Agreement, pursuant to which the DLJMB Funds sold to the co-investors shares of: (1) our Class A Common Stock, (2) our Class B Non-Voting Common Stock (which have since been converted into shares of Class A Common Stock) and (3) Visant’s 8% Senior Redeemable Preferred Stock, which has since been repurchased.

The Syndicate Stockholders Agreement contains provisions which, among other things:

•	restrict the ability of the syndicate stockholders to make certain transfers;

•	grant the co-investors certain board observation and information rights;

•	provide for certain tag-along and drag-along rights;

•

grant preemptive rights to the co-investors to purchase a pro rata share of any new shares of common stock issued by Holdings, Visant or Jostens to any of the DLJMB Funds or their successors prior to an initial public offering; and

•	give the stockholders piggyback registration rights in the event of a public offering in which the DLJMB Funds sell shares.

Management Stockholders Agreement

In July 2003, Visant Holding, the DLJMB Funds and certain members of management entered into a stockholders’ agreement that contains certain provisions which, among other things:

•	restrict the ability of the management stockholders to transfer their shares;

•	provide for certain tag-along and drag-along rights;

•	provide certain call and put rights;

•

grant preemptive rights to the management stockholders to purchase a pro rata share of any new shares of common stock issued by Holdings, Visant or Jostens to any of the DLJMB Funds or their successors prior to an initial public offering;

•	grant the DLJMB Funds six demand registration rights; and

•	give the stockholders piggyback registration rights in the event of a public offering in which the DLJMB Funds sell shares.

Other

For a description of the management stockholder’s agreements and sale participation agreements entered into with certain members of management in connection with the Transactions, see matters set forth under “Executive Compensation”.

Review and Approval of Transactions with Related Parties

Under its responsibilities set forth in its charter, our Audit Committee reviews and approves all related party transactions, as required by applicable law, rules or regulations or under our material indebtedness agreements and otherwise to the extent it deems necessary or appropriate. The 2004 Stockholders Agreement also requires the consent of the stockholders party thereto to certain related party transactions.

Under our Code of Conduct, we require the disclosure by employees of situations or transactions that reasonably would be expected to give rise to a conflict of interest. Any such situation or transaction should be avoided unless specifically approved. The Code also provides that conflicts of interest may be waived for our directors, executive officers or other principal financial officers only by our Board of Directors or an appropriate committee of the Board.

Director Independence

We are not a listed issuer under the rules of the SEC. For purposes of disclosure under Item 407(a) of Regulation S-K, we use the definition of independence under the listing standards of the New York Stock Exchange. Under such definition, none of the members of our Board of Directors would be considered independent.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

On October 4, 2004, in connection with the Transactions, Visant entered into a Credit Agreement among Visant, as Borrower, Jostens Canada Ltd., as Canadian Borrower, Visant Secondary Holdings, as Guarantor, the lenders from time to time parties thereto, Credit Suisse (formerly known as Credit Suisse First Boston), as Administrative Agent, and Credit Suisse Toronto Branch (formerly known as Credit Suisse First Boston Toronto Branch), as Canadian Administrative Agent, providing for senior secured credit facilities in an aggregate amount of $1,270 million, originally consisting of a $150 million Term Loan A facility, an $870 million Term Loan B facility and $250 million of revolving credit facilities.

On December 21, 2004, Visant entered into the First Amendment (the “First Amendment”) to the Credit Agreement, dated as of October 4, 2004. The First Amendment provided for an $870 million Term Loan C facility, the proceeds of which were used to repay in full the outstanding borrowings under the Term Loan B facility. Visant effectively reduced the interest rate on its borrowings by 25 basis points by refinancing the Term Loan B facility with a new Term Loan C facility and did not incur any additional borrowings under the First Amendment.

On May 28, 2009, Visant entered into Amendment No. 2 to the Credit Agreement (the “Second Amendment”) which modified the Credit Agreement by reducing the credit commitments under the revolving credit facilities from an aggregate of $250.0 million to an aggregate of $100.0 million, increasing the commitment fee rate to 0.75% per annum for unfunded revolving credit commitments and increasing the pricing on all borrowings under the revolving credit facilities.

The Second Amendment also provides for an extension of the termination date of the revolving credit commitments until September 4, 2011, provided that if the consolidated gross senior secured leverage ratio for the four quarter period ending as of the last day of Visant’s fiscal quarter ending closest to June 30, 2011 is less than 0.75 to 1.00, then such maturity date shall be January 4, 2012; provided, however, that if all Term Loan C loans outstanding under the Credit Agreement shall not have been fully repaid and/or refinanced on or prior to October 4, 2011, the maturity date of the revolving credit commitments shall be October 4, 2011 without regard to whether the consolidated gross senior secured leverage ratio condition referred to above has been met. The consolidated gross senior secured leverage ratio is defined as (1) the sum of (a) the aggregate principal amount of term loans and revolving credit commitments (whether used or unused) under the Credit Agreement, (b) with certain exceptions, the principal amount of all other secured indebtedness of Visant and its subsidiaries and (c) the outstanding capitalized lease obligations of Visant and its subsidiaries to (2) consolidated EBITDA.

For the year ended December 29, 2007, Visant voluntarily prepaid $400.0 million of scheduled payments under the term loans in its senior secured credit facilities, including all originally scheduled principal payments due under the Term Loan C through most of 2011. As of April 4, 2009, there was $137.0 million outstanding under its domestic revolving credit facility and $14.0 million outstanding in the form of letters of credit. In connection with the recent amendment to our senior secured credit facilities, we repaid all then outstanding borrowings under the revolving credit facilities.

Visant’s senior secured credit facilities allow us, subject to certain conditions, to incur additional term loans under the Term Loan C Facility, or under a new term facility, in either case in an aggregate principal amount of up to $300 million, which additional term loans will have the same security and guarantees as the Term Loan C Facility. Additionally, restrictions under the indenture governing the Visant senior subordinated notes would limit Visant’s ability to borrow the full amount of additional term loan borrowings under such a facility.

Security and guarantees

Visant’s obligations under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary Holdings Corp. and by Visant’s material current and future domestic subsidiaries. The obligations of Visant’s principal Canadian operating subsidiary under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary Holdings Corp., by Visant, by Visant’s material current and future domestic subsidiaries and by Visant’s other current and future Canadian subsidiaries. Visant’s obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of Visant’s assets and substantially all of the assets of Visant Secondary Holdings Corp. and Visant’s material current and future domestic subsidiaries, including but not limited to:

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all of Visant’s capital stock and the capital stock of each of Visant’s existing and future direct and indirect subsidiaries, except that with respect to foreign subsidiaries such lien and pledge is limited to 65% of the capital stock of “first-tier” foreign subsidiaries; and

•	substantially all of Visant’s material existing and future domestic subsidiaries’ tangible and intangible assets.

The obligations of Jostens Canada Ltd. under the senior secured credit facilities, and the guarantees of those obligations, are secured by the collateral referred to in the prior paragraph and substantially all of the tangible and intangible assets of Jostens Canada Ltd. and each of Visant’s other current and future Canadian subsidiaries.

Interest rates and fees

Borrowings under the senior secured credit facilities bear interest as follows:

•

Revolving Credit Facilities: at our option (except in the case of swingline loans, which in all cases will bear interest at the alternate base rate plus 3.00% per annum), at either adjusted LIBOR (with a minimum adjusted LIBOR of 2.00% per annum) plus 4.00% per annum or the alternate base rate plus 3.00% (or, in the case of Canadian dollar denominated loans, the bankers’ acceptance discount rate plus 4.00% or the Canadian prime rate plus 3.00% per annum); and

•

Term Loan C Facility: at our option, at either adjusted LIBOR plus 2.25% per annum or the alternate base rate plus 1.25% per annum, such applicable margins to be subject to reduction if we attain certain leverage ratios. Borrowings under the Term Loan C facility currently bear interest, at our option, at LIBOR plus 2.00% per annum or the alternate base rate plus 1.00% per annum, subject to adjustment based on the pricing grid.

The senior secured credit facilities also provide for the payment to the lenders of a commitment fee on average daily undrawn commitments under the revolving credit facility, which based on the Second Amendment is now at a rate equal to 0.75% per annum.

Scheduled amortization payments and mandatory prepayments

The Term Loan C Facility provides for semi-annual amortization payments in an aggregate annual amount equal to 1% of the original principal amount thereof during the first 6 3/4 years, with the balance of the facility to be repaid at final maturity.

In addition, the senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	100% of the net proceeds of certain asset sales, casualty events or other dispositions (including certain sale/leaseback transactions);

•	50% of our annual “excess cash flow”, subject to reductions to a lower percentage if we achieve certain leverage ratios; and

•	100% of the net proceeds of certain debt issuances.

Voluntary prepayments

The senior secured credit facilities permit voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments thereunder, without premium or penalty (except as noted below), subject to certain conditions pertaining to minimum notice and minimum payment/reduction amounts and to customary brokerage costs with respect to LIBOR rate loans.

Covenants

Visant’s senior secured credit facilities contain the following financial, affirmative and negative covenants. The negative covenants in the senior secured credit facilities include limitations (each of which is subject to customary exceptions) on Visant’s ability and the ability of Visant Secondary Holdings Corp. and each of Visant’s current and future restricted subsidiaries to:

•	incur liens;

•

incur additional debt (including guarantees, debt incurred by direct or indirect subsidiaries, and obligations in respect of foreign currency exchange and other hedging arrangements) or issue preferred stock;

•	pay dividends, or make redemptions and repurchases, with respect to capital stock;

•	prepay, or make redemptions and repurchases of, subordinated debt;

•	make loans and investments;

•	make capital expenditures;

•	engage in mergers, acquisitions, asset sales, sale/leaseback transactions and transactions with affiliates;

•	change the business conducted by Visant Secondary Holdings Corp., us or our subsidiaries; and

•	amend the terms of subordinated debt.

In addition, the senior secured credit facilities contain customary financial covenants including maximum total leverage and minimum interest coverage ratios.

Events of default

Visant’s senior secured credit facilities contain certain customary events of default, including:

•	nonpayment of principal or interest;

•	breach of covenants (with notice and cure periods in certain cases);

•	material breach of representations or warranties;

•	cross-default and cross-acceleration to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments;

•	certain ERISA events;

•	actual or asserted invalidity of any material collateral or guarantee; and

•	a change of control (as defined in the credit agreement with respect to the senior secured credit facilities).

7 5/8% Senior Subordinated Notes of Visant

General

Visant issued the Visant notes in October 2004, in an aggregate principal amount of $500.0 million, with a maturity date of October 1, 2012. Capitalized terms used but not defined in this section are defined in the indenture governing the Visant notes.

Ranking

The Visant notes are unsecured and are subordinated in right of payment to all existing and future senior debt of Visant. The Visant notes are also effectively subordinated to any secured debt of Visant and its subsidiaries to the extent of the value of the assets securing such debt.

Optional Redemption

On October 1, 2008, the notes became subject to redemption at any time at the option of Visant, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages thereon, if any, to the applicable redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage
2008	103.813%
2009	101.906%
2010 and thereafter	100.000%

Change of Control

If a Change of Control (as defined) of Visant occurs, Visant must offer to purchase the Visant notes at a purchase price of 101% of the principal amount of the Visant notes plus accrued unpaid interest, if any.

Certain Covenants

The indenture governing the Visant notes contains covenants that limit Visant’s ability and certain of its restricted subsidiaries’ ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	pay dividends or make other equity distributions;

•	repurchase or redeem capital stock;

•	make investments;

•	sell assets or consolidate or merge with or into other companies;

•	create limitations on the ability of our restricted subsidiaries to make dividends or distributions;

•	engage in transactions with affiliates; and

•	create liens.

Events of Default

The Visant notes specify certain events of default including failure to pay principal and interest on the Visant notes, a failure to comply with covenants, subject to 30 and 60 day grace periods in certain instances, a failure by Visant or its significant subsidiaries to pay certain defaults under indebtedness of Visant and its restricted subsidiaries and certain bankruptcy and insolvency events with respect to us and our significant subsidiaries.

8 3/4% Senior Notes of Visant Holding

General

We issued the senior notes in April 2006, in an aggregate principal amount of $350.0 million, with a maturity date of December 1, 2013. Capitalized terms used but not defined in this section are defined in the indenture governing the senior notes.

Ranking

The senior notes are not collateralized, are structurally subordinate in right of payment to all debt and other liabilities of our subsidiaries and are not guaranteed.

Optional Redemption

On December 1, 2008, the notes became subject to redemption at any time at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest thereon, if any, to the applicable redemption date (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Year	Percentage
2008	106.563%
2009	104.375%
2010	102.188%
2011 and thereafter	100.000%

Change of Control

If a Change of Control (as defined) of Visant Holding occurs, Visant Holding must offer to purchase the senior notes at a purchase price of 101% of the principal amount of the senior notes plus accrued and unpaid interest, if any.

Certain Covenants

The indenture governing the senior notes contains covenants that limit Visant Holding’s ability and its restricted subsidiaries’ ability to:

•	incur or guarantee additional indebtedness or issue disqualified or preferred stock;

•	pay dividends or make other equity distributions;

•	repurchase or redeem capital stock;

•	make investments;

•	sell assets or consolidate or merge with or into other companies;

•	create limitations on the ability of our restricted subsidiaries to make dividends or distributions;

•	engage in transactions with affiliates; and

•	create liens.

Events of Default

The senior notes specify certain events of default including failure to pay principal and interest on the senior notes, a failure to comply with covenants, subject to 30 and 60 day grace periods in certain instances, a failure by Visant Holding or its restricted subsidiaries to pay certain defaults under indebtedness of Visant Holding and its restricted subsidiaries and certain bankruptcy and insolvency events with respect to us or our significant subsidiaries.

DESCRIPTION OF THE NOTES

The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the $247.2 million principal amount at maturity of Visant Holding’s 10 1/4% Senior Discount Notes due 2013 (the “Notes”). We have filed copies of the Indenture and the Registration Rights Agreement as exhibits to the registration statement. You may also request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” Certain defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the terms “Company,” “we,” “our” and “us” refer only to Visant Holding Corp. and not to any of its subsidiaries.

The Notes were issued under an Indenture, dated as of December 2, 2003 (as supplemented, the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A. (f/k/a BNY Midwest Trust Company), as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Brief Description of the Notes

The Notes:

•	are unsecured senior obligations of the Company;

•	are senior in right of payment to all of the existing and future Subordinated Debt of the Company; and

•	are effectively junior to all of the existing and future liabilities and preferred stock of the Company’s subsidiaries.

Principal, Maturity and Interest

On December 2, 2003, we issued $247.2 million aggregate principal amount at maturity of Notes. Notes are issuable in denominations of $1,000 principal amount at maturity and any integral multiple of $1,000 principal aggregate amount at maturity. The Notes will mature on December 1, 2013. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock,” we are permitted to issue an unlimited amount of additional Notes under the Indenture (the “Additional Notes”). The Notes initially issued under the Indenture and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any Additional Notes actually issued.

No cash interest accrued on the Notes prior to December 1, 2008. The Accreted Value of each Note increased until December 1, 2008 at a rate of 10 1/4% per annum, reflecting the accrual of non-cash interest, such that the Accreted Value equaled the stated principal amount at maturity on December 1, 2008. Cash interest on the Notes will accrue at the rate of 10 1/4% per annum from December 1, 2008, or from the most recent date to which interest has been paid or provided for, and is payable semiannually in arrears on June 1 and December 1 of each year, commencing on June 1, 2009. We will make each interest payment to the holders of record of the Notes on the immediately preceding May 15 and November 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

On and after December 1, 2008, the Notes became subject to redemption at any time at our option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of Accreted Value of the Notes on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 1 of the years set forth below:

Period	Redemption Price
2008	105.125%
2009	103.417
2010	101.708
2011 and thereafter	100.000

“Applicable Premium” means with respect to a Note at any redemption date, the excess of (1) the present value at such redemption date of the redemption price of such Note on December 1, 2008 (such redemption price being described in the second paragraph in this “—Optional Redemption” section), computed using a discount rate equal to the Adjusted Treasury Rate, over (2) the Accreted Value of such Note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after December 1, 2008, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes from the redemption date to December 1, 2008, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to December 1, 2008.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (2) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and one other nationally recognized investment banking firm selected by the Company that are primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and Notice of Redemption

If we elect to redeem less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Notes with a principal amount at maturity of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount at maturity thereof to be redeemed. We will issue a new Note in a principal amount at maturity equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value ceases to accrete and interest ceases to accrue, in each case to the extent applicable, on Notes or portions thereof called for redemption unless we default in making the redemption payment.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Asset Sales.” We may at any time and from time to time purchase Notes in tender offers, open market purchases, negotiated transactions or otherwise.

Ranking

Senior Company Debt versus Notes

The indebtedness evidenced by the Notes is unsecured and ranks pari passu in right of payment to the Company’s senior Debt. The Notes are unsecured obligations of the Company.

Liabilities of Subsidiaries versus Notes

We are a holding company with no revenue-generating operations of our own. Our only asset is our equity interest in Visant Secondary Holdings Corp. whose only asset is its equity interest in Visant, another holding company whose only assets are its common equity interests in Jostens, Arcade and certain other subsidiaries, which are pledged to secure Visant’s obligations under Visant’s senior secured credit facilities.

All of our operations are conducted through our subsidiaries. Claims of creditors of such subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders of our subsidiaries. See “Risk Factors—Risks Related to Our Indebtedness and the Notes—Because Visant Holding is the sole obligor of the notes, and its subsidiaries do not guarantee Visant Holding’s obligations under the notes or have any obligation with respect to the notes, the notes are structurally subordinated to the debt and liabilities of Visant Holding’s subsidiaries.”

At April 4, 2009, the total indebtedness of our subsidiaries was $967.5 million of indebtedness outstanding, including $316.5 million of secured indebtedness under Visant’s senior secured credit facilities, $500.0 million of senior subordinated notes of Visant, $137.0 million outstanding under the revolving credit facilities, and $14.0 million outstanding in the form of letters of credit. In connection with the recent amendment to our senior secured credit facilities, we repaid all then outstanding borrowings under the revolving credit facilities. Although the Indenture limits the Incurrence of Debt and Preferred Stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the Incurrence by such subsidiaries of liabilities that are not considered Debt or Preferred Stock under the Indenture. See “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock.”

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), unless all Notes have been called for redemption pursuant to the provision described above under “—Optional Redemption,” each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as that term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Members;

(3) to the extent any Jostens Existing Notes are outstanding, a “Change of Control,” as defined in the Jostens Existing Indenture, shall have occurred;

(4) to the extent any shares of Jostens Senior Preferred Stock are issued and outstanding, a “Change of Control,” as defined in the Jostens Certificate of Designation shall have occurred; or

(5) the failure at any time by the Company to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, (A) 100% of the Voting Stock of Visant (except to the extent Visant is merged with and into the Company or Jostens in accordance with the terms of the Indenture) or (B) 100% of the Voting Stock of Jostens (except to the extent Jostens is merged with and into the Company or Visant in accordance with the terms of the Indenture).

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the Accreted Value thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Debt are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock” and “—Limitation on Liens.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount at maturity of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

Visant’s senior secured credit facilities and the indenture for its 7 5/8% Senior Subordinated Notes restrict Jostens and its subsidiaries from paying dividends or otherwise transferring assets to us to allow us to make a Change of Control Offer. Visant’s senior secured credit facilities also provide that the occurrence of certain change of control events with respect to Visant would constitute a default thereunder. In the event a Change of Control occurs at a time when we do not have access to cash flow from our subsidiaries, we may seek the consent of our lenders and debt and preferred stock holders to permit the dividend or other transfer of assets necessary to permit us to purchase Notes. We may also attempt to refinance the borrowings or preferred stock that contain such prohibitions. If we do not obtain such a consent or repay such borrowings, we will not have the money necessary to purchase the Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture. See “—Risk Factors—Risks Related to Our Indebtedness and the Notes—Visant Holding may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payments on the notes.”

Future indebtedness that we may Incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount at maturity of the Notes.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents or property or assets that will be used or useful in a Permitted Business of the Company or any of its Restricted Subsidiaries; provided that this clause (2) shall not apply to any sale of Equity Interests of or other Investments in Unrestricted Subsidiaries. For purposes of this provision, each of the following will be deemed to be cash:

(A) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet), of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets, or from which the Company and its Restricted Subsidiaries are released; and

(B) any Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 150 days after receipt.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option:

(1) to repay Pari Passu Debt or to repay Debt of any Restricted Subsidiary;

(2) to make capital expenditures or to acquire properties and assets that will be used or useful in the business of the Company or any of its Subsidiaries; or

(3) to the acquisition of a controlling interest in another entity engaged in a Permitted Business;

provided that if during such 360-day period the Company or a Restricted Subsidiary enters into a definitive agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) or (3) or if the application of such Net Proceeds is part of a project authorized by the Board of Directors in good faith that will take longer than 360 days to complete and such project has begun, such 360-day period will be extended with respect to the amount of Net Proceeds so committed until required to be paid in accordance with such agreement (or, if earlier, until termination of such agreement) or, until completion of such project, as the case may be. Pending the final application of any Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce borrowings under a Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company will:

(1) make an offer to all holders of Notes; and

(2) prepay, purchase or redeem (or make an offer to do so) any Pari Passu Debt or Debt of a Restricted Subsidiary in accordance with provisions governing such Debt requiring the Company to prepay, purchase or redeem such Debt with the proceeds from any Asset Sales (or offer to do so), pro rata in proportion to the respective principal amounts of the Notes and such other Debt required to be prepaid, purchased or redeemed or tendered for, in the case of the Notes pursuant to such offer (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes that may be purchased out of such pro rata portion of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of their Accreted Value plus accrued and unpaid interest to the date of purchase subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in the Indenture.

To the extent that the aggregate principal amount at maturity of Notes and Pari Passu Debt or Debt of a Restricted Subsidiary tendered pursuant to an Asset Sale Offer or other offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the Accreted Value of Notes surrendered by holders thereof exceeds the pro rata portion of such Excess Proceeds to be used to purchase Notes, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero. Notwithstanding anything to the contrary in the foregoing, the Company may commence an Asset Sale Offer prior to the expiration of 360 days after the occurrence of an Asset Sale.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with an Asset Sale Offer and the purchase of Notes pursuant thereto. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Incurrence of Debt and Issuance of Preferred Stock

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “Incur”) any Debt (including Acquired Debt) or issue any Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the Incurrence or issuance of any such Debt, (1) the Company and its Restricted Subsidiaries may Incur Debt (including Acquired Debt) or may issue shares of Disqualified Stock and its Restricted Subsidiaries may issue Preferred Stock, if, in any such case, the Consolidated Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Debt is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, and (2) Jostens and any Restricted Subsidiary of Jostens may Incur Debt (including Acquired Debt) or issue shares of Disqualified Stock, and Restricted Subsidiaries of Jostens may issue Preferred Stock, if, in any such case, the Consolidated Coverage Ratio for Jostens’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Debt is Incurred or such Disqualified Stock or other Preferred Stock is issued would have been at least 2.00 to 1.00, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Debt had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period,

(b) The provisions of paragraph (a) of this covenant will not apply to any of the following items (collectively, “Permitted Debt”):

(1) the Incurrence by the Company or any of its Restricted Subsidiaries of term and revolving Debt and letters of credit (with letters of credit being deemed to have a principal amount equal to the undrawn face amount thereof) under Credit Facilities (including Guarantees of such Debt by the Company or any of its Restricted Subsidiaries); provided that the aggregate principal amount of such Debt outstanding pursuant to this clause (1) without duplication, does not exceed an amount equal to the sum of (a) $500.0 million and (b) the greater of $170.0 million and the Borrowing Base at the time such Debt is Incurred;

(2) the Incurrence by the Company of Debt represented by the Notes and the Exchange Notes (other than any Additional Notes);

(3) the Incurrence by the Company and its Restricted Subsidiaries of the Existing Debt (other than Debt described in clauses (1) and (2));

(4) the issuance by the Company and its Restricted Subsidiaries of Preferred Stock outstanding on the Issue Date;

(5) the Incurrence by the Company or any of its Restricted Subsidiaries of (A) Acquired Debt or (B) Debt (including Capital Lease Obligations) for the purpose of financing or Refinancing all or any part of the lease, purchase price or cost of construction or improvement of any property (real or personal) or other assets that are used or useful in the business of the Company or any of its Restricted Subsidiaries (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and whether such Debt is owed to the seller or Person carrying out such construction or improvement or to any third party), in an aggregate principal amount at the date of such Incurrence (including all Permitted Refinancing Debt Incurred to Refinance any other Debt Incurred pursuant to this clause (5)) not to exceed an amount equal to $35.0 million; provided that such Debt exists at the date of such purchase or transaction, or is created within 180 days thereafter;

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net proceeds of which are used to Refinance, Debt or Preferred Stock (other than intercompany Debt, Preferred Stock of the Company or Preferred Stock held by any Affiliate of the Company) Incurred or issued pursuant to the paragraph (a) of this covenant, or pursuant to clause (2), (3), (4), (5) or (6) of this paragraph;

(7) the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Debt or Preferred Stock owed or issued to and held by the Company and any of its Restricted Subsidiaries including any Debt arising in connection with a Qualified Receivables Transaction; provided, however , that (A) such Debt of the Company shall be subordinated and junior in right of payment to the Notes and (B) (x) any subsequent issuance or transfer of Equity Interests or other action that results in any such Debt or Preferred Stock being held by a Person other than the Company or any of its Restricted Subsidiaries and (y) any sale or other transfer of any such Debt or Preferred Stock to a Person that is not either the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an Incurrence of such Debt or issuance of such Preferred Stock by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred (A) for the purpose of fixing or hedging interest rate risk with respect to any floating rate Debt that is permitted by the terms of the Indenture to be outstanding in a notional amount not exceeding the amount of such Debt or (B) for the purpose of fixing or hedging currency exchange rate risk or commodity price risk Incurred in the ordinary course of business, and in each case, not for speculative purposes;

(9) the Guarantee by the Company or any Restricted Subsidiary of the Company of Debt of the Company or any other Restricted Subsidiary of the Company, in each case, that was permitted to be Incurred by another provision of this covenant;

(10) the Incurrence by Foreign Subsidiaries of the Company of Debt for working capital purposes (including acquisitions), and by any Restricted Subsidiary of the Company of Guarantees of Debt of Foreign Subsidiaries of the Company or foreign joint ventures; provided that the aggregate principal amount of such Debt and of the Debt so Guaranteed at any time outstanding does not exceed $30.0 million; and

(11) the Incurrence by the Company or any of its Restricted Subsidiaries of additional Debt (which may comprise Debt under the Credit Facilities) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, pursuant to this clause (11) not to exceed an amount equal to $50.0 million;

provided, however that, notwithstanding the foregoing, the Company shall not Guarantee any Debt of any of its Restricted Subsidiaries unless and until Visant has been merged with and into the Company or Jostens and the Company holds directly 100% of the Voting Stock of Jostens.

(c) For purposes of determining compliance with this covenant:

(1) the outstanding principal amount of any particular Debt shall be counted only once and any obligation arising under any Guarantee, Lien, letter of credit or similar instrument supporting such Debt shall be disregarded;

(2) in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt or is entitled to be Incurred pursuant to paragraph (a) of this covenant, the Company shall, in its sole discretion, classify such item of Debt (or any portion thereof) on the date of its Incurrence, in any manner that complies with this covenant and such item of Debt (or portion thereof) will be treated as having been Incurred pursuant to only one of the clauses of Permitted Debt or pursuant to paragraph (a) of this covenant;

(3) the Company may at any time change the classification of an item of Debt (or any portion thereof) to any other clause of Permitted Debt or to paragraph (a) of this covenant; provided that the Company would be permitted to incur such item of Debt (or that portion thereof) pursuant to that other clause of Permitted Debt or paragraph (a) of this covenant, as the case may be, at the time of reclassification;

(4) any Debt outstanding under the Credit Facilities after the application of the net proceeds from the sale of the Notes will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above; and

(5) accrual of interest and the accretion of accreted value or the issuance of preferred stock as paid-in-kind dividends will not be deemed to be an Incurrence of Debt or an issuance of Preferred Stock for purposes of this covenant.

(d) Notwithstanding any other provision in this covenant, the maximum amount of Debt that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded as a result of fluctuations in the exchange rates of currencies. For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Debt where the Debt Incurred is denominated in a different currency, the amount of such Debt will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Debt; provided, however, that if any such Debt denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Debt, the amount of such Debt expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Permitted Refinancing Debt Incurred in the same currency as the Debt being Refinanced will be the U.S. Dollar Equivalent of the Debt Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Permitted Refinancing Debt will be determined in accordance with the preceding sentence, and (2) the principal amount of the Permitted Refinancing Debt exceeds the principal amount of the Debt being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Permitted Refinancing Debt is Incurred.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other distribution (including any payment by the Company or any Restricted Subsidiary of the Company in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) and dividends payable to the Company or any Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including any acquisition or retirement by the Company or any Restricted Subsidiary of the Company in connection with any merger or consolidation) any Equity Interests of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Subordinated Debt of the Company, except (a) a payment of interest, principal or other related Obligations at Stated Maturity and (b) the purchase, repurchase or other acquisition or retirement of Subordinated Debt of the Company in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or other acquisition or retirement; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(B) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Debt pursuant to paragraph (a) of the covenant under “—Limitation on Incurrence of Debt and Issuance of Preferred Stock”; and

(C) such Restricted Payment, together with (without duplication) the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date, is less than the sum (without duplication) (the “Restricted Payments Basket”) of:

(i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is negative, 100% of such negative amount); plus

(ii) 100% of the aggregate net cash proceeds, and the fair market value of any property other than cash, received by the Company from the issue or sale (other than to a Subsidiary of the Company) of, or from capital contributions with respect to, Equity Interests of the Company (other than Disqualified Stock and all warrants, options or other rights to acquire Disqualified Stock (but excluding any debt security that is convertible into, or exchangeable for, Disqualified Stock)), in either case after the Issue Date; plus

(iii) the amount by which the aggregate principal amount (or accreted value, if less) of Debt or Disqualified Stock of the Company or any Restricted Subsidiary of the Company is reduced on the Company’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any Debt convertible into or exchangeable for Equity Interests (other than Disqualified Stock) of the Company, together with the net cash proceeds received by the Company at the time of such conversion; plus

(iv) 100% of the aggregate net cash proceeds received by the Company or a Restricted Subsidiary of the Company since the Issue Date (to the extent not included in Consolidated Net Income of the Company) from (x) Restricted Investments, whether through interest payments, principal payments, dividends or other distributions and payments, or the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) thereof made by the Company and its Restricted Subsidiaries (less the cost of such sale or disposition, if any) and (y) a cash dividend from, or the sale (other than to the Company or a Restricted Subsidiary of the Company) of the stock of, an Unrestricted Subsidiary of the Company; plus

(v) upon the redesignation as a Restricted Subsidiary of any Subsidiary that was designated an Unrestricted Subsidiary of the Company after the Issue Date, the fair market value of the

Restricted Investments of the Company and its Restricted Subsidiaries (other than such Subsidiary) in such Subsidiary.

(b) The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests or Subordinated Debt of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests (other than any Disqualified Stock) of, or a capital contribution to, the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall not increase the Restricted Payments Basket;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of Subordinated Debt of the Company (A) made by an exchange for, or with the net cash proceeds from a substantially concurrent Incurrence of, Permitted Refinancing Debt or (B) upon a Change of Control or Asset Sale to the extent required by the agreement governing such Subordinated Debt but only if the Company shall have complied with the covenants described under the heading “Change of Control” or “Asset Sales,” as the case may be, and purchased all Notes validly tendered pursuant to the relevant offer prior to purchasing or repaying such Subordinated Debt;

(4) the payment of any dividend by a Restricted Subsidiary to the holders of its common Equity Interests on a pro rata basis;

(5) the payment of any dividend on Disqualified Stock or Preferred Stock issued pursuant to the covenant described under “—Limitation on Incurrence of Debt and Issuance of Preferred Stock”; provided, however , that, at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom);

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however , that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company);

(8) to the extent constituting Restricted Payments, the Specified Affiliate Payments;

(9) Restricted Payments in an aggregate amount not to exceed $25.0 million;

(10) without limitation of the parenthetical at the end of clause (1) of paragraph (a) of this covenant, the payment of any dividends in respect of the Jostens Senior Preferred Stock in the form of additional shares of Jostens Senior Preferred Stock having the terms and conditions set forth in the Jostens Certificate of Designation; or

(11) the declaration and payment of dividends with the net proceeds received by the Company from the sale of the Notes on the Issue Date.

(c) In determining the aggregate amount of Restricted Payments made after the Issue Date in accordance with clause (4)(C) of paragraph (a) of this covenant, amounts expended pursuant to clauses (1) (without duplication) and (4) (but not amounts under any other clauses of the immediately preceding paragraph) shall be included in such calculation; provided that any amounts expended pursuant to such clause (4) relating to dividends paid to the Company or one of its Restricted Subsidiaries shall not be included in such calculation.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary of the Company, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment or any property other than cash that increases the Restricted Payments Basket shall be determined in good faith by the Board of Directors of the Company.

(d) In making the computations required by this covenant:

(1) the Company or the relevant Restricted Subsidiary of the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period; and

(2) the Company or the relevant Restricted Subsidiary of the Company will be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company and the Restricted Subsidiary of the Company that are available on the date of determination.

(e) If the Company makes a Restricted Payment that, at the time of the making of such Restricted Payment, would in the good faith determination of the Company or any Restricted Subsidiary of the Company be permitted under the requirements of the Indenture, such Restricted Payment will be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company’s or any such Restricted Subsidiary’s financial statements, affecting Consolidated Net Income of the Company for any period. For the avoidance of doubt, it is expressly agreed that no payment or other transaction permitted by clauses (1), (4), (6), (7), (8), and (12) of paragraph (b) of the covenant described under “—Transactions with Affiliates,” shall be considered a Restricted Payment for purposes of, or otherwise restricted by, the Indenture.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

(1) (A) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (x) on its Capital Stock or (y) with respect to any other interest or participation in, or measured by, its profits, or (B) pay any Debt owed to the Company or any of its Restricted Subsidiaries;

(2) make any loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its property or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(A) contracts or instruments in effect on the Issue Date as in effect at the Issue Date, including the Credit Agreement, other Existing Debt and the Jostens Senior Preferred Stock and the related documentation;

(B) the Indenture, the Notes, the Exchange Notes, the Jostens Existing Notes (and the indenture related thereto), the Guarantees of the Jostens Existing Notes and any agreement entered into after the Issue Date, provided that the encumbrances or restrictions in such agreements are not materially more restrictive than those contained in the foregoing agreements;

(C) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (but not created in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(D) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) above on the property so acquired;

(E) Debt or other contractual requirements in connection with a Qualified Receivables Transaction that, in the good faith determination of the Board of Directors or senior management of the Company, are necessary or advisable to effect such Qualified Receivables Transaction;

(F) in the case of clause (3) above, any encumbrance or restriction (x) that restricts in a customary manner the subletting, assignment, or transfer of any property or asset that is subject to a lease, license or similar contract or (y) contained in security agreements or mortgages securing Debt to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(G) in the case of clause (3) above, any Lien on property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture;

(H) any restriction under an agreement (including an option or right) to sell property or assets of, or Equity Interests in, the Company or any Restricted Subsidiary pending the closing of such sale, which sale is permitted under the Indenture;

(I) restrictions on cash or other deposits or net worth imposed by leases or other agreements entered into in the ordinary course of business;

(J) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the Equity Interests therein) entered into in the ordinary course of business;

(K) any encumbrances or restrictions created with respect to (x) Debt or Preferred Stock of Jostens or Jostens Guarantors permitted to be Incurred or issued subsequent to the Issue Date pursuant to the provisions of the covenant described under the caption “—Limitation on Incurrence of Debt and Issuance of Preferred Stock” and (y) Debt or Preferred Stock of Restricted Subsidiaries permitted to be Incurred or issued subsequent to the Issue Date pursuant to the provisions of the covenant described under the caption “—Limitation on Incurrence of Debt and Issuance of Preferred Stock,” provided that in the case of this clause (y) the Board of Directors of the Company determines (as evidenced by a resolution of the Board of Directors of the Company) in good faith at the time such encumbrances or restrictions are created that such encumbrances or restrictions would not reasonably be expected to impair the ability of the Company to make payments of interest and scheduled payments of principal on the Notes in each case as and when due;

(L) any encumbrances or restrictions required by any governmental, local or regulatory authority having jurisdiction over the Company or any of its Restricted Subsidiaries or any of their businesses in connection with any development grant made or other assistance provided to the Company or any of its Restricted Subsidiaries by such governmental authority; or

(M) any amendments, modifications, restatements, increases, supplements or refinancings of the contracts, instruments or obligations referred to in clauses (A) through (L) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, taken as a whole, are, in the good faith judgment of the Company, not materially more restrictive with respect to such encumbrances or restrictions than those contained in the contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Affiliate Transactions

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance, Guarantee or other transaction with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that, taken as a whole, are no less favorable to the Company or the relevant Restricted Subsidiary of the Company than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the Trustee:

(A) with respect to any Affiliate Transaction entered into after the Issue Date involving aggregate consideration in excess of $4.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (1) above and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors of the Company; and

(B) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an Independent Qualified Party.

(b) Notwithstanding the foregoing, the following will not be deemed to be Affiliate Transactions:

(1) any employment agreements, non-competition agreements, stock purchase or option agreements, collective bargaining agreements, employee benefit plans or arrangements (including vacation plans, health and life insurance plans, deferred compensation plans, stock loan programs, long-term incentive plans, directors’ and officers’ indemnification agreements and retirement, savings or similar plans), related trust agreements or any similar arrangements, in each case in respect of employees, officers or directors and entered into in the ordinary course of business, any payments or other transactions contemplated by any of the foregoing and any other payments of compensation to employees, officers, directors or consultants in the ordinary course of business or in connection with the Company’s transition to new ownership;

(2) transactions between or among (A) the Company and/or its Restricted Subsidiaries or (B) the Company and/or one or more of its Restricted Subsidiaries and any joint venture; provided that no Affiliate of the Company (other than a Restricted Subsidiary of the Company) owns Capital Stock of any such joint venture;

(3) Permitted Investments and Restricted Payments that are permitted by the provisions of the Indenture described under “—Limitation on Restricted Payments”;

(4) loans or advances to employees (or Guarantees of third party loans to employees) in the ordinary course of business or pursuant to a stock loan program;

(5) transactions among the Company and/or one or more of its Subsidiaries effected as part of a Qualified Receivables Transaction;

(6) the payment to DLJMB or its Affiliates of (A) fees with respect to the offering of the Notes, to be paid on the Issue Date, in an amount not to exceed $6.0 million, (B) management, consulting and advisory fees and expenses in an aggregate amount not to exceed $2.5 million in any calendar year, (C) fees in respect of any acquisitions or dispositions in which DLJMB or its Affiliates acted as an adviser to the Company or any of its Restricted Subsidiaries in an amount not to exceed 1% of the value of such transaction, and (D) customary fees for any financing, underwriting or placement services or in respect of other commercial banking or investment banking activities;

(7) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Notes in any material respect) or any transaction pursuant thereto;

(8) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party, in each case in the reasonable determination of the Board of Directors of the Company or the senior management thereof;

(9) Debt permitted by clause (11) of paragraph (b) of the covenant described under the caption “—Limitation on Incurrence of Debt and Issuance of Preferred Stock” on terms that, taken as a whole, are no less favorable to the Company or the relevant Restricted Subsidiary of the Company than those that would have been obtained in a comparable transaction with an unrelated Person, or, if there is no comparable transaction, have been negotiated in good faith by the parties thereto and, if any member of management is then a member of the Board of Directors of the Company or the relevant Restricted Subsidiary, also approved by such member;

(10) any transaction on arm’s length terms with non-affiliates that become Affiliates as a result of such transaction;

(11) the issuance of Equity Interests of the Company; and

(12) the entering into of a Tax Sharing Agreement or any transaction pursuant thereto.

Limitation on Line of Business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than any Permitted Business, except to such extent as is not material to the Company and its Restricted Subsidiaries taken as a whole.

Limitation on Liens

The Company will not create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) (the “Initial Lien”) that secures obligations under any Debt of the Company on any asset or property of the Company, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Debt that constitutes Subordinated Debt or is otherwise subordinate or junior in right of payment to the Obligations under the Indenture or the Notes, as the case may be, the Notes are secured by a Lien on such asset, property or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes are equally and ratably secured.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Guarantees of Company Debt

The Company will not permit any Restricted Subsidiary to Guarantee any Debt of the Company or to secure any Debt of the Company with a Lien on the assets of such Restricted Subsidiary, unless contemporaneously therewith (or prior thereto) effective provision is made to Guarantee or secure the Notes, as the case may be, on an equal and ratable basis with such Guarantee or Lien for so long as such Guarantee or Lien remains effective; provided, however, that any Guarantee by a Restricted Subsidiary of Subordinated Debt of the Company shall be subordinated and junior in right of payment to the contemporaneous Guarantee of the Notes by such Restricted Subsidiary; provided further, however, that the Company shall not permit a Restricted Subsidiary to secure any Subordinated Debt of the Company or to Guarantee any Equity Interests of the Company.

Limitations on Designations of Unrestricted Subsidiaries

(a) The Board of Directors of the Company may designate (a “Designation”) any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary

unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary, so long as such Designation would not cause a Default; provided that:

(1) any then existing Guarantee by the Company or any Restricted Subsidiary of any Debt of the Subsidiary being so designated shall be deemed an “Incurrence” of such Debt at the time of such Designation; and

(2) either (A) the Subsidiary to be so designated has total assets of $1.0 million or less or (B) if such Subsidiary has assets greater than $1.0 million, the “Incurrence” of Debt referred to in clause (1) of this provision would be permitted under paragraph (a) of the “—Limitation on Incurrence of Debt and Issuance of Preferred Stock” covenant described above.

For purposes of making the determination of whether such Designation would cause a Default, the portion of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries (excluding Permitted Investments) in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be a Restricted Payment. Such Designation will only be permitted if such Restricted Payment would be permitted at such time.

The Board of Directors may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”); provided that:

(1) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Revocation; and

(2) all Liens and Debt of such Unrestricted Subsidiary outstanding immediately after such Revocation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

Any such Designation or Revocation by the Board of Directors of the Company after the Issue Date shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such Designation or Revocation and an Officers’ Certificate certifying that such Designation or Revocation complied with the foregoing provisions.

Merger, Consolidation and Sale of All or Substantially All Assets

The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately before and immediately after giving effect to such transaction (including giving effect to any Debt being Incurred in connection in with the transaction) no Default or Event of Default exists; and

(4) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, either (A) be permitted to Incur at least $1.00 of additional Debt pursuant to paragraph (a) of the covenant described under “—Limitation on Incurrence of Debt and Issuance of Preferred Stock” or (B) have a Consolidated Coverage Ratio at least equal to the Consolidated Coverage Ratio of the Company for such four-quarter reference period.

Notwithstanding the foregoing clauses (3) and (4):

(A) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company; and

(B) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the assets and properties of the Company (determined on a consolidated basis for the Company and its Subsidiaries), shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

SEC Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC subject to the next sentence and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If, at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

Defaults

Each of the following constitutes an Event of Default with respect to the Notes:

(1) default for 30 days in the payment when due of interest on the Notes;

(2) default in payment when due of the principal of the Notes (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or an Asset Sale Offer);

(3) failure by the Company for 30 days after receipt of notice from the Trustee or the holders of at least 25% in principal amount at maturity of the then outstanding Notes to comply with the provisions described above under captions “—Change of Control,” “—Asset Sales”, or under “—Certain Covenants” under “—Limitation on Incurrence of Debt and Issuance of Preferred Stock,” “—Limitation on Restricted Payments,” “—Limitation on Liens,” “—Limitation on Guarantees of Company Debt” or “—Merger, Consolidation and Sale of All or Substantially All Assets”;

(4) failure by the Company for 60 days after receipt of notice from the Trustee or the holders of at least 25% in principal amount at maturity of the then outstanding Notes specifying such failure to comply with any of its other agreements in the Indenture or the Notes;

(5) failure by the Company or any Restricted Subsidiary that is a Significant Subsidiary to pay any Debt within any applicable grace period after final maturity or acceleration by the holders thereof because of a default if the total amount of all such Debt unpaid or accelerated at the time exceeds $25.0 million;

(6) any judgment or decree for the payment of money in excess of $25.0 million (net of any insurance or indemnity payments actually received in respect thereof prior to or within 60 days from the entry thereof, or to be received in respect thereof in the event any appeal thereof shall be unsuccessful) is entered against the Company or any Significant Subsidiary that is a Restricted Subsidiary of the Company and is not discharged, waived or stayed and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed; or

(7) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount at maturity of the then outstanding Notes may declare the Accreted Value of and accrued but unpaid interest on all the Notes (the “Default Amount”) to be due and payable. Upon such a declaration, the Default Amount shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, the Default Amount on all the Notes will become due and payable without further action or notice.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the holders of a majority in aggregate principal amount at maturity of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount at maturity of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of or premium on, the Notes.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount at maturity of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount at maturity of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount at maturity of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

If a Default occurs, is continuing and is known to the Trustee, the Trustee shall mail to each holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of holders of Notes. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof actually know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, forthwith upon any Senior Officer obtaining actual knowledge of any such Default, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Except as provided in the next two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount at maturity of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount at maturity of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount at maturity of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal amount at maturity or Accreted Value of, change the calculation of Accreted Value so as to reduce the Accreted Value at any time, reduce any premium payable upon optional redemption of the Notes or otherwise alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Change of Control” or “—Asset Sales”);

(3) reduce the rate of or extend the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount at maturity of the Notes and a waiver of the payment default that resulted from such acceleration as provided in the Indenture);

(5) make any Note payable in money other than that stated in the Notes;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in the foregoing amendment and waiver provisions; or

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders.

Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to provide for the assumption of the Company’s obligations to holders of Notes in the case of a merger, consolidation or sale of assets, to provide for Guarantors, to make any change that would provide any additional rights or benefits to the holders of Notes or that, as determined by the Board of Directors of the Company in good faith, does not adversely affect the legal rights of any such holder under the Indenture or the Notes, or to qualification of the Indenture under the Trust Indenture Act.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

Upon the request of the Company, the Indenture will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) and the Trustee, at the expense of the Company, will execute proper instruments acknowledging satisfaction and discharge of the Indenture, the Registration Rights Agreement relating thereto and the Notes when:

(1) either:

(A) all the Notes theretofore authenticated and delivered (other than destroyed, lost or stolen Notes that have been replaced or paid and Notes that have been subject to defeasance as described under the caption “—Defeasance”) have been delivered to the Trustee for cancellation; or

(B) all Notes not theretofore delivered to the Trustee for cancellation:

(i) have become due and payable;

(ii) will become due and payable at maturity within one year; or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in trust for such purpose in an amount sufficient to pay and discharge the entire Debt on such Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of such deposit (in case of Notes that have become due and payable) or to the Stated Maturity or redemption date, as the case may be;

(2) the Company has paid or caused to be paid all sums payable under the Indenture by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided in the Indenture relating to the satisfaction and discharge of the Indenture and the Notes have been complied with.

Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) and cure all then existing Events of Default, except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of and interest and on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, and, solely with respect to the Company, bankruptcy and insolvency events) described under “—Defaults” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company shall irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable Government Notes, or a combination thereof, in such amounts as will be sufficient (without reinvestment), in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(5) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(6) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(7) the Company shall have delivered to the Trustee an opinion of counsel, subject to customary assumptions and exclusions, to the effect that after the 91st day following the deposit, the trust funds will not be part of any “estate” formed by the bankruptcy or reorganization of the Company or subject to the “automatic stay” under the Bankruptcy Law or, in the case of Covenant Defeasance, will be subject to a first priority Lien in favor of the Trustee for the benefit of the holders;

(8) the Company shall deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(9) the Company shall deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture and Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount at maturity of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Book-Entry, Delivery and Form

The Notes will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be on deposit with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC, including the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The issuer takes no responsibility for these operations and procedures and urges investors to contact the system or its participants directly to discuss these matters.

DTC has advised the issuer that DTC is a limited-purpose trust issuer created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the issuer that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such systems. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global

Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the issuer and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the issuer, the Trustee nor any agent of the issuer or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the issuer that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the issuer. Neither the issuer nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the issuer that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the issuer nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the issuer that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case the issuer fails to appoint a successor depositary;

(2) the issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Notes:

(1) if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
Issue Date	$606.82
June 1, 2004	$637.75
December 1, 2004	$670.43
June 1, 2005	$704.79
December 1, 2005	$740.91
June 1, 2006	$778.88
December 1, 2006	$818.80
June 1, 2007	$860.76
December 1, 2007	$904.88
June 1, 2008	$951.25
December 1, 2008	$1,000.00

(2) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (y) a fraction, the numerator of which is the number of days elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of 12 30-day months, and the denominator of which is 180 (or, if the Semi-Annual Accrual Date immediately preceding the Specified Date is the Issue Date, the denominator of which is the number of days from and including the Issue Date to and excluding the next Semi-Annual Accrual Date); or

(4) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

“Acquired Debt” means, with respect to any specified Person:

(1) Debt of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Debt Incurred in connection with, or in contemplation of, such other Person’s merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Debt secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition of Jostens by the Company on July 29, 2003.

“Affiliate” of any specified Person means:

(1) any other Person, which directly or indirectly, is in control of, controlled by or is under common control with such specified Person;

(2) any other Person that owns, directly or indirectly, 15% or more of such specified Person’s Voting Stock; or

(3) any Person who is a director or officer of such Person.

For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether by ownership of securities, contract, proxy or otherwise.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including by way of a sale and leaseback) (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Certain Covenants—Merger, Consolidation, or Sale of all or Substantially all Assets” and not by the provisions of the Asset Sale covenant), and

(2) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries (other than director’s qualifying shares), in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

(A) that have a fair market value in excess of 1.0% of Total Assets; or

(B) for Net Proceeds in excess of 1.0% of Total Assets.

Notwithstanding the foregoing, the following will not be Asset Sales:

(1) a transfer of assets or an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or a transfer of assets by the Company to a Restricted Subsidiary;

(2) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments” (including any formation of or contribution of assets to a Subsidiary of the Company or joint venture);

(3) leases or subleases to third parties, of real property owned in fee or leased by the Company or its Subsidiaries or a disposition of a lease of real property, in each case, in the ordinary course of business;

(4) any disposition of property or assets (including inventory, accounts receivable and licensing agreements) of the Company or any of its Subsidiaries in the ordinary course of business, or that in the reasonable judgment of the Company, have become uneconomic, obsolete or worn out;

(5) the disposition of Cash Equivalents or cash; and

(6) sales of accounts or other receivables and related assets (or a fractional undivided interest therein) for the fair market value thereof, in a Qualified Receivables Transaction.

“Bankruptcy Law” means Title 11, United States Code, or any similar federal or state law for the relief of debtors.

“Board of Directors” means, with respect to any Person, the Board of Directors of such Person, or (except if used in the definition of “Change of Control”) any authorized committee of the Board of Directors of such Person.

“Borrowing Base” means, as of any date, an amount equal to the sum of: (1) 85% of the aggregate book value of all accounts receivable of the Company and its Restricted Subsidiaries; and (2) 60% of the aggregate book value of all inventory owned by the Company and its Restricted Subsidiaries, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company shall use the most recent available information for purposes of calculating the Borrowing Base.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(3) in the case of an association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of stock.

“Cash Equivalents” means:

(1) securities issued or directly and fully Guaranteed or insured by the United States government or any agency or instrumentality thereof;

(2) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank or trust company having capital and surplus in excess of $300 million;

(3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) and (2) above entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (“S&P”) and in each case maturing within one year after the date of acquisition;

(5) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P;

(6) Debt with a rating of “A” or higher from S&P or “A2” or higher from Moody’s; and

(7) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (4) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Hedging Agreements” means any futures contract or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in commodities prices.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1) plus, to the extent deducted in computing such Consolidated Net Income (without duplication):

(A) Consolidated Interest Expense and the amortization of debt issuance costs, commissions, fees and expenses of such Person and its Restricted Subsidiaries for such period;

(B) provision for taxes based on income or profits (including franchise taxes) of such Person and its Restricted Subsidiaries for such period;

(C) depreciation and amortization expense, including amortization of inventory write-up under APB 16, amortization of intangibles (including goodwill and the non-cash costs of Interest Rate Agreements, Commodity Hedging Agreements or Currency Agreements, license agreements and non-competition agreements), amortization of management fees, non-cash amortization of Capital Lease Obligations, and organization costs; and

(D) expenses and charges related to any equity offering or Incurrence of Debt permitted to be Incurred by the Indenture;

(E) the amount of any restructuring or other type of special charge or reserve;

(F) unrealized gains and losses from hedging, foreign currency or commodities translations and transactions;

(G) expenses consisting of internal software development costs that are expensed during the period but could have been capitalized in accordance with GAAP;

(H) any write-downs, write-offs, and other non-cash charges, items and expenses;

(I) the amount of any expense relating to any minority interest of Restricted Subsidiaries; and

(J) costs of surety bonds in connection with financing activities, and

(2) minus any cash payment for which a reserve or charge of the kind described in subclause (E), (H) or (I) of clause (1) above was taken previously during such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion, including by reason of minority interests) that the Net Income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income.

“Consolidated Coverage Ratio” means with respect to any Person, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for the four full fiscal quarters ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio (the “Calculation Date”) for which financial statements are available to the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries Incurs, assumes, Guarantees or redeems any Debt (other than working capital borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated but prior to Calculation Date, then the Consolidated Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, Guarantee or redemption of Debt, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers and consolidations that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, and discontinued operations determined in accordance with GAAP on or prior to the Calculation Date, shall be given effect on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers and consolidations or discontinued operations (and the reduction or increase of any associated Consolidated Interest Expense, and the change in Consolidated Cash Flow, resulting therefrom, including because of Pro Forma Cost Savings) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger or consolidation or determined a discontinued operation, that would have required adjustment pursuant to this definition, then the Consolidated Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger or consolidation or discontinued operations had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a financial or accounting officer of the Company. If any Debt to which pro forma effect is given bears interest at a floating rate, the interest expense on such Debt shall be calculated as if the rate in effect on the Calculation Date had been the applicable interest rate for the entire period (taking into account any Interest Rate Agreement in effect on the Calculation Date). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. Interest on Debt that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated net interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers’ acceptance financings or any Qualified Receivables Transaction, and net payments (if any) pursuant to Hedging Obligations relating to Interest Rate Agreements or Currency

Agreements with respect to Debt, excluding, however (a) amortization of debt issuance costs, commissions, fees and expenses and (b) customary commitment, administrative and transaction fees and charges);

(2) dividends in respect of any Disqualified Stock of the Company or any Restricted Subsidiary, or cash dividends paid in respect of any Preferred Stock of a Restricted Subsidiary held by Persons other than the Company or a Subsidiary; and

(3) commissions, discounts and other fees and charges Incurred in connection with a Qualified Receivables Transaction of the Company or any Restricted Subsidiary,

in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary of such Person and the net losses of any such Person shall only be included to the extent funded with cash or property from the Company or any Restricted Subsidiary;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, prohibited by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders unless such restriction with respect to the payment of dividends has been permanently waived (except the amount of Net Income excluded from Consolidated Net Income as a result of this clause (2) shall be included in Consolidated Net Income to the extent such restrictions are permitted under the covenant described under “—Certain Covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries” with respect to such Person);

(3) except for purposes of calculating the Consolidated Coverage Ratio, the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded (effected either through cumulative effect adjustment or a retroactive application, in each case, in accordance with GAAP) since May 10, 2000;

(5) the gain and loss on discontinued operations shall be excluded; and

(6) non-cash items associated with purchase accounting in connection with the Acquisition shall be excluded.

“Continuing Members” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of Board of Directors of the Company immediately after the Issue Date; or

(2) was nominated for election or elected to the Company’s Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the Continuing Members who were members of the Company’s Board of Directors at the time of that nomination or election.

“Credit Agreement” means the Credit Agreement dated as of July 29, 2003, by and among, Visant, Jostens, certain of its Subsidiaries, the lenders referred to therein, Credit Suisse First Boston, as Administrative Agent,

Credit Suisse First Boston Toronto Branch, as Canadian Administrative Agent, Deutsche Bank Securities Inc., as Syndication Agent, and The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York), Fleet National Bank and Wells Fargo Bank, N.A., as co-Documentation Agents, together with the related documents thereto (including the term loans and revolving loans thereunder, any Guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Debt Incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Credit Facilities” means, with respect to the Company and its Restricted Subsidiaries, one or more debt facilities (including the facilities available under the Credit Agreement), commercial paper facilities or indentures with banks, insurance companies, other institutional lenders or trustees providing for revolving credit loans, term loans, notes, factoring or other receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from or issue securities to such lenders against such receivables) or letters of credit or other credit facilities, in each case, as amended, restated, modified or Refinanced in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement to which the Company or any Restricted Subsidiary is a party or of which it is a beneficiary.

“Debt” means, with respect to any Person (without duplication):

(1) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, which purchase price is due more than six months after the date of placing such property in final service or taking final delivery thereof, or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

(2) all indebtedness under clause (1) of other Persons secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) provided that the amount of indebtedness of such Person shall be the lesser of:

(A) the fair market value of such asset at such date of determination;

(B) the amount of such indebtedness of such other Persons; and

(C) to the extent not otherwise included, the Guarantee by such Person of any Debt under clause (1) of any other Person;

provided, however, that Debt shall not include:

(a) obligations and liabilities in respect of synthetic lease facilities that are accounted for as operating leases in accordance with GAAP (including Guarantees of loans then outstanding by the lenders under any such facility to the lessor thereunder);

(b) obligations of the Company or any of its Restricted Subsidiaries arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or a

Subsidiary, other than Guarantees of Debt Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that:

(1) such obligations are not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (1)); and

(2) the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(c) (1) obligations under (or constituting reimbursement obligations with respect to) letters of credit, performance bonds, surety bonds, appeal bonds, completion guarantees or similar instruments issued in connection with the ordinary course of a Permitted Business, including letters of credit in respect of workers’ compensation claims, security or lease deposits and self-insurance; provided, however, that upon the drawing of such letters of credit or other instrument, such obligations are reimbursed within 30 days following such drawing, and (2) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of day-light overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such obligations are extinguished within three business days of Incurrence;

(d) purchase price holdbacks in connection with purchasing in the ordinary course of business of the Company and its Restricted Subsidiaries;

(e) leases of precious metals used in the ordinary course of business of the Company and its Restricted Subsidiaries, whether or not accounted for as operating leases under GAAP; or

(f) customer deposits in the ordinary course of business.

Except as otherwise expressly provided in this definition, the amount of any Debt outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Debt issued at a discount to par value; and

(2) the principal amount thereof in the case of any other Debt.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is:

(1) required to be redeemed or is redeemable at the option of the holder of such class or series of Capital Stock at any time on or prior to the date that is 91 days after the Stated Maturity of the Notes; or

(2) convertible into or exchangeable at the option of the holder thereof for Capital Stock referred to in clause (1) above or Debt having a scheduled maturity on or prior to the date that is 91 days after the Stated Maturity of the Notes.

Notwithstanding the preceding sentence, (A) if such Capital Stock is issued to any plan for the benefit of employees or by any such plan to such employees, in each case in the ordinary course of business of the Company or its Subsidiaries, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations, (B) any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the

Company may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Company’s purchase of such Notes as are required to be repurchased pursuant to the provisions of the Indenture as described under “—Change of Control” and (C) the Jostens Senior Preferred Stock having the terms and conditions set forth in the Certificate of Designation for the Jostens Senior Preferred Stock as in effect on the Issue Date shall not constitute Disqualified Stock under the Indenture.

For purposes hereof, the amount of any Disqualified Stock shall be equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. The “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date as of which the Consolidated Coverage Ratio shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Stock.

“DLJMB” means DLJ Merchant Banking III, Inc., a Delaware corporation.

“Domestic Subsidiary” means any Restricted Subsidiary other than a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means an offering for cash by the Company of any Capital Stock of the Company other than Capital Stock that by its terms or otherwise is:

(1) required to be redeemed or is redeemable at the option of the holder of such Capital Stock at any time; or

(2) convertible into or exchangeable at the option of the holder thereof for Capital Stock referred to in clause (1) above or Debt.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount at maturity equal to, the Notes, in compliance with the terms of a Registration Rights Agreement.

“Existing Debt” means Debt of the Company and its Restricted Subsidiaries in existence on the Issue Date, until such amounts are repaid.

“Foreign Subsidiary” of a Person means any Restricted Subsidiary of such Person that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board; and

(3) such other statements by such other entity as approved by a significant segment of the accounting profession.

All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP as in effect as of May 10, 2000.

“Government Notes” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Debt. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Interest Rate Agreements, Currency Agreements or Commodity Hedging Agreements.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” has the meaning set forth in paragraph (a) of the covenant described under the caption “—Limitation on the Incurrence of Debt and Issuance of Preferred Stock.” “Incurred” and “Incurrence” shall have correlative meanings.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however , that such firm is not an Affiliate of the Company.

“Initial Purchasers” means Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, repurchase agreement, futures contract or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (but excluding Guarantees of Debt not otherwise prohibited to be Incurred under the Indenture (to the extent that such Guarantees of Debt do not then require cash payments by the Company and in the event that cash payments are then required, such payments shall constitute an Investment under the Indenture only 90 days subsequent to such payment)), advances or capital contributions (excluding commission, travel, payroll, entertainment, relocation and similar advances to officers and employees and profit sharing plan contributions made in the ordinary course of business), and purchases or other acquisitions for consideration of Debt, Equity Interests or other securities. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the second paragraph of paragraph (c) of the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.”

The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means December 2, 2003.

“Jostens” means Jostens, Inc., a Minnesota corporation, and its successors.

“Jostens Certificate of Designation” means the Certificate of Designation of the Powers, Preferences and Rights of the 14% Senior Redeemable Payment-In-Kind Preferred Stock and Qualifications, Limitations and Restrictions Thereof of Jostens as in effect on May 10, 2000.

“Jostens Existing Indenture” means the Indenture dated as of May 10, 2000, among Jostens, the Jostens Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Jostens Existing Notes” means the Jostens 12 3 /4% Senior Subordinated Notes due 2010 issued pursuant to the Jostens Existing Indenture.

“Jostens Guarantors” means the Subsidiaries of Jostens that have Guaranteed the Jostens Existing Notes.

“Jostens Senior Preferred Stock” means the 14% Senior Redeemable Payment-In-Kind Preferred Stock issued pursuant to the Jostens Certificate of Designations.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement or lease in the nature thereof), provided that any property that is the subject of a Sale/Leaseback Transaction shall be deemed to be covered by a Lien.

“Net Income” means, with respect to any Person and any period, the net income (or loss) of such Person (but not any Subsidiaries) for such period, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends of such Person (but not any Subsidiaries), excluding, however:

(1) any extraordinary or non-recurring gains or losses or fees, expenses or charges (including those arising in connection with the Acquisition, the financing thereof and the offering of the Notes) or charges from the sale of assets outside the ordinary course of business, together with any related provision for taxes on such gain or loss or fees, expenses or charges; and

(2) gain or loss upon the early extinguishment of Debt and deferred financing costs written off in connection with the early extinguishment of Debt;

provided, however, that Net Income shall be deemed to include any increases during such period to shareholder’s equity of such Person attributable to tax benefits from net operating losses and the exercise of stock options that are not otherwise included in Net Income for such period.

“Net Proceeds” means the aggregate cash proceeds or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including legal, accounting and investment banking fees, and brokerage and sales commissions) and any relocation, redundancy and closing costs Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts applied to the repayment of principal, premium, if any, and interest on Debt required (other than required by the third paragraph under the caption “—Asset Sales”) to be paid as a result of such transaction, all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including pension and other post- employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means principal, interest, penalties, fees, indemnifications, reimbursements, damages, Guarantees and other liabilities payable under documentation governing any Debt, in each case, whether now or hereafter existing, renewed or restructured, whether or not from time to time decreased or extinguished and later increased, created or Incurred, whether or not arising on or after the commencement of a proceeding under Bankruptcy Law (including post-petition interest) and whether or not allowed or allowable as a claim in any such proceeding.

“Officers” means any of the following: Chairman, President, Chief Executive Officer, Treasurer, Chief Financial Officer, Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Secretary, Assistant Secretary or any other officer reasonably acceptable to the Trustee.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Debt” means Debt of the Company that ranks pari passu in right of payment to the Notes, whether or not it is secured.

“Permitted Business” means the businesses conducted by Jostens and its Subsidiaries as of May 10, 2000 and any other business reasonably related, complementary or incidental to any of those businesses including the provision of goods or services related to educational institutions.

“Permitted Holders” means (a) DLJMB or any of its Affiliates or Subsidiaries and (b) any Person who holds common stock of the Company on the Issue Date. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means:

(1) any Investment in the Company or in a Restricted Subsidiary (including in any Equity Interests of a Restricted Subsidiary);

(2) any Investment in (A) cash or Cash Equivalents or (B) to the extent determined by the Company in good faith to be necessary for local currency working capital requirements of a Foreign Subsidiary, other cash equivalents, provided in the case of clause (B), the Investment is made by the Foreign Subsidiary having such operations;

(3) any Investment by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of substantially concurrent related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4) any securities received or other Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Assets Sales” or in connection with any other disposition of assets not constituting an Asset Sale;

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investments relating to a Receivables Subsidiary;

(7) loans or advances to employees (or Guarantees of third-party loans to employees) in the ordinary course of business or pursuant to a stock loan program;

(8) stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts (whether pursuant to a plan of reorganization or similar arrangement);

(9) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms (including such concessionary terms as the Company or such Restricted Subsidiary deems reasonable);

(10) any Investment existing on the Issue Date or made pursuant to legally binding written commitments in existence on the Issue Date which Investment is disclosed in this prospectus;

(11) Investments in Interest Rate Agreements, Currency Agreements and Commodity Hedging Agreements not otherwise prohibited under the Indenture;

(12) any Investment in a Permitted Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (12) that are at that time outstanding, not to exceed 10.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding, not to exceed 2.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means, with respect to any Person:

(1) Liens on property (A) existing at the time of acquisition thereof or (B) of a Person existing at the time such Person is merged into or consolidated with or acquired by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those acquired or to those of the Person merged into or consolidated with the Company or a Restricted Subsidiary of the Company, as the case may be;

(2) banker’s Liens, rights of setoff and Liens to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(3) Liens to secure Debt (including Capital Lease Obligations) permitted by clause (5) of paragraph (b) of the covenant described under the caption “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock” covering only the assets acquired, leased, constructed or improved with such Debt;

(4) Liens existing on the Issue Date;

(5) customary Liens incurred in connection with a Qualified Receivables Transaction;

(6) (A) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business and (B) Liens for taxes, assessments or governmental charges or claims, in each case, that are not yet due or delinquent or that are bonded or that are being contested in good faith and by appropriate proceedings; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(7) Liens, pledges or deposits in connection with (A) workmen’s compensation, obligations and general liability exposure of the Company and its Restricted Subsidiaries and (B) unemployment insurance and other social security legislation;

(8) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Debt in respect of commercial letters of credit;

(9) (A) mortgages, Liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any real property leased by the Company or any Restricted Subsidiary of the Company on the Issue Date and subordination or similar agreements relating thereto and (B) any condemnation or eminent domain proceedings affecting any real property;

(10) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(11) Liens securing Hedging Obligations entered into in the ordinary course of business;

(12) Liens securing Permitted Refinancing Debt permitted to be Incurred under the Indenture or amendments or renewals of Liens that were permitted to be incurred; provided, in each case, that such Liens do not extend to any additional property or asset of the Company or a Restricted Subsidiary of the Company;

(13) any provision for the retention of title to an asset by the vendor or transferor of such asset which asset is acquired by the Company or any Restricted Subsidiary of the Company in a transaction entered into in the ordinary course of business of the Company or such Restricted Subsidiary;

(14) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (A) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; and

(15) Liens securing Debt (including related Obligations) permitted to be Incurred under Credit Facilities pursuant to the provisions described of the covenant described under the caption “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock.”

“Permitted Refinancing Debt” means any Debt of the Company or any Debt or Preferred Stock of any of its Restricted Subsidiaries issued to Refinance other Debt or Preferred Stock of the Company or any of its Restricted Subsidiaries Incurred or issued in compliance with the Indenture; provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount of (or accreted value or liquidation value, if applicable), plus accrued interest or dividends on, the Debt or Preferred Stock so Refinanced (plus the amount of reasonable premium and fees and expenses (including tender premiums and defeasance costs) Incurred in connection therewith);

(2) in the case of term Debt being Refinanced, principal payments required under such Permitted Refinancing Debt have a Stated Maturity no earlier than the earlier of (A) the Stated Maturity of those under the Debt being Refinanced and (B) the maturity date of the Notes and such Permitted Refinancing Debt has a Weighted Average Life to Maturity equal to or greater than the lesser of the Weighted Average Life to Maturity of the Debt being Refinanced and the Weighted Average Life to Maturity of the Notes;

(3) if the Debt or Preferred Stock being Refinanced is subordinated in right of payment to the Notes, such Permitted Refinancing Debt has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Debt or Preferred Stock being Refinanced; and

(4) such Debt is Incurred either by the Restricted Subsidiary who is the obligor on the Debt being Refinanced or by the Company;

provided, however, that clauses (2) and (4) shall not apply to the Refinancing of the Jostens Existing Notes, the Jostens Senior Preferred Stock or any Debt under the Credit Agreement.

The Company may Incur Permitted Refinancing Debt not more than six months prior to the application of the proceeds thereof to repay the Debt or Preferred Stock to be Refinanced; provided that upon the Incurrence of such Permitted Refinancing Debt, the Company shall provide written notice thereof to the Trustee, specifically identifying the Debt or Preferred Stock to be Refinanced with Permitted Refinancing Debt.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Pro Forma Cost Savings” means, with respect to any period ended on any Calculation Date, the reductions in costs with respect to the applicable four-quarter reference period that (1) are directly attributable to any Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations and calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act as in effect on the date of the Indenture or (2) have begun to be implemented prior to the Calculation Date by, or have been identified and approved in good faith by the Board of Directors of, the Company, any Restricted Subsidiary or the business that was the subject of any such Investments, acquisitions, dispositions, mergers, consolidations or discontinued operations pursuant to a formalized plan, in the case of each of clause (1) and (2), based on a supportable, good faith estimate of the Chief Financial Officer or other senior financial officer of the Company and determined on a pro forma basis as if all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses (other than capitalized expenses) Incurred or to be Incurred during the four-quarter reference period in order to achieve such reduction in costs.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company, any Restricted Subsidiary or any Receivables Subsidiary pursuant to which the Company, any Restricted Subsidiary or any Receivables Subsidiary may sell, convey or otherwise transfer to, or grant a security interest in for the benefit of, (a) a Receivables Subsidiary (in the case of a transfer or encumbrancing by the Company or a Restricted Subsidiary) and (b) any other Person, accounts and other receivables (whether now existing or arising in the future) of the Company or a Restricted Subsidiary which arose in the ordinary course of business of the Company or a Restricted Subsidiary, and any assets related thereto, including all collateral securing such receivables, all contracts and all Guarantees or other obligations in respect of such receivables, proceeds of such receivables and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization or factoring transactions involving receivables.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Company which engages in no activities other than in connection with the financing of receivables and related assets which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary (a) no portion of any Debt or any other obligations (contingent or otherwise) of which, directly or indirectly, contingently or otherwise, (1) is Guaranteed by the Company or a Restricted Subsidiary (excluding Standard Securities Undertakings), (2) is recourse to or obligates the Company or a Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings, or (3) subjects any asset of the Company or a Restricted Subsidiary to the satisfaction thereof, other than Standard Securitization Undertakings, (b) with which neither the Company nor a Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than those customarily entered into in connection with Qualified Receivables Transactions, and (c) with which neither the

Company nor a Restricted Subsidiary has any obligation, directly or indirectly, contingently or otherwise, to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by the filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Debt in exchange or replacement for, such Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Registration Rights Agreement” means the Registration Rights Agreement dated November 25, 2003, among the Company, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc., or any similar agreement relating to Additional Notes.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary of the Company on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary of the Company whereby the Company or a Restricted Subsidiary of the Company transfers such property to a Person and the Company or a Restricted Subsidiary of the Company leases it from such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Officer” means the Chief Executive Officer or the Chief Financial Officer of the Company.

“Significant Subsidiary” means (1) any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date or (2) any one or more Restricted Subsidiaries of the Company that (A) are not otherwise Significant Subsidiaries, (B) as to which any event described in clause (6) or (7) under “—Defaults” has occurred and is continuing and (C) would together constitute a Significant Subsidiary under clause (1) of this definition.

“Specified Affiliate Payments” means:

(1) the direct or indirect repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary, held by any future, present or former employee, director, officer or consultant of the Company (or any of its Restricted Subsidiaries) pursuant to any management equity subscription agreement, stock option agreement or plan, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum amount of repurchases, redemptions or other acquisitions or retirements pursuant to this clause (1) (without giving effect to the immediately following proviso) of $10.0 million in any calendar year) and no payment default on Senior Debt or the Notes shall have occurred and be continuing; provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by the Company (including by way of capital contribution) since the Issue Date from the sale of Equity Interests of the Company to employees, directors, officers or consultants of, the Company or its Subsidiaries that occurs in such calendar year (it being understood that such cash proceeds shall be excluded from clause (4)(C)(ii) of paragraph (a) under the covenant described under the caption “—Certain Covenants—Limitation on Restricted Payments”)

plus

(B) the cash proceeds from key man life insurance policies received by the Company and its Restricted Subsidiaries in such calendar year (including proceeds from the sale of such policies to the person insured thereby); and provided further that cancellation of Debt owing to the Company from employees, directors, officers or consultants of the Company or any of its Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of the Indenture;

(2) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants as a result of the payment of all or a portion of the exercise price of such options or warrants with Equity Interests; and

(3) payments by the Company to shareholders or members of management of the Company and its Subsidiaries in connection with the Acquisition that are reflected as adjustments to the pro forma financial statements included in this prospectus.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or a Restricted Subsidiary which are reasonably customary in a receivables securitization transaction.

“Stated Maturity” means, with respect to any installment of interest on or principal of, or any other amount payable in respect of, any series of Debt, the date on which such interest, principal or other amount was scheduled to be paid in the documentation governing such Debt, and shall not include any contingent obligations to repay, redeem or repurchase any such interest, principal or other amount prior to the date scheduled for the payment thereof.

“Subordinated Debt” means any Debt of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to Vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person; or

(2) any partnership (A) the sole general partner of the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Tax Sharing Agreement” means any tax allocation agreement between the Company or any of its Subsidiaries with any direct or indirect shareholder of the Company with respect to consolidated or combined tax returns including the Company or any of its Subsidiaries and containing customary terms for such an agreement but only to the extent that amounts payable from time to time by the Company or any such Subsidiary under any such agreement do not exceed the corresponding tax payments that the Company or such Subsidiary would have been required to make to any relevant taxing authority had the Company or such Subsidiary not joined in such consolidated or combined returns, but instead had filed returns including only the Company or its Subsidiaries (provided that any such agreement may provide that, if the Company or any such Subsidiary ceases to be a member of the affiliated group of corporations of which the direct or indirect shareholder is the common parent for purposes of filing a consolidated Federal income tax return (such cessation, a “Deconsolidation Event”), then the Company or such Subsidiary shall indemnify such direct or indirect shareholder with respect to any Federal, state or local income, franchise or other tax liability (including any related interest, additions or penalties) imposed on such shareholder as the result of an audit or other adjustment with respect to any period prior to such Deconsolidation Event that is attributable to the Company, such Subsidiary or any predecessor business thereof (computed as if the Company, such Subsidiary or such predecessor business, as the case may be, were a stand-alone entity that filed separate tax returns as an independent corporation), but only to the extent that any such tax liability has not been previously indemnified by the Company or such Subsidiary pursuant to the tax allocation agreement and has not been, or will not be, paid by the Company or such Subsidiary directly to the relevant taxing authority).

“Total Assets” means, at any time, the total consolidated assets of the Company and its Restricted Subsidiaries at such time, determined in accordance with GAAP. For the purposes of clause (5) of paragraph (b) of the covenant described under the caption “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock,” Total Assets shall be determined giving pro forma effect to the lease, acquisition, construction or improvement of the assets being leased, acquired, constructed or improved with the proceeds of the relevant Debt.

“Trustee” means The Bank of New York Mellon Trust Company, N.A. until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that is designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided under “—Certain Covenants—Limitations on Designations of Unrestricted Subsidiaries”; and

(2) any Subsidiary of an Unrestricted Subsidiary;

but only to the extent permissible under the Indenture, as described above under “—Certain Covenants—Limitations on Designations of Unrestricted Subsidiaries.”

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Incurrence of Debt and Issuance of Preferred Stock,” whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“Visant” means Visant Corporation, a Delaware corporation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person then outstanding and normally entitled of such Person then outstanding and normally (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Weighted Average Life to Maturity” means, when applied to any Debt at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Debt.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and, with respect to the Company, for so long as the Company owns, directly or indirectly, 100% of the outstanding common stock of Jostens and the only class of Capital Stock of Jostens not owned, directly or indirectly, by the Company is the Jostens Senior Preferred Stock, Jostens.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

CERTAIN ERISA CONSIDERATIONS

Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) prohibit employee benefit plans and certain other retirement plans, accounts and arrangements that are subject to Title I of ERISA or Section 4975 of the Code (“ERISA Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the notes should not be purchased or held by any person investing “plan assets” of any plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable laws or regulations that are to the prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”).

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary discusses the material U.S. federal income and, to the limited extent set forth under the caption “Consequences to Non-U.S. Holders,” estate tax considerations relating to the purchase, ownership and disposition of the notes. Except where noted, this summary deals only with notes held as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Additionally, this summary does not deal with special situations.

For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, brokers, financial institutions or “financial service entities,” tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, insurance companies, retirement plans, U.S. expatriates or former long-term residents of the United States, partnerships or other pass-through entities or investors in partnerships or pass-through entities;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes whose “functional currency” is not the U.S. dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Code and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below.

If a partnership or other pass-through entity holds our notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner or owner of a partnership or other pass-through entity that is considering holding notes, you should consult your tax advisor.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Consequences to Visant Holding

Because the notes were issued with “significant” original issue discount (“OID”) and the yield to maturity of the notes equals or exceeds the sum of (x) the “applicable federal rate” (as determined under Section 1274(d) of the Code) in effect for the calendar month in which the notes were issued (the “AFR”) and (y) 5 percentage points, the notes are considered “applicable high yield discount obligations.” As a result, we are not allowed a deduction for interest (including OID) accrued on the notes for U.S. federal income tax purposes until such time as we actually pay such interest (including OID) in cash or in other property (other than our stock or debt issued by us or by a person deemed to be related to us under Section 453(f)(1) of the Code).

Consequences to U.S. Holders

For purposes of the discussion below, a “U.S. holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Original Issue Discount

The notes were issued with OID in an amount equal to the excess of the “stated redemption price at maturity” of the notes over their “issue price.” For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of “qualified stated interest.” None of the payments on the notes will constitute qualified stated interest. The “issue price” of the notes is the first price at which a substantial amount of the notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). You should be aware that a U.S. holder generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, a U.S. holder generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest.

The amount of OID includible in income for a taxable year by a U.S. holder will generally equal the sum of the “daily portions” of the total OID on the note for each day during the taxable year (or portion of the taxable year) on which such holder held the note. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period will generally be the product of the “adjusted issue price” of a note at the beginning of such accrual period and its “yield to maturity.” The “adjusted issue price” of a note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the gross income of any U.S. holder (determined without regard to the amortization of any “bond premium” or “acquisition premium” as described below), less any payments made on such note on or before the first day of the accrual period. The “yield to maturity” of a note will be computed on the basis of a constant annual interest rate and compounding at the end of each accrual period. An accrual period may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period.

In certain circumstances (see “Description of the Notes—Optional Redemption” and “Description of the Notes—Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount or timing of OID a U.S. holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service (the “IRS”), and if the IRS were to challenge this determination, a U.S. holder might be required to include in its gross income an amount of OID in excess of that described above, and might be required to treat income realized on the taxable disposition of a note before the resolution of the contingencies as ordinary income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. holder. If any such amounts are in fact paid, U.S. holders will be required to recognize such amounts as income.

A U.S. holder who acquires a note at a “bond premium” (discussed below) will not be subject to the OID rules described herein.

Market Discount. If a note is acquired at a “market discount,” some or all of any gain realized upon a subsequent sale, other disposition, or full or partial principal payment, of such note may be treated as ordinary income, and not capital gain, as described below. For this purpose, “market discount” is the excess (if any) of the “revised issue price” of a note over the basis of such note immediately after its acquisition by the taxpayer, subject to a statutory de minimis exception. The “revised issue price” of a note is its issue price plus the aggregate amount of OID includible in the gross income of all holders for all periods before the acquisition of the note by the taxpayer (determined without offset for “acquisition premium” (discussed below), if any). Unless a U.S. holder has elected to include the market discount in income as it accrues, gain, if any, realized on any subsequent disposition (other than in connection with certain nonrecognition transactions) or full or partial principal payment of such note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such U.S. holder held such note.

The amount of market discount treated as having accrued will be determined either (i) on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the U.S. holder and the denominator of which is the total number of days after the date such U.S. holder acquired the note up to and including the date of its maturity or (ii) if the U.S. holder so elects, on a constant interest rate method. A U.S. holder may make that election with respect to any note but, once made, such election is irrevocable.

A U.S. holder of a note acquired at a market discount may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest method, in lieu of recharacterizing gain upon disposition or principal repayment as ordinary income to the extent of accrued market discount at the time of such disposition or repayment. Once made, this election will apply to all notes and other obligations acquired by the electing U.S. holder at a market discount during the taxable year for which the election is made, and all subsequent taxable years, unless the IRS consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the note in the hands of the U.S. holder will be increased by the market discount thereon as it is included in income.

Unless a U.S. holder who acquires a note at a market discount elects to include market discount in income currently, such U.S. holder may be required to defer deductions for any interest paid or accrued on indebtedness allocable to such note in an amount not exceeding the deferred income, until such income is realized.

Bond Premium. If a U.S. holder purchases a note and immediately after the purchase the adjusted basis of the note exceeds the sum of all amounts payable on the instrument after the purchase date, the note will be treated as having been acquired with “bond premium.” A U.S. holder may elect to amortize such bond premium over the remaining term of such note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date).

If bond premium is amortized, the amount of interest that must be included in the U.S. holder’s income for each accrual period will be reduced by the portion of premium allocable to such period based on the holder’s yield. If such an election to amortize bond premium is not made, a U.S. holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such U.S. holder’s gain or loss upon the sale or other disposition or full or partial principal payment of the note.

An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds, the interest on which is includible in the U.S. holder’s gross income, held at the beginning of the U.S. holder’s first taxable year to which the election applies or that are thereafter acquired, and may be revoked only with the consent of the IRS. A U.S. holder who elects to amortize bond premium must reduce its adjusted basis in the notes by the amount of such allowable amortization.

Acquisition Premium. A complementary concept to bond premium is acquisition premium. A note is acquired at an “acquisition premium” if the U.S. holder’s adjusted tax basis in the note, immediately after its purchase, exceeds the adjusted issue price of the note but is less than or equal to all amounts payable on the note after the purchase date. If a U.S. holder acquires a note at an acquisition premium, the amount of OID includible in the U.S. holder’s gross income generally is reduced in each period in proportion to the percentage of the unamortized OID at the date of acquisition represented by the acquisition premium. Alternatively, a U.S. holder may elect to treat its purchase as a purchase at original issuance and accrue the discount on such purchase on a constant yield basis.

Sale or Other Taxable Disposition of the Notes

Unless a non-recognition provision applies, a U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and such holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be equal to the amount paid by such holder for the note, increased by the amount of OID and market discount, if any, previously included in income and decreased by the amount of any cash payments on the note and the amount of bond premium, if any, amortized with respect to such note. Except as described above with respect to market discount, such gain or loss will generally be capital gain or loss. If the U.S. holder is an individual and has held the notes for more than one year, such capital gain generally will be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Discharge

If we were to obtain a discharge of the Indenture with respect to all of the notes then outstanding, as described above under “Description of the Notes—Satisfaction and Discharge,” such discharge generally would be deemed to constitute a taxable exchange of the outstanding notes for other property. In such case, a U.S. holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after such deemed exchange, a U.S. holder also might be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. U.S. holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Consequences to Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of a note that is an individual, corporation (or other entity taxable as a corporation), estate or trust that is not a U.S. holder and interest (including OID) and any gain on the sale, exchange or retirement (including a redemption) of a note will be considered to be “U.S. trade or business income” if such income or gain is (1) effectively connected with the Non-U.S. holder’s conduct of a U.S. trade or business and (2) in the case of a treaty resident, described in clause (1) above and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. holder in the United States.

Payment of Interest and OID

Subject to the discussion below concerning backup withholding, generally, interest (including OID) paid on a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest (including OID) on the notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the Non-U.S. holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) is not a “controlled foreign corporation” with respect to which we are a “related person,” as such terms are defined in the Code and (3) provides the required certifications, under penalties of perjury, that the beneficial owner of the notes is not a U.S. person on a properly completed and executed IRS Form W-8BEN prior to the payment.

The gross amounts of interest (including OID) that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. holder must provide a properly completed and executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest (including OID). These forms must generally be periodically updated. If the notes are traded on an established financial market, a Non-U.S. holder who is claiming the benefits of a treaty will not be required to obtain and to provide a U.S. taxpayer identification number on the IRS Form W-8BEN. In certain circumstances, in lieu of providing an IRS Form W-8BEN, the Non-U.S. holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in a foreign country in order to claim treaty benefits.

Special procedures relating to U.S. withholding taxes are provided under applicable Treasury regulations for payments through qualified intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

Sale, Exchange or Retirement of Notes

Except as described below and subject to the discussion below on backup withholding, gain realized by a Non-U.S. holder on the sale, exchange or retirement (including a redemption) of a note generally will not be subject to U.S. federal income or withholding tax unless (1) such gain constitutes U.S. trade or business income, which will be taxed as discussed above (including, if applicable, at tax rates for capital gain); or (2) the Non-U.S. holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Discharge

As described above under “—Consequences to U.S. Holders—Discharge,” a Non-U.S. holder also may be required to recognize income with respect to the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred, and such income may be subject to U.S. income and/or withholding taxes. Non-U.S. holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Federal Estate Tax

Any notes held (or treated as held) by an individual who is a Non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total voting power of all of our classes of stock entitled to vote and income on the notes was not U.S. trade or business income.

Information Reporting and Backup Withholding

U.S. Holders

In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on notes, the proceeds of sale of a note and any payments with respect to any property deemed to have been received as described above under “—Consequences to U.S. Holders—Discharge,” made to a U.S. holder, unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding tax may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS.

Non-U.S Holders

We must report annually to the IRS and to each Non-U.S. holder any interest (including OID) that is paid to the Non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information.

Non-U.S. holders other than corporations may be subject to backup withholding and additional information reporting. Backup withholding will not apply to payments of interest (including OID) on the notes to a Non-U.S. holder if the Non-U.S. holder properly certifies that it is not a U.S. person or otherwise establishes an exemption. However, such certification or exemption is not effective if we or our paying agent has actual knowledge, or reason to know, that such holder is a U.S. person or that the conditions of another exemption relied upon by the Non-U.S. holder are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange or retirement (including a redemption) of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or retirement (including a redemption) of the notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange or retirement (including a redemption) of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge, or reason to know, to the contrary, or the owner otherwise establishes on exemption.

In addition, in general, any payments with respect to the property deemed to have been received as described above under “—Consequences to U.S. Holders—Discharge,” may be subject to information reporting and possible backup withholding, unless the Non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the payor does not have actual knowledge, or reason to know, that the Non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder will be allowed as a refund or credit against such Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS.

THE PRECEDING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

This prospectus is to be used by Credit Suisse Securities (USA) LLC in connection with the offers and sales of the registered securities in market-making transactions effected from time to time. Credit Suisse Securities (USA) LLC may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any of the proceeds from such sales.

As of May 20, 2009, DLJ Merchant Banking Partners III, L.P. and affiliated investment funds held approximately 40.9% of the voting interests of our parent and approximately 44.5% of our parent’s economic interest. Charles P. Pieper and Jay Wilkins, each of whom is a partner of DLJ Merchant Banking, are members of the board of directors of Visant Holding and Visant. Further, an affiliate of Credit Suisse Securities (USA) LLC is a lender and agent in connection with Visant’s senior secured credit facilities, for which it receives customary fees and expenses. DLJ Merchant Banking III, Inc. is a party to the Transaction and Monitoring Agreement for which it is paid an annual fee. DLJMB has, from time to time, provided investment banking and other financial advisory services to Visant in the past for which it has received customary compensation, and will provide such services and financial advisory services to our company in the future. Credit Suisse Securities (USA) LLC acted as purchaser in connection with the initial sale of the notes and received an underwriting discount in connection therewith. See “Certain Relationships and Related Transactions and Director Independence.”

Credit Suisse Securities (USA) LLC has informed us that it does not intend to confirm sales of the securities to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

We have been advised by Credit Suisse Securities (USA) LLC that, subject to applicable laws and regulations, Credit Suisse Securities (USA) LLC intends to make a market in the securities. However, Credit Suisse Securities (USA) LLC is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will be sustained. See “Risk Factors—Risks Relating to Our Indebtedness and the Notes—Your ability to sell the notes may be limited by the absence of an active trading market, and if one develops, it may not be liquid.”

LEGAL MATTERS

Simpson Thacher & Bartlett LLP, New York, New York has passed upon the validity of the notes on our behalf.

EXPERTS

The consolidated financial statements of Visant Holding Corp. and Visant Corporation as of January 3, 2009 and December 29, 2007, and for each of the three years in the period ended January 3, 2009 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing in the registration statement (which reports express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph referring to the adoption of the measurement date provision and the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R), as of January 3, 2009 and December 29, 2007, respectively). Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page
Consolidated Financial Statements

Visant Holding Corp. and subsidiaries:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006	F-3

Consolidated Balance Sheets as of January 3, 2009 and December 29, 2007	F-4

Consolidated Statements of Cash Flows for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006	F-5

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006	F-6

Visant Corporation and subsidiaries:

Report of Independent Registered Public Accounting Firm	F-7

Consolidated Statements of Operations for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006	F-8

Consolidated Balance Sheets as of January 3, 2009 and December 29, 2007	F-9

Consolidated Statements of Cash Flows for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006	F-10

Consolidated Statements of Changes in Stockholder’s Equity for the fiscal years ended January 3, 2009, December 29, 2007 and December 30, 2006	F-11

Notes to Consolidated Financial Statements	F-12

Interim Financial Statements

Visant Holding Corp. and subsidiaries:

Condensed Consolidated Statements of Operations for the three months ended April 4, 2009 and March 29, 2008	F-64

Condensed Consolidated Balance Sheets as of April 4, 2009 and January 3, 2009	F-65

Condensed Consolidated Statements of Cash Flows for the three months ended April 4, 2009 and March 29, 2008	F-66

Visant Corporation and subsidiaries:

Condensed Consolidated Statements of Operations for the three months ended April 4, 2009 and March 29, 2008	F-67

Condensed Consolidated Balance Sheets as of April 4, 2009 and March 29, 2008	F-68

Condensed Consolidated Statements of Cash Flows for the three months ended April 4, 2009 and March 29, 2008	F-69

Notes to Condensed Consolidated Financial Statements	F-70

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Visant Holding Corp.

Armonk, New York

We have audited the accompanying consolidated balance sheets of Visant Holding Corp. and subsidiaries (the “Company”) as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended January 3, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Visant Holding Corp. and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 15 to the consolidated financial statements, the Company adopted the measurement date provision and the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R) as of January 3, 2009 and December 29, 2007, respectively.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 1, 2009

VISANT HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands	2008	2007	2006
Net sales	$1,365,560	$1,270,210	$1,186,604
Cost of products sold	675,801	623,046	587,555

Gross profit	689,759	647,164	599,049
Selling and administrative expenses	472,097	426,740	394,726
Loss (gain) on disposal of fixed assets	958	629	(1,212)
Special charges	14,433	2,922	2,446

Operating income	202,271	216,873	203,089
Interest income	(900)	(1,122)	(2,484)
Interest expense	126,151	145,126	151,484

Income before income taxes	77,020	72,869	54,089
Provision for income taxes	30,704	29,102	15,675

Income from continuing operations	46,316	43,767	38,414
Income from discontinued operations, net of tax	—	110,732	9,561

Net income	$46,316	$154,499	$47,975

The accompanying notes are an integral part of the consolidated financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands, except number of shares	2008	2007
ASSETS
Cash and cash equivalents	$118,273	$59,710
Accounts receivable, net	138,919	138,896
Inventories, net	104,226	103,924
Salespersons overdrafts, net of allowance of $8,144 and $9,969, respectively	28,046	28,730
Income tax receivable	4,710	6,959
Prepaid expenses and other current assets	20,085	19,346
Deferred income taxes	14,923	12,661

Total current assets	429,182	370,226

Property, plant and equipment	422,138	355,341
Less accumulated depreciation	(200,376)	(174,230)

Property, plant and equipment, net	221,762	181,111
Goodwill	1,006,014	935,569
Intangibles, net	602,462	515,343
Deferred financing costs, net	25,108	32,666
Other assets	15,201	12,180
Prepaid pension costs	3,981	64,579

Total assets	$2,303,710	$2,111,674

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Short-term borrowings	$137,000	$714
Accounts payable	54,529	46,735
Accrued employee compensation and related taxes	43,496	37,245
Commissions payable	22,870	23,468
Customer deposits	183,869	184,461
Interest payable	14,632	12,273
Other accrued liabilities	35,047	30,106

Total current liabilities	491,443	335,002

Long-term debt—less current maturities	1,413,700	1,392,107
Deferred income taxes	161,323	177,929
Pension liabilities, net	57,462	25,011
Other noncurrent liabilities	40,192	29,748

Total liabilities	2,164,120	1,959,797

Mezzanine equity	9,823	9,768

Common stock:
Class A $.01 par value; authorized 7,000,000 shares; issued and outstanding: 5,978,629 and 5,975,618 at January 3, 2009 and December 29, 2007, respectively
Class B $.01 par value; non-voting; authorized 2,724,759 shares; issued and outstanding: none at January 3, 2009 and December 29, 2007
Class C $.01 par value; authorized 1 share; issued and outstanding: 1 at January 3, 2009 and December 29, 2007	60	60
Additional paid-in-capital	175,579	175,894
Accumulated deficit	(19,979)	(67,013)
Treasury stock	(336)	(238)
Accumulated other comprehensive (loss) income	(25,557)	33,406

Total stockholders’ equity	129,767	142,109

Total liabilities, mezzanine equity and stockholders’ equity	$2,303,710	$2,111,674

The accompanying notes are an integral part of the consolidated financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	2008	2007	2006
Net income	$46,316	$154,499	$47,975
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	—	(110,732)	(9,561)
Depreciation	44,320	37,385	30,961
Amortization of intangible assets	58,033	48,902	49,832
Amortization of debt discount, premium and deferred financing costs	29,120	37,610	30,754
Other amortization	665	669	804
Deferred income taxes	1,768	(21,491)	(27,553)
Loss (gain) on sale of assets	958	629	(1,212)
Stock-based compensation	8,054	1,040	236
Excess tax benefit from share based arrangements	(621)	—	—
Loss on asset impairments	2,680	—	2,341
Other	3,136	—	—
Changes in assets and liabilities:
Accounts receivable	12,765	14,548	(10,568)
Inventories	3,651	7,510	(5,965)
Salespersons overdrafts	492	(1,219)	3,321
Prepaid expenses and other current assets	(382)	1,151	(4,903)
Accounts payable and accrued expenses	(164)	(16,133)	17,780
Customer deposits	94	12,351	10,021
Commissions payable	(511)	1,184	2,711
Income taxes receivable	3,567	5,022	(4,125)
Interest payable	2,359	(954)	2,833
Other	(10,434)	(7,514)	(8,411)

Net cash provided by operating activities of continuing operations	205,866	164,457	127,271
Net cash (used in) provided by operating activities of discontinued operations	—	(5,147)	35,355

Net cash provided by operating activities	205,866	159,310	162,626

Purchases of property, plant and equipment	(52,352)	(56,370)	(51,874)
Proceeds from sale of property and equipment	1,791	1,936	10,526
Acquisition of businesses, net of cash acquired	(221,600)	(58,328)	(55,792)
Additions to intangibles	(1,799)	(2,224)	—
Other investing activities, net	(341)	(461)	(413)

Net cash used in investing activities of continuing operations	(274,301)	(115,447)	(97,553)
Net cash provided by investing activities of discontinued operations	—	396,090	44,986

Net cash (used in) provided by investing activities	(274,301)	280,643	(52,567)

Net decrease in book overdrafts	(941)	—	—
Net short-term borrowings (repayments)	136,286	714	(11,454)
Repurchase of common stock and payments for stock-based awards	(8,426)	(755)	—
Principal payments on long-term debt	—	(400,000)	(100,000)
Proceeds from issuance of long-term debt	—	—	350,000
Excess tax benefit from share based arrangements	621	—	—
Distribution to stockholders	—	—	(340,700)
Debt financing costs	—	—	(9,719)

Net cash provided by (used in) financing activities	127,540	(400,041)	(111,873)

Effect of exchange rate changes on cash and cash equivalents	(542)	1,020	(114)

Increase (decrease) in cash and cash equivalents	58,563	40,932	(1,928)
Cash and cash equivalents, beginning of period	59,710	18,778	20,706

Cash and cash equivalents, end of period	$118,273	$59,710	$18,778

Supplemental information:
Interest paid	$93,889	$107,820	$116,376
Income taxes paid, net of refunds	$24,026	$57,031	$55,991

The accompanying notes are an integral part of the consolidated financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common shares		Additional paid-in capital	Treasury Stock	Accumulated (deficit) earnings	Accumulated other comprehensive income (loss)	Total
In thousands	Number	Amount
Balance—December 31, 2005	5,974	$60	$525,593	$—	$(270,968)	$600	$255,285

Net income					47,975		47,975
Cumulative translation adjustment						654	654
Minimum pension liability						(137)	(137)

Comprehensive income							48,492
Reclass to mezzanine equity			(9,717)				(9,717)
Distribution to stockholders			(340,700)				(340,700)
Issuance of common stock	3						—
Stock-based compensation expense			251				251

Balance—December 30, 2006	5,977	$60	$175,427	$—	$(222,993)	$1,117	$(46,389)

Net income					154,499		154,499
Cumulative effect related to FIN 48 adoption					1,481		1,481
Cumulative translation adjustment						(206)	(206)
Repurchase of treasury stock	(1)			(238)			(238)
Minimum pension liability						108	108

Comprehensive income							155,644
Reclass to mezzanine equity			(51)				(51)
Recognition of funded status of defined benefit plans for adoption of SFAS No. 158						32,387	32,387
Stock-based compensation expense			518				518

Balance—December 29, 2007	5,976	$60	$175,894	$(238)	$(67,013)	$33,406	$142,109

Net income					46,316		46,316
Cumulative translation adjustment						2,779	2,779
Repurchase of treasury stock	(4)			(1,080)			(1,080)
Reissuance of treasury stock for net share settlement of common stock	4		(1,496)	982			(514)
Tax benefit of stock-based compensation expense			621				621
Minimum pension liability, net						29	29
Pension and other postretirement benefit adjustments						(61,771)	(61,771)

Comprehensive income							(13,620)
Reclass to mezzanine equity			(56)				(56)
Recognition of measurement date change for adoption of SFAS No. 158					718		718
Issuance of common stock	3						—
Stock-based compensation expense			616				616

Balance—January 3, 2009	5,979	$60	$175,579	$(336)	$(19,979)	$(25,557)	$129,767

The accompanying notes are an integral part of the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Visant Corporation

Armonk, New York

We have audited the accompanying consolidated balance sheets of Visant Corporation and subsidiaries (the “Company”) as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, changes in stockholder’s equity, and cash flows for each of the three years in the period ended January 3, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Visant Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 15 to the consolidated financial statements, the Company adopted the measurement date provision and the recognition and disclosure provisions of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R) as of January 3, 2009 and December 29, 2007, respectively.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 1, 2009

VISANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands	2008	2007	2006
Net sales	$1,365,560	$1,270,210	$1,186,604
Cost of products sold	675,801	623,046	587,555

Gross profit	689,759	647,164	599,049
Selling and administrative expenses	463,563	425,521	394,366
Loss (gain) on disposal of fixed assets	958	629	(1,212)
Special charges	14,433	2,922	2,446

Operating income	210,805	218,092	203,449
Interest income	(897)	(1,118)	(2,449)
Interest expense	70,007	91,303	107,871

Income before income taxes	141,695	127,907	98,027
Provision for income taxes	54,647	49,742	31,214

Income from continuing operations	87,048	78,165	66,813
Income from discontinued operations, net of tax	—	110,732	9,561

Net income	$87,048	$188,897	$76,374

The accompanying notes are an integral part of the consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands, except number of shares	2008	2007
ASSETS
Cash and cash equivalents	$117,601	$59,142
Accounts receivable, net	138,919	138,896
Inventories, net	104,226	103,924
Salespersons overdrafts, net of allowance of $8,144 and $9,969, respectively	28,046	28,730
Prepaid expenses and other current assets	20,133	19,420
Deferred income taxes	14,923	12,661

Total current assets	423,848	362,773

Property, plant and equipment	422,138	355,341
Less accumulated depreciation	(200,376)	(174,230)

Property, plant and equipment, net	221,762	181,111
Goodwill	1,006,014	935,569
Intangibles, net	602,462	515,343
Deferred financing costs, net	15,605	21,272
Other assets	15,201	12,180
Prepaid pension costs	3,981	64,579

Total assets	$2,288,873	$2,092,827

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$137,000	$714
Accounts payable	54,529	46,735
Accrued employee compensation and related taxes	43,496	37,245
Commissions payable	22,870	23,468
Customer deposits	183,869	184,461
Income taxes payable	3,034	1,135
Interest payable	10,112	9,781
Other accrued liabilities	35,047	30,106

Total current liabilities	489,957	333,645

Long-term debt—less current maturities	816,500	816,500
Deferred income taxes	198,018	206,201
Pension liabilities, net	57,462	25,011
Other noncurrent liabilities	39,635	29,748

Total liabilities	1,601,572	1,411,105

Preferred stock $.01 par value; authorized 300,000 shares; none issued and outstanding at January 3, 2009 and December 29, 2007	—	—
Common stock $.01 par value; authorized 1,000 shares; issued and outstanding at January 3, 2009 and December 29, 2007	—	—
Additional paid-in-capital	606,749	629,973
Accumulated earnings	106,109	18,343
Accumulated other comprehensive (loss) income	(25,557)	33,406

Total stockholder’s equity	687,301	681,722

Total liabilities and stockholder’s equity	$2,288,873	$2,092,827

The accompanying notes are an integral part of the consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	2008	2007	2006
Net income	$87,048	$188,897	$76,374
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	—	(110,732)	(9,561)
Depreciation	44,320	37,385	30,961
Amortization of intangible assets	58,033	48,902	49,832
Amortization of debt discount, premium and deferred financing costs	5,636	14,329	9,880
Other amortization	665	669	804
Deferred income taxes	10,191	(12,944)	(20,683)
Loss (gain) on sale of assets	958	629	(1,212)
Loss on asset impairments	2,680	—	2,341
Other	3,136	—	—
Changes in assets and liabilities:
Accounts receivable	12,765	14,548	(10,568)
Inventories	3,651	7,510	(5,965)
Salespersons overdrafts	492	(1,219)	3,321
Prepaid expenses and other current assets	(382)	1,151	(4,903)
Accounts payable and accrued expenses	(164)	(16,133)	17,780
Customer deposits	94	12,351	10,021
Commissions payable	(511)	1,184	2,711
Income taxes payable	2,596	3,902	4,543
Interest payable	331	(869)	256
Other	(10,358)	(7,070)	(8,822)

Net cash provided by operating activities of continuing operations	221,181	182,490	147,110
Net cash (used in) provided by operating activities of discontinued operations	—	(5,147)	35,355

Net cash provided by operating activities	221,181	177,343	182,465

Purchases of property, plant and equipment	(52,352)	(56,370)	(51,874)
Proceeds from sale of property and equipment	1,791	1,936	10,526
Acquisition of businesses, net of cash acquired	(221,600)	(58,328)	(55,792)
Additions to intangibles	(1,799)	(2,224)	—
Other investing activities, net	(341)	(461)	(413)

Net cash used in investing activities of continuing operations	(274,301)	(115,447)	(97,553)
Net cash provided by investing activities of discontinued operations	—	396,090	44,986

Net cash (used in) provided by investing activities	(274,301)	280,643	(52,567)

Net decrease in book overdrafts	(941)	—	—
Net short-term borrowings (repayments)	136,286	714	(11,454)
Principal payments on long-term debt	—	(400,000)	(100,000)
Distribution to stockholders	(23,224)	(18,621)	(20,161)

Net cash provided by (used in) financing activities	112,121	(417,907)	(131,615)

Effect of exchange rate changes on cash and cash equivalents	(542)	1,020	(114)

Increase (decrease) in cash and cash equivalents	58,459	41,099	(1,831)
Cash and cash equivalents, beginning of period	59,142	18,043	19,874

Cash and cash equivalents, end of period	$117,601	$59,142	$18,043

Supplemental information:
Interest paid	$62,264	$77,195	$96,630
Income taxes paid, net of refunds	$30,755	$57,031	$55,991

The accompanying notes are an integral part of the consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

	Common shares		Additional paid-in capital	Accumulated (deficit) earnings	Accumulated other comprehensive income (loss)	Total
In thousands	Number	Amount
Balance—December 31, 2005	1	$—	$668,758	$(248,409)	$600	$420,949

Net income				76,374		76,374
Cumulative translation adjustment					654	654
Minimum pension liability					(137)	(137)

Comprehensive income						76,891
Distribution to Visant Holding Corp.			(20,159)			(20,159)

Balance—December 30, 2006	1	$—	$648,599	$(172,035)	$1,117	$477,681

Net income				188,897		188,897
Cumulative effect of FIN 48 adoption				1,481		1,481
Cumulative translation adjustment					(206)	(206)
Minimum pension liability					108	108

Comprehensive income						190,280
Recognition of funded status of defined benefit plans for adoption of SFAS No. 158					32,387	32,387
Distribution to Visant Holding Corp.			(18,626)			(18,626)

Balance—December 29, 2007	1	$—	$629,973	$18,343	$33,406	$681,722

Net income				87,048		87,048
Cumulative translation adjustment					2,779	2,779
Minimum pension liability, net					29	29
Pension and other postretirement benefit adjustments					(61,771)	(61,771)

Comprehensive income						28,085
Recognition of measurement date change for adoption of SFAS No. 158				718		718
Distribution to Visant Holding Corp.			(23,224)			(23,224)

Balance—January 3, 2009	1	$—	$606,749	$106,109	$(25,557)	$687,301

The accompanying notes are an integral part of the consolidated financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Description of Business

The Company is a marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments. The Company sells products and services to end customers through several different sales channels including independent sales representatives and dedicated sales forces. Our sales and results of operations are impacted by a number of factors, including general economic conditions, seasonality, cost of raw materials, school population trends, product quality, service and price.

Basis of Presentation

The consolidated financial statements included herein are:

•	Visant Holding Corp. and its wholly-owned subsidiaries (“Holdings”) which includes Visant Corporation (Visant); and

•	Visant and its wholly-owned subsidiaries.

There are no significant differences between the results of operations and financial condition of Visant Corporation and those of Visant Holding Corp., other than stock compensation expense, interest expense and the related income tax effect of certain indebtedness of Holdings, including Holdings’ senior discount notes, which had an accreted value of $247.2 and $225.6 million as of January 3, 2009 and December 29, 2007, respectively, including interest thereon, and $350.0 million of Holdings’ 8.75% senior notes due 2013.

All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to December 31st and as a result, a 53rd week is added approximately every sixth year. The Company’s 2008 fiscal year ended on January 3, 2009, and included a 53rd week. While quarters normally consist of 13-week periods, the fourth quarter of fiscal 2008 included a 14th week.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results will differ from these estimates.

Revenue Recognition

The SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In accordance with SAB No. 104, the Company recognizes revenue when the earnings process is complete, evidenced by an agreement between the Company and the customer, delivery and acceptance has occurred, collectibility is probable and pricing is fixed or determinable. Revenue is recognized when (1) products are shipped (if shipped FOB shipping point), (2) products are delivered (if shipped FOB destination) or (3) as

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

services are performed as determined by contractual agreement, but in all cases only when risk of loss has transferred to the customer and the Company has no further performance obligations.

Cost of Products Sold

Cost of products sold primarily include the cost of paper and other materials, direct and indirect labor and related benefit costs, depreciation of production assets and shipping and handling costs.

Shipping and Handling

Net sales include amounts billed to customers for shipping and handling costs. Costs incurred for shipping and handling are recorded in cost of products sold.

Selling and Administrative Expenses

Selling and administrative expenses are expensed as incurred. These costs primarily include salaries and related benefits of sales and administrative personnel, sales commissions, amortization of intangibles and professional fees such as audit and consulting fees.

Advertising

The Company expenses advertising costs as incurred. Selling and administrative expenses included advertising expense of $6.3 million for 2008, $7.1 million for 2007 and $5.6 million for 2006.

Foreign Currency Translation

Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the balance sheet date, and income statement amounts are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded in other comprehensive income (loss).

Supplier Concentration

Jostens purchases substantially all precious, semiprecious and synthetic stones from a single supplier located in Germany. Arcade’s products utilize specific grades of paper and foil laminates for which we rely on limited suppliers with whom we do not have written supply agreements in place.

Derivative Financial Instruments

All derivatives are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS No. 133”). SFAS No. 133 requires that the Company recognize all derivatives on the balance sheet at fair value and establish criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income (loss), based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified into earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion, if any, of a derivative’s change in fair value is recognized in earnings in the current period. The Company had no such instruments as of January 3, 2009 and December 29, 2007.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R (revised 2004), Share-Based Payment (“SFAS No. 123R”), which requires the recognition of compensation expense related to all equity awards granted including awards modified, repurchased or cancelled based on the fair values of the awards at the grant date. For the years ended January 3, 2009, December 29, 2007 and December 30, 2006, the Company recognized compensation expense related to stock options of approximately $8.1 million, $1.0 million and $0.2 million, respectively, which is included in selling and administrative expenses. Refer to Note 16, Stock-based Compensation, for further details.

Mezzanine Equity

Certain management stockholder agreements contain a purchase feature pursuant to which, in the event the holder’s employment terminates as a result of the death or permanent disability (as defined in the agreement) of the holder, the holder (or his/her estate, in the case of death) has the option to require Holdings to purchase the common shares or vested options from the holder (estate) and settle the amounts in cash. In accordance with SAB No. 107, Share-Based Payment, such equity instruments are considered temporary equity and have been classified as mezzanine equity in the balance sheet as of January 3, 2009 and December 29, 2007, respectively.

Cash and Cash Equivalents

All investments with an original maturity of three months or less on their acquisition date are considered to be cash equivalents.

Allowance for Doubtful Accounts

The Company makes estimates of potentially uncollectible customer accounts receivable and evaluates the adequacy of the allowance periodically. The evaluation considers historical loss experience, the length of time receivables are past due, adverse situations that may affect a customer’s ability to pay, and prevailing economic conditions. The Company makes adjustments to the allowance balance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Allowance for Sales Returns

The Company makes estimates of potential future product returns related to current period product revenue. The Company evaluates the adequacy of the allowance periodically. This evaluation considers historical return experience, changes in customer demand and acceptance of the Company’s products and prevailing economic conditions. The Company makes adjustments to the allowance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Allowance for Salespersons Overdrafts

The Company makes estimates of potentially uncollectible receivables arising from sales representative draws paid in advance of earned commissions. These estimates are based on historical commissions earned and length of service for each sales representative. The Company evaluates the adequacy of the allowance on a periodic basis. The evaluation considers historical loss experience, length of time receivables are past due, adverse situations that may affect a sales representative’s ability to repay and prevailing economic conditions. The Company makes adjustments to the allowance balance if the evaluation of allowance requirements differs

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by using standard costing, which approximates the first-in, first-out (FIFO) method for all inventories except gold, which are determined using the last-in, first-out (LIFO) method. Cost includes direct materials, direct labor and applicable overhead. Obsolescence adjustments are provided as necessary in order to approximate inventories at market value. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost except when adjusted to fair value in applying purchase accounting in conjunction with an acquisition or merger or when recording an impairment. Maintenance and repairs are charged to operations as incurred. Major renewals and improvements are capitalized. Depreciation is determined for financial reporting purposes by using the straight-line method over the following estimated useful lives:

Years
Buildings	7 to 40
Machinery and equipment	3 to 12
Capitalized software	2 to 5
Transportation equipment	4 to 10
Furniture and fixtures	3 to 7

Capitalization of Internal-Use Software

Costs of software developed or obtained for internal use are capitalized once the preliminary project stage has concluded, management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and ready for its intended use.

Goodwill and Other Intangible Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, the Company is required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units, assigning goodwill and indefinite-lived intangible assets to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on management’s best estimate given recent financial performance, market trends, strategic plans and other available information. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment for each reporting unit. The impairment testing was completed as of the beginning of the fourth quarter of fiscal year 2008 and there were no indications of impairment.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite lives, are evaluated in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). An impairment loss is recognized whenever events or changes in circumstances indicate the carrying amount of an asset is not recoverable. In applying SFAS No. 144, assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in the evaluation of impairment. If the carrying amount of the asset exceeds expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value, generally measured by discounting expected future cash flows at the rate used to evaluate potential investments. The Company recorded a $1.1 million impairment loss related to the closure of the Pennsauken, New Jersey building and a $1.6 million impairment loss related to the closure of the Chattanooga, Tennessee building for fiscal year 2008. Refer to Note 3, Restructuring Activity and Other Special Charges, for further details.

Customer Deposits

Amounts received from customers in the form of cash down payments to purchase goods and services are recorded as a liability until the goods or services are delivered.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax expense represents the taxes payable for the current period, the changes in deferred taxes during the year, and the effect of changes in the tax reserve requirements. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Warranty Costs

Provisions for warranty costs related to Jostens’ scholastic products, particularly class rings due to their lifetime warranty, are recorded based on historical information and current trends in manufacturing costs. The provision related to the lifetime warranty is based on the number of rings manufactured in the prior school year consistent with industry standards. For fiscal years ended 2008, 2007 and 2006, the provision for the total net warranty costs are $4.7 million, $4.5 million, and $4.4 million, respectively. Warranty repair costs for rings manufactured in the current school year are expensed as incurred. Accrued warranty costs in the accompanying consolidated balance sheets were approximately $0.6 million as of January 3, 2009 and December 29, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS No. 158”). SFAS No. 158 requires: the recognition of the funded status of a benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Pensions, to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation. The requirement to recognize the funded status of a benefit plan and the disclosure requirements were effective as of the end of the fiscal year ending after December 15, 2007. The Company adopted the balance sheet recognition provisions of SFAS No. 158 as of December 29, 2007, which resulted in an increase to prepaid pension assets of $64.6 million, an increase to total liabilities of $32.2 million and an increase to stockholders’ equity of $32.4 million, net of taxes. SFAS No. 158 also requires plan assets and benefit obligations to be measured as of the balance sheet of the Company’s fiscal year-end. The Company had historically used a September 30th measurement date. Accordingly, as of the end of our 2008 fiscal year, we changed the measurement date for our annual pension and postretirement benefits expense and all plan assets and liabilities from September 30th to our year-end balance sheet date. As a result of this change in measurement date, we recorded a $0.7 million increase to ended accumulated deficit, net of tax.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined. The FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, FSP No. FAS 157-2 and FSP No. FAS 157-3. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP No. FAS 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP No. FAS 157-3 clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. The Company adopted SFAS No. 157 as of the beginning of fiscal year 2008, with the exception of the application of SFAS No. 157 to non-recurring non-financial assets and non-financial liabilities. The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis. The Company will adopt SFAS No. 157 for non-financial assets and non-financial liabilities, for which the effective date is fiscal years beginning after November 15, 2008. The Company does not expect this standard to have a material impact, if any, on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 became effective as of the beginning of the Company’s 2008 fiscal year. The Company has adopted SFAS No. 159 and has elected not to apply the fair value option to any financial instruments.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things: impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141(R) is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances for the first annual reporting period beginning after December 15, 2008. The Company does not expect SFAS No. 141 (R) to have a material impact, if any, on its financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”), an amendment of Accounting Research Bulletin No. 51, which establishes new standards governing the accounting for and reporting on noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of SFAS No. 160 indicate, among other things: that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than a step acquisition or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. SFAS No. 160 also requires changes to certain presentation and disclosure requirements. SFAS No. 160 is effective for the Company’s 2009 fiscal year. The Company does not expect this standard to have a material impact, if any, on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), an amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133 as well as related hedged items, bifurcated derivatives and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect this standard to have a material impact, if any, on its financial statements.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”), which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. This FSP will require certain additional disclosures for the Company’s 2009 fiscal year and the application to useful life estimates prospectively for intangible assets acquired after December 15, 2008. The Company does not expect FSP FAS 142-3 to have a material impact, if any, on its financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS No. 132(R), Employers’ Disclosures about Pension and Other Postretirement Benefits and provides guidance on an employer’s disclosure about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company does not expect FSP FAS 132(R)-1 to have a material impact, if any, on its financial statements.

2.	Transactions

On October 4, 2004, an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and affiliates of DLJ Merchant Banking Partners III, L.P. (“DLJMBP III”) completed transactions which created a marketing and publishing services enterprise, servicing the school affinity products, direct marketing, fragrance and cosmetics sampling and educational publishing market segments through the consolidation of Jostens, Von Hoffmann and Arcade (the “Transactions”).

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P. (“DLJMBP II”) and DLJMBP III owned approximately 82.5% of Holdings’ outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of the voting interest and 45.0% of the economic interest of the Company and affiliates of DLJMBP III held equity interests representing approximately 41.0% of the voting interest and 45.0% of the economic interest, with the remainder held by other co-investors and certain members of management. After giving effect to the issuance of equity to additional members of management, as of January 3, 2009, affiliates of KKR and DLJMBP III (the “Sponsors”) held approximately 49.0% and 41.0%, respectively, of the voting interests of the Company, while each continued to hold approximately 44.6% of the economic interests. As of January 3, 2009, the other co-investors held approximately 8.4% of the voting interests and 9.1% of the economic interests of the Company, and members of management held approximately 1.6% of the voting interests and approximately 1.7% of the economic interests of Holdings.

3.	Restructuring Activity and Other Special Charges

Special charges of $14.4 million for the year ended January 3, 2009 included $7.6 million of restructuring costs and $6.8 million of other special charges. The Marketing and Publishing Services segment incurred $3.7 million of restructuring costs related to the closure of the Pennsauken, New Jersey facilities, $2.0 million of restructuring costs related to the consolidation of the Chattanooga, Tennessee facilities and $0.3 million of other severance and related benefits. The Scholastic segment incurred $0.7 million of severance and related benefits in connection with the restructuring of certain Jostens international operations, $0.4 million of severance and related benefits associated with other headcount reductions and less than $0.1 million of costs related to the closure of the Attleboro, Massachusetts facility. Our Memory Book segment incurred $0.5 million of severance and related benefits associated with headcount reductions. Other special charges included $3.1 million of non-cash write-offs in our Scholastic segment related to accumulated foreign currency translation balances and $0.3 million related to the impairment of certain asset balances associated with the closure of certain international operations. Also included were $3.3 million of charges in our Marketing and Publishing Services segment in connection with the closure of the Pennsauken, New Jersey and consolidation of the Chattanooga, Tennessee facilities which included $2.7 million for non-cash asset impairment charges. Additionally, Visant incurred $0.1 million of other severance and related benefits charges. Headcount reductions related to these activities totaled 330, 28 and 35 for the Marketing and Publishing Services, Scholastic and Memory Book segments, respectively.

For the year ended December 29, 2007, the Company recorded $2.3 million of restructuring for severance and related benefit costs primarily in the Scholastic segment related to the closure of the Attleboro, Massachusetts facility and $1.0 million related to termination benefits for management executives offset by a reversal of $0.4 million associated with the reductions in severance liability for the Scholastic and Memory Book segments. The net severance costs and related benefits of $1.9 million consisted of $1.7 for Scholastic and $0.2 million for Marketing and Publishing Services. Additionally, headcount reductions related to these activities totaled 177 and eight employees for Scholastic and Marketing and Publishing Services segments, respectively.

For the year ended December 30, 2006, the Company recorded $2.3 million relating to an impairment loss to reduce the value of the former Jostens’ corporate buildings, which were later sold, and net $0.1 million of special charges for severance and related benefit costs. The severance costs and related benefits included $0.1 million for the Memory Book segment and $0.1 million for the Scholastic segment. The Marketing and Publishing Services segment incurred $0.2 million of special charges for severance costs and related benefits offset by a reduction of $0.3 million of the restructuring accrual that related to withdrawal liability under a union retirement plan that arose in connection with the consolidation of certain operations. Additionally, headcount reductions related to these activities totaled five, 13 and four employees for the Memory Book, Scholastic and Marketing and Publishing Services segment, respectively.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Restructuring accruals of $2.4 million as of January 3, 2009 and $2.1 million as of December 29, 2007 are included in other accrued liabilities in the consolidated balance sheets. The accruals as of January 3, 2009 included amounts provided for severance related to reductions in administrative and factory employees from Jostens and the Marketing and Publishing Services segment.

On a cumulative basis through January 3, 2009, the Company incurred $27.0 million of employee severance costs related to initiatives that began in 2004 (“2004 initiatives”), which affected 832 employees. To date, the Company has paid $24.6 million in cash related to these initiatives.

Changes in the restructuring accruals during fiscal 2008 were as follows:

In thousands	2008 Initiatives	2007 Initiatives	2006 Initiatives	Total
Balance at December 29, 2007	$—	$2,110	$43	$2,153
Restructuring charges	7,578	30	8	7,616
Severance paid	(5,183)	(2,107)	(51)	(7,341)

Balance at January 3, 2009	$2,395	$33	$—	$2,428

The Company expects the majority of the remaining balances to be paid during 2009.

4.	Acquisitions

2008 Acquisition

On April 1, 2008, the Company announced the completion of the acquisition of Phoenix Color Corp. (“Phoenix Color”), a book component manufacturer, including cash on hand of $1.3 million and restrictive covenants with certain key Phoenix Color stockholders, for approximately $222.9 million in cash, subject to adjustment. The acquisition was accomplished through a merger of a wholly owned subsidiary of Visant and Phoenix Color, with Phoenix Color as the surviving entity. All outstanding indebtedness of Phoenix Color was repaid by Phoenix Color in connection with the closing of the merger. The results of the Phoenix Color operations are reported as part of the Marketing and Publishing Services segment from the acquisition date, and as such, all of its goodwill is allocated to that segment. None of the goodwill or intangible assets will be amortizable for tax purposes.

The acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations (“SFAS No. 141”). The cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their relative fair values as of the date of the acquisition.

The allocation of the purchase price for the Phoenix Color acquisition, subject to adjustment, was as follows:

In thousands	January 3, 2009
Current assets	$38,148
Property, plant and equipment	29,132
Intangible assets	138,267
Goodwill	69,789
Long-term assets	892
Current liabilities	(12,050)
Long-term liabilities	(41,264)

$222,914

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In connection with the purchase accounting related to the acquisition of Phoenix Color, the intangible assets and goodwill approximated $208.1 million which consisted of:

In thousands	January 3, 2009
Customer relationships	$104,000
Trademarks	18,000
Restrictive covenants	16,267
Goodwill	69,789

$208,056

Customer relationships are being amortized over a fifteen-year period. The restrictive covenants are being amortized over the average life of the respective agreements, of which the average term is three years.

This acquisition is not considered material to the Company’s results of operations, financial position or cash flows.

2007 Acquisitions

On March 16, 2007, the Company acquired all of the outstanding capital stock of Neff Holding Company and its wholly owned subsidiary, Neff Motivation, Inc. (“Neff”), for approximately $30.5 million in cash, including cash on hand of $3.0 million. Neff is a single source provider of custom award programs and apparel, including chenille letters and letter jackets, to the scholastic market segment.

On June 14, 2007, the Company acquired all of the outstanding capital stock of Visual Systems, Inc. (“VSI”), a supplier in the overhead transparency and book component business. The Company acquired VSI for approximately $25.1 million (including a payment of $1.0 million to be made in 2009). VSI conducts business under the name of Lehigh Milwaukee.

On October 1, 2007, the Company’s wholly owned subsidiary, Memory Book Acquisition LLC, acquired substantially all of the assets and certain liabilities of Publishing Enterprises, Incorporated (“Publishing Enterprises”), a producer of school memory books and student planners for $6.8 million.

The acquisitions were accounted for as purchases in accordance with the provisions of SFAS No. 141. The costs of the acquisitions were allocated to the tangible and intangible assets acquired and liabilities assumed based upon their relative fair values as of the date of the acquisition.

The allocation of the aggregate purchase price for the Neff, VSI and Publishing Enterprises acquisitions was as follows:

In thousands	January 3, 2009
Current assets	$16,767
Property, plant and equipment	8,997
Intangible assets	24,450
Goodwill	24,142
Long-term assets	131
Current liabilities	(6,612)
Long-term liabilities	(5,672)

$62,203

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In connection with the purchase accounting related to the acquisition of Neff, VSI and the Publishing Enterprises assets, intangible assets and goodwill approximated $28.0 million, $15.3 million and $5.2 million, respectively, which consisted of:

In thousands	January 3, 2009
Customer relationships	$16,840
Trademarks	6,300
Restrictive covenants	1,310
Goodwill	24,142

$48,592

Customer relationships are being amortized over a ten-year period. The restrictive covenants are being amortized over the average life of the respective agreements, of which the average term is two years.

The results of Neff’s operations are reported as part of the Scholastic segment from the acquisition date, and, accordingly, all of its goodwill is allocated to that segment. None of the goodwill will be amortizable for tax purposes. The results of VSI are included in the Marketing and Publishing services segment from the acquisition date, and substantially all of the goodwill will be fully amortizable for tax purposes. The results of Memory Book Acquisition LLC, which acquired substantially all of the assets of Publishing Enterprises, are included in the Memory Book segment from the date of acquisition, and substantially all of the goodwill will be fully amortizable for tax purposes.

These acquisitions, both individually and in the aggregate, are not considered material to the Company’s results of operations, financial position or cash flows.

5.	Discontinued Operations

In May 2007, the Company completed the sale of its Von Hoffmann Holdings Inc., Von Hoffmann Corporation and Anthology, Inc. businesses (the “Von Hoffmann businesses”), recognizing proceeds of $401.8 million and a gain on sale of $97.9 million. The Von Hoffmann businesses previously comprised the Educational Textbook segment and a portion of the Marketing and Publishing Services segment. The results of the Von Hoffmann businesses have been reported on the condensed consolidated statement of operations in the caption titled “Income from discontinued operations, net of tax.” Previously, the results of these businesses included certain allocated corporate costs, which have been reallocated to the remaining continuing operations.

During 2007, the Company had income from discontinued operations, net of taxes, of $11.1 million from the Von Hoffmann businesses, which were sold in the second quarter of 2007, $0.4 million, net of tax, from the Jostens Photography business, which was sold in the second quarter of 2006, and $1.0 million, net of tax, from the Jostens Recognition business, which was discontinued in 2001. The income in 2007 from the Jostens Recognition business resulted from the reversal of an accrual for potential exposure for which the Company did not believe it was likely to have an ongoing liability.

During 2006, the Company sold its Jostens Photography businesses, which previously comprised a reportable segment, recognizing aggregate net proceeds of $64.1 million and a net loss on the sale of $0.6 million. Accordingly, this business has been reported as discontinued operations for all periods presented.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

During 2006, the Company had income from discontinued operations, net of taxes, of $15.7 million from the Von Hoffmann business, which were sold in the second quarter of 2007, and a loss of $5.5 million, net of tax, from the Jostens Photography business, which was sold in the second quarter of 2006.

	Twelve months ended
In thousands	January 3, 2009	December 29, 2007	December 30, 2006
Net sales from discontinued operations	$—	$109,351	$312,482
Pretax income from discontinued operations	—	20,397	16,204
Income tax provision from discontinued operations	—	7,599	6,017

Net operating income from discontinued operations	—	12,798	10,187
Gain (loss) on sale of businesses, net of tax	—	97,934	(626)

Income from discontinued operations, net of tax	$—	$110,732	$9,561

As of January 3, 2009 and December 29, 2007, there were no balances recorded in the balance sheet for discontinued operations.

6.	Accumulated Other Comprehensive Income

The following amounts were included in determining accumulated other comprehensive income for the years indicated:

In thousands	Foreign currency translation	Minimum pension liability	Pension and other postretirement benefit adjustments	Accumulated other comprehensive income
Balance at December 31, 2005	$600	$—	$—	$600
Fiscal 2006 period change	654	(137)	—	517

Balance at December 30, 2006	1,254	(137)	—	1,117
Fiscal 2007 period change	(206)	108	32,387	32,289

Balance at December 29, 2007	1,048	(29)	32,387	33,406
Fiscal 2008 period change	2,779	29	(61,771)	(58,963)

Balance at January 3, 2009	$3,827	$—	$(29,384)	$(25,557)

7.	Accounts Receivable and Inventories

Net accounts receivable were comprised of the following:

In thousands	2008	2007
Trade receivables	$151,250	$149,080
Allowance for doubtful accounts	(4,308)	(3,304)
Allowance for sales returns	(8,023)	(6,880)

Accounts receivable, net	$138,919	$138,896

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Net inventories were comprised of the following:

In thousands	2008	2007
Raw materials and supplies	$43,491	$28,771
Work-in-process	33,990	37,360
Finished goods	26,745	37,793

Inventories, net	$104,226	$103,924

Precious Metals Consignment Arrangement

The Company has a precious metals consignment arrangement with a major financial institution whereby it currently has the ability to obtain up to the lesser of a certain specified quantity of precious metals and $32.5 million in dollar value in consigned inventory. As required by the terms of this agreement, the Company does not take title to consigned inventory until payment. Accordingly, the Company does not include the value of consigned inventory or the corresponding liability in its financial statements. The value of consigned inventory at January 3, 2009 and December 29, 2007 was $22.2 million and $26.9 million, respectively. The agreement does not have a stated term, and it can be terminated by either party upon 60 days written notice. Additionally, the Company expensed consignment fees related to this facility of $0.6 million for 2008, $0.5 million for 2007 and $0.6 million for 2006. The obligations under the consignment agreement are guaranteed by Visant.

8.	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company adopted SFAS No. 157 as of the beginning of fiscal year 2008, with the exception of the application of SFAS No. 157 to non-recurring non-financial assets and non-financial liabilities, for which the effective date is fiscal years beginning after November 15, 2008. The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The Company will adopt SFAS 157 for non-financial assets that are recognized or disclosed on a non-recurring basis as of the beginning of the Company’s 2009 fiscal year. With this deferral, the Company has not applied the provisions of SFAS 157 to intangible assets. The Company is still assessing the impact the adoption of SFAS 157 for non-financial assets and liabilities will have on the Company’s results of operations or financial position.

As of the end of 2008, the fair value of the principal amount outstanding under our revolving credit facilities approximated its carrying amount, the fair value of our Term Loan C estimated based on quoted market prices for comparable instruments, was determined to be less than the carrying amounts and the fair value of all other debt obligations, estimated based on quoted market prices, was determined to be less than the carrying amount. The fair value of the Holdings discount notes, with a principal amount of $247.2 million, approximated $180.1 million at January 3, 2009. The fair value of the Holdings senior notes, with a principal amount of $350 million, approximated $274.8 million at January 3, 2009. The fair value of the Visant notes, with a principal amount of $500 million, approximated $421.3 million at January 3, 2009. The fair value of Term Loan C, with a principal amount of $316.5 million, approximated $265.9 million at January 3, 2009. The Holdings discount notes, Holdings senior notes and Visant notes are based on quoted market prices for each respective note. Refer to Note 11, Debt, for additional disclosure in relation to debt.

9.	Property, Plant and Equipment

Net property, plant and equipment consisted of:

In thousands	2008	2007
Land	$13,310	$9,445
Buildings	64,183	41,553
Machinery and equipment	290,288	259,373
Capitalized software	35,322	29,375
Transportation equipment	504	604
Furniture and fixtures	7,217	7,002
Construction in progress	11,314	7,989

Total property, plant and equipment	422,138	355,341
Less accumulated depreciation and amortization	(200,376)	(174,230)

Property, plant and equipment, net	$221,762	$181,111

Depreciation expense was $44.3 million for 2008, $37.4 million for 2007 and $31.0 million for 2006. Amortization related to capitalized software was included in depreciation expense and totaled $3.1 million for 2008, $2.7 million for 2007 and $2.6 million for 2006.

10.	Goodwill and Other Intangible Assets

Goodwill

The change in the carrying amount of goodwill is as follows:

In thousands	2008	2007
Balance at beginning of period	$935,569	$919,638
Goodwill additions during the period	70,676	24,524
Reduction in goodwill	—	(8,787)
Currency translation	(231)	194

Balance at end of period	$1,006,014	$935,569

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Additions to goodwill during the year ended January 3, 2009 primarily related to goodwill acquired in the acquisition of Phoenix Color of approximately $69.8 million. Phoenix Color’s results are included in the Marketing and Publishing Services reporting segment from the date of acquisition.

As of January 3, 2009, goodwill has been allocated to our reporting segments as follows:

In thousands	2008	2007
Scholastic	$305,806	$305,438
Memory Book	391,407	391,119
Marketing and Publishing Services	308,801	239,012

	$1,006,014	$935,569

Other Intangible Assets

Information regarding other intangible assets as of January 3, 2009 and December 29, 2007 is as follows:

In thousands	Estimated useful life	2008			2007
		Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
School relationships	10 years	$330,000	$(179,540)	$150,460	$330,000	$(146,034)	$183,966
Internally developed software	2 to 5 years	10,700	(10,700)	$—	10,700	(10,298)	402
Patented/unpatented technology	3 years	20,029	(16,721)	$3,308	19,807	(15,915)	3,892
Customer relationships	4 to 40 years	161,313	(22,415)	$138,898	55,514	(13,100)	42,414
Restrictive covenants	3 to 10 years	91,241	(49,925)	$41,316	70,090	(35,901)	34,189

		613,283	(279,301)	333,982	486,111	(221,248)	264,863
Trademarks	Indefinite	268,480	—	268,480	250,480	—	250,480

		$881,763	$(279,301)	$602,462	$736,591	$(221,248)	$515,343

Amortization expense related to other intangible assets was $58.0 million for 2008, $48.9 million for 2007 and $49.8 million for 2006.

Based on the intangible assets in service as of January 3, 2009, estimated amortization expense for each of the five succeeding fiscal years is $62.2 million for 2009, $58.9 million for 2010, $56.0 million for 2011, $52.3 million for 2012 and $12.8 million for 2013.

Under SFAS No. 142, Goodwill and Other Intangible Assets, the Company is required to test goodwill and intangible assets with indefinite lives for impairment annually, or more frequently if impairment indicators occur. The impairment test requires management to make judgments in connection with identifying reporting units, assigning assets and liabilities to reporting units, assigning goodwill and indefinite-lived intangible assets to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include projecting future cash flows, determining appropriate discount rates and other assumptions. The projections are based on management’s best estimate given recent financial performance, market trends, strategic plans and other available information. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment for each reporting unit. The impairment

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

testing was completed as of the beginning of the fourth quarter of 2008, and there were no indications of impairment. At the end of 2008 and 2007 the value of goodwill and indefinite-lived intangible totaled approximately $1.3 billion and $1.2 billion, respectively.

11.	Debt

As of the end of 2008 and 2007, the Company’s debt obligations consisted of the following:

In thousands	2008	2007
Holdings:
Senior discount notes, 10.25% fixed rate, net of discount of nil at January 3, 2009 and $21,593 at December 29, 2007 with semi-annual interest accretion through December 1, 2008, thereafter semi-annual interest payments of $12.7 million, principal due and payable at maturity—December 2013	$247,200	$225,607
Senior notes, 8.75% fixed rate, with semi-annual interest payments of $15.3 million, principal due and payable at maturity— December 2013	350,000	350,000
Visant:
Borrowings under our senior secured credit facility:
Term Loan C, variable rate, 2.45% at January 3, 2009 and 7.19% at December 29, 2007, with semi-annual interest payments, principal due and payable at maturity—October 1, 2011	316,500	316,500
Senior subordinated notes, 7.625% fixed rate, with semi-annual interest payments of $19.1 million, principal due and payable at maturity—October 2012	500,000	500,000

	1,413,700	1,392,107
Borrowings under our revolving credit facility	137,000	714

	$1,550,700	$1,392,821

Maturities of the Company’s long-term debt, at face value, as of the end of 2008 are as follows:

In thousands
Holdings:
2013	$597,200
Visant:
2009	—
2010	—
2011	316,500
2012	500,000
2013	—
Thereafter	—

Total debt	$1,413,700

During 2007, the Company voluntarily prepaid $400.0 million of term loans under its senior secured credit facilities, including all originally scheduled principal payments due under its Term Loans A and C for 2006 through mid-2011. With these pre-payments, the outstanding balance under the Term Loan C facility was

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

reduced to $316.5 million. Amounts borrowed under the term loan facilities that are repaid or prepaid may not be reborrowed. As of January 3, 2009, there was $14.0 million outstanding in the form of letters of credit and $137.0 million of short term borrowings against the domestic revolving line of credit, leaving $99.0 million available under the $250 million revolving credit facilities. The revolving credit facilities mature on October 4, 2009. Visant’s senior secured credit facilities allow Visant, subject to certain conditions, to incur additional term loans under the Term Loan C facility, or under a new term facility, in either case in an aggregate principal amount of up to $300 million, which additional term loans will have the same security and guarantees as the Term Loan A and Term Loan C facilities. Restrictions under the Visant senior subordinated note indenture would limit Visant’s ability to borrow the full amount of additional term loan borrowings under such a facility.

Holdings Senior Discount Notes and Senior Notes

On December 2, 2003, the Company issued $247.2 million in principal amount at maturity of 10.25% senior discount notes (the “Holdings discount notes”) due December 2013 for gross proceeds of $150.0 million.

The Holdings discount notes are not collateralized, are subordinate in right of payment to all debt and other liabilities of the Company’s subsidiaries, including its senior secured credit facilities and the Visant senior subordinated notes, and are not guaranteed. Cash interest began accruing on the Holdings discount notes in December 2008 and thereafter, cash interest on the Holdings discount notes accrues at a rate of 10.25% per annum and is payable semiannually in arrears commencing June 1, 2009. Prior to December 2008, interest accreted on the Holdings discount notes in the form of an increase in the principal amount of the notes. The Holdings discount notes were issued with an initial accreted value of $150.0 million, resulting in an original issuance discount of $97.2 million. The Holdings discount notes will mature on December 1, 2013. The Holdings discount notes may be redeemed at the option of Holdings on or after December 1, 2008 at prices ranging from 105.125% of principal to 100% in 2011 and thereafter.

The discount accretion has been amortized to interest expense through 2008 and during 2008, 2007 and 2006, the amount of interest expense related to the discount accretion was $21.6 million, $21.5 million and $19.9 million, respectively. As discussed in Note 14, Income Taxes, interest on the Holdings discount notes is not deductible for income tax purposes until it is paid. In addition, transaction fees and related costs of $5.7 million associated with the Holdings discount notes were capitalized and are being amortized as interest expense through December 1, 2013.

At the end of the first quarter of 2006, Holdings issued $350.0 million of 8.75% Senior Notes (the “Holdings senior notes”) due 2013, with settlement on April 4, 2006. As a result, on April 4, 2006, the Company received proceeds net of $9.3 million of deferred financing costs. All net proceeds from the offering were used to fund a dividend to stockholders of Holdings, which was paid on April 4, 2006. The Holdings senior notes are unsecured and are not guaranteed by any of the Company’s subsidiaries and are subordinate in right of payment to all of Holdings’ existing and future secured indebtedness and indebtedness of its subsidiaries, and senior in right of payment to all of Holdings’ existing and future subordinated indebtedness. Cash interest on the Holdings senior notes accrues and is payable semi-annually in arrears on June 1 and December 1, commencing June 1, 2006, at a rate of 8.75%. The senior notes became redeemable at the option of Holdings on December 1, 2008, in whole or in part, in cash at prices ranging from 106.563% of principal in 2008 to 100.0% of principal in 2011 and thereafter.

The transaction fees and related costs of $9.7 million associated with the Holdings senior notes were capitalized and are being amortized as interest expense through 2013.

The indentures governing the Holdings discount notes and Holdings senior notes restrict Holdings and its restricted subsidiaries from declaring or paying dividends or making any other distribution (including any

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

payment by Holdings or any restricted subsidiary of Holdings in connection with any merger or consolidation involving Holdings or any of its restricted subsidiaries) on account of Holdings’ or any of its restricted subsidiaries’ equity interests (other than dividends or distributions payable in certain equity interests and dividends payable to Holdings or any restricted subsidiary of Holdings), subject to certain exceptions.

Senior Secured Credit Facility

On October 4, 2004, in connection with the Transactions, Visant entered into a Credit Agreement among Visant, as Borrower, Jostens, Ltd., as Canadian borrower, Visant Secondary Holdings Corp., as Guarantor, the lenders from time to time parties thereto, Credit Suisse First Boston, as Administrative Agent, and Credit Suisse First Boston Toronto Branch, as Canadian Administrative Agent, providing for senior secured credit facilities in an aggregate amount of $1,270.0 million consisting of $150.0 million of a Term Loan A facility, an $870.0 million Term B loan facility and a $250.0 million revolving credit facilities. Visant’s senior secured credit facilities allow the Company, subject to certain conditions, to incur additional term loans under the Term Loan C facility, or under a new term facility, in either case in an aggregate principal amount of up to $300.0 million. Additionally, restrictions under the Visant senior subordinated note indenture would limit Visant’s ability to borrow the full amount of additional term loan borrowings under such a facility. Any additional term loans will have the same security and guarantees as the Term Loan A and Term Loan C facilities.

On December 21, 2004, Visant entered into the First Amendment (the “First Amendment”) to the Credit Agreement, dated as of October 4, 2004 (as amended by the First Amendment, the “Credit Agreement”). The First Amendment provided for an $870 million Term C loan facility, the proceeds of which were used to repay in full the outstanding borrowings under the Term B loan facility. Visant effectively reduced the interest rate on its borrowings by 25 basis points by refinancing the Term B facility with a new Term C facility and did not incur any additional borrowings under the First Amendment.

Visant’s obligations under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary Holdings Corp., a direct wholly-owned subsidiary of Holdings and the parent of Visant, and by Visant’s material current and future domestic subsidiaries. The obligations of Visant’s principal Canadian operating subsidiary under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary Holdings Corp., by Visant, by Visant’s material current and future domestic subsidiaries and by Visant’s other current and future Canadian subsidiaries. Visant’s obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of Visant’s assets and substantially all of the assets of Visant Secondary Holdings Corp. and Visant’s material current and future domestic subsidiaries, including but not limited to:

•

all of Visant’s capital stock and the capital stock of each of Visant’s existing and future direct and indirect subsidiaries, except that with respect to foreign subsidiaries such lien and pledge is limited to 65% of the capital stock of “first-tier” foreign subsidiaries; and

•	substantially all of Visant’s material existing and future domestic subsidiaries’ tangible and intangible assets.

The obligations of Jostens Canada Ltd. under the senior secured credit facilities, and the guarantees of those obligations, are secured by the collateral referred to in the prior paragraph and substantially all of the tangible and intangible assets of Jostens Canada Ltd. and each of Visant’s other current and future Canadian subsidiaries.

The senior secured credit facilities require Visant to meet a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation. In addition, the senior secured credit facilities contain certain restrictive covenants which will, among other things, limit Visant’s and its subsidiaries’

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

ability to incur additional indebtedness, pay dividends, prepay subordinated debt, make investments, merge or consolidate, change the business, amend the terms of the Company’s subordinated debt and engage in certain other activities customarily restricted in such agreements. It also contains certain customary events of default, subject to grace periods, as appropriate.

The dividend restrictions under the Visant senior secured credit facilities apply only to Visant and Visant Secondary Holdings Corp., and essentially prohibit all dividends other than (1) for dividends paid on or after April 30, 2009 and used by Holdings to make regularly-scheduled cash interest payments on its senior discount notes, subject to compliance with the interest coverage covenant after giving effect to such dividends, (2) for other dividends so long as the amount thereof does not exceed $50 million plus an additional amount based on Visant’s net income and the amount of any capital contributions received by Visant after October 4, 2004 and (3) pursuant to other customary exceptions, including redemptions of stock made with other, substantially similar stock or with proceeds of concurrent issuances of substantially similar stock.

The borrowings under the Credit Agreement bear a variable interest rate based upon either the London Interbank Offered Rate (“LIBOR”) or an alternative base rate (“ABR”) based upon the greater of the federal funds effective rate plus 0.5%, or the prime rate, plus a fixed margin. The interest rate per year on the Term C loan facility is ABR or LIBOR plus a basis point spread. Both are subject to a step-down determined by reference to a performance test. The Term C loan facility will amortize on a semi-annual basis commencing on July 1, 2005 and mature on October 4, 2011 with amortization prior to the maturity date to be at nominal percentages. In addition, transaction fees and related costs of $38.1 million associated with the senior secured credit facilities were capitalized and are being amortized as interest expense over the lives of the facilities.

The interest rate per year on the revolving credit facilities was initially LIBOR plus 2.50% or ABR plus 1.50% (or, in the case of Canadian dollar denominated loans, the bankers’ acceptance discount rate plus 2.50% or the Canadian prime rate plus 1.50%) and are subject to adjustment based on pricing grid. The revolving credit facilities contain a sub-facility that allows the Company’s Canadian subsidiary to borrow funds not to exceed $20.0 million of the total $250.0 million facilities. The Company is obligated to pay commitment fees of 0.375% on the unused portion of this facility. The interest rate on the revolving credit facilities and the commitment fee rate are both subject to step-downs determined by reference to a performance test. The annualized weighted average interest rates on short term borrowings under the revolving credit facilities were 4.5% and 8.1% for the fiscal years ending January 3, 2009 and December 29, 2007, respectively.

Visant Senior Subordinated Notes

On October 4, 2004, in connection with the Transactions, Visant issued $500 million in principal amount of 7.625% senior subordinated notes (the “Visant notes”) due October 2012.

The Visant notes are not collateralized, are subordinate in right of payment to all existing and future senior indebtedness of Visant and its subsidiaries and are guaranteed by all restricted subsidiaries that are domestic subsidiaries and guarantee the senior secured credit facilities. Cash interest on the Visant notes accrues and is payable semiannually in arrears on April 1 and October 1 of each year, commencing April 1, 2005, at a rate of 7.625%. The Visant notes became redeemable at the option of Visant on or after October 1, 2008 at prices ranging from 103.813% of principal to 100% of principal in 2010 and thereafter. In addition, transaction fees and related costs of $22.8 million associated with the Visant notes were capitalized and are being amortized as interest expense through October 1, 2012.

The indenture governing the Visant notes restricts Visant and its restricted subsidiaries from paying dividends or making any other distributions on account of Visant’s or any restricted subsidiary’s equity interests (including any dividend or distribution payable in connection with any merger or consolidation) other than (1) dividends or distributions by Visant payable in equity interests of Visant or in options, warrants or other rights to purchase equity interests or (2) dividends or distributions by a restricted subsidiary, subject to certain exceptions.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Additional Information

The indentures governing the Holdings discount notes, the Holdings senior notes and the Visant senior subordinated notes also contain numerous covenants including, among other things, restrictions on the Company’s ability to incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; create limitations on the ability of restricted subsidiaries to make dividends or distributions to the Company; engage in transactions with affiliates; and create liens.

Visant’s senior secured credit facilities and the Visant and Holdings notes contain certain cross-default and cross-acceleration provisions whereby a default under or acceleration of other debt obligations would cause a default under or acceleration of the senior secured credit facilities and the notes.

A failure to comply with the covenants under the senior secured credit facilities, subject to certain grace periods, would constitute a default under the senior secured credit facilities, which could result in an acceleration of the loans and other obligations owing thereunder.

As of January 3, 2009, the Company was in compliance with all covenants under its material debt obligations.

12.	Derivative Financial Instruments and Hedging Activities

The Company’s involvement with derivative financial instruments is limited principally to managing well-defined interest rate and foreign currency exchange risks. Forward foreign currency exchange contracts may be used to hedge the impact of currency fluctuations primarily on inventory purchases denominated in Euros. There were no open interest rate or forward foreign currency exchange contracts at the end of 2008 and 2007.

13.	Commitments and Contingencies

Leases

Equipment and office, warehouse and production space under operating leases expire at various dates. Rent expense for continuing operations was $7.8 million for 2008, $7.3 million for 2007 and $6.4 million for 2006. Future minimum lease payments under the leases are as follows:

In thousands
2009	$7,062
2010	5,319
2011	5,153
2012	4,931
2013	2,691
Thereafter	3,337

Total lease payments	$28,493

Forward Purchase Contracts

The Company is subject to market risk associated with changes in the price of precious metals. To mitigate the commodity price risk, the Company may from time to time enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. In fiscal year

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

2008, the Company entered into purchase commitment contracts totaling $14.7 million with delivery dates occurring through 2009. The forward purchase contracts are considered normal purchases and therefore not subject to the requirements of SFAS No. 133. As of the end of 2008, the fair market value of open precious metal forward contracts was $15.8 million based on quoted future prices for each contract.

Environmental

Our operations are subject to a wide variety of federal, state, local and foreign laws and regulations governing emissions to air, discharges to waters, the generation, handling, storage, transportation, treatment and disposal of hazardous substances and other materials, and employee health and safety matters, and from time to time the Company may be involved in remedial and compliance efforts.

Legal Proceedings

In communications with U.S. Customs and Border Protection (“Customs”), we learned of an alleged inaccuracy of the tariff classification for certain of Jostens’ imports from Mexico. Jostens promptly filed with Customs a voluntary disclosure to limit its monetary exposure. The effect of these tariff classification errors is that back duties and fees (or “loss of revenue”) may be owed on certain imports. Additionally, Customs may impose interest on the loss of revenue, if any is determined. A review of Jostens’ import practices revealed that, during the relevant period, the subject merchandise qualified for duty-free tariff treatment under the North American Free Trade Agreement (“NAFTA”), in which case there should be no loss of revenue or interest payment owed to Customs. However, Customs’ allegations indicate that Jostens committed a technical oversight in the classification used by Jostens in claiming the preferential tariff treatment. Through its prior disclosure to Customs, Jostens addressed this technical oversight and asserted that the merchandise did in fact qualify for duty-free tariff treatment under NAFTA and that there is no associated loss of revenue. In a series of communications received from Customs during the period of December 2006 through May 2007, Jostens learned that Customs was disputing the validity of Jostens’ prior disclosure and asserting a loss of revenue in the amount of $2.9 million for duties owed on entries made in 2002 and 2003. In a separate penalty notice, Customs calculated a monetary penalty in the amount of approximately $5.8 million (two times the alleged loss of revenue). Jostens has filed various petitions with Customs disputing Customs’ claims and advancing arguments to support that no loss of revenue or penalty should be issued against us, or in the alternative, that any penalty based on a purely technical violation should be reduced to a nominal fixed amount reflective of the nature of the violation. In response to Jostens’ petitions, Customs has withdrawn its penalty notice, but restated its loss of revenue demand in order to close out Jostens’ prior disclosure. In response to this demand, Jostens filed a supplement to its prior disclosure presenting arguments for Customs’ consideration supporting that the subject imports at the time of entry were entitled to duty free status. Based on these arguments, Jostens has determined that it may owe nominal additional processing fees for this imported merchandise. Accordingly, it has tendered these potentially unpaid fees, plus calculated interest to assist Customs with its review of our disclosure or, as an alternative, for Custom’s consideration as an offer in compromise to settle this matter. We understand that the matter is currently under review by Customs. In order to obtain the benefits of the orderly continuation and conclusion of administrative proceedings, Jostens has agreed to waivers of the statute of limitations with respect to the entries made in 2002 and 2003 that otherwise would have expired, to June 20, 2010. Jostens intends to continue to vigorously defend its position and has recorded no accrual for any additional potential liability pending further communication with Customs. It is not clear what Customs’ final position will be with respect to the alleged tariff classification errors or that Jostens will not be foreclosed from receiving duty free treatment for the subject imports. Jostens may not be successful in its defense, and the disposition of this matter may have a material effect on our business, financial condition and results of operations.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

We are also a party to other litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We do not believe the effect on our business, financial condition and results of operations, if any, for the disposition of these matters will be material.

14.	Income Taxes

Holdings files a consolidated federal income tax return which includes Visant and its domestic subsidiaries. Holdings and its subsidiaries file state tax returns on a consolidated or a separate subsidiary basis as required in the applicable jurisdictions.

Holdings

The U.S. and foreign components of income from continuing operations before income taxes and the provision for income taxes from continuing operations of Holdings consist of:

In thousands	2008	2007	2006
Domestic	$70,234	$66,511	$45,995
Foreign	6,786	6,358	8,094

Income before income taxes	$77,020	$72,869	$54,089

Federal	$21,677	$39,621	$34,480
State	8,679	8,822	5,855
Foreign	1,491	2,059	2,927

Total current income taxes	31,847	50,502	43,262
Deferred	(1,143)	(21,400)	(27,587)

Provision for income taxes	$30,704	$29,102	$15,675

A reconciliation between the provision for income taxes computed at the U.S. federal statutory rate and income taxes from continuing operations for financial reporting purposes is as follows:

In thousands	2008		2007		2006
Federal tax at statutory rate	$26,957	35.0%	$25,504	35.0%	$18,931	35.0%
State tax, net of federal tax benefit	3,709	4.8%	3,497	4.8%	1,614	3.0%
State deferred tax rate change, net of federal benefit	1,268	1.6%	1,198	1.6%	(2,950)	(5.5%)
Foreign tax credits (generated) used, net	(1,331)	(1.7%)	(1,996)	(2.7%)	957	1.8%
Foreign earnings repatriation, net	2,260	2.9%	1,926	2.6%	1,679	3.1%
Domestic manufacturing deduction	(1,254)	(1.6%)	(2,667)	(3.7%)	(1,373)	(2.5%)
(Decrease) increase in deferred tax valuation allowance	(102)	(0.1%)	1,432	2.0%	(2,743)	(5.1%)
Other differences, net	(803)	(1.0%)	208	0.3%	(440)	(0.8%)

Provision for income taxes	$30,704	39.9%	$29,102	39.9%	$15,675	29.0%

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The tax effect of temporary differences which give rise to deferred tax assets and liabilities from continuing operations are:

In thousands	2008	2007
Tax depreciation in excess of book	$(18,850)	$(11,825)
Basis difference on property, plant and equipment	(5,914)	(5,430)
Capitalized software development costs	(3,268)	(2,724)
Pension benefits	(5,163)	(42,798)
Basis difference on intangible assets	(218,795)	(180,701)
Other	(4,357)	(3,911)

Deferred tax liabilities	(256,347)	(247,389)

Reserves for accounts receivable and salespersons overdrafts	8,177	7,972
Reserves for employee benefits	19,428	16,191
Other reserves not recognized for tax purposes	5,371	4,187
Foreign tax credit carryforwards	14,731	14,833
Net operating loss and state tax credit carryforwards	12,820	—
Basis difference on pension liabilities	16,607	19,128
Amortization of original issue discount	35,913	27,889
Other	11,631	6,754

Deferred tax assets	124,678	96,954
Valuation allowance	(14,731)	(14,833)

Deferred tax assets, net	109,947	82,121

Net deferred tax liability	$(146,400)	$(165,268)

Visant

The U.S. and foreign components of income from continuing operations before income taxes and the provision for income taxes from continuing operations of Visant consist of:

In thousands	2008	2007	2006
Domestic	$134,909	$121,549	$89,933
Foreign	6,786	6,358	8,094

Income before income taxes	$141,695	$127,907	$98,027

Federal	$36,102	$50,761	$42,908
State	9,774	9,775	6,340
Foreign	1,491	2,059	2,927

Total current income taxes	47,367	62,595	52,175
Deferred	7,280	(12,853)	(20,961)

Provision for income taxes	$54,647	$49,742	$31,214

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

A reconciliation between the provision for income taxes computed at the U.S. federal statutory rate and income taxes from continuing operations for financial reporting purposes is as follows:

In thousands	2008		2007		2006
Federal tax at statutory rate	$49,593	35.0%	$44,767	35.0%	$34,309	35.0%
State tax, net of federal tax benefit	4,970	3.5%	4,537	3.5%	2,172	2.2%
State deferred tax rate change, net of federal benefit	1,314	0.9%	1,535	1.2%	(3,347)	(3.4%)
Foreign tax credits (generated) used, net	(1,331)	(0.9%)	(1,996)	(1.5%)	957	1.0%
Foreign earnings repatriation, net	2,260	1.6%	1,926	1.5%	1,679	1.7%
Domestic manufacturing deduction	(1,254)	(0.9%)	(2,667)	(2.1%)	(1,373)	(1.4%)
(Decrease) increase in deferred tax valuation allowance	(102)	(0.1%)	1,432	1.1%	(2,743)	(2.8%)
Other differences, net	(803)	(0.5%)	208	0.2%	(440)	(0.5%)

Provision for income taxes	$54,647	38.6%	$49,742	38.9%	$31,214	31.8%

The tax effect of temporary differences which give rise to deferred tax assets and liabilities from continuing operations are:

In thousands	2008	2007
Tax depreciation in excess of book	$(18,850)	$(11,825)
Basis difference on property, plant and equipment	(5,914)	(5,430)
Capitalized software development costs	(3,268)	(2,724)
Pension benefits	(5,163)	(42,798)
Basis difference on intangible assets	(218,795)	(180,701)
Other	(4,326)	(3,824)

Deferred tax liabilities	(256,316)	(247,302)

Reserves for accounts receivable and salespersons overdrafts	8,177	7,972
Reserves for employee benefits	19,428	16,191
Other reserves not recognized for tax purposes	5,371	4,187
Foreign tax credit carryforwards	14,731	14,833
Net operating loss and state tax credit carryforwards	12,820	—
Basis difference on pension liabilities	16,607	19,128
Other	10,818	6,284

Deferred tax assets	87,952	68,595
Valuation allowance	(14,731)	(14,833)

Deferred tax assets, net	73,221	53,762

Net deferred tax liability	$(183,095)	$(193,540)

Effective at the beginning of 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires applying a “more likely than not” threshold to the recognition and derecognition of tax positions. In connection with the adoption of FIN 48, the Company made a change in accounting principle for the classification of interest income on tax refunds. Under the previous policy, the Company recorded interest income on tax refunds as interest income. Under the new policy, any interest income in connection with income

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

tax refunds is recorded as a reduction of income tax expense. In addition, since the adoption of FIN 48, all interest and penalties on income tax assessments have been recorded as income tax expense and included as part of the Company’s unrecognized tax benefit liability.

Included in the results of operations for 2008 was $3.2 million of net gross tax accruals, $0.2 million of net gross interest and penalty accruals, and $3.3 million of net deferred tax credits. At January 3, 2009, the Company’s gross unrecognized tax benefit liability was included in non-current liabilities and totaled $16.0 million including interest and penalty accruals of $2.3 million. The Company’s net unrecognized tax benefits that, if recognized, would affect the effective tax rate were $9.1 million including net interest and penalty accruals of $2.0 million at January 3, 2009.

The unrecognized tax benefit liability at December 31, 2006, the date of the Company’s adoption of FIN 48, was $12.4 million including $1.9 million of gross interest and penalty accruals. In connection with the adoption, the Company recorded a $1.4 million increase to beginning retained earnings and a $2.3 million decrease to goodwill, with a corresponding reduction of $3.7 million in the existing reserve balance for uncertain tax positions. These adjustments were required to adjust from the Company’s previous method of accounting for income tax loss contingencies under SFAS No. 5, Accounting for Contingencies, to the method prescribed under FIN 48. The adjustment to goodwill related to a pre-acquisition tax uncertainty in connection with the Jostens merger transaction in July 2003. As of the date of adoption of FIN 48 and as of December 29, 2007, the amount of the Company’s unrecognized tax benefits that, if recognized, would affect the effective tax rate was, respectively, $4.9 million and $5.2 million, excluding gross interest and penalty accruals of $1.9 million and $1.7 million. During 2007, the Company reduced its unrecognized tax benefit liability by $5.5 million because a tax position from 2003 was no longer subject to examination by taxing authorities. Approximately $4.3 million of the decrease reduced goodwill because the tax position related to a pre-acquisition contingency in connection with the Jostens merger transaction in July 2003. Included in the results of operations for 2007 was $0.4 million of net gross tax accruals, $0.1 million of net gross interest and penalty reductions, and $0.2 million of net deferred tax credits. The Company’s unrecognized tax benefit liability is included in other noncurrent liabilities and at December 29, 2007 totaled $8.8 million including interest and penalty accruals of $1.7 million.

The reconciliation of the total gross amount recorded for unrecognized tax benefits for Holdings and Visant is as follows:

In thousands	2008	2007
Balance at beginning of period	$7,084	$10,520
Gross increases—tax positions in prior periods	3,622	—
Gross decreases—tax position in prior periods	(140)	(391)
Gross increases—current period tax positions	3,168	1,635
Settlements—refunds (payments)	203	(199)
Lapse of statute of limitations	(278)	(4,481)

Balance at end of period	$13,659	$7,084

The Company’s income tax filings for 2004 to 2007 are subject to examination in the U.S federal tax jurisdiction. During 2008 the Internal Revenue Service (“IRS”) concluded its examination of two pre-acquisition tax filings for one of the Company’s subsidiaries for 2004, resulting in only minor adjustments. The IRS continues its examination of the Company’s tax filings for 2005 and 2006. The Company is also subject to examination in state and foreign tax jurisdictions for the 2003 to 2007 periods, none of which was individually material. The Company has filed appeals for a Canadian federal examination of tax years 1996 and 1997. Though subject to uncertainty, the Company believes it has made appropriate provisions for all outstanding issues for all

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

open years and in all applicable jurisdictions. During the next twelve months, the Company does not expect that there will be a significant change in the unrecognized tax benefit liability as of January 3, 2009.

As described in Note 4, Acquisitions, the Company through a merger acquired the common stock of Phoenix Color on April 1, 2008. In connection with the acquisition, the Company recorded net deferred tax liabilities of $20.8 million including $11.7 million of deferred tax assets for the value of federal and state net operating loss carryforwards. The acquired federal net operating loss was approximately $30.8 million. As of January 3, 2009 the remaining net operating loss carryforward was approximately $28.6 million which expires in years 2019 through 2027.

During 2008, the Company repatriated $4.3 million of earnings from its foreign subsidiaries. The Company does not provide for deferred taxes on earnings of foreign subsidiaries that are essentially permanent in duration. The amount of permanently reinvested earnings totaled $6.4 million at January 3, 2009, a $3.6 million decrease from the balance at December 29, 2007. The decrease was due primarily to the loss recognized in connection with Jostens’ international restructuring activities during 2008. The determination of the additional deferred taxes that have not been provided is not practicable. At the end of 2008, the Company had foreign tax credit carryforwards totaling $14.7 million of which approximately $11.4 million expire in 2012 and the remaining $3.3 million expire in years 2013 through 2018. For 2008 and 2007, the Company has provided a valuation allowance for the entire related deferred tax asset because the tax benefit related to the foreign tax credits may not be realized.

During 2008 and 2007, the Company adjusted the effective tax rate at which it expects deferred tax assets and liabilities to be realized or settled in the future. The effect of the adjustment for 2008 was to increase income tax expense from continuing operations by $1.3 million for both Holdings and Visant. The effect of the adjustment for 2007 was to increase income tax expense from continuing operations by $1.2 million and $1.5 million for Holdings and Visant, respectively. The change in effective tax rates was required to reflect the effect of the Company’s 2007 and 2006 state income tax returns.

During 2006, Holdings was notified by the IRS that the Congressional Joint Committee on Taxation had approved a claim for refund by Jostens for the taxable years 2000 and 2001. The Company received a federal refund of approximately $7.6 million, including $1.2 million of interest. A substantial portion of the tax refund was recorded as a reduction of goodwill of $4.9 million and was attributable to the resolution of an income tax uncertainty that arose in connection with a purchase business combination completed by Jostens in May 2000.

As described in Note 5, Discontinued Operations, during 2006 the Company completed the sale of its Jostens Photography businesses, which previously comprised a reportable segment. The tax effects of the sale and the related results of operations have been reported as loss from discontinued operations in 2006.

During 2006, the Canadian subsidiary of Holdings repatriated $31.5 million of earnings attributed primarily to the gain on sale of the Jostens Photography businesses. Another foreign subsidiary of Holdings repatriated $1.6 million of earnings during 2006. The tax effects of the Canadian distribution are reflected in the results from discontinued operations. Foreign tax credit carryforwards and the related valuation allowance are reflected in the continuing operations balance sheet. As a result of the sale of the Jostens Photography businesses, the Company realized approximately $2.1 million of tax benefit attributable to foreign tax credit carryforwards which resulted in a decrease in the Company’s valuation allowance. In connection with the repatriation, the Company concluded that approximately $7.3 million of undistributed foreign earnings are indefinitely invested in its foreign businesses.

During 2006, the Company determined that its $0.7 million valuation allowance for capital loss carryovers was no longer required because the Company had generated capital gains in connection with the sale of property used in continuing operations.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

As described in Note 11, Debt, during December 2003, Holdings issued $150 million of senior discount notes due 2013. The notes have significant original issue discount (“OID”) and are considered applicable high yield discount obligations because the yield to maturity of the notes exceeds the sum of the applicable federal rate in effect for the month the notes were issued and five percentage points. As a result, Holdings will not be allowed a deduction for interest (including OID) accrued on the notes until such time as it actually pays such interest (including OID) in cash or other property. Cash interest began accruing on the senior discount notes in December 2008, and thereafter cash interest accrues at a rate of 10.25% per annum and is payable semi-annually in arrears, commencing June 1, 2009. Prior to December 2008, interest accreted on the senior discount notes in the form of an increase in the principal amount of the notes. Holdings has provided deferred income taxes of approximately $35.9 million on $97.2 million of OID accrued through December 2008.

15.	Benefit Plans

Pension and Other Postretirement Benefits

In September 2006, the FASB issued SFAS No. 158, which requires companies to fully recognize the funded status of each pension and other postretirement benefit plan as a liability or asset on their balance sheets with all unrecognized amounts to be recorded in other comprehensive income. SFAS No. 158 also requires plan assets and benefit obligations to be measured as of the balance sheet of the Company’s fiscal year-end. The Company has historically used a September 30 measurement date. The Company adopted the balance sheet recognition provisions of SFAS No. 158 as of December 29, 2007, which resulted in an increase to prepaid pension asset of $64.6 million, increase to total liabilities of $32.2 million and increase to stockholders’ equity at December 29, 2007 of $32.4 million, net of taxes. Accordingly, as of the end of our 2008 fiscal year, we changed the measurement date for our annual pension and postretirement benefits expense and all plan assets and liabilities from September 30th to our year-end balance sheet date. As a result of this change in measurement date, we recorded an after-tax $0.7 million increase to ending retained earnings.

Jostens has noncontributory defined benefit pension plans that cover nearly all employees hired by Jostens and Visant prior to December 31, 2005. The benefits provided under the plans are based on years of service, age eligibility and employee compensation. The benefits for Jostens’ qualified pension plans have been funded through pension trusts, the objective being to accumulate sufficient funds to provide for future benefits. In addition to qualified pension plans, Jostens has unfunded, non-qualified pension plans covering certain employees, which provide for benefits in addition to those provided by the qualified plans.

Effective December 31, 2005, the pension plans were closed to newly hired nonunion employees. Pension benefits for current salaried nonunion employees were modified to provide a percentage of career average earnings, rather than final average earnings for service after January 1, 2006 except for certain grandfathered employees who met specified age and service requirements as of December 31, 2005. Effective July 1, 2008 and January 1, 2008, the pension plans covering Jostens’ employees covered under respective collective bargaining agreements were closed to new hires.

Jostens also provides certain medical benefits for eligible retirees, including their spouses and dependents. Generally, the postretirement benefits require contributions from retirees. Effective January 1, 2006, the retiree medical plan was closed to active employees who were not yet age 50 with at least 10 years of service. Prescription drug coverage for Medicare eligible retirees was also eliminated from the program as of January 1, 2006 in connection with coverage under Medicare Part D. Visant is obligated for certain post-retirement benefits under the employment agreement with its Chief Executive Officer.

Eligible employees from Lehigh participate in a noncontributory defined benefit pension plan, which was merged with a Jostens plan effective December 31, 2004. The plan provides benefits based on years of service

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

and final average compensation. Effective December 31, 2006 the pension plan was closed to hourly nonunion employees hired after December 31, 2006 and benefit accruals were frozen for all salaried nonunion employees.

In addition, Lehigh maintains an unfunded supplemental retirement plan (SERP) for certain key executives of Lehigh. This SERP no longer has any active participants accruing benefits under it. Lehigh and Arcade also contribute to multi-employer pension plans for certain employees covered by collective bargaining agreements. Contribution amounts are determined by the respective collective bargaining agreement subject to escalation and we do not administer or control the funds in any way.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2008 and 2007 as well as the funded status and amounts both recognized in the balance sheets as of January 3, 2009 and December 29, 2007, for all defined benefit plans combined and retiree welfare plans. The information presented for all the plans for the 2008 plan year is based on a measurement date of January 3, 2009. The information presented for prior years is based on a measurement date of September 30. The impact of the measurement date change is reflected as a separate component in the changes in benefit obligation and fair value of plan assets. Furthermore, the Jostens plans represent 87% of the aggregate benefit obligation and 90% of the aggregate plan assets as of the end of 2008, with benefits for Lehigh representing 13% of the liability and 10% of the assets.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

	Pension benefits		Postretirement benefits
In thousands	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation, beginning of period	$260,439	$266,389	$2,378	$2,761
Service cost	5,597	6,410	10	12
Interest cost	16,495	15,611	137	154
Plan amendments	—	449	—	—
Actuarial gain	2,308	(14,911)	163	(253)
Benefit payments and administrative expenses	(14,092)	(13,509)	(586)	(296)
Other adjustments: change in measurement date	2,719	—	(37)	—

Benefit obligation, end of period	$273,466	$260,439	$2,065	$2,378

Change in plan assets
Fair value of plan assets, beginning of period	$300,063	$268,545	$—	$—
Actual return on plan assets	(52,380)	42,965	—	—
Company contributions	2,137	2,062	586	296
Benefit payments and administrative expenses	(14,092)	(13,509)	(586)	(296)
Other adjustments: change in measurement date	(15,953)	—	—	—

Fair value of plan assets, end of period	$219,775	$300,063	$—	$—

Funded status, over-funded plans	$3,981	$64,579	$—	$—
Funded status, under-funded plans	(57,673)	(24,951)	(2,065)	(2,378)

Net funded status	$(53,692)	$39,628	$(2,065)	$(2,378)

Amounts recognized in the balance sheets:
Non-current assets	$3,981	$64,579	$—	$—
Current liabilities	(1,978)	(1,995)	(298)	(324)
Non-current liabilities	(55,695)	(22,956)	(1,767)	(2,054)

Net pension amounts recognized on Consolidated Balance Sheets	$(53,692)	$39,628	$(2,065)	$(2,378)

Amounts in Accumulated Other Comprehensive Income
Net (gain)/loss	$54,413	$(45,714)	$451	$377
Prior service credits	(3,877)	(4,997)	(2,475)	(2,821)

Other comprehensive income—total	$50,536	$(50,711)	$(2,024)	$(2,444)

Amortization expense expected to be recognized during next fiscal year
Net (gain)/loss	$—	$(23)	$23	$13
Prior service credits	(744)	(744)	(277)	(277)

Total amortizations	$(744)	$(767)	$(254)	$(264)

During 2008, the discount rate assumption remained unchanged at 6.50% for the pension plans and changed from 6.25% to 6.50% for the postretirement plans which resulted in a decrease in liability. Asset returns in 2008 were well below the assumed return, salary increases were higher than expected and retiree medical inflation was higher than expected. The plans’ demographic and asset experience resulted in a net loss for 2008.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The accumulated benefit obligation (ABO) for all defined benefit pension plans was $265.9 million and $253.4 million at the end of 2008 and 2007, respectively. The ABO differs from the projected benefit obligation shown in the table in that it includes no assumption about future compensation levels.

Non-qualified retirement benefits, included in the tables above, with obligations in excess of plan assets were as follows:

In thousands	2008	2007
Projected benefit obligation	$25,904	$24,951
Accumulated benefit obligation	$24,426	$23,678
Fair value of plan assets	$—	$—

In total, the qualified pension plans have a projected benefit obligation in excess of the fair value as of year-end 2008.

Net periodic benefit income of the pension and other postretirement benefit plans included the following components:

	Pension benefits
In thousands	2008	2007
Service cost	$5,597	$6,410
Interest cost	16,495	15,612
Expected return on plan assets	(25,961)	(24,177)
Amortization of prior year service cost	(744)	(796)
Amortization of net actuarial loss	(22)	—

Net periodic benefit income	$(4,635)	$(2,951)

	Postretirement benefits
In thousands	2008	2007
Service cost	$10	$12
Interest cost	137	154
Amortization of prior year service cost	(277)	(277)
Amortization of net actuarial loss	13	36

Net periodic benefit income	$(117)	$(75)

Assumptions

Weighted-average assumptions used to determine end of year benefit obligations are as follows:

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007
Discount rate:
Jostens	6.50%	6.50%	6.50%	6.25%
Lehigh	6.50%	6.50%	N/A	N/A
Rate of compensation increase:
Jostens	5.75%	5.75%	N/A	N/A
Lehigh	2.50%	2.50%	N/A	N/A

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Weighted-average assumptions used to determine net periodic benefit cost for the year are as follows:

	Pension benefits		Postretirement benefits
	2008	2007	2008	2007
Discount rate:
Jostens	6.50%	6.00%	6.25%	6.00%
Lehigh	6.50%	6.00%	N/A	N/A
Expected long-term rate of return on plan assets:
Jostens	9.00%/9.50%	9.50%	N/A	N/A
Lehigh	9.50%	9.50%	N/A	N/A
Rate of compensation increase:
Jostens	5.75%	6.30%	N/A	N/A
Lehigh	2.50%	3.00%	N/A	N/A

We employ a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are preserved congruent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with a proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonability and appropriateness.

Assumed health care cost trend rates are as follows:

	Postretirement benefits
	2008	2007
Health care cost trend rate assumed for next year	8.00%	7.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2010

Assumed health care cost trend rates have some effect on the amounts reported for health care plans. For 2008, a one percentage point change in the assumed health care cost trend rates would have the following effects:

In thousands	Impact of 1% Increase	Impact of 1% Decrease
Effect on total of service and interest cost components	$8	$(7)
Effect on postretirement benefit obligation	$106	$(97)

Plan Assets

Our weighted-average asset allocations for the pension plans as of the measurement dates of September 30, 2007 and January 3, 2009, by asset category, are as follows:

Asset Category	2008	2007
Equity securities	58.4%	80.0%
Debt securities	31.5%	20.0%
Other	10.1%	—

Total	100%	100%

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

For 2008, the other asset category currently represents the SEI Opportunity Collective Fund (the “Trust”) that has been established by SEI Trust Company (the “Trustee”) as a vehicle through which employee benefit plans may invest in hedged investment strategies. Investment in the Trust is open only to fiduciary-managed, Internal Revenue Code section 401(a) tax-qualified retirement plans or governmental retirement plans that are “accredited investors” under the Securities Act of 1933 and “qualified purchasers” under the Investment Company Act of 1940 (“Eligible Plans”). The Trustee anticipates that substantially all of the Trust’s assets will be invested in the SEI Offshore Opportunity Fund II, Ltd (the “Fund”), which, in turn, intends to invest in various private investment funds (“Hedge Funds”), many of which will pursue hedged investment strategies. The Offshore II Fund’s objective is to seek to achieve an attractive risk-adjusted return with moderate volatility and moderate directional market exposure over a full market cycle.

As of July 31, 2007, the Company’s pension plan assets were transferred to SEI, a portfolio manager, in order to deploy a modified investment strategy. In the fourth quarter of 2007, the target asset allocation was changed after careful consideration, including to take into account plan liabilities and plan funded status. A total return investment approach is employed under which a mix of equities, fixed income and other investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio contains a diversified blend of investments within each category. Furthermore, equity investments are diversified across U.S. and non-U.S. securities.

Contributions

The Pension Protection Act changed the minimum funding requirements for defined benefit pension plans beginning in 2008. There were no contributions required to be made under the plans for 2008. Due to the funded status of the qualified plans, there are no projected contributions for 2009. Recent regulatory relief legislation has favorably impacted the funded status of our plans. The funded status of our plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and regulatory requirements as in effect from time to time. Our pension expense and cash contributions associated with pension plans will increase in future periods. The total contributions expected to be paid in 2009 include $2.0 million to the nonqualified pension plans and $0.3 million to the postretirement benefit plans. The actual amount of contributions is dependent upon the actual return on plan assets and actual disbursements from the postretirement benefit and nonqualified pension plans.

Benefit Payments

Estimated benefit payments under the pension and postretirement benefit plans are as follows:

In thousands	Pension benefits	Postretirement benefits
2009	$14,804	$308
2010	15,575	300
2011	16,481	277
2012	17,253	263
2013	18,368	240
2014 through 2018	105,056	943

Total estimated payments	$187,537	$2,331

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

401(k) Plans

We have 401(k) savings plans, which cover substantially all salaried and hourly employees who have met the plans’ eligibility requirements. Under certain of the plans we provide a matching contribution on amounts contributed by employees, limited to a specific amount of compensation that varies among the plans. In some instances, we have provided discretionary profit sharing contributions in the past and we may do so in the future. The aggregate matching and other contributions for the continuing operations were $6.0 million for 2008, $5.7 million for 2007 and $4.2 million for 2006. The aggregate matching contributions for disposed discontinued operations’ 401(k) savings plans were $0.9 million for 2007 and $4.7 million for 2006.

On December 15, 2006, we merged the Jostens, Inc. 401(k) Retirement Savings Plan and the Jostens, Inc. Topeka Union 401(k) Pre-Tax Retirement Savings Plan into the Von Hoffmann Corporation and Arcade Marketing, Inc. Retirement Savings Plan and renamed the Plan the Visant 401(k) Retirement Savings Plan. On January 1, 2007, Lehigh salaried, office administrative and newly hired Lehigh Lithographers Division hourly employees became eligible for the Visant 401(k) Retirement Savings Plan. Employees who had been participating in the Lehigh Press, Inc. Investment Opportunity Plan had their account balances transferred to the Visant 401(k) Retirement Savings Plan on December 29, 2006.

On October 1, 2007, the Visant 401(k) Retirement Savings Plan was amended to allow for the participation of individuals employed by Memory Book Acquisition LLC. On December 29, 2007, we merged the Visual Systems, Inc. Profit Sharing & 401(k) Plan into the Visant 401(k) Retirement Savings Plan. In addition on December 29, 2007, we merged the Neff Company 401(k) Plan & Trust into the Lehigh Press Investment Opportunity Plan and renamed the Plan the Lehigh & Neff 401(k) Retirement Savings Plan.

On April 14, 2008, following the acquisition of Phoenix Color, the Phoenix Color Corp. Employees’ Stock Bonus and Ownership Plan, established as a profit sharing plan for employees of Phoenix Color and its subsidiaries, was merged into the Phoenix Color Corp. Employees’ Savings and Investment Plan, which is a 401(k) savings plan maintained for the employees of Phoenix Color and its subsidiaries.

16.	Stock-based Compensation

The 2003 Stock Incentive Plan (the “2003 Plan”) was approved by the Board of Directors and effective as of October 30, 2003. The 2003 Plan permits us to grant key employees and certain other persons stock options and stock awards and provides for a total of 288,023 shares of common stock for issuance of options and awards to employees of the Company and a total of 10,000 shares of common stock for issuance of options and awards to directors and other persons providing services to the Company. As of January 3, 2009 there were 271,819 shares available for grant under the 2003 Plan. The maximum grant to any one person shall not exceed in the aggregate 70,400 shares. We do not currently intend to make any additional grants under the 2003 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments over the first five years following the date of grant and/or “performance options”, which vest and become exercisable over the first five years following the date of grant at varying levels based on the achievement of certain EBITDA targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets, subject to certain conditions. Upon the occurrence of a “change in control” (as defined in the 2003 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate depending on the timing of the change of control and return on the equity investment by DLJMBP III in the Company as provided under the 2003 Plan. A “change in control” under the 2003 Plan is defined as: (i) any person or other entity (other than any of Holdings’ subsidiaries), including any “person” as defined in Section 13(d)(3) of the Exchange Act, other than certain of the DLJMBP Funds or affiliated parties thereof

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

becoming the beneficial owner, directly or indirectly, in a single transaction or a series of related transactions, by way of merger, consolidation or other business combination, securities of Holdings representing more than 51% of the total combined voting power of all classes of capital stock of Holdings (or its successor) normally entitled to vote for the election of directors of Holdings or (ii) the sale of all or substantially all of the property or assets of Holdings to any unaffiliated person or entity other than one of Holdings’ subsidiaries is consummated. The Transactions did not constitute a change of control under the 2003 Plan. Options issued under the 2003 Plan expire on the tenth anniversary of the grant date. The shares underlying the options are subject to certain transfer and other restrictions set forth in that certain Stockholders Agreement dated July 29, 2003, by and among the Company and certain holders of the capital stock of the Company. Participants under the 2003 Plan also agree to certain restrictive covenants with respect to confidential information of the Company and non-competition in connection with their receipt of options. All outstanding options to purchase Holdings common stock continued following the closing of the Transactions.

In connection with the closing of the Transactions, we established the 2004 Stock Option Plan, which permits us to grant key employees and certain other persons of the Company and its subsidiaries various equity-based awards, including stock options and restricted stock. The plan, currently known as the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and Subsidiaries (the “2004 Plan”), provides for issuance of a total of 510,230 shares of Holdings Class A Common Stock. As of January 3, 2009 there were 73,735 shares available for grant under the 2004 Plan. Shares related to grants that are forfeited, terminated, cancelled or expire unexercised become available for new grants. Under his employment agreement, Mr. Marc L. Reisch, the Chairman of our Board of Directors and our Chief Executive Officer and President, received awards of stock options and restricted stock under the 2004 Plan. Additional members of management have also received grants under the 2004 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments through 2009, and/or “performance options”, which vest and become exercisable following the date of grant based upon the achievement of certain EBITDA and other performance targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets. Upon the occurrence of a “change in control” (as defined under the 2004 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate if certain EBITDA or other performance measures have been satisfied. A “change in control” under the 2004 Plan is defined as: (i) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdings to an unaffiliated person; (ii) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdings being held by an unaffiliated person; (iii) a merger, consolidation, recapitalization or reorganization of Holdings with or into an unaffiliated person; if and only if any such event listed in (i) through (iii) above results in the inability of the Sponsors, or any member of members of the Sponsors, to designate or elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The option exercise period is determined at the time of grant of the option but may not extend beyond the end of the calendar year that is ten calendar years after the date the option is granted. All options, restricted shares and any common stock for which such equity awards are exercised or with respect to which restrictions lapse are governed by a management stockholder’s agreement and sale participation agreement. As of January 3, 2009, there were 286,833 options vested under the 2004 Plan and 32,698 unvested and subject to vesting.

Effective January 1, 2006, the Company adopted SFAS No. 123R, which requires the recognition of compensation expense related to all equity awards based on the fair values of the awards at the grant date. Prior to the adoption of SFAS No. 123R, the Company used the minimum value method in its SFAS No. 123 pro forma disclosure and therefore applied the prospective transition method as of the effective date. Under the prospective transition method, the Company would recognize compensation expense for equity awards granted, modified and canceled subsequent to the date of adoption.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

On April 4, 2006, the Company declared and paid a special cash dividend of $57.03 per share to the common stockholders of Holdings. In connection with the special cash dividend, on April 4, 2006, the exercise prices of issued and outstanding options as of April 4, 2006 under the 2003 Plan and the 2004 Plan were reduced by an amount equal to the dividend. The 2003 and 2004 Plans and underlying stock option agreements contain provisions that provide for anti-dilutive protection in the case of certain extraordinary corporate transactions, such as the special dividend, and the incremental compensation cost, defined as the difference in the fair value of the modified award immediately before and after the modification, was calculated as zero. As a result of the above modification, all stock option awards previously accounted for under APB No. 25 will be prospectively accounted for under SFAS No. 123R. Accordingly, no incremental compensation cost was recognized as a result of the modification.

The Company had granted non-employee awards to the Company’s directors and to certain related parties, as disclosed in Note 19, Related Party Transactions, prior to January 1, 2006, for which compensation expense has been recorded in 2007 and 2006.

For the year ended January 3, 2009, December 29, 2007 and December 30, 2006, the Company recognized total compensation expense related to stock options of approximately $8.1 million, $1.0 million and $0.2 million, respectively, which is included in selling, general and administrative expenses.

For the year ended January 3, 2009, Holdings issued, subject to vesting, a total of 2,600 restricted shares of Holdings’ Class A Common Stock to three officers of the Company under the 2004 Plan.

For the year ended January 3, 2009, the Company granted an aggregate of 4,403 options under the 2004 Plan to certain employees of the Company or its subsidiaries. The per-share weighted-average fair value of stock options granted during fiscal 2008 and fiscal 2007 was $53.73 and $40.73, respectively, on the date of grant using the Black-Scholes option pricing model. In accordance with SAB No. 107, Share-Based Payment, as amended by SAB No. 110, the Company employs the simplified method in order to calculate the term that an option is expected to be outstanding. The simplified method is employed as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term due to the limited period of time its equity shares have been outstanding.

The following key assumptions were used to value options issued:

	2008	2007	2006
Expected Life	6.3 years	6.0 years	6.3 years
Expected Volatility	28.8%	29.7%	30.8%
Dividend Yield	—	—	—
Risk-free Interest Rate	3.1%	4.6%	4.4%

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table summarizes stock option activity for Holdings:

Options in thousands	Options	Weighted- average exercise price
Outstanding at December 29, 2007	394	$42.84
Exercised	(8)	$39.07
Granted	4	$248.25
Forfeited	(15)	$45.67
Cancelled	(34)	$32.37

Outstanding at January 3, 2009	341	$46.66

Vested or expected to vest at January 3, 2009	341	$46.66

Exercisable at January 3, 2009	309	$42.47

The exercise prices for options granted prior to April 2006 have been adjusted to reflect the special dividend declared in April 2006.

The weighted average remaining contractual life of outstanding options at January 3, 2009 was approximately 6.7 years.

17.	Business Segments

Our three reportable segments consist of:

•

Scholastic—provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book—provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services—provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

Scholastic

Jostens provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products, such as caps, gowns, diplomas and announcements, graduation-related accessories and other scholastic affinity products. In the scholastic segment, we primarily serve U.S. high schools, colleges, universities and other specialty markets, marketing and selling products to students and administrators. Jostens relies on a network of independent sales representatives to sell its scholastic products. Jostens provides customer service in the marketing and sale of class rings and certain other graduation products, which often involves a high degree of customization. Jostens also provides ongoing warranty service on its class and affiliation rings. Jostens maintains product-specific tooling as well as a library of school logos and mascots that can be used repeatedly for specific school accounts over time. In addition to its class ring offerings, Jostens also designs, manufactures,

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

markets and sells championship rings for professional sports and affinity rings for a variety of specialty markets. Since the acquisition of Neff, a single source provider of custom award programs and apparel, in March 2007, we also market, manufacture and sell an array of additional scholastic products, including chenille letters, letter jackets, mascot mats, plaques and sports apparel.

Memory Book

Jostens provides services in conjunction with the publication, marketing, sale and production of memory books, and related products that help people tell their stories and chronicle important events. Jostens primarily services U.S. high schools, colleges, universities, elementary and middle schools. Jostens generates the majority of its revenues from high school accounts. Jostens’ independent sales representatives and technical support employees assist students and faculty advisers with the planning and layout of yearbooks, including through the provision of on-line layout and editorial tools to assist the schools in the publication of the yearbook. With a new class of students each year and periodic faculty advisor turnover, Jostens’ independent sales representatives and customer service employees are the main point of continuity for the yearbook production process on a year-to-year basis. Jostens also offers Memory Book products through its OurHubbub.comTM online personal memory book offerings, including under which Jostens partners with local and national organizations and teams to create hard cover memory books to chronicle important events and memories.

Marketing and Publishing Services

The Marketing and Publishing Services segment provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services primarily targeted at the direct marketing sector. We are also a leading producer of book components and supplemental materials such as decorative covers and overhead transparencies for educational and trade publishers. With over a 100-year history, Arcade Marketing pioneered our ScentStrip® product in 1980. We also offer an extensive portfolio of proprietary, patented and patent-pending technologies that can be incorporated into various marketing programs designed to reach the consumer at home or in-store, including magazine and catalog inserts, remittance envelopes, statement enclosures, blow-ins, direct mail, direct sell and point-of-sale materials and gift-with-purchase/purchase-with-purchase programs. We specialize in high-quality, in-line finished products and can accommodate large marketing projects with a wide range of dimensional products and in-line finishing production, data processing and mailing services, providing a range of conventional direct marketing pieces to integrated offerings with data collection and tracking features. Our personalized imaging capabilities may offer individualized messages to each recipient within a geographical area or demographic group for targeted marketing efforts.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table presents information of Holdings by business segment:

In thousands	2008	2007	2006
Net sales
Scholastic	$472,405	$465,439	$437,630
Memory Book	393,309	372,063	358,687
Marketing and Publishing Services	501,374	434,057	390,396
Inter-segment eliminations	(1,528)	(1,349)	(109)

	$1,365,560	$1,270,210	$1,186,604

Operating income
Scholastic	$36,744	$51,312	$51,189
Memory Book	99,090	89,108	82,235
Marketing and Publishing Services	66,437	76,453	69,665

	$202,271	$216,873	$203,089

Interest, net
Scholastic	$44,414	$54,095	$55,682
Memory Book	36,943	42,729	45,191
Marketing and Publishing Services	43,894	47,180	48,127

	$125,251	$144,004	$149,000

Depreciation and Amortization
Scholastic	$27,850	$26,794	$27,332
Memory Book	38,430	36,330	35,580
Marketing and Publishing Services	36,738	23,832	18,685

	$103,018	$86,956	$81,597

Capital expenditures
Scholastic	$9,825	$10,117	$4,477
Memory Book	17,750	17,253	27,267
Marketing and Publishing Services	24,777	29,000	20,130

	$52,352	$56,370	$51,874

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In thousands	2008	2007	2006
Goodwill
Scholastic	$305,806	$305,438	$294,240
Memory Book	391,407	391,119	393,144
Marketing and Publishing Services	308,801	239,012	232,254

	$1,006,014	$935,569	$919,638

Intangible assets
Scholastic	$190,643	$231,251	$231,910
Memory Book	228,182	223,265	239,567
Marketing and Publishing Services	183,637	60,827	59,192

	$602,462	$515,343	$530,669

Total assets
Scholastic	$706,107	$804,514	$709,770
Memory Book	822,254	793,075	811,352
Marketing and Publishing Services	775,349	514,085	479,454

	$2,303,710	$2,111,674	$2,000,576

Net sales are reported in the geographic area where the final sales to customers are made, rather than where the transaction originates. No single customer accounted for more than 10% of revenue in 2008, 2007, and 2006.

The following table presents net sales by class of similar products and certain geographic information:

In thousands	2008	2007	2006
Net sales by classes of similar products
Memory book and yearbook products and services	$391,981	$370,952	$358,687
Class ring and jewelry products	219,407	220,380	227,463
Graduation and affinity products	252,998	245,059	210,167
Sampling products and services	191,546	196,478	169,737
Direct marketing products and services	135,130	144,663	144,352
Book components	174,498	92,678	76,198

	$1,365,560	$1,270,210	$1,186,604

Net sales by geographic area
United States	$1,282,852	$1,187,204	$1,125,201
Canada	26,292	28,516	27,039
France	23,912	17,052	8,760
Other	32,504	37,438	25,604

	$1,365,560	$1,270,210	$1,186,604

Net property, plant and equipment and intangible assets by geographic area
United States	$1,828,760	$1,630,532	$1,609,773
Other, primarily Canada	1,478	1,491	1,115

	$1,830,238	$1,632,023	$1,610,888

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

18.	Common Stock

Holdings’ common stock, $0.01 par value per share, consists of Class A and Class C common stock. Holdings’ charter also authorizes the issuance of non-voting Class B common stock, but currently no such shares are outstanding. Holders of Class A common stock are entitled to one vote for each share held for any matter coming before the stockholders of Holdings. The holder of the share of Class C common stock is entitled to a number of votes for any matter coming before the stockholders of Holdings equal to:

(i)	initially, the excess of (x) 50% percent of all votes entitled to be cast by holders of outstanding common stock for any matter coming before the stockholders of Holdings, over (y) the percentage of all votes entitled to be cast by the initial holder of the share of Class C common stock together with any permitted transferees of the initial holder, for any matter coming before the stockholders of Holdings by virtue of the shares of Class A common stock acquired by the initial holder pursuant to the Contribution Agreement, dated July 21, 2004, between Holdings and the initial holder, such excess determined based on the shares of common stock issued and outstanding immediately prior to October 4, 2004, giving effect to any shares of common stock acquired by the initial holder pursuant to the Contribution Agreement at the closing thereunder; and

(ii)	thereafter, the number of votes will be permanently reduced to an amount equal to the excess, if any, of (x) 50% percent of all votes entitled to be cast by holders of outstanding common stock for any matter coming before the stockholders of Holdings (as reduced by any shares of Class A common stock of Holdings issued on the date of the closing under the Contribution Agreement or thereafter to any person other than the initial holder), over (y) the percentage of all votes entitled to be cast by the initial holder, together with its transferees, for any matter coming before the stockholders of Holdings by virtue of the shares of Class A common stock then held by the initial holder, together with its transferees, not to exceed the percentage voting interest attributed to such share pursuant to clause (i) above; and

(iii)	if the share of Class C common stock is transferred by the initial holder (or its permitted transferee) to any person other than a permitted transferee of the initial holder, the share of Class C Common Stock will entitle the holder to the same voting rights as the share of Class C common stock entitled the holder immediately prior to the transfer.

The share of Class C common stock will at all times entitle the holder to at least one vote on any matter coming before the stockholders of Holdings. In addition, the share of Class C common stock will automatically convert into one fully-paid and non-assessable share of Class A common stock (1) upon the consummation of an initial public offering or (2) upon the first occurrence that the share of Class C common stock is entitled to only one vote for any matter coming before the stockholders of Holdings, as more fully provided by the certificate of incorporation.

19.	Related Party Transactions

Transactions with Sponsors

Stockholders Agreement

In connection with the Transactions, we entered into a stockholders agreement (the “2004 Stockholders Agreement”) with an entity affiliated with KKR and entities affiliated with DLJMBP III (each an “Investor Entity” and together the “Investor Entities”) that provides for, among other things,

•	a right of each of the Investor Entities to designate a certain number of directors to our board of directors for so long as they hold a certain amount of our common stock. KKR and DLJMBP III each

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

has the right to designate up to four directors to our board of directors (and currently three KKR and two DLJMP III designees serve on our board) with our Chief Executive Officer and President, Marc L. Reisch, as chairman;

•

certain limitations on transfer of our common stock held by the Investor Entities for a period of four years after the completion of the Transactions, after which, if we have not completed an initial public offering, any Investor Entity wishing to sell any of our common stock held by it must first offer to sell such stock to us and the other Investor Entities, provided that, if we complete an initial public offering during the four years after the completion of the Transactions, any Investor Entity may sell pursuant to its registration rights as described below;

•	a consent right for the Investor Entities with respect to certain corporate actions;

•

the ability of the Investor Entities to “tag-along” their shares of our common stock to sales by any other Investor Entity, and the ability of the Investor Entities to “drag-along” our common stock held by the other Investor Entities under certain circumstances;

•	the right of the Investor Entities to purchase a pro rata portion of all or any part of any new securities offered by us; and

•	a restriction on the ability of the Investor Entities and certain of their affiliates to own, operate or control a business that competes with us, subject to certain exceptions.

Pursuant to the 2004 Stockholders Agreement, an aggregate transaction fee of $25.0 million was paid to the Sponsors upon the closing of the Transactions.

Management Services Agreement

In connection with the Transactions, we entered into a management services agreement with the Sponsors pursuant to which the Sponsors provide certain structuring, consulting and management advisory services to us. Under the Agreement, during the term the Sponsors receive an annual advisory fee of $3.0 million, that is payable quarterly and which increases by 3% per year. We incurred $3.4 million, $3.2 million and $3.1 million as advisory fees to the Sponsors for years ended January 3, 2009, December 29, 2007 and December 30, 2006, respectively. The management services agreement also provides that we will indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of the Sponsors pursuant to, and the performance by the Sponsors of the services contemplated by, the management services agreement.

Registration Rights Agreement

In connection with the Transactions, we entered into a registration rights agreement with the Investor Entities pursuant to which the Investor Entities are entitled to certain demand and piggyback rights with respect to the registration and sale of our common stock held by them.

Other

We from time to time transact business with affiliates of our Sponsors. We have retained Capstone Consulting from time to time to provide certain of our businesses with consulting services primarily to identify and advise on potential opportunities to improve operating efficiencies and other strategic efforts within the businesses. We paid approximately $0.5 million in 2008 with no payments made in 2007 and 2006 for the services provided by them. Although neither KKR nor any entity affiliated with KKR owns any of the equity of

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Capstone Consulting, KKR has provided financing to Capstone Consulting. In March 2005, an affiliate of Capstone Consulting invested $1.3 million in our parent’s Class A Common Stock and has been granted 13,527 options to purchase our parent’s Class A Common Stock, with an exercise price of $96.10401 per share under the 2004 Stock Option Plan (the exercise price was reduced in connection with the dividend paid by Holdings to its stockholders on April 4, 2006, to $39.07 per share). As of the end of 2007, these options were fully vested and exercisable.

We have from time to time used the services of Merrill Corporation for financial printing. During 2008, we paid Merrill less than $0.1 million for printing services. During 2007, we paid Merrill $0.1 million for services provided. DLJMBP has an ownership interest in Merrill. Additionally, Mr. John Castro, President and Chief Executive Officer of Merrill, is a former director of Holdings, and retains certain equity in the form of stock options under the 2003 Plan.

We are party to an agreement with CoreTrust Purchasing Group (“CoreTrust”), a group purchasing organization, pursuant to which we may purchase products and services from certain vendors through CoreTrust on the terms established between CoreTrust and each vendor. A KKR affiliate is party to an agreement with CoreTrust which permits certain KKR affiliates, including us, access to CoreTrust’s group purchasing program. CoreTrust receives payment of fees for administrative and other services provided by CoreTrust from certain vendors based on products and services purchased by us and other parties and CoreTrust shares a portion of such fees with the KKR affiliate.

Transactions with Other Co-Investors and Management

Syndicate Stockholders Agreement

In September 2003, Visant Holding, Visant, DLJMBP III and certain of its affiliated funds (collectively, the “DLJMB Funds”) and certain of the DLJMB Funds’ co-investors entered into a stock purchase and stockholders’ agreement, or the Syndicate Stockholders Agreement, pursuant to which the DLJMB Funds sold to the co-investors shares of: (1) our Class A Common Stock, (2) our Class B Non-Voting Common Stock (which have since been converted into shares of Class A Common Stock) and (3) Visant’s 8% Senior Redeemable Preferred Stock, which have since been repurchased.

The Syndicate Stockholders Agreement contains provisions which, among other things:

•	restrict the ability of the syndicate stockholders to make certain transfers;

•	grant the co-investors certain board observation and information rights;

•	provide for certain tag-along and drag-along rights;

•

grant preemptive rights to the co-investors to purchase a pro rata share of any new shares of common stock issued by Visant Holding, Visant or Jostens to any of the DLJMB Funds or their successors prior to an initial public offering; and

•	give the stockholders piggyback registration rights in the event of a public offering in which the DLJMB Funds sell shares.

Equity Incentive Plans and Management Stockholders Agreement

The 2003 Stock Incentive Plan (the “2003 Plan”) was approved by the Board of Directors and became effective as of October 30, 2003. The 2003 Plan permits us to grant key employees and certain other persons stock options and stock awards and provides for a total of 288,023 shares of common stock for issuance of options and awards to employees of the Company and a total of 10,000 shares of common stock for issuance of

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

options and awards to directors and other persons providing services to the Company. The maximum grant to any one person shall not exceed in the aggregate 70,400 shares. We do not currently intend to make any additional grants under the 2003 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments over the first five years following the date of grant and/or “performance options”, which vest and become exercisable over the first five years following the date of grant at varying levels based on the achievement of certain EBITDA targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets, subject to certain conditions. Upon the occurrence of a “change in control” (as defined in the 2003 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate depending on the timing of the change of control and return on the equity investment by DLJMBP III in the Company as provided under the 2003 Plan. A “change in control” under the 2003 Plan is defined as: (i) any person or other entity (other than any of Holdings’ subsidiaries), including any “person” as defined in Section 13(d)(3) of the Exchange Act, other than certain of the DLJMBP Funds or affiliated parties thereof becoming the beneficial owner, directly or indirectly, in a single transaction or a series of related transactions, by way of merger, consolidation or other business combination, securities of Holdings representing more than 51% of the total combined voting power of all classes of capital stock of Holdings (or its successor) normally entitled to vote for the election of directors of Holdings or (ii) the sale of all or substantially all of the property or assets of Holdings to any unaffiliated person or entity other than one of Holdings’ subsidiaries is consummated. The Transactions did not constitute a change of control under the 2003 Plan. Options issued under the 2003 Plan expire on the tenth anniversary of the grant date. The shares underlying the options are subject to certain transfer and other restrictions set forth in that certain Stockholders Agreement dated July 29, 2003, by and among the Company and certain holders of the capital stock of the Company. Participants under the 2003 Plan also agree to certain restrictive covenants with respect to confidential information of the Company and non-competition in connection with their receipt of options.

All outstanding options to purchase Holdings common stock continued following the closing of the Transactions. In connection with the Transactions, all outstanding options to purchase Von Hoffmann and Arcade common stock were cancelled and extinguished. Consideration paid in respect of the Von Hoffmann options was an amount equal to the difference between the per share merger consideration in the Transactions and the exercise price therefor. No consideration was paid in respect of the Arcade options.

In connection with the closing of the Transactions, we established the 2004 Stock Option Plan, which permits us to grant key employees and certain other persons of the Company and its subsidiaries various equity-based awards, including stock options and restricted stock. The plan, currently known as the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and Subsidiaries (the “2004 Plan”), provides for issuance of a total of 510,230 shares of Holdings Class A Common Stock. As of January 3, 2009, there were 73,735 shares available for grant under the 2004 Plan. Shares related to grants that are forfeited, terminated, cancelled or expire unexercised become available for new grants. Under his employment agreement, Mr. Marc L. Reisch, the Chairman of our Board of Directors and our Chief Executive Officer and President, received awards of stock options and restricted stock under the 2004 Plan. Additional members of management have also received grants under the 2004 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments through 2009, and/or “performance options”, which vest and become exercisable following the date of grant based upon the achievement of certain EBITDA and other performance targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets. Upon the occurrence of a “change in control” (as defined under the 2004 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate if certain

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

EBITDA or other performance measures have been satisfied. A “change in control” under the 2004 Plan is defined as: (i) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdings to an unaffiliated person; (ii) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdings being held by an unaffiliated person; (iii) a merger, consolidation, recapitalization or reorganization of Holdings with or into an unaffiliated person, in each case, if and only if any such event listed in (i) through (iii) above results in the inability of the Sponsors, or any member or members of the Sponsors, to designate or elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The option exercise period is determined at the time of grant of the option but may not extend beyond the end of the calendar year that is ten calendar years after the date of the option is granted.

All options, restricted shares and any common stock for which such equity awards are exercised or with respect to which restrictions lapse are governed by a management stockholder’s agreement and a sale participation agreement, which together generally provide for the following:

•	transfer restrictions until the fifth anniversary of purchase/ grant, subject to certain exceptions;

•	a right of first refusal by Holdings at any time after the fifth anniversary of purchase but prior to a registered public offering of the Class A Common Stock meeting certain specified criteria;

•

in the event of termination of employment for death or disability (as defined), if prior to the later of the fifth anniversary of the date of purchase/grant and a registered public offering, put rights by the stockholder with respect to Holdings stock and outstanding and exercisable options;

•

in the event of termination of employment other than for death or disability, if prior to the fifth anniversary of the date of purchase/grant, call rights by the Company with respect to Holdings stock and outstanding and exercisable options;

•	“piggyback” registration rights on behalf of the members of management;

•

“tag-along” rights in connection with transfers by Fusion Acquisition LLC (“Fusion”), an entity controlled by investment funds affiliated with KKR, on behalf of the members of management and “drag-along” rights for Fusion and DLJMBP III; and

•	a confidentiality provision and noncompetition and nonsolicitation provisions that apply for two years following termination of employment.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

20.	Condensed Consolidating Guarantor Information

As discussed in Note 11, Debt, Visant’s obligations under the senior secured credit facilities and the 7.625% senior subordinated notes are guaranteed by certain of its wholly-owned subsidiaries on a full, unconditional and joint and several basis. The following tables present condensed consolidating financial information for Visant, as issuer, and its guarantor and non-guarantor subsidiaries.

The following presentation has been revised to reflect the following changes from the presentation for prior periods for: (i) The impact of intercompany interest expense in Visant’s “Equity (earnings) loss in subsidiary, net of tax” line. We previously presented equity (earnings) loss in subsidiaries, net of tax for Visant (excluding its subsidiaries) without adjusting the amount in the “Visant” column for intercompany interest expense. In such previous presentation, the intercompany interest expense was adjusted in the “Eliminations” column. (ii) An allocation of certain costs to the Guarantors in the “Cost of products sold” line. We previously presented these certain costs in the “Cost of products sold” line for Visant for all periods presented with an adjustment for allocation to the Guarantors of such costs. (iii) The payment of dividends by Visant to its parent (which in turn are paid by Visant’s direct parent, Visant Secondary Holdings Corp., to Holdings) in order to allow Holdings to make semi-annual interest payments on its 8.75% senior notes. We previously presented the payment of these dividends in the “Stockholder’s equity” line in the “Guarantors” column. The accompanying condensed consolidating statements of operations and cash flows for the years ended December 29, 2007 and December 30, 2006 and condensed consolidating balance sheet as of December 29, 2007 have been revised to reflect this presentation. The “Non-Guarantors” columns have not been impacted by any of the foregoing. There was no impact on the consolidated financial statements for the periods presented.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

2008

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$1,319,127	$67,438	$(21,005)	$1,365,560
Cost of products sold	—	654,270	42,633	(21,102)	675,801

Gross profit	—	664,857	24,805	97	689,759
Selling and administrative expenses	156	445,764	17,643	—	463,563
Loss on sale of assets	—	958	—	—	958
Special charges	121	11,176	3,136	—	14,433

Operating (loss) income	(277)	206,959	4,026	97	210,805
Net interest expense	73,110	57,615	70	(61,685)	69,110

(Loss) income before income taxes	(73,387)	149,344	3,956	61,782	141,695
(Benefit from) provision for income taxes	(4,820)	58,029	1,400	38	54,647

(Loss) income from operations	(68,567)	91,315	2,556	61,744	87,048
Equity (earnings) loss in subsidiary, net of tax	(155,615)	(2,556)	—	158,171	—

Net income	$87,048	$93,871	$2,556	$(96,427)	$87,048

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

2007

In thousands			Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales			$—	$1,233,445	$63,151	$(26,386)	$1,270,210
Cost of products sold	(a	)	—	610,126	39,328	(26,408)	623,046

Gross profit			—	623,319	23,823	22	647,164
Selling and administrative expenses	(b	)	(723)	409,212	17,032	—	425,521
Loss on sale of assets			—	629	—	—	629
Special charges			237	2,685	—	—	2,922

Operating income			486	210,793	6,791	22	218,092
Net interest expense			85,006	81,282	7	(76,110)	90,185

(Loss) income before income taxes			(84,520)	129,511	6,784	76,132	127,907
(Benefit from) provision for income taxes			(3,106)	50,272	2,567	9	49,742

(Loss) income from continuing operations			(81,414)	79,239	4,217	76,123	78,165
Equity (earnings) loss in subsidiary, net of tax	(c	)	(172,051)	(4,194)	—	176,245	—
Income (loss) from discontinued operations, net			98,260	12,495	(23)	—	110,732

Net income	(d	)	$188,897	$95,928	$4,194	$(100,122)	$188,897

(a)–	Originally reported in the “Visant” column as $(10,897). Originally reported in the “Guarantors” column as $621,023.
(b)–	Originally reported in the “Visant” column as $10,174. Originally reported in the “Guarantors” column as $398,315.
(c)–	Originally reported in the “Visant” column as $(95,928). Originally reported in the “Eliminations” column as $100,122.
(d)–	Originally reported in the “Visant” column as $112,774. Originally reported in the “Eliminations” column as $(23,999).

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

2006

			Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales			$—	$1,163,949	$43,981	$(21,326)	$1,186,604
Cost of products sold	(a	)	—	587,772	21,003	(21,220)	587,555

Gross profit			—	576,177	22,978	(106)	599,049
Selling and administrative expenses	(b	)	(569)	379,223	15,712	—	394,366
Loss (gain) on sale of assets			68	(1,280)	—	—	(1,212)
Special charges			—	2,446	—	—	2,446

Operating income			501	195,788	7,266	(106)	203,449
Net interest expense			99,987	110,629	(116)	(105,078)	105,422

(Loss) income before income taxes			(99,486)	85,159	7,382	104,972	98,027
Provision for income taxes			362	29,557	1,336	(41)	31,214

(Loss) income from continuing operations			(99,848)	55,602	6,046	105,013	66,813
Equity (earnings) loss in subsidiary, net of tax	(c	)	(176,055)	(2,426)	—	178,481	—
Income (loss) from discontinued operations, net			167	13,014	(3,620)	—	9,561

Net income	(d	)	$76,374	$71,042	$2,426	$(73,468)	$76,374

(a)–	Originally reported in the “Visant” column as $(4,711). Originally reported in the “Guarantors” column as $592,483.
(b)–	Originally reported in the “Visant” column as $4,142. Originally reported in the “Guarantors” column as $374,512.
(c)–	Originally reported in the “Visant” column as $(71,042). Originally reported in the “Eliminations” column as $73,468.
(d)–	Originally reported in the “Visant” column as $(28,639). Originally reported in the “Eliminations” column as $31,545.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

2008

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents	$102,517	$6,499	$8,585	$—	$117,601
Accounts receivable, net	984	124,897	13,038	—	138,919
Inventories, net	—	102,921	1,375	(70)	104,226
Salespersons overdrafts, net	—	27,204	842	—	28,046
Prepaid expenses and other current assets	2,423	17,154	508	—	20,085
Intercompany receivable	5,946	43,144	—	(49,042)	48
Deferred income taxes	(491)	15,414	—	—	14,923

Total current assets	111,379	337,233	24,348	(49,112)	423,848
Property, plant and equipment, net	719	220,965	78	—	221,762
Goodwill	—	984,055	21,959	—	1,006,014
Intangibles, net	—	593,198	9,264	—	602,462
Deferred financing costs, net	15,605	—	—	—	15,605
Intercompany receivable	1,139,709	174,935	43,353	(1,357,997)	—
Other assets	1,990	13,132	79	—	15,201
Investment in subsidiaries	654,438	79,271	—	(733,709)	—
Prepaid pension costs	—	3,981	—	—	3,981

	$1,923,840	$2,406,770	$99,081	$(2,140,818)	$2,288,873

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$137,000	$—	$—	$—	$137,000
Accounts payable	2,934	48,342	3,257	(4)	54,529
Accrued employee compensation	7,827	33,617	2,052	—	43,496
Customer deposits	—	177,035	6,834	—	183,869
Commissions payable	—	22,159	711	—	22,870
Income taxes payable	8,455	(6,755)	1,361	(27)	3,034
Interest payable	10,096	16	—	—	10,112
Intercompany payable	9,886	38,500	4,008	(52,394)	—
Other accrued liabilities	1,443	31,890	1,714	—	35,047

Total current liabilities	177,641	344,804	19,937	(52,425)	489,957
Long-term debt, less current maturities	816,500	—	—	—	816,500
Intercompany payable	226,151	1,128,533	—	(1,354,684)	—
Deferred income taxes	(2,443)	200,588	(127)	—	198,018
Pension liabilities, net	74	57,388	—	—	57,462
Other noncurrent liabilities	18,616	21,019	—	—	39,635

Total liabilities	1,236,539	1,752,332	19,810	(1,407,109)	1,601,572
Stockholder’s equity	687,301	654,438	79,271	(733,709)	687,301

	$1,923,840	$2,406,770	$99,081	$(2,140,818)	$2,288,873

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

2007

In thousands			Visant	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents			$40,727	$10,815	$7,600	$—	$59,142
Accounts receivable, net			2,119	122,342	14,435	—	138,896
Inventories, net			—	101,879	2,212	(167)	103,924
Salespersons overdrafts, net			—	27,663	1,067	—	28,730
Prepaid expenses and other current assets			916	17,438	992	—	19,346
Intercompany receivable			16,703	61,558	256	(78,443)	74
Deferred income taxes			95	12,566	—	—	12,661

Total current assets			60,560	354,261	26,562	(78,610)	362,773
Property, plant, and equipment, net			1,009	179,965	137	—	181,111
Goodwill			—	913,379	22,190	—	935,569
Intangibles, net			—	505,729	9,614	—	515,343
Deferred financing costs, net			21,272	—	—	—	21,272
Intercompany receivable			691,331	86,542	—	(777,873)	—
Other assets			40	12,061	79	—	12,180
Investment in subsidiaries	(a	)	882,029	76,715	—	(958,744)	—
Assets in pension benefits			—	64,579	—	—	64,579

			$1,656,241	$2,193,231	$58,582	$(1,815,227)	$2,092,827

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings			$—	$—	$714	$—	$714
Accounts payable			2,847	37,518	6,382	(12)	46,735
Accrued employee compensation			6,819	28,312	2,114	—	37,245
Customer deposits			—	177,934	6,527	—	184,461
Commissions payable			—	22,221	1,247	—	23,468
Income taxes payable			1,711	(3,398)	2,887	(65)	1,135
Interest payable			9,742	37	2	—	9,781
Intercompany payable			1,155	78,444	—	(79,599)	—
Other accrued liabilities			2,853	23,810	3,443	—	30,106

Total current liabilities			25,127	364,878	23,316	(79,676)	333,645
Long-term debt, less current maturities			816,500	—	—	—	816,500
Intercompany payable (receivable)	(b	)	125,168	956,031	(41,175)	(1,040,024)	—
Deferred income taxes			(2,310)	208,785	(274)	—	206,201
Pension liabilities, net			67	24,944	—	—	25,011
Other noncurrent liabilities			9,967	19,781	—	—	29,748

Total liabilities			974,519	1,574,419	(18,133)	(1,119,700)	1,411,105
Stockholder’s equity	(c	)	681,722	618,812	76,715	(695,527)	681,722

			$1,656,241	$2,193,231	$58,582	$(1,815,227)	$2,092,827

(a)–	Originally reported in the “Visant” column as $600,186. Originally reported in the “Eliminations” column as $(676,901).
(b)–	Originally reported in the “Visant” column as $155,973. Originally reported in the “Guarantors” column as $974,657. Originally reported in the “Eliminations” column as $(1,089,455).
(c)–	Originally reported in the “Visant” column as $369,074. Originally reported in the “Guarantors” column as $600,186. Originally reported in the “Eliminations” column as $(364,253).

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

2008

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income	$87,048	$93,871	$2,556	$(96,427)	87,048
Other cash (used in) provided by operating activities	(44,254)	89,244	751	88,392	134,133

Net cash provided by operating activities	42,794	183,115	3,307	(8,035)	221,181
Purchases of property, plant and equipment	—	(52,333)	(19)	—	(52,352)
Additions to intangibles	—	(1,799)	—	—	(1,799)
Proceeds from sale of property and equipment	—	1,779	12	—	1,791
Acquisition of business, net of cash acquired	(222,949)	1,349	—	—	(221,600)
Other investing activities, net	1	(342)	—	—	(341)

Net cash used in investing activities	(222,948)	(51,346)	(7)	—	(274,301)
Book overdrafts	—	(941)	—	—	(941)
Net short-term borrowings	137,000	—	(714)	—	136,286
Intercompany payable (receivable)	128,168	(136,203)	—	8,035	—
Distribution to shareholder	(23,224)	—	—	—	(23,224)
Other financing activities, net	—	1,059	(1,059)	—	—

Net cash provided by (used in) financing activities	241,944	(136,085)	(1,773)	8,035	112,121
Effect of exchange rate changes on cash and cash equivalents	—	—	(542)	—	(542)

Increase (decrease) in cash and cash equivalents	61,790	(4,316)	985	—	58,459
Cash and cash equivalents, beginning of period	40,727	10,815	7,600	—	59,142

Cash and cash equivalents, end of period	$102,517	$6,499	$8,585	$—	$117,601

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

2007

In thousands			Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income	(a	)	$188,897	$95,928	$4,194	$(100,122)	$188,897
Other cash (used in) provided by operating activities	(b	)	(183,854)	88,619	(9,189)	98,017	(6,407)
Net cash used in discontinued operations			(1,205)	(3,942)	—	—	(5,147)

Net cash provided by (used in) operating activities			3,838	180,605	(4,995)	(2,105)	177,343
Purchases of property, plant, and equipment			(31)	(56,273)	(66)	—	(56,370)
Additions to intangibles			—	(2,224)	—	—	(2,224)
Proceeds from sale of property and equipment			—	1,936	—	—	1,936
Acquisition of business, net of cash acquired			(61,361)	3,033	—	—	(58,328)
Other investing activities, net			—	(461)	—	—	(461)
Net cash provided by (used in) discontinued operations			401,781	(5,691)	—	—	396,090

Net cash provided by (used in) investing activities			340,389	(59,680)	(66)	—	280,643
Net short-term borrowings			—	—	714	—	714
Principal payments on long-term debt			(400,000)	—	—	—	(400,000)
Intercompany payable (receivable)			113,414	(115,509)	—	2,095	—
Distribution to shareholder			(18,621)	—	—	—	(18,621)
Other financing activities, net			—	1,144	(1,144)	—	—

Net cash (used in) provided by financing activities			(305,207)	(114,365)	(430)	2,095	(417,907)
Effect of exchange rate changes on cash and cash equivalents			—	(20)	1,030	10	1,020

Increase (decrease) in cash and cash equivalents			39,020	6,540	(4,461)	—	41,099
Cash and cash equivalents, beginning of period			1,707	4,275	12,061	—	18,043

Cash and cash equivalents, end of period			$40,727	$10,815	$7,600	$—	$59,142

(a)–	Originally reported in the “Visant” column as $112,774. Originally reported in the “Eliminations” column as $(23,999).
(b)–	Originally reported in the “Visant” column as $(107,731). Originally reported in the “Eliminations” column as $21,894.

VISANT HOLDING CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

2006

			Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income	(a	)	$76,374	$71,042	$2,426	$(73,468)	$76,374
Other cash (used in) provided by operating activities	(b	)	(95,411)	74,222	18,003	73,922	70,736
Net cash provided by (used in) discontinued operations			1,232	52,932	(18,809)	—	35,355

Net cash (used in) provided by operating activities			(17,805)	198,196	1,620	454	182,465
Purchases of property, plant, and equipment			(1,028)	(50,846)	—	—	(51,874)
Proceeds from sale of property and equipment			3	10,523	—	—	10,526
Acquisition of business, net of cash acquired			(54,792)	(1,000)	—	—	(55,792)
Other investing activities, net			—	(413)	—	—	(413)
Net cash used in discontinued operations			—	(2,245)	47,231	—	44,986

Net cash (used in) provided by investing activities			(55,817)	(43,981)	47,231	—	(52,567)
Net short-term borrowings			—	414	(11,868)	—	(11,454)
Principal payments on long-term debt			(100,000)	—	—	—	(100,000)
Intercompany payable (receivable)			182,461	(182,007)	—	(454)	—
Distribution to shareholder			(20,161)	—	—	—	(20,161)
Other financing activities, net			—	33,107	(33,107)	—	—

Net cash provided by (used in) financing activities			62,300	(148,486)	(44,975)	(454)	(131,615)
Effect of exchange rate changes on cash and cash equivalents			—	—	(114)	—	(114)

(Decrease) increase in cash and cash equivalents			(11,322)	5,729	3,762	—	(1,831)
Cash and cash equivalents, beginning of period			13,029	(1,454)	8,299	—	19,874

Cash and cash equivalents, end of period			$1,707	$4,275	$12,061	$—	$18,043

(a)–	Originally reported in the “Visant” column as $(28,639). Originally reported in the “Eliminations” column as $31,545.
(b)–	Originally reported in the “Visant” column as $9,602. Originally reported in the “Eliminations” column as $(31,091).

VISANT HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended
In thousands	April 4, 2009	March 29, 2008
Net sales	$265,543	$247,040
Cost of products sold	127,779	128,118

Gross profit	137,764	118,922
Selling and administrative expenses	114,894	105,328
Gain on disposal of fixed assets	(49)	(20)
Special charges	1,489	1,451

Operating income	21,430	12,163
Interest expense, net	28,764	30,273

Loss before income taxes	(7,334)	(18,110)
Benefit from income taxes	(2,666)	(6,755)

Net loss	$(4,668)	$(11,355)

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands, except share amounts	April 4, 2009	January 3, 2009
ASSETS
Cash and cash equivalents	$167,091	$118,273
Accounts receivable, net	116,959	138,919
Inventories, net	137,170	104,226
Salespersons overdrafts, net of allowance of $8,324 and $8,144, respectively	29,450	28,046
Income tax receivable	7,751	4,710
Prepaid expenses and other current assets	21,588	20,085
Deferred income taxes	15,020	14,923

Total current assets	495,029	429,182

Property, plant and equipment	433,735	422,138
Less accumulated depreciation	(213,242)	(200,376)

Property, plant and equipment, net	220,493	221,762
Goodwill	1,005,385	1,006,014
Intangibles, net	588,140	602,462
Deferred financing costs, net	23,221	25,108
Other assets	15,282	15,201
Prepaid pension costs	3,981	3,981

Total assets	$2,351,531	$2,303,710

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Short-term borrowings	$137,000	$137,000
Accounts payable	53,233	54,529
Accrued employee compensation and related taxes	36,217	43,496
Commissions payable	33,945	22,870
Customer deposits	240,689	183,869
Interest payable	19,300	14,632
Other accrued liabilities	33,033	35,047

Total current liabilities	553,417	491,443

Long-term debt	1,413,700	1,413,700
Deferred income taxes	157,385	161,323
Pension liabilities, net	56,101	57,462
Other noncurrent liabilities	38,158	40,192

Total liabilities	2,218,761	2,164,120

Mezzanine equity	8,938	9,823
Common stock:
Class A $.01 par value; authorized 7,000,000 shares; issued and outstanding: 5,985,267 and 5,978,629 shares at April 4, 2009 and January 3, 2009
Class B $.01 par value; non-voting; authorized 2,724,759 shares; issued and outstanding: none at April 4, 2009 and January 3, 2009
Class C $.01 par value; authorized 1 share; issued and outstanding: 1 share at April 4, 2009 and January 3, 2009	60	60
Additional paid-in-capital	173,523	175,579
Accumulated deficit	(24,647)	(19,979)
Treasury stock	—	(336)
Accumulated other comprehensive loss	(25,104)	(25,557)

Total stockholders’ equity	123,832	129,767

Total liabilities, mezzanine equity and stockholders’ equity	$2,351,531	$2,303,710

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT HOLDING CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended
In thousands	April 4, 2009	March 29, 2008
Net loss	$(4,668)	$(11,355)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,696	10,206
Amortization of intangible assets	14,345	12,367
Amortization of debt discount, premium and deferred financing costs	1,884	7,608
Other amortization	153	157
Deferred income taxes	(4,551)	(4,693)
Gain on sale of assets	(49)	(20)
Stock-based compensation	196	122
Loss on asset impairments	(47)	—
Changes in assets and liabilities:
Accounts receivable	21,785	7,852
Inventories	(32,973)	(40,058)
Salespersons overdrafts	(1,423)	(493)
Prepaid expenses and other current assets	(1,649)	(2,978)
Accounts payable and accrued expenses	(5,182)	6,664
Customer deposits	56,919	49,457
Commissions payable	11,095	5,963
Income taxes receivable	167	(3,407)
Interest payable	4,668	17,038
Other	(7,274)	(2,896)

Net cash provided by operating activities	64,092	51,534

Purchases of property, plant and equipment	(14,918)	(13,685)
Proceeds from sale of property and equipment	87	47
Acquisition of businesses, net of cash acquired	—	(10)
Additions to intangibles	(33)	—

Net cash used in investing activities	(14,864)	(13,648)

Net short-term repayments	—	(714)
Repurchase of common stock and payments for stock-based awards	—	(744)

Net cash used in financing activities	—	(1,458)

Effect of exchange rate changes on cash and cash equivalents	(410)	441

Increase in cash and cash equivalents	48,818	36,869
Cash and cash equivalents, beginning of period	118,273	59,710

Cash and cash equivalents, end of period	$167,091	$96,579

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three months ended
In thousands	April 4, 2009	March 29, 2008
Net sales	$265,543	$247,040
Cost of products sold	127,779	128,118

Gross profit	137,764	118,922
Selling and administrative expenses	114,558	105,167
Gain on disposal of fixed assets	(49)	(20)
Special charges	1,489	1,451

Operating income	21,766	12,324
Interest expense, net	14,146	16,441

Income (loss) before income taxes	7,620	(4,117)
Provision for (benefit from) income taxes	3,496	(1,407)

Net income (loss)	$4,124	$(2,710)

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

In thousands, except share amounts	April 4, 2009	January 3, 2009
ASSETS
Cash and cash equivalents	$166,557	$117,601
Accounts receivable, net	116,959	138,919
Inventories, net	137,170	104,226
Salespersons overdrafts, net of allowance of $8,324 and $8,144, respectively	29,450	28,046
Prepaid expenses and other current assets	21,588	20,133
Deferred income taxes	15,020	14,923

Total current assets	486,744	423,848

Property, plant and equipment	433,735	422,138
Less accumulated depreciation	(213,242)	(200,376)

Property, plant and equipment, net	220,493	221,762
Goodwill	1,005,385	1,006,014
Intangibles, net	588,140	602,462
Deferred financing costs, net	14,202	15,605
Other assets	15,282	15,201
Prepaid pension costs	3,981	3,981

Total assets	$2,334,227	$2,288,873

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$137,000	$137,000
Accounts payable	53,233	54,529
Accrued employee compensation and related taxes	36,217	43,496
Commissions payable	33,945	22,870
Customer deposits	240,689	183,869
Income taxes payable	5,706	3,034
Interest payable	646	10,112
Other accrued liabilities	30,232	35,047

Total current liabilities	537,668	489,957

Long-term debt	816,500	816,500
Deferred income taxes	194,536	198,018
Pension liabilities, net	56,101	57,462
Other noncurrent liabilities	37,544	39,635

Total liabilities	1,642,349	1,601,572

Preferred stock $.01 par value; authorized 300,000 shares; none issued and outstanding at April 4, 2009 and January 3, 2009	—	—
Common stock $.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding at April 4, 2009 and January 3, 2009	—	—
Additional paid-in-capital	606,749	606,749
Accumulated earnings	110,233	106,109
Accumulated other comprehensive loss	(25,104)	(25,557)

Total stockholder’s equity	691,878	687,301

Total liabilities and stockholder’s equity	$2,334,227	$2,288,873

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended
In thousands	April 4, 2009	March 29, 2008
Net income (loss)	$4,124	$(2,710)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,696	10,206
Amortization of intangible assets	14,345	12,367
Amortization of debt discount, premium and deferred financing costs	1,400	1,411
Other amortization	153	157
Deferred income taxes	(4,124)	(2,577)
Gain on sale of assets	(49)	(20)
Loss on asset impairments	(47)	—
Changes in assets and liabilities:
Accounts receivable	21,785	7,852
Inventories	(32,973)	(40,058)
Salespersons overdrafts	(1,423)	(493)
Prepaid expenses and other current assets	(1,649)	(2,978)
Accounts payable and accrued expenses	(5,182)	6,637
Customer deposits	56,919	49,457
Commissions payable	11,095	5,963
Income taxes payable	5,901	(174)
Interest payable	(9,466)	9,402
Other	(7,275)	(2,822)

Net cash provided by operating activities	64,230	51,620

Purchases of property, plant and equipment	(14,918)	(13,685)
Proceeds from sale of property and equipment	87	47
Acquisition of business, net of cash acquired	—	(10)
Additions to intangibles	(33)	—

Net cash used in investing activities	(14,864)	(13,648)

Net short-term repayments	—	(714)
Distribution to stockholder	—	(744)

Net cash used in financing activities	—	(1,458)

Effect of exchange rate changes on cash and cash equivalents	(410)	441

Increase in cash and cash equivalents	48,956	36,955
Cash and cash equivalents, beginning of period	117,601	59,142

Cash and cash equivalents, end of period	$166,557	$96,097

The accompanying notes are an integral part of the condensed consolidated financial statements.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Overview and Basis of Presentation

Overview

The Company is a marketing and publishing services enterprise servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments. The Company sells products and services to end customers through several different sales channels including independent sales representatives and dedicated sales forces. Our sales and results of operations are impacted by a number of factors, including general economic conditions, seasonality, cost of raw materials, school population trends, product quality, service and price.

Basis of Presentation

The unaudited condensed consolidated financial statements included herein are those of:

•	Visant Holding Corp. and its wholly-owned subsidiaries (“Holdings”) which include Visant Corporation (“Visant”); and

•	Visant and its wholly-owned subsidiaries.

There are no significant differences between the results of operations and financial condition of Visant Corporation and those of Visant Holding Corp., other than stock compensation expense, interest expense and the related income tax effect of certain indebtedness of Holdings including $247.2 million of Holdings’ 10.25% senior discount notes due 2013, and $350.0 million of Holdings’ 8.75% senior notes due 2013.

All intercompany balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements of Holdings and Visant, and their respective subsidiaries, are presented pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) in accordance with disclosure requirements for the quarterly report on Form 10-Q. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and footnotes included in Holdings’ and Visant’s Annual Report on Form 10-K for the fiscal year ended January 3, 2009.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Significant Accounting Policies

Revenue Recognition

The SEC’s Staff Accounting Bulletin (“SAB”) SAB No. 104, Revenue Recognition (“SAB No. 104”), provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In accordance with SAB No. 104, the Company recognizes revenue when the earnings process is complete, evidenced by an agreement between the Company and the customer, delivery and acceptance has occurred, collectibility is probable and pricing is fixed or determinable. Revenue is recognized

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

when (1) products are shipped (if shipped FOB shipping point), (2) products are delivered (if shipped FOB destination) or (3) as services are performed as determined by contractual agreement, but in all cases only when risk of loss has transferred to the customer and the Company has no further performance obligations.

Cost of Products Sold

Cost of products sold primarily includes the cost of paper and other materials, direct and indirect labor and related benefit costs, depreciation of production assets and shipping and handling costs.

Shipping and Handling

Net sales include amounts billed to customers for shipping and handling costs. Costs incurred for shipping and handling are recorded in cost of products sold.

Selling and Administrative Expenses

Selling and administrative expenses are expensed as incurred. These costs primarily include salaries and related benefits of sales and administrative personnel, sales commissions, amortization of intangibles and professional fees such as audit and consulting fees.

Advertising

The Company expenses advertising costs as incurred. Selling and administrative expenses included advertising expense of $1.4 million and $1.9 million for the quarters ended April 4, 2009 and March 29, 2008, respectively.

Warranty Costs

Provisions for warranty costs related to Jostens’ scholastic products, particularly class rings due to their lifetime warranty, are recorded based on historical information and current trends in manufacturing costs. The provision related to the lifetime warranty is based on the number of rings manufactured in the prior school year. The total net warranty costs on rings were $1.4 million and $1.3 million for each of the quarters ended April 4, 2009 and March 29, 2008, respectively. Warranty repair costs for rings manufactured in the current school year are expensed as incurred. Accrued warranty costs included in the condensed consolidated balance sheets were approximately $0.6 million as of April 4, 2009 and January 3, 2009.

Stock-based Compensation

The Company recognizes compensation expense related to all equity awards granted, including awards modified, repurchased or cancelled based on the fair values of the awards at the grant date. The Company recognized total compensation expense related to stock options of $0.2 million and $0.1 million for the three-month periods ended April 4, 2009 and March 29, 2008, respectively, which is included in selling and administrative expenses. Refer to Note 15, Stock-based Compensation, for further details.

Mezzanine Equity

Certain management stockholder agreements contain a purchase feature pursuant to which, in the event the holder’s employment terminates as a result of the death or permanent disability (as defined in the agreement) of

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

the holder, the holder (or his/her estate, in the case of death) has the option to require Holdings to purchase the common shares or vested options from the holder (estate) and settle the amounts in cash. In accordance with SAB No. 107, Share-Based Payment, such equity instruments are considered temporary equity and have been classified as mezzanine equity in the balance sheet as of April 4, 2009 and January 3, 2009, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined. The FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, FSP No. FAS 157-2 and FSP No. FAS 157-3. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions, while FSP No. FAS 157-2 delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis until periods beginning after November 15, 2008. FSP No. FAS 157-3 clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. The Company adopted SFAS No. 157 as of the beginning of fiscal year 2008, with the exception of the application of SFAS No. 157 to non-recurring non-financial assets and non-financial liabilities. The Company adopted SFAS No. 157 for non-financial assets and non-financial liabilities as of the beginning of fiscal year 2009. The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis. The Company’s adoption of SFAS No. 157 for non-financial assets and non-financial liabilities did not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard will, among other things: impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration); exclude transaction costs from acquisition accounting; and change accounting practices for acquired contingencies, acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS No. 141(R) is effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances for the first annual reporting period beginning after December 15, 2008. The Company adopted SFAS No. 141(R) as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 141(R) did not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”), an amendment of Accounting Research Bulletin No. 51, which establishes new standards governing the accounting for and reporting on noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of SFAS No. 160 indicate, among other things: that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability; that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than a step acquisition or dilution gains or losses; and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. SFAS No. 160 also requires changes to certain presentation and disclosure requirements. SFAS

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

No. 160 is effective for the Company’s 2009 fiscal year. The Company adopted this standard as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 160 did not have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), an amendment of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133 as well as related hedged items, bifurcated derivatives and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this standard as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 161 did not have a material impact on its financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under FSP No. FAS 142-3, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. This FSP will require certain additional disclosures for the Company’s 2009 fiscal year and the application to useful life estimates prospectively for intangible assets acquired after December 15, 2008. The Company adopted FSP No. FAS 142-3 as of the beginning of fiscal year 2009. The Company’s adoption of FSP No. FAS 142-3 did not have a material impact on its financial statements.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. FSP No. FAS 132(R)-1 amends SFAS No. 132(R), Employers’ Disclosures about Pension and Other Postretirement Benefits, and provides guidance on an employer’s disclosure about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the adoption of FSP No. FAS 132(R)-1 but does not expect there to be a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The Company does not expect FSP FAS 115-2 and FAS 124-2 to have a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1, APB 28-1, Interim Disclosures About Fair Value of Financial Instruments. FSP No. FAS 107-1, APB 28-1 requires fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. FSP No. FAS 107-1, APB 28-1 is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact of the adoption of FSP No. FAS 107-1, APB 28-1 but does not expect there to be a material impact, if any, on its financial statements.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. FAS 157-4 provides additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. FSP No. FAS 157-4 is effective for interim and annual periods ending after June 15, 2009. The Company does not expect FSP No. FAS 157-4 to have a material impact, if any, on its financial statements.

In April 2009, the FASB issued FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies, to require that assets and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably determined. If the fair value of such assets or liabilities cannot be reasonably determined, then they would generally be recognized in accordance with SFAS No. 5, Accounting for Contingencies, and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss- an interpretation of FASB Statement No. 5. This FSP also amends the subsequent accounting for assets and liabilities arising from contingencies in a business combination and certain other disclosure requirements. This FSP is effective for assets and liabilities arising from contingencies in business combinations that are consummated on or after December 15, 2008. The Company is currently evaluating the impact of the adoption of FSP No. FAS 141(R)-1 but does not expect there to be a material impact, if any, on its financial statements.

3.	The Transactions

On October 4, 2004, an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and affiliates of DLJ Merchant Banking Partners III, L.P. (“DLJMBP III”) completed transactions which created a marketing and publishing services enterprise, servicing the school affinity, direct marketing, fragrance and cosmetics sampling, and educational and trade publishing segments (the “Transactions”) through the consolidation of Jostens, Inc. (“Jostens”), Von Hoffmann Holdings, Inc. and its subsidiaries (“Von Hoffmann”) and AKI, Inc. and its subsidiaries (“Arcade”).

Prior to the Transactions, Von Hoffmann and Arcade were each controlled by affiliates of DLJ Merchant Banking Partners II, L.P. (“DLJMBP II”), and DLJMBP III owned approximately 82.5% of Holdings’ outstanding equity, with the remainder held by other co-investors and certain members of management. Upon consummation of the Transactions, an affiliate of KKR invested $256.1 million and was issued equity interests representing approximately 49.6% of the voting interest and 45.0% of the economic interest of Holdings, and affiliates of DLJMBP III held equity interests representing approximately 41.0% of the voting interest and 45.0% of the economic interest of Holdings, with the remainder held by other co-investors and certain members of management. As of April 4, 2009, affiliates of KKR and DLJMBP III (the “Sponsors”) held approximately 49.0% and 40.9%, respectively, of the voting interest of Holdings, while each held approximately 44.5% of the economic interest of Holdings. As of April 4, 2009, the other co-investors held approximately 8.3% of the voting interest and 9.1% of the economic interest of Holdings, and members of management held approximately 1.8% of the voting interest and approximately 1.9% of the economic interest of Holdings.

4.	Restructuring Activity and Other Special Charges

Special charges for the first quarter ended April 4, 2009 included $0.2 million of restructuring charges associated with the closure of the Pennsauken, New Jersey facilities and $0.3 million of severance and related benefit costs for headcount reductions of 21 employees in the Marketing and Publishing Services segment. Also included were $0.7 million and $0.3 million of restructuring charges related to cost reduction initiatives taken in our Scholastic and Memory Book operations, respectively. The associated employee headcount reductions were 14 and 12, respectively.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

During the three months ended March 29, 2008, the Company recorded $0.6 million of restructuring charges related to the closure of Jostens’ Attleboro, Massachusetts facility in the Scholastic segment. Additionally, the Scholastic segment recorded charges of $0.5 million of severance and related benefits associated with the headcount reduction of 23 employees. The Marketing and Publishing Services segment recorded charges of $0.3 million related to severance costs that reduced headcount by one employee.

Restructuring accruals of $1.5 million and $2.4 million as of April 4, 2009 and January 3, 2009, respectively, are included in other accrued liabilities in the condensed consolidated balance sheets. The accruals include amounts provided for severance related to headcount reductions in the Scholastic, Memory Book and Marketing and Publishing Services segments.

On a cumulative basis through April 4, 2009, the Company incurred $28.6 million of employee severance and related benefit costs related to initiatives during the period from 2004 to April 4, 2009, which affected an aggregate of 879 employees. As of April 4, 2009, the Company had paid $27.1 million in cash related to these initiatives.

Changes in the restructuring accruals during the first fiscal quarter of 2009 were as follows:

In thousands	2009 Initiatives	2008 Initiatives	2007 Initiatives	Total
Balance at January 3, 2009	$—	$2,395	$33	$2,428
Restructuring charges	1,285	245	—	1,530
Severance paid	(476)	(1,966)	(7)	(2,449)

Balance at April 4, 2009	$809	$674	$26	$1,509

The Company expects the majority of the remaining severance related to the 2009, 2008 and 2007 initiatives to be paid by the end of 2009.

5.	Acquisitions

On April 1, 2008, the Company announced the completion of the acquisition of Phoenix Color Corp. (“Phoenix Color”), a book component manufacturer, including cash on hand of $1.3 million and restrictive covenants with certain key Phoenix Color stockholders, for approximately $222.9 million in cash. The acquisition was accomplished through a merger of a wholly owned subsidiary of Visant and Phoenix Color, with Phoenix Color as the surviving entity. All outstanding indebtedness of Phoenix Color was repaid by Phoenix Color in connection with the closing of the merger. The results of the Phoenix Color operations are reported as part of the Marketing and Publishing Services segment from the acquisition date, and as such, all of its goodwill is allocated to that segment. None of the goodwill or intangible assets will be amortizable for tax purposes.

The acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. The cost of the acquisition was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their relative fair values as of the date of the acquisition.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The allocation of the purchase price for the Phoenix Color acquisition was as follows:

In thousands	April 4, 2009
Current assets	$38,366
Property, plant and equipment	29,132
Intangible assets	138,267
Goodwill	69,184
Long-term assets	855
Current liabilities	(10,939)
Long-term liabilities	(41,951)

$222,914

In connection with the purchase accounting related to the acquisition of Phoenix Color, the intangible assets and goodwill approximated $207.5 million which consisted of:

In thousands	April 4, 2009
Customer relationships	$104,000
Trademarks	18,000
Restrictive covenants	16,267
Goodwill	69,184

$207,451

Customer relationships are being amortized over a fifteen-year period. The restrictive covenants are being amortized over the average life of the respective agreements, of which the average term is three years.

This acquisition is not considered material to the Company’s results of operations, financial position or cash flows.

6.	Comprehensive (Loss) Income

The following amounts were included in determining comprehensive loss for Holdings as of the dates indicated:

	Three months ended
In thousands	April 4, 2009	March 29, 2008
Net loss	$(4,668)	$(11,355)
Change in cumulative translation adjustment	604	862
Pension and other postretirement benefit plans, net of tax	(151)	—

Comprehensive loss	$(4,215)	$(10,493)

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The following amounts were included in determining comprehensive income (loss) for Visant as of the dates indicated:

	Three months ended
In thousands	April 4, 2009	March 29, 2008
Net income (loss)	$4,124	$(2,710)
Change in cumulative translation adjustment	604	862
Pension and other postretirement benefit plans, net of tax	(151)	—

Comprehensive income (loss)	$4,577	$(1,848)

7.	Accounts Receivable and Inventories

Net accounts receivable were comprised of the following:

In thousands	April 4, 2009	January 3, 2009
Trade receivables	$132,298	$151,250
Allowance for doubtful accounts	(4,482)	(4,308)
Allowance for sales returns	(10,857)	(8,023)

Accounts receivable, net	$116,959	$138,919

Net inventories were comprised of the following:

In thousands	April 4, 2009	January 3, 2009
Raw materials and supplies	$41,167	$43,491
Work-in-process	55,989	33,990
Finished goods	40,014	26,745

Inventories	$137,170	$104,226

Precious Metals Consignment Arrangement

The Company has a precious metals consignment arrangement with a major financial institution whereby it currently has the ability to obtain up to the lesser of a certain specified quantity of precious metals and $32.5 million in dollar value in consigned inventory. As required by the terms of this agreement, the Company does not take title to consigned inventory until payment. Accordingly, the Company does not include the value of consigned inventory or the corresponding liability in its financial statements. The value of consigned inventory at April 4, 2009 and January 3, 2009 was $17.2 million and $22.2 million, respectively. The agreement does not have a stated term, and it can be terminated by either party upon 60 days written notice. Additionally, the Company expensed consignment fees related to this facility of $0.1 million and $0.2 million for each of the three-month periods ended April 4, 2009 and March 29, 2008, respectively. The obligations under the consignment agreement are guaranteed by Visant.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

8.	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The Company adopted SFAS No. 157 as of the beginning of fiscal year 2008, with the exception of the application of SFAS No. 157 to non-recurring non-financial assets and non-financial liabilities. The Company does not have financial assets or financial liabilities that are currently measured and reported on the balance sheet on a fair value basis.

The Company adopted SFAS 157 for non-financial assets and non-financial liabilities that are recognized or disclosed on a non-recurring basis as of the beginning of fiscal year 2009. The Company’s adoption of SFAS No. 157 for non-financial assets and non-financial liabilities did not have a material impact on its financial statements.

9.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill is as follows:

In thousands	April 4, 2009
Balance at beginning of period	$1,006,014
Goodwill additions during the period	—
Reduction in goodwill	(605)
Currency translation	(24)

Balance at end of period	$1,005,385

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Reduction in goodwill during the three months ended April 4, 2009 related to the finalization of the Phoenix Color purchase price allocation.

Goodwill has been allocated to our reporting segments as follows:

In thousands	April 4, 2009	January 3, 2009
Scholastic	$305,806	$305,806
Memory Book	391,383	391,407
Marketing and Publishing Services	308,196	308,801

	$1,005,385	$1,006,014

Information regarding other intangible assets is as follows:

		April 4, 2009			January 3, 2009
In thousands	Estimated useful life	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
School relationships	10 years	$330,000	$(187,759)	$142,241	$330,000	$(179,540)	$150,460
Internally developed software	2 to 5 years	10,700	(10,700)	—	10,700	(10,700)	—
Patented/unpatented technology	3 years	20,061	(16,922)	3,139	20,029	(16,721)	3,308
Customer relationships	4 to 40 years	161,313	(25,208)	136,105	161,313	(22,415)	138,898
Restrictive covenants	3 to 10 years	80,067	(41,892)	38,175	91,241	(49,925)	41,316

		602,141	(282,481)	319,660	613,283	(279,301)	333,982
Trademarks	Indefinite	268,480	—	268,480	268,480	—	268,480

		$870,621	$(282,481)	$588,140	$881,763	$(279,301)	$602,462

Amortization expense related to other intangible assets was $14.3 million and $12.4 million for the three months ended April 4, 2009 and March 29, 2008, respectively. During the first fiscal quarter of 2009, approximately $11.1 million of fully amortized restrictive covenants were written off.

Based on intangible assets in service as of April 4, 2009, estimated amortization expense for the remainder of 2009 and each of the five succeeding fiscal years is $47.8 million, $58.0 million, $56.0 million, $52.3 million, $12.8 million and $11.5 million, respectively.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

10.	Debt

Debt consists of the following:

In thousands	April 4, 2009	January 3, 2009
Holdings:
Senior discount notes, 10.25% fixed rate, net of discount with semi-annual interest payments of $12.7 million, principal due and payable at maturity - December 2013	$247,200	$247,200
Senior notes, 8.75% fixed rate, with semi-annual interest payments of $15.3 million, principal due and payable at maturity - December 2013	350,000	350,000
Visant:
Borrowings under senior secured credit facility:
Term Loan C, variable rate, 2.50% at April 4, 2009 and 2.45% at January 3, 2009, with semi-annual interest payments, principal due and payable at maturity - October 1, 2011	316,500	316,500
Senior subordinated notes, 7.625% fixed rate, with semi-annual interest payments of $19.1 million, principal due and payable at maturity - October 2012	500,000	500,000

	1,413,700	1,413,700
Borrowings under our revolving credit facilities	137,000	137,000

	$1,550,700	$1,550,700

In connection with the Transactions, Visant entered into senior secured credit facilities, providing for senior secured credit facilities in an aggregate amount of $1,270 million, consisting of $150.0 million of a Term Loan A facility, an $870.0 million Term Loan B facility and $250 million of revolving credit facilities, and issued $500 million aggregate principal amount of 7.625% senior subordinated notes. Also in connection with the Transactions, Jostens, Von Hoffmann and Arcade repaid their existing indebtedness having an aggregate face value of $1,392.6 million, including the redemption value of certain remaining redeemable preferred stock.

Visant’s obligations under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary Holdings Corp., a direct wholly-owned subsidiary of Holdings and the parent of Visant, and by Visant’s material current and future domestic subsidiaries. The obligations of Visant’s principal Canadian operating subsidiary under the senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by Visant Secondary Holdings Corp., by Visant, by Visant’s material current and future domestic subsidiaries, and by Visant’s other current and future Canadian subsidiaries. Visant’s obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of Visant’s assets and substantially all of the assets of Visant Secondary Holdings Corp. and Visant’s material current and future domestic subsidiaries, including but not limited to:

•

all of Visant’s capital stock and the capital stock of each of Visant’s existing and future direct and indirect subsidiaries, except that with respect to foreign subsidiaries such lien and pledge is limited to 65% of the capital stock of “first-tier” foreign subsidiaries; and

•	substantially all of Visant’s material existing and future domestic subsidiaries’ tangible and intangible assets.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The obligations of Jostens Canada Ltd. under the senior secured credit facilities, and the guarantees of those obligations, are secured by the collateral referred to in the prior paragraph and substantially all of the tangible and intangible assets of Jostens Canada Ltd. and each of Visant’s other current and future Canadian subsidiaries.

Amounts borrowed under the term loan facilities that are repaid or prepaid may not be reborrowed. Visant’s senior secured facilities allow Visant, subject to certain conditions, to incur additional term loans under the Term Loan C facility, or under a new term facility, in either case in an aggregate principal amount of up to $300.0 million. Additionally, restrictions under the Visant senior subordinated note indenture may limit Visant’s ability to borrow the full amount of additional term loan borrowings under such a facility. Any additional term loans will have the same security and guarantees as the Term Loan A and Term Loan C facilities.

The senior secured credit facilities require Visant to meet a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation. In addition, the senior secured credit facilities contain certain restrictive covenants which will, among other things, limit Visant’s and its subsidiaries’ ability to incur additional indebtedness, pay dividends, prepay subordinated debt, make investments, merge or consolidate, change the business, amend the terms of Visant’s subordinated debt and engage in certain other activities customarily restricted in such agreements. It also contains certain customary events of default, subject to grace periods, as appropriate.

The dividend restrictions under the Visant senior secured credit facilities apply only to Visant and Visant Secondary Holdings Corp. and essentially prohibit all dividends other than (1) for dividends paid on or after April 30, 2009 and used by Holdings to make regularly-scheduled cash interest payments on its senior discount notes, subject to compliance with the interest coverage covenant after giving effect to such dividends, (2) for other dividends so long as the amount thereof does not exceed $50 million plus an additional amount based on Visant’s net income and the amount of any capital contributions received by Visant after October 4, 2004 and (3) pursuant to other customary exceptions, including redemptions of stock made with other, substantially similar stock or with proceeds of concurrent issuances of substantially similar stock.

The indentures governing Visant’s senior subordinated notes and Holdings’ senior discount notes and senior notes also contain numerous covenants including, among other things, restrictions on the ability to: incur or guarantee additional indebtedness or issue disqualified or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; sell assets or consolidate or merge with or into other companies; create limitations on the ability of restricted subsidiaries to make dividends or distributions to its parent company; engage in transactions with affiliates; and create liens.

Visant’s senior subordinated notes are guaranteed, jointly and severally, on a senior subordinated unsecured basis, by each of Visant’s material current and future domestic subsidiaries. The indenture governing Visant’s senior subordinated notes restricts Visant and its restricted subsidiaries from paying dividends or making any other distributions on account of Visant’s or any restricted subsidiary’s equity interests (including any dividend or distribution payable in connection with any merger or consolidation) other than (1) dividends or distributions by Visant payable in equity interests of Visant or in options, warrants or other rights to purchase equity interests or (2) dividends or distributions by a restricted subsidiary, subject to certain exceptions.

The indentures governing Holdings’ senior discount notes and senior notes restrict Holdings and its restricted subsidiaries from declaring or paying dividends or making any other distribution (including any payment by Holdings or any restricted subsidiary of Holdings in connection with any merger or consolidation involving Holdings or any of its restricted subsidiaries) on account of Holdings’ or any of its restricted

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

subsidiaries’ equity interests (other than dividends or distributions payable in certain equity interests and dividends payable to Holdings or any restricted subsidiary of Holdings), subject to certain exceptions.

Visant’s senior secured credit facilities and the Visant and Holdings notes contain certain cross-default and cross-acceleration provisions whereby a default under or acceleration of other debt obligations would cause a default under or acceleration of the senior secured credit facilities and the notes.

A failure to comply with the covenants under the senior secured credit facilities, subject to certain grace periods, would constitute a default under the senior secured credit facilities, which could result in an acceleration of the loans and other obligations owing thereunder. As of April 4, 2009, the Company was in compliance with all covenants under its material debt obligations.

As of April 4, 2009, there was $137.0 million outstanding in the form of short term borrowings under the domestic revolving line of credit under the senior secured credit facilities. Also outstanding as of April 4, 2009 was approximately $14.0 million in the form of letters of credit, leaving $99.0 million available under the revolving credit facilities at such date.

11.	Derivative Financial Instruments and Hedging Activities

The Company may enter into or purchase derivative financial instruments principally to manage interest rate, foreign currency exchange and commodities exposures. Forward foreign currency exchange contracts may be used to hedge the impact of currency fluctuations primarily on inventory purchases denominated in Euros. As of April 4, 2009 and January 3, 2009, there were no contracts related to these activities outstanding.

12.	Commitments and Contingencies

Forward Purchase Contracts

The Company is subject to market risk associated with changes in the price of precious metals. To mitigate the commodity price risk, the Company may from time to time enter into forward contracts to purchase gold, platinum and silver based upon the estimated ounces needed to satisfy projected customer demand. As of April 4, 2009, the Company had purchase commitments totaling $6.8 million with delivery dates occurring through 2009. The forward purchase contracts are considered normal purchases and therefore are not subject to the requirements of SFAS No. 133.

Environmental

Our operations are subject to a wide variety of federal, state, local and foreign laws and regulations governing emissions to air, discharges to waters, the generation, handling, storage, transportation, treatment and disposal of hazardous substances and other materials, and employee health and safety matters, and from time to time the Company may be involved in remedial and compliance efforts.

Legal Proceedings

In communications with U.S. Customs and Border Protection (“Customs”), we learned of an alleged inaccuracy of the tariff classification for certain of Jostens’ imports from Mexico. Jostens promptly filed with Customs a voluntary disclosure to limit its monetary exposure. The effect of these tariff classification errors is that back duties and fees (or “loss of revenue”) may be owed on certain imports. Additionally, Customs may

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

impose interest on the loss of revenue, if any is determined. A review of Jostens’ import practices revealed that, during the relevant period, the subject merchandise qualified for duty-free tariff treatment under the North American Free Trade Agreement (“NAFTA”), in which case there should be no loss of revenue or interest payment owed to Customs. However, Customs’ allegations indicate that Jostens committed a technical oversight in the classification used by Jostens in claiming the preferential tariff treatment. Through its prior disclosure to Customs, Jostens addressed this technical oversight and asserted that the merchandise did in fact qualify for duty-free tariff treatment under NAFTA and that there is no associated loss of revenue. In a series of communications received from Customs during the period of December 2006 through May 2007, Jostens learned that Customs was disputing the validity of Jostens’ prior disclosure and asserting a loss of revenue in the amount of $2.9 million for duties owed on entries made in 2002 and 2003. In a separate penalty notice, Customs calculated a monetary penalty in the amount of approximately $5.8 million (two times the alleged loss of revenue). Jostens has filed various petitions with Customs disputing Customs’ claims and advancing arguments to support that no loss of revenue or penalty should be issued against us, or in the alternative, that any penalty based on a purely technical violation should be reduced to a nominal fixed amount reflective of the nature of the violation. In response to Jostens’ petitions, Customs has withdrawn its penalty notice but restated its loss of revenue demand in order to close out Jostens’ prior disclosure. In response to this demand, Jostens filed a supplement to its prior disclosure presenting arguments for Customs’ consideration supporting that the subject imports at the time of entry were entitled to duty-free status and has extended an offer in compromise for Customs’ consideration to resolve the matter. In order to obtain the benefits of the orderly continuation and conclusion of administrative proceedings, Jostens has agreed to waivers of the statute of limitations with respect to the entries made in 2002 and 2003 that otherwise would have expired, to June 20, 2010. Jostens intends to continue to vigorously defend its position and has recorded no accrual for any additional potential liability pending further communication with Customs. It is not clear what Customs’ final position will be with respect to the alleged tariff classification errors or that Jostens will not be foreclosed from receiving duty free treatment for the subject imports. Jostens may not be successful in its defense, and the disposition of this matter may have a material effect on our business, financial condition and results of operations.

We are also a party to other litigation arising in the normal course of business. We regularly analyze current information and, as necessary, provide accruals for probable liabilities on the eventual disposition of these matters. We do not believe the effect on our business, financial condition and results of operations, if any, for the disposition of these matters will be material.

13.	Income Taxes

The Company has recorded an income tax benefit for the three months ended April 4, 2009 based on its best estimate of the consolidated effective tax rate applicable for the entire year. The estimated full-year consolidated effective tax rates for 2009 are 38.5% and 38.2% for Holdings and Visant, respectively, before consideration of the effects of $0.1 million of net tax and interest expense accruals for unrecognized tax benefits and $0.1 million of other net income tax adjustments considered a current period tax expense. The other net income tax adjustments considered a current period tax expense consisted of $0.5 million of tax expense for Visant and $0.4 million of tax benefit for Holdings on a separate company basis resulting in consolidated income tax expense of $0.1 million. This current period tax adjustment was recorded to reflect tax rates at which the Company expects deferred tax assets and liabilities to be realized or settled in the future as a result of changes in certain state income tax filing regulations. The combined effect of the annual estimated consolidated tax rates and the net current period tax adjustments resulted in effective tax rates of 36.4% and 45.9% for Holdings and Visant, respectively, for the three-month period ended April 4, 2009.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For the comparable three-month period ended March 29, 2008, the effective rates of income tax benefit for Holdings and Visant were 37.3% and 34.2%, respectively. These rates were lower than the estimated effective tax rate for the full year because the rate of tax benefit was reduced by the effect of tax adjustments considered a current period tax expense. For the quarter ended April 4, 2009, the effective tax rate for Visant was greater than the estimated effective tax rate for the full year because Visant reported a comparatively small earnings amount for the first quarter. Accordingly, the effect of $0.6 million of current period tax expense had a significantly unfavorable effect resulting in a 45.9% tax rate. The Company does not expect the unfavorable tax rates reported for the quarter ended April 4, 2009 to continue in future quarters because the relative significance of the unfavorable effect of current period tax expense adjustments will decrease as earnings increase over amounts reported for the quarter ended April 4, 2009.

As described in Note 5, Acquisitions, the Company, through a merger, acquired the common stock of Phoenix Color on April 1, 2008. In connection with the acquisition, the Company recorded net deferred tax liabilities of $21.5 million including $11.7 million of deferred tax assets for the value of federal and state net operating loss carryforwards. The acquired federal net operating loss was approximately $30.8 million. As of January 3, 2009, the remaining net operating loss carryforward was approximately $28.6 million which expires in years 2019 through 2027.

Effective at the beginning of 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires applying a “more likely than not” threshold to the recognition and derecognition of tax positions.

During the three months ended April 4, 2009, the Company provided net tax and interest accruals for unrecognized tax benefits of $0.1 million consisting of $0.2 million of current income tax expense and $0.1 million of deferred income tax benefit. The Company’s gross unrecognized tax benefit liability is included in other noncurrent liabilities and, at April 4, 2009, totaled $16.1 million, including interest and penalty accruals of $2.5 million. At January 3, 2009, the Company’s gross unrecognized tax benefit liability totaled $16.0 million, including interest and penalty accruals of $2.3 million.

The Company’s income tax filings for 2004 to 2007 are subject to examination in the U.S. federal tax jurisdiction. During the quarter ended April 4, 2009, the Company agreed to certain audit adjustments in connection with the Internal Revenue Service (“IRS”) examination of the Company’s tax filings for 2005 and 2006. The settlement resulted in only minor adjustments. The IRS also proposed certain transfer price adjustments for which the Company disagreed in order to preserve its right to seek relief from double taxation with the applicable U.S. and French tax authorities. The Company is also subject to examination in state and certain foreign tax jurisdictions for the 2003 to 2007 periods, none of which was individually material. During the quarter ended April 4, 2009, the Company filed a notice of objection with the Canadian Revenue Agency (“CRA”) in connection with CRA’s reassessment of tax years 1996 and 1997. The Company has filed requests with the IRS and CRA seeking relief from double taxation in connection with CRA’s proposed transfer price adjustments. Though subject to uncertainty, the Company believes it has made appropriate provisions for all outstanding issues for all open years and in all applicable jurisdictions. During the next twelve months, the Company does not expect that there will be a significant change in the unrecognized tax benefit liability as of April 4, 2009.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

14.	Pension and Other Postretirement Benefit Plans

Net periodic benefit income for pension and other postretirement benefit plans is presented below:

	Pension benefits		Postretirement benefits
	Three months ended		Three months ended
In thousands	April 4, 2009	March 29, 2008	April 4, 2009	March 29, 2008
Service cost	$1,212	$1,399	$2	$3
Interest cost	4,324	4,124	31	34
Expected return on plan assets	(6,471)	(6,490)	—	—
Amortization of prior service cost	(186)	(186)	(69)	(69)
Amortization of net actuarial (gain) loss	—	(6)	6	3

Net periodic benefit income	$(1,121)	$(1,159)	$(30)	$(29)

As of January 3, 2009, the Company did not expect to have an obligation to contribute to its qualified pension plans in 2009 due to the funded status of the plans. This expectation had not changed as of April 4, 2009, but the Company continues to monitor its obligation in light of market conditions. For the three months ended April 4, 2009, the Company did not make any contributions to its qualified pension plans and contributed $0.5 million and less than $0.1 million to its non-qualified pension plans and postretirement welfare plans, respectively. These payments to the non-qualified pension are consistent with the expected amounts, and postretirement welfare plans are slightly lower than the amounts disclosed as of January 3, 2009.

15.	Stock-based Compensation

The 2003 Stock Incentive Plan (the “2003 Plan”) was approved by the Board of Directors and effective as of October 30, 2003. The 2003 Plan permits us to grant key employees and certain other persons stock options and stock awards and provides for a total of 288,023 shares of common stock for issuance of options and awards to employees of the Company and a total of 10,000 shares of common stock for issuance of options and awards to directors and other persons providing services to the Company. As of April 4, 2009, there were 288,010 shares available for grant under the 2003 Plan. The maximum grant to any one person shall not exceed in the aggregate 70,400 shares. We do not currently intend to make any additional grants under the 2003 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments over the first five years following the date of grant, and/or “performance options”, which vest and become exercisable over the first five years following the date of grant at varying levels based on the achievement of certain EBITDA targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets, subject to certain conditions. Upon the occurrence of a “change in control” (as defined in the 2003 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate depending on the timing of the change of control and return on the equity investment by DLJMBP III in the Company as provided under the 2003 Plan. A “change in control” under the 2003 Plan is defined as: (i) any person or other entity (other than any of Holdings’ subsidiaries), including any “person” as defined in Section 13(d)(3) of the Exchange Act, other than certain of the DLJMBP Funds or affiliated parties thereof, becoming the beneficial owner, directly or indirectly, in a single transaction or a series of related transactions, by way of merger, consolidation or other business combination, of securities of Holdings representing more than 51% of the total combined voting power of all classes of capital stock of Holdings (or its successor) normally entitled to vote for the election of directors of Holdings or (ii) the sale of all or substantially all of the property or

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

assets of Holdings to any unaffiliated person or entity other than one of Holdings’ subsidiaries is consummated. The Transactions did not constitute a change of control under the 2003 Plan. Options issued under the 2003 Plan expire on the tenth anniversary of the grant date. The shares underlying the options are subject to certain transfer and other restrictions set forth in that certain Stockholders Agreement dated July 29, 2003, by and among the Company and certain holders of the capital stock of the Company. Participants under the 2003 Plan also agree to certain restrictive covenants with respect to confidential information of the Company and non-competition in connection with their receipt of options. All outstanding options to purchase Holdings common stock continued following the closing of the Transactions.

In connection with the closing of the Transactions, we established the 2004 Stock Option Plan, which permits us to grant key employees and certain other persons of the Company and its subsidiaries various equity-based awards, including stock options and restricted stock. The plan, currently known as the Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and Subsidiaries (the “2004 Plan”), provides for issuance of a total of 510,230 shares of Holdings Class A Common Stock. As of April 4, 2009, there were 93,960 shares available for grant under the 2004 Plan. Shares related to grants that are forfeited, terminated, cancelled or expire unexercised become available for new grants. Under his employment agreement, Mr. Marc L. Reisch, the Chairman of our Board of Directors and our Chief Executive Officer and President, received awards of stock options and restricted stock under the 2004 Plan. Additional members of management have also received grants under the 2004 Plan. Option grants consist of “time options”, which vest and become exercisable in annual installments through 2009, and/or “performance options”, which vest and become exercisable following the date of grant based upon the achievement of certain EBITDA and other performance targets, and in any event by the eighth anniversary of the date of grant. The performance vesting includes certain carryforward provisions if targets are not achieved in a particular fiscal year and performance in a subsequent fiscal year satisfies cumulative performance targets. Upon the occurrence of a “change in control” (as defined under the 2004 Plan), the unvested portion of any time option will immediately become vested and exercisable, and the vesting and exercisability of the unvested portion of any performance option may accelerate if certain EBITDA or other performance measures have been satisfied. A “change in control” under the 2004 Plan is defined as: (i) the sale (in one or a series of transactions) of all or substantially all of the assets of Holdings to an unaffiliated person; (ii) a sale (in one transaction or a series of transactions) resulting in more than 50% of the voting stock of Holdings being held by an unaffiliated person; (iii) a merger, consolidation, recapitalization or reorganization of Holdings with or into an unaffiliated person; if and only if any such event listed in (i) through (iii) above results in the inability of the Sponsors, or any member or members of the Sponsors, to designate or elect a majority of the Board (or the board of directors of the resulting entity or its parent company). The option exercise period is determined at the time of grant of the option but may not extend beyond the end of the calendar year that is ten calendar years after the date the option is granted. All options, restricted shares and any common stock for which such equity awards are exercised or with respect to which restrictions lapse are governed by a management stockholder’s agreement and sale participation agreement. As of April 4, 2009, there were 256,982 options vested under the 2004 Plan and 32,698 unvested and subject to vesting.

The Company recognizes compensation expense related to all equity awards based on the fair values of the awards at the grant date. For the three-month periods ended April 4, 2009 and March 29, 2008, the Company recognized total compensation expense related to stock options of approximately $0.2 million and $0.1 million, respectively, which is included in selling and administrative expense.

In each of the three-month periods ended April 4, 2009 and March 29, 2008, the Company did not grant options under the 2004 Plan.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The following table summarizes stock option activity for Holdings:

Options in thousands	Options	Weighted - average exercise price
Outstanding at January 3, 2009	341	$46.66
Exercised	(41)	$36.52

Outstanding at April 4, 2009	300	$48.05

Vested or expected to vest at April 4, 2009	300	$48.05

Exercisable at April 4, 2009	267	$43.36

The weighted average remaining contractual life of outstanding options at April 4, 2009 was approximately 6.5 years.

16.	Business Segments

Our three reportable segments consist of:

•

Scholastic — provides services in conjunction with the marketing, sale and production of class rings and an array of graduation products and other scholastic affinity products to students and administrators primarily in high schools, colleges and other post-secondary institutions;

•

Memory Book — provides services in conjunction with the publication, marketing, sale and production of school yearbooks, memory books and related products that help people tell their stories and chronicle important events; and

•

Marketing and Publishing Services — provides services in conjunction with the development, marketing, sale and production of multi-sensory and interactive advertising sampling systems, primarily for the fragrance, cosmetics and personal care segments, and provides innovative products and related services to the direct marketing sector. The group also produces book components primarily for the educational and trade publishing segments.

The following table presents information on Holdings by business segment:

	Three months ended
In thousands	April 4, 2009	March 29, 2008	$ Change	% Change
Net sales
Scholastic	$154,159	$139,022	$15,137	10.9%
Memory Book	8,513	8,640	(127)	(1.5%)
Marketing and Publishing Services	103,130	99,805	3,325	3.3%
Inter-segment eliminations	(259)	(427)	168	NM

	$265,543	$247,040	$18,503	7.5%

Operating income (loss)
Scholastic	$23,794	$12,606	$11,188	88.8%
Memory Book	(15,536)	(16,062)	526	(3.3%)
Marketing and Publishing Services	13,172	15,619	(2,447)	(15.7%)

	$21,430	$12,163	$9,267	76.2%

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

	Three months ended
In thousands	April 4, 2009	March 29, 2008	$ Change	% Change
Depreciation and Amortization
Scholastic	$7,770	$7,078	$692	9.8%
Memory Book	9,078	8,913	165	1.9%
Marketing and Publishing Services	8,346	6,739	1,607	23.8%

	$25,194	$22,730	$2,464	10.8%

17.	Related Party Transactions

Management Services Agreement

In connection with the Transactions, we entered into a management services agreement with the Sponsors pursuant to which the Sponsors provide certain structuring, consulting and management advisory services to us. Under the management services agreement, during the term, the Sponsors receive an annual advisory fee of $3.0 million that is payable quarterly and which increases by 3% per year. The Company paid $0.8 million as advisory fees to the Sponsors for each of the three-month periods ended April 4, 2009 and March 29, 2008. The management services agreement also provides that we will indemnify the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreement and the engagement of the Sponsors pursuant to, and the performance by the Sponsors of the services contemplated by, the management services agreement.

Other

The Company from time to time transacts business with affiliates of its Sponsors. The Company has retained Capstone Consulting from time to time to provide certain of our businesses with consulting services primarily to identify and advise on potential opportunities to improve operating efficiencies and other strategic efforts within the businesses. We made no payments for the three months ended April 4, 2009 and paid $0.2 million for the three months ended March 29, 2008 for services provided by them. Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone Consulting, KKR has provided financing to Capstone Consulting. In March 2005, an affiliate of Capstone Consulting invested $1.3 million in Holdings’ Class A Common Stock and was granted 13,527 options to purchase Holdings’ Class A Common Stock, with an exercise price of $96.10401 per share under the 2004 Plan (the exercise price was reduced in connection with the dividend paid by Holdings to its stockholders on April 4, 2006, to $39.07 per share). As of the end of 2007, these options were fully vested and exercisable.

We are party to an agreement with CoreTrust Purchasing Group (“CoreTrust”), a group purchasing organization, pursuant to which we may purchase products and services from certain vendors through CoreTrust on the terms established between CoreTrust and each vendor. An affiliate of KKR is party to an agreement with CoreTrust which permits certain KKR affiliates, including us, access to CoreTrust’s group purchasing program. CoreTrust receives payment of fees for administrative and other services provided by CoreTrust from certain vendors based on products and services purchased by us and other parties, and CoreTrust shares a portion of such fees with the KKR affiliate.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

18.	Condensed Consolidating Guarantor Information

As discussed in Note 10, Debt, Visant’s obligations under the senior secured credit facilities and the 7.625% senior subordinated notes are guaranteed by certain of its 100% wholly-owned subsidiaries (the “Guarantors”) on a full, unconditional and joint and several basis. The following tables present condensed consolidating financial information for Visant, as issuer, and its guarantor and non-guarantor subsidiaries.

The following presentation has been revised to reflect the following changes from the presentation for prior periods for: (i) The impact of intercompany interest expense in Visant’s “Equity (earnings) loss in subsidiary, net of tax” line. We previously presented equity (earnings) loss in subsidiaries, net of tax for Visant (excluding its subsidiaries) without adjusting the amount in the “Visant” column for intercompany interest expense. In such previous presentation, the intercompany interest expense was adjusted in the “Eliminations” column. (ii) A quarterly allocation of certain costs to the Guarantors in the “Cost of products sold” line. The Company previously presented these certain costs in the “Cost of products sold” line for Visant for all quarterly periods with an adjustment for allocation to the Guarantors of such costs during the fourth quarter and full year periods. The accompanying condensed consolidating statements of operations and cash flows for the three months ended March 29, 2008 reflect this revised presentation. The “Non-Guarantors” columns have not been impacted by any of the foregoing. There was no impact on the condensed consolidated financial statements for the periods presented.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)

Three months ended April 4, 2009

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	$—	$259,898	$10,306	$(4,661)	$265,543
Cost of products sold	—	124,599	7,781	(4,601)	127,779

Gross profit	—	135,299	2,525	(60)	137,764
Selling and administrative expenses	(29)	112,240	2,347	—	114,558
Gain on sale of assets	—	(49)	—	—	(49)
Special charges	—	1,489	—	—	1,489

Operating income	29	21,619	178	(60)	21,766
Net interest expense	16,321	10,492	45	(12,712)	14,146

(Loss) income before income taxes	(16,292)	11,127	133	12,652	7,620
Provision for (benefit from) income taxes	726	2,744	49	(23)	3,496

(Loss) income from operations	(17,018)	8,383	84	12,675	4,124
Equity (earnings) loss in subsidiary, net of tax	(21,142)	(84)	—	21,226	—

Net income (loss)	$4,124	$8,467	$84	$(8,551)	$4,124

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)

Three months ended March 29, 2008

In thousands			Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net sales	(a	)	$—	$240,121	$11,200	$(4,281)	$247,040
Cost of products sold			—	124,092	7,920	(3,894)	128,118

Gross profit			—	116,029	3,280	(387)	118,922
Selling and administrative expenses			(11)	102,045	3,133	—	105,167
Gain on sale of assets			—	(20)	—	—	(20)
Special charges			—	1,170	281	—	1,451

Operating income (loss)			11	12,834	(134)	(387)	12,324
Net interest expense			16,768	13,965	27	(14,319)	16,441

(Loss) before income taxes			(16,757)	(1,131)	(161)	13,932	(4,117)
Provision for (benefit from) income taxes			584	(1,756)	(84)	(151)	(1,407)

(Loss) income from continuing operations			(17,341)	625	(77)	14,083	(2,710)
Equity (earnings) loss in subsidiary, net of tax	(b	)	(14,631)	77	—	14,554	—

Net (loss) income	(c	)	$(2,710)	$548	$(77)	$(471)	$(2,710)

(a) –	Originally reported in the “Visant” column as $(3,928). Originally reported in the “Guarantor” column as $128,020.
(b) –	Originally reported in the “Visant” column as $3,380. Originally reported in the “Eliminations” column as $(3,457).
(c) –	Originally reported in the “Visant” column as $(16,793). Originally reported in the “Guarantor” column as $(3,380). Originally reported in the “Eliminations” column as $17,540.

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET (UNAUDITED)

April 4, 2009

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents	$150,910	$5,971	$9,676	$—	$166,557
Accounts receivable, net	1,083	107,334	8,542	—	116,959
Inventories, net	—	135,148	2,152	(130)	137,170
Salespersons overdrafts, net	—	28,208	1,242	—	29,450
Prepaid expenses and other current assets	1,436	19,526	626	—	21,588
Intercompany receivable	9,376	21,703	—	(31,079)	—
Deferred income taxes	(436)	15,456	—	—	15,020

Total current assets	162,369	333,346	22,238	(31,209)	486,744
Property, plant and equipment, net	653	219,772	68	—	220,493
Goodwill	—	983,450	21,935	—	1,005,385
Intangibles, net	—	578,876	9,264	—	588,140
Deferred financing costs, net	14,202	—	—	—	14,202
Intercompany receivable	836,890	316,167	43,041	(1,196,098)	—
Other assets	2,006	13,193	83	—	15,282
Investment in subsidiaries	663,358	79,355	—	(742,713)	—
Prepaid pension costs	—	3,981	—	—	3,981

	$1,679,478	$2,528,140	$96,629	$(1,970,020)	$2,334,227

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$137,000	$—	$—	$—	$137,000
Accounts payable	2,897	46,175	4,171	(10)	53,233
Accrued employee compensation and related taxes	8,741	26,303	1,173	—	36,217
Customer deposits	—	231,957	8,732	—	240,689
Commissions payable	—	33,458	487	—	33,945
Income taxes payable	4,781	45	930	(50)	5,706
Interest payable	602	44	—	—	646
Intercompany payable	98	29,571	1,400	(31,069)	—
Other accrued liabilities	1,051	28,676	505	—	30,232

Total current liabilities	155,170	396,229	17,398	(31,129)	537,668
Long-term debt, less current maturities	816,500	—	—	—	816,500
Intercompany payable	—	1,196,178	—	(1,196,178)	—
Deferred income taxes	(1,191)	195,851	(124)	—	194,536
Pension liabilities, net	(582)	56,683	—	—	56,101
Other noncurrent liabilities	17,703	19,841	—	—	37,544

Total liabilities	987,600	1,864,782	17,274	(1,227,307)	1,642,349
Stockholder’s equity	691,878	663,358	79,355	(742,713)	691,878

	$1,679,478	$2,528,140	$96,629	$(1,970,020)	$2,334,227

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

January 3, 2009

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Cash and cash equivalents	$102,517	$6,499	$8,585	$—	$117,601
Accounts receivable, net	984	124,897	13,038	—	138,919
Inventories, net	—	102,921	1,375	(70)	104,226
Salespersons overdrafts, net	—	27,204	842	—	28,046
Prepaid expenses and other current assets	2,423	17,154	508	—	20,085
Intercompany receivable	5,946	43,144	—	(49,042)	48
Deferred income taxes	(491)	15,414	—	—	14,923

Total current assets	111,379	337,233	24,348	(49,112)	423,848
Property, plant and equipment, net	719	220,965	78	—	221,762
Goodwill	—	984,055	21,959	—	1,006,014
Intangibles, net	—	593,198	9,264	—	602,462
Deferred financing costs, net	15,605	—	—	—	15,605
Intercompany receivable	1,139,709	174,935	43,353	(1,357,997)	—
Other assets	1,990	13,132	79	—	15,201
Investment in subsidiaries	654,438	79,271	—	(733,709)	—
Prepaid pension costs	—	3,981	—	—	3,981

	$1,923,840	$2,406,770	$99,081	$(2,140,818)	$2,288,873

LIABILITIES AND STOCKHOLDER’S EQUITY
Short-term borrowings	$137,000	$—	$—	$—	$137,000
Accounts payable	2,934	48,342	3,257	(4)	54,529
Accrued employee compensation and related taxes	7,827	33,617	2,052	—	43,496
Customer deposits	—	177,035	6,834	—	183,869
Commissions payable	—	22,159	711	—	22,870
Income taxes payable	8,455	(6,755)	1,361	(27)	3,034
Interest payable	10,096	16	—	—	10,112
Intercompany payable	9,886	38,500	4,008	(52,394)	—
Other accrued liabilities	1,443	31,890	1,714	—	35,047

Total current liabilities	177,641	344,804	19,937	(52,425)	489,957
Long-term debt, less current maturities	816,500	—	—	—	816,500
Intercompany payable	226,151	1,128,533	—	(1,354,684)	—
Deferred income taxes	(2,443)	200,588	(127)	—	198,018
Pension liabilities, net	74	57,388	—	—	57,462
Other noncurrent liabilities	18,616	21,019	—	—	39,635

Total liabilities	1,236,539	1,752,332	19,810	(1,407,109)	1,601,572
Stockholder’s equity	687,301	654,438	79,271	(733,709)	687,301

	$1,923,840	$2,406,770	$99,081	$(2,140,818)	$2,288,873

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

Three months ended April 4, 2009

In thousands	Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net income (loss)	$4,124	$8,467	$84	$(8,551)	4,124
Other cash (used in) provided by operating activities	(28,680)	75,460	1,419	11,907	60,106

Net cash (used in) provided by operating activities	(24,556)	83,927	1,503	3,356	64,230
Purchases of property, plant and equipment	—	(14,916)	(2)	—	(14,918)
Additions to intangibles	—	(33)	—	—	(33)
Proceeds from sale of property and equipment	—	87	—	—	87

Net cash used in investing activities	—	(14,862)	(2)	—	(14,864)
Intercompany payable (receivable)	72,949	(69,593)	—	(3,356)	—

Net cash provided by (used in) financing activities	72,949	(69,593)	—	(3,356)	—
Effect of exchange rate changes on cash and cash equivalents	—	—	(410)	—	(410)

Increase (decrease) in cash and cash equivalents	48,393	(528)	1,091	—	48,956
Cash and cash equivalents, beginning of period	102,517	6,499	8,585	—	117,601

Cash and cash equivalents, end of period	$150,910	$5,971	$9,676	$—	$166,557

VISANT HOLDING CORP.

VISANT CORPORATION

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

Three months ended March 29, 2008

In thousands			Visant	Guarantors	Non- Guarantors	Eliminations	Total
Net (loss) income	(a	)	$(2,710)	$548	$(77)	$(471)	$(2,710)
Other cash provided by operating activities	(b	)	35,506	17,191	15	1,618	54,330

Net cash provided by (used in) operating activities			32,796	17,739	(62)	1,147	51,620
Purchases of property, plant, and equipment			1	(13,686)	—	—	(13,685)
Proceeds from sale of property and equipment			—	47	—	—	47
Acquisition of business, net of cash acquired			(10)	—	—	—	(10)

Net cash used in investing activities			(9)	(13,639)	—	—	(13,648)
Net short-term borrowings			—	—	(714)	—	(714)
Intercompany payable (receivable)			16,235	(15,078)	—	(1,157)	—
Distribution to shareholder			(744)	—	—	—	(744)

Net cash provided by (used in) financing activities			15,491	(15,078)	(714)	(1,157)	(1,458)
Effect of exchange rate changes on cash and cash equivalents			—	1	430	10	441

Increase (decrease) in cash and cash equivalents			48,278	(10,977)	(346)	—	36,955
Cash and cash equivalents, beginning of period			40,727	10,815	7,600	—	59,142

Cash and cash equivalents, end of period			$89,005	$(162)	$7,254	$—	$96,097

(a) –	Originally reported in the “Visant” column as $(16,793). Originally reported in the “Guarantor” column as $(3,380). Originally reported in the “Eliminations” column as $17,540.
(b) –	Originally reported in the “Visant” column as $49,589. Originally reported in the “Guarantor” column as $21,119. Originally reported in the “Eliminations” column as $(16,393).

19.	Subsequent Event

On May 28, 2009, Visant entered into Amendment No. 2 (the “Second Amendment”) to that certain Credit Agreement, dated as of October 4, 2004, among Visant, as Borrower, Jostens Canada Ltd., as Canadian Borrower, Visant Secondary Holdings Corp., as Guarantor, Credit Suisse (formerly known as Credit Suisse First Boston), as Administrative Agent, Credit Suisse, Toronto Branch (formerly known as Credit Suisse First Boston Toronto Branch), as Canadian Administrative Agent, and the lending institutions party thereto from time to time (as amended, the “Credit Agreement”).

The Second Amendment provides for the following:

•

An extension of the termination date of the revolving credit commitments until September 4, 2011, provided that if the consolidated gross senior secured leverage ratio for the four quarter period ending as of the last day of Visant’s fiscal quarter ending closest to June 30, 2011 is less than 0.75 to 1.00, then such maturity date shall be January 4, 2012; provided, however, that if all tranche C term loans outstanding under the Credit Agreement shall not have been fully repaid and/or refinanced on or prior to October 4, 2011, the maturity date of the revolving credit commitments shall be October 4, 2011 without regard to whether the consolidated gross senior secured leverage ratio condition referred to above has been met. The consolidated gross senior secured leverage ratio is defined as (1) the sum of (a) the aggregate principal amount of term loans and revolving credit commitments (whether used or unused) under the Credit Agreement, (b) with certain exceptions, the principal amount of all other secured indebtedness of Visant and its subsidiaries and (c) the outstanding capitalized lease obligations of Visant and its subsidiaries to (2) consolidated EBITDA.

•

The termination of all revolving credit commitments held by each lender that will not remain or become a revolving credit lender under the Credit Agreement as amended by the Second Amendment, resulting in a reduction of the revolving credit commitments from an aggregate of $250.0 million to an aggregate of $100.0 million.

•

An increase in the pricing on all revolving credit and swingline loans from and after the date of the Second Amendment, with such loans bearing interest, at Visant’s option (except in the case of swingline loans, which in all cases will bear interest at the alternate base rate plus 3.00% per annum), at either adjusted LIBOR (with a minimum adjusted LIBOR of 2.00% per annum) plus 4.00% per annum or the alternate base rate plus 3.00% (or, in the case of Canadian dollar denominated loans, the bankers’ acceptance discount rate plus 4.00% or the Canadian prime rate plus 3.00% per annum).

•	An increase in the commitment fee rate to 0.75% per annum for unfunded revolving credit commitments.

VISANT HOLDING CORP.

$247,200,000 Principal Amount at Maturity

of 10 1/4% Senior Discount Notes Due 2013

PROSPECTUS

UNTIL                     , 2009, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses incurred or expected to be incurred in connection with this registration statement and the transactions contemplated hereby, all of which will be borne by us, are as follows:

Printing expenses	$35,000
Legal fees	40,000
Accounting fees	36,000

Total	$110,000

Item 14. Indemnification of Directors and Officers.

The following is a summary of the statutes, charter and bylaw provisions or other arrangements under which the Registrant’s directors and officers are insured or indemnified against liability in their capacities as such. All of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by Visant Holding Corp. against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Visant Holding Corp. is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145(g) of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the DGCL.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

In accordance with these provisions, the articles of incorporation and/or the bylaws of Visant Holding Corp. provides indemnification of any person who is, was or shall be a director, officer, employee or agent of the corporation, to the fullest extent permitted by the DGCL, as amended from time to time.

Item 15. Recent Sales of Unregistered Securities.

Our equity securities are not registered pursuant to Section 12 of the Exchange Act. For the quarter ended April 4, 2009, we did not issue or sell equity securities, except that, at the end of such quarter, an aggregate of 20,577 shares of Holdings’ Class A Common Stock were issued to two former employees in connection with the net cashless exercise of vested options by such former employees in connection with their separation from service. For the quarter ended January 3, 2009, we did not issue or sell equity securities. For the quarter ended September 27, 2008, we did not issue or sell equity securities, except: (a) on September 3, 2008, Holdings granted an aggregate of 2,403 options to purchase Class A Common Stock, subject to vesting, with an exercise price of $248.25 per share, to an employee under the 2004 Plan; and (b) on September 8, 2008, Holdings granted 2,000 options to purchase Class A Common Stock, subject to vesting, with an exercise price of $248.25 per share, to an employee under the 2004 Plan, in each case in accordance with Section 4(2) of the Securities Act. For the quarter ended June 28, 2008, we did not issue or sell equity securities, except as of April 1, 2008, Holdings issued, subject to vesting, an aggregate of 2,600 restricted shares of Holdings’ Class A Common Stock to three officers under the 2004 Plan in accordance with section 4(2) of the Securities Act. In addition, during the quarter ended June 28, 2008, an aggregate of 4,888 shares of Holdings’ Class A Common Stock were issued in connection with the net cashless exercise of vested options by two employees in connection with their separation from service. For each of the quarters ended March 29, 2008, December 29, 2007 and September 29, 2007, we did not issue or sell equity securities. For the quarter ended June 30, 2007, we did not issue or sell equity securities except that on April 30, 2007, we granted an aggregate of 5,546 options to purchase Class A Common Stock, subject to vesting, with an exercise price of $169.15 per share to certain employees of Visant and its subsidiaries under the 2004 Plan, in accordance with Section 4(2) of the Securities Act. For the quarter ended March 31, 2007, we did not issue or sell equity securities. For the quarter ended December 30, 2006, we did not issue or sell equity securities, except: (a) on November 30, 2006, Holdings granted 2,300 options to purchase Class A Common Stock, subject to vesting, with an exercise price of $130.45 per share to an employee under the 2004 Plan; (b) on December 1, 2006, Holdings granted 12,350 options to purchase Class A Common Stock, subject to vesting, with an exercise price of $130.45 per share to certain employees under the 2004 Plan; and (c) on December 15, 2006, Holdings issued 3,000 shares of restricted Class A Common Stock to one of our officers under the 2004 Plan, in each case in accordance with Section 4(2) of the Securities Act. For each of the quarters ended September 30, 2006, July 1, 2006 and April 1, 2006, we did not issue or sell equity securities.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

Visant Holding Corp. and subsidiaries

	Allowance for uncollectible accounts (1)	Allowance for sales returns (2)	Salesperson overdraft reserve (1)
Balance, December 31, 2005	$3,685	$5,934	$12,517

Charged to expense	1,012	24,512	6,672
Deductions	1,971	23,168	6,568

Balance, December 30, 2006	2,726	7,278	12,621

Charged to expense	1,626	24,281	1,541
Deductions	1,048	24,679	4,193

Balance, December 29, 2007	3,304	6,880	9,969

Charged to expense	2,549	25,880	928
Deductions	1,545	24,737	2,753

Balance, January 3, 2009	$4,308	$8,023	$8,144

(1)	Deductions represent uncollectible accounts written off, net of recoveries
(2)	Deductions represent returns processed against reserve

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Visant Holding Corp. has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Armonk, State of New York, on the 3rd day of June, 2009.

VISANT HOLDING CORP.

By:	/S/ MARC L. REISCH
Name:	Marc L. Reisch
Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Visant Holding Corp., do hereby constitute and appoint Paul B. Carousso and Marie D. Hlavaty, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all post-effective amendments hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 and power of attorney have been signed by the following persons in the capacities indicated on the 3rd day of June, 2009.

Signature	Capacity	Date

/S/ MARC L. REISCH Marc L. Reisch	Chairman, President and Chief Executive Officer (Principal Executive Officer)	June 3, 2009

/S/ PAUL B. CAROUSSO Paul B. Carousso	Vice President—Finance (Principal Financial and Accounting Officer)	June 3, 2009

/S/ DAVID F. BURGSTAHLER David F. Burgstahler	Director	June 3, 2009

/S/ GEORGE M.C. FISHER George M.C. Fisher	Director	June 3, 2009

/S/ ALEXANDER NAVAB Alexander Navab	Director	June 3, 2009

/S/ TAGAR C. OLSON Tagar C. Olson	Director	June 3, 2009

Charles P. Pieper	Director	June 3, 2009

/S/ JAY WILKINS Jay Wilkins	Director	June 3, 2009

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this registration statement are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves. In particular, the representations and warranties contained in the agreements and other documents filed as exhibits to this registration statement were made solely within the context of the relevant agreement or document and may be subject to further qualifications and limitations as agreed by the parties. Accordingly, the representations and warranties contained therein may not describe the actual state of affairs as of the date they were made or at any other time, and you should not rely on them to provide factual information.

Exhibit No.	Exhibit Description
2.1(11)	Agreement and Plan of Merger, dated as of July 21, 2004, among Fusion Acquisition LLC, VHH Merger, Inc. and Von Hoffmann Holdings Inc.

2.2(9)	Agreement and Plan of Merger, dated as of July 21, 2004, among Fusion Acquisition LLC, AHC Merger, Inc. and AHC I Acquisition Corp.

2.3(10)	Contribution Agreement, dated as of July 21, 2004, between Visant Holding Corp. (f/k/a Jostens Holding Corp.) and Fusion Acquisition LLC.

2.4(2)	Amendment No. 1 to Contribution Agreement, dated as of September 30, 2004, between Visant Holding Corp. and Fusion Acquisition LLC.

2.5(19)	Stock Purchase Agreement, dated January 2, 2007, among Visant Corporation, Visant Holding Corporation and R.R. Donnelley & Sons Company.

2.6(23)	Agreement and Plan of Merger, dated as of February 11, 2008, by and among Visant Corporation, Coyote Holdco Acquisition Company LLC, Phoenix Color Corp., Louis LaSora, as stockholders’ representative and the stockholders signatory thereto.

3.1(3)	Second Amended and Restated Certificate of Incorporation of Visant Holding Corp.

3.2(16)	Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of Visant Holding Corp.

3.3(3)	By-Laws of Visant Holding Corp.

4.1(4)	Indenture, dated December 2, 2003, between Visant Holding Corp. and The Bank of New York Mellon Trust Company, N.A. (f/k/a BNY Midwest Trust Company), as trustee.

4.2(4)	Registration Rights Agreement, dated November 25, 2003, among Visant Holding Corp., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

4.3(6)	Indenture, dated October 4, 2004, among Visant Corporation, the guarantors parties thereto and The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York), as trustee.

4.4(6)	Exchange and Registration Rights Agreement, dated October 4, 2004, among Visant Corporation, the guarantors parties thereto, Credit Suisse First Boston LLC and Deutsche Bank Securities Inc.

4.5(2)	Registration Rights Agreement, dated as of October 4, 2004, between Visant Holding Corp. and the Stockholders named therein.

4.6(18)	Indenture, dated April 4, 2006, between Visant Holding Corp. and U.S. Bank National Association, as trustee.

4.7(18)	Registration Rights Agreement, dated April 4, 2006, among Visant Holding Corp., Lehman Brothers Inc. and Banc of America Securities LLC.

5.1†	Opinion of Simpson Thacher & Bartlett LLP regarding the validity of the securities offered hereby.

10.1(6)	Credit Agreement, dated as of October 4, 2004, among Visant Corporation, as Borrower, Jostens Canada Ltd., as Canadian Borrower, Visant Secondary Holdings Corp., as Guarantor, Credit Suisse First Boston, as Administrative Agent, Credit Suisse First Boston Toronto Branch, as Canadian Administrative Agent, Credit Suisse First Boston, as Sole Lead Arranger and Sole Bookrunner, Deutsche Bank Securities Inc. and Banc of America Securities LLC, as Co-Arrangers and Co-Syndication Agents, and certain other lending institutions from time to time parties thereto.

Exhibit No.	Exhibit Description

10.2(6)	U.S. Guarantee, dated as of October 4, 2004, among Visant Secondary Holdings Corp., each of the subsidiaries of Visant Corporation listed on Annex A thereto and Credit Suisse First Boston, as administrative agent for the lenders from time to time parties to the Credit Agreement, dated as of October 4, 2004.

10.3(6)	Canadian Guarantee, dated as of October 4, 2004, among Visant Corporation, Visant Secondary Holdings Corp., the subsidiaries of Visant Corporation listed on Schedule 1 thereto and Credit Suisse First Boston Toronto Branch, as Canadian Administrative Agent for the lenders from time to time parties to the Credit Agreement, dated as of October 4, 2004.

10.4(6)	Security Agreement, dated as of October 4, 2004, among Visant Secondary Holdings Corp., Visant Corporation, each of the subsidiaries of Visant Corporation listed on Annex A thereto and Credit Suisse First Boston, as administrative agent for the lenders from time to time party to the Credit Agreement, dated as of October 4, 2004.

10.5(6)	Canadian Security Agreement, dated as of October 4, 2004, between Jostens Canada Ltd. and Credit Suisse First Boston Toronto Branch, as Canadian administrative agent for the lenders from time to time party to the Credit Agreement, dated as of October 4, 2004.

10.6(6)	Pledge Agreement, dated as of October 4, 2004, among Visant Corporation, Visant Secondary Holdings Corp., each of the subsidiaries of Visant Corporation listed on Schedule 1 thereto and Credit Suisse First Boston, as administrative agent for the lenders from time to time party to the Credit Agreement, dated as of October 4, 2004.

10.7(6)	Canadian Pledge Agreement, dated as of October 4, 2004, between Jostens Canada Ltd. and Credit Suisse First Boston Toronto Branch, as Canadian administrative agent for the lenders from time to time parties to the Credit Agreement, dated as of October 4, 2004.

10.8(6)	Trademark Security Agreement, dated as of October 4, 2004, among Visant Secondary Holdings Corp., Visant Corporation, the subsidiaries of Visant Corporation listed on Schedule I thereto and Credit Suisse First Boston, as administrative agent.

10.9(6)	Patent Security Agreement, dated as of October 4, 2004, among Visant Secondary Holdings Corp., Visant Corporation., the subsidiaries of Visant Corporation listed on Schedule I thereto and Credit Suisse First Boston, as administrative agent.

10.10(6)	Copyright Security Agreement, dated as of October 4, 2004, among Visant Secondary Holdings Corp., Visant Corporation, the subsidiaries of Visant Corporation listed on Schedule I thereto and Credit Suisse First Boston, as administrative agent.

10.11(12)	Stock Purchase and Stockholders’ Agreement, dated as of September 3, 2003, among Visant Holding Corp., Visant Corporation and the stockholders party thereto.

10.12(14)	Stock Purchase Agreement among Von Hoffmann Corporation, The Lehigh Press, Inc. and the shareholders of The Lehigh Press Inc., dated September 5, 2003.

10.13(13)	Jostens, Inc. Executive Severance Pay Plan-2003 Revision, effective February 26, 2003.*

10.14(7)	Management Stock Incentive Plan established by Jostens, Inc., dated as of May 10, 2000.*

10.15(1)	Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and its Subsidiaries, dated as of January 6, 2005.*

10.16(27)	Amended and Restated Employment Agreement, dated as of December 19, 2008, between Visant Holding Corp. and Marc L. Reisch.*

10.17(2)	Management Stockholder’s Agreement, dated as of October 4, 2004, between Visant Holding Corp. and Marc Reisch.*

10.18(2)	Restricted Stock Award Agreement, dated as of October 4, 2004, between Visant Holding Corp. and Marc Reisch.*

10.19(2)	Sale Participation Agreement, dated as of October 4, 2004, between Visant Holding Corp. and Marc Reisch.*

Exhibit No.	Exhibit Description
10.20(2)	Stock Option Agreement, dated as of October 4, 2004, between Visant Holding Corp. and Marc Reisch.*

10.21(8)	Separation Agreement, dated as of July 14, 2004, among Visant Holding Corp., Jostens, Inc. and Robert C. Buhrmaster.*

10.22(5)	Amendment No. 1 and Agreement, dated as of December 21, 2004, to the Credit Agreement dated as of October 4, 2004, among Visant Corporation, Jostens Canada Ltd., Visant Secondary Holdings Corp., the lending institutions from time to time parties thereto, Credit Suisse First Boston, as Administrative Agent, and Credit Suisse First Boston Toronto Branch, as Canadian Administrative Agent.

10.23(1)	Stockholders Agreement, dated as of October 4, 2004, among Visant Holding Corp. and the stockholders named therein.

10.24(2)	Transaction and Monitoring Agreement, dated as of October 4, 2004, between Visant Holding Corp., Kohlberg Kravis Roberts & Co. L.P. and DLJ Merchant Banking III, Inc.

10.25(16)	Second Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and its Subsidiaries, dated as of March 14, 2005.*

10.26(16)	Form of Management Stockholder’s Agreement.*

10.27(16)	Form of Sale Participation Agreement.*

10.28(16)	Form of Visant Holding Corp. Stock Option Agreement.*

10.29(16)	Form of Jostens, Inc. Stock Option Agreement.*

10.30(17)	Third Amended and Restated 2004 Stock Option Plan for Key Employees of Visant Holding Corp. and its Subsidiaries, dated March 22, 2006.*

10.31(13)	Jostens Holding Corp. 2003 Stock Incentive Plan, effective October 30, 2003.*

10.32(27)	Form of Amended and Restated Agreement entered into with respect to Executive Supplemental Retirement Plan.*

10.33(22)	Change in Control Severance Agreement, dated May 10, 2007, by and among Visant Holding Corp., Visant Corporation and Paul B. Carousso.*

10.34(22)	Change in Control Severance Agreement, dated May 10, 2007, by and among Visant Holding Corp., Visant Corporation and Marie D. Hlavaty.*

10.35(24)	Separation agreement, dated January 7, 2008, by and among Visant Holding Corp., Visant Corporation and Jostens, Inc. and Michael L. Bailey.*

10.36(24)	Amended and restated separation agreement, dated March 20, 2008, by and among Visant Holding Corp., Visant Corporation and Jostens, Inc. and Michael L. Bailey.*

10.37(24)	Letter agreement, dated October 2, 2006, among Visant Corporation, Jostens, Inc. and Timothy Larson.*

10.38(24)	Employment Agreement, dated as of January 7, 2008, by and among Visant Corporation, Jostens, Inc. and Timothy Larson.*

10.39(24)	Letter agreement, dated March 20, 2008, among Visant Holding Corp., Visant Corporation and Michael Bailey.*

10.40(25)	Award Letter to Timothy M. Larson, dated as of April 1, 2008.*

10.41(25)	Form of Restricted Stock Award Agreement.*

10.42(26)	Form of Long-Term Incentive Award Letter.*

10.43(28)	Amendment No. 2 to Credit Agreement, dated as of May 28, 2009, among Visant Corporation, Jostens Canada Ltd., Visant Secondary Holdings Corp., the various subsidiary guarantors, Credit Suisse, as Administrative Agent, Credit Suisse, Toronto Branch, as Canadian Administrative Agent and the lending institutions parties thereto.

Exhibit No.	Exhibit Description
12.1(27)	Computation of Ratio of Earnings to Fixed Charges.

21.1(27)	Subsidiaries of Visant Holding Corp.

23.1†	Consent of Deloitte & Touche LLP.

23.2†	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1 hereto).

24.1†	Power of Attorney (included in signature pages hereto).

25.1(21)	Form T-1 statement of eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon Trust Company, N.A. (f/k/a BNY Midwest Trust Company), as trustee.

(1)	Incorporated by reference to Visant Holding Corp.’s Post-Effective Amendment No. 2 to Form S-4/A (file no. 333-112055), filed on February 14, 2005.
(2)	Incorporated by reference to Visant Holding Corp.’s Post-Effective Amendment to Form S-4/A (file no. 333-112055), filed on November 12, 2004.
(3)	Incorporated by reference to Visant Holding Corp.’s Form S-4/A (file no. 333-112055), filed on February 2, 2004.
(4)	Incorporated by reference to Visant Holding Corp.’s Form S-4 (file no. 333-112055), filed on January 21, 2004.
(5)	Incorporated by reference to Visant Corporation’s Form S-4/A (file no. 333-120386), filed on February 14, 2005.
(6)	Incorporated by reference to Visant Corporation’s Form S-4 (file no. 333-120386), filed on November 12, 2004.
(7)	Incorporated by reference to Jostens, Inc.’s Form S-4 (file no. 333-45006), filed on September 1, 2000.
(8)	Incorporated by reference to Visant Holding Corp.’s Form 10-Q, filed on November 16, 2004.
(9)	Incorporated by reference to AKI, Inc.’s Form 10-K, filed on September 1, 2004.
(10)	Incorporated by reference to Visant Holding Corp.’s Form 10-Q, filed on August 17, 2004.
(11)	Incorporated by reference to Von Hoffmann Holdings Inc.’s Form 10-Q/A, filed on August 12, 2004.
(12)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed on April 28, 2004.
(13)	Incorporated by reference to Jostens, Inc.’s Form 10-K, filed on April 1, 2004.
(14)	Incorporated by reference to Von Hoffmann Holdings Inc.’s Form 10-Q, filed on November 10, 2003.
(15)	Incorporated by reference to Jostens, Inc.’s Form 8, dated May 2, 1991.
(16)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed April 1, 2005.
(17)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed on March 30, 2006.
(18)	Incorporated by reference to Visant Holding Corp.’s Form 8-K, filed on April 6, 2006.
(19)	Incorporated by reference to Visant Holding Corp.’s Form 8-K, filed on January 5, 2007.
(20)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed March 28, 2007.
(21)	Incorporated by reference to Visant Holding Corp.’s Post-Effective Amendment No. 4 to Form S-4 (file no. 333-112055), filed September 13, 2005.
(22)	Incorporated by reference to Visant Holding Corp.’s Form 10-Q, filed May 14, 2007.
(23)	Incorporated by reference to Visant Holding Corp.’s Form 8-K, filed on February 15, 2008.
(24)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed on March 26, 2008.
(25)	Incorporated by reference to Visant Holding Corp.’s Post-Effective Amendment to Form S-1/A (file no. 333-142680), filed May 20, 2008.
(26)	Incorporated by reference to Visant Holding Corp.’s Form 10-Q, filed on November 12, 2008.
(27)	Incorporated by reference to Visant Holding Corp.’s Form 10-K, filed on April 1, 2009.
(28)	Incorporated by reference to Visant Holding Corp.’s Form 8-K, filed on June 1, 2009.
†	Filed herewith.
*	Management contract or compensatory plan or arrangement.